As filed with the Securities and Exchange Commission on January 26, 2004

Registration No. 333-109816

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
to
FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

(Exact name of registrant as specified in its governing instruments)

600 Grant Street, Suite 900
Denver, CO 80203
(303) 291-0222
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Scott D. Jackson
Chairman of the Board and Chief Executive Officer
600 Grant Street, Suite 900
Denver, CO 80203
(303) 291-0222
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Fred B. White, III, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Larry P. Medvinsky, Esq. Clifford Chance US LLP 200 Park Avenue New York, New York 10166 (212) 878-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common stock, par value $0.01 per share	$594,448,722(2)	$48,090.91(3)
% Series A Cumulative Redeemable Preferred Stock	$143,750,000	$11,629.38(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o), promulgated under the Securities Act.
(2)	Includes $49,661,934 of secondary shares being registered on behalf of selling stockholders.
(3)	A portion of the registration fee was previously paid at the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains a prospectus relating to an offering of our common stock (the "common stock prospectus") and a prospectus relating to a concurrent offering of our       % Series A cumulative redeemable preferred stock (the "preferred stock prospectus"). The complete common stock prospectus follows immediately. Following the common stock prospectus are alternate pages for the preferred stock prospectus, including:

•	the front and back cover pages;
•	pages for the "Prospectus Summary" section, describing our preferred stock offering;
•	pages containing risk factors applicable only to our preferred stock offering;
•	pages describing the U.S. federal income tax consequences of holding our Series A preferred stock;
•	pages comprising the section entitled "Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends;" and
•	pages comprising the section entitled "Underwriting."

In addition to the substitution of these alternative pages, the preferred stock prospectus will not include the sections from the common stock prospectus entitled "Dilution" and "Distribution Policy."

The complete prospectus for each of our common and preferred stock offerings will be filed with the Securities and Exchange Commission in accordance with Rule 424 under the Securities Act of 1933, as amended.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 26, 2004

24,614,854 Shares of Common Stock

This is the initial public offering of shares of common stock of Affordable Residential Communities Inc. We are offering 22,250,000 shares of our common stock, and 2,364,854 shares of common stock are being offered by the selling stockholders described in this prospectus. We have granted the underwriters an option to purchase up to 3,692,228 additional shares of our common stock to cover over-allotments. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We have elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes.

We expect the public offering price of our common stock to be between $19.00 and $21.00 per share. Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "ARC."

Concurrently with this offering, we are also conducting an offering of 5,000,000 shares of our     % Series A cumulative redeemable preferred stock, $25.00 liquidation value per share.

See "Risk Factors" beginning on page 16 of this prospectus for certain risks relevant to an investment in our common stock, including, among others:

•	Our estimated initial annual distribution represents approximately 190% of our estimated cash available for distribution to our common stockholders for the twelve months ended September 30, 2004. We expect to fund our estimated initial annual distribution from our operating cash flow and from cash generated from our new senior fixed and variable rate mortgage debt described herein. Unless our operating cash flow increases substantially, we will be required either to fund future distributions from borrowings under our senior revolving credit facility or to reduce such distributions. If we use working capital or borrowings under our senior revolving credit facility to fund these distributions, this will reduce our cash available for distribution and the availability of the senior revolving credit facility for other purposes, which could negatively impact our financial condition and our ability to expand our business and fund our growth initiatives.
•	We expect approximately 87% of our estimated initial annual distribution will represent a return of capital for the tax period ending December 31, 2004, which could result in increased capital gain recognition in a subsequent sale of your common stock.
•	We may not successfully integrate the Hometown communities and realize the improvements in occupancy and operating results that we anticipate from this acquisition.
•	Adverse economic or other conditions in the markets in which we do business, including our five largest markets of Dallas-Fort Worth, Texas; Atlanta, Georgia; Salt Lake City, Utah; the Front Range of Colorado; and Jacksonville, Florida, could negatively affect our occupancy and our results of operations.
•	We may not be able to maintain and improve our occupancy through expansion of our rental home program or our in-community home sales and financing initiative, which could negatively affect our revenue and our results of operations.
•	The manufactured housing industry continues to face a challenging operating environment marked by a shortage of available financing for home purchases and a significant decrease in manufactured home shipments, which has put downward pressure on occupancy in manufactured home communities and may continue to do so.
•	We are subject to the risks normally associated with debt financing, including the risk that payments of principal and interest on borrowings may leave us with insufficient cash to operate our communities or to pay the distributions currently contemplated or necessary to maintain our REIT status. Upon consummation of our concurrent common and preferred stock offerings, the Hometown acquisition and the financing transactions described in this prospectus, we expect to have approximately $950 million of outstanding indebtedness. Additionally, we could become more highly leveraged because our charter documents contain no limitation on the amount of indebtedness we may incur.
•	After completion of our concurrent common and preferred stock offerings, our directors, executive officers and stockholders affiliated with them will beneficially own approximately 35.1% in the aggregate of our outstanding common stock on a fully diluted basis, and our stockholders associated with Thomas H. Lee Partners, L.P., UBS Capital Americas, LLC and Nassau Capital Funds, L.P. will own approximately 31.9% in the aggregate of our outstanding common stock on a fully diluted basis, will have six representatives on our eleven-member board of directors and will have the ability to control most actions taken by our board of directors and to exercise substantial influence over any matter presented to our stockholders.
•	We have reported historical accounting losses on a consolidated basis since our inception, including losses before allocation to minority interest of $31.1 million for the nine months ended September 30, 2003 and $47.3 million, $12.8 million and $14.1 million for the years ended December 31, 2002, 2001 and 2000, respectively, and we may continue to report accounting losses in the future.

	Per share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

(1)	Does not include a financial advisory fee equal to 0.75% of the public offering price payable to Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The underwriters expect to deliver the shares of common stock on or about                              , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

Citigroup	Merrill Lynch & Co.

Credit Suisse First Boston

Morgan Stanley

UBS Investment Bank
Wachovia Securities
Legg Mason Wood Walker
Incorporated

McDonald Investments Inc.

The date of this prospectus is                         , 2004

Country Club Estates
801-262-4848

ARC Community
Salt Lake City, UT

ARC Community
Jacksonville, FL

Portside
at the beaches
904-223-1530

# Largest Portfolio in the US

Western Hills Estates

ARC Community
Ft. Lauderdale, FL

CARNES CROSSING

HTA Community
Summerville, SC

# Geographic Diversity

Blue Valley

ARC Community
Manhattan, KS

New Twin Lakes Village

ARC Community
Middletown, NY

# Proven Growth Platform

Terrell Crossing

HTA Community
Atlanta, GA

ARC Community
Dallas, TX

HunterRidge

Lido Estates

# Affordable Housing Solutions

ARC Community
Lancaster, CA

ARC Community
Des Moines, IA

Country Club Crossing
515-967-7794

ARC
*Affordable Residential Communities*

Havenwood

ARC Community
Pompano Beach, FL

# Our Communities at a Glance

ARC Portfolio
ARC Communities
HTA Communities

*spacious community clubhouses*

*playgrounds for the kids*

beautifully manicured
common areas
swimming pools
with picnic areas
friendly
neighborhoods

i

You should only rely on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

Until                          , 2004 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements appearing elsewhere in this prospectus, including under the caption "Risk Factors." Unless the context otherwise requires, references in this prospectus to "ARC," "we," "our company," "our" and "us" refer to Affordable Residential Communities Inc., a Maryland corporation (formerly known as ARC IV REIT, Inc.), together with our consolidated subsidiaries, including Affordable Residential Communities LP, a Delaware limited partnership of which we are the sole general partner and which we refer to in this prospectus as our "operating partnership." Unless otherwise indicated, the information contained in this prospectus is as of September 30, 2003 and assumes that the underwriters' over-allotment option is not exercised, the Hometown acquisition and the financing transactions described herein are completed, our concurrent offering of our     % Series A cumulative redeemable preferred stock, or our Series A preferred stock, is completed, and the common stock to be sold in our common stock offering is sold at $20.00 per share, which is the mid-point of the range of prices indicated on the front cover of the common stock prospectus.

Affordable Residential Communities Inc.

Overview

We are a fully integrated, self-administered and self-managed equity REIT focused primarily on the acquisition, renovation, repositioning and operation of all-age manufactured home communities. We also rent and sell manufactured homes, finance sales of manufactured homes and act as agent in the sale of homeowners' insurance and other related insurance products, all exclusively to residents in our communities. We conduct all of our business activities through our operating partnership, of which we are the sole general partner and in which we will hold a 94.6% ownership interest upon completion of our concurrent offerings.

Upon completion of our pending acquisition of 90 communities with approximately 26,000 homesites from Hometown America, L.L.C., or the Hometown acquisition, we will be the largest owner and operator of manufactured home communities in the U.S. with 302 communities and approximately 67,000 homesites in 29 states. These communities include approximately 12,000 vacant homesites for future lease-up, which provide opportunities to increase our occupancy and our operating margins, as well as undeveloped land with approximately 3,000 additional expansion homesites.

Our co-founders, Scott D. Jackson, our Chairman and Chief Executive Officer, and John G. Sprengle, our Vice Chairman, Executive Vice President and Chief Financial Officer, have been in the business of acquiring and operating manufactured home communities since 1995. We believe we have developed a superior acquisition platform and operating infrastructure that enable us to identify and execute on opportunities to acquire both stabilized and non-stabilized communities and improve their occupancy and operating results. Average total occupancy for communities we owned for at least one year at the end of the indicated period, excluding the Hometown acquisition, has increased from 87.6% for the year ended December 31, 2000, to 88.6% for the year ended December 31, 2001, to 92.2% for the year ended December 31, 2002, and was 91.2% for the nine months ended September 30, 2003.

Our principal executive, corporate and property management offices are located at 600 Grant Street, Suite 900, Denver, Colorado 80203, and our telephone number is (303) 291-0222. Our internet address is www.aboutarc.com. The information contained on our website is not part of this prospectus.

Our Competitive Strengths and Operating Strategies

Our principal business objectives are to achieve sustainable long-term growth in cash flow per share and to maximize returns to our stockholders. Our key competitive strengths and operating strategies include the following:

•	Proven Growth Platform
•	Strong Operating Performance
•	Significant Presence in Key Markets
•	Broad-Based Marketing Efforts
•	Proactive Management to Maximize Occupancy
•	Customer Satisfaction and Quality Control

Key Programs and Initiatives

Rental Home Program.    Our real estate revenue (revenue in our real estate segment) consists of homeowner rental income, home renter rental income and utility and other income. We receive homeowner rental income from manufactured homeowners who lease homesites in our communities, and we receive home renter rental income from persons who rent manufactured homes and homesites from us in our communities pursuant to our rental home program which we implemented in the fourth quarter of 2000. For the year ended December 31, 2002, and the nine months ended September 30, 2003, home renter rental income totaled $16.9 million, or approximately 16% of our total real estate revenue, and $23.5 million, or approximately 22% of our total real estate revenue, respectively and homeowner rental income totaled $80.2 million, or approximately 75% of our total real estate revenue, and $74.5 million, or approximately 69% of our total real estate revenue, respectively. At September 30, 2003, excluding approximately 600 rental homes we plan to acquire in the Hometown acquisition, we had a total of 6,003 rental homes in our communities for which we incurred acquisition costs including improvements of $131.6 million. These rental homes had an occupancy rate of approximately 81% at September 30, 2003. We intend to continue to expand our rental home program in the future, including in the communities we expect to acquire from Hometown.

In-Community Retail Home Sales and Consumer Financing Initiative.     Through our retail home sales business, we sell manufactured homes to prospective residents in our communities at reasonable prices. Through our consumer financing initiative, we provide loans to qualified residents to facilitate purchases of manufactured homes located in our communities.

Summary Risk Factors

You should carefully consider the matters discussed in the section "Risk Factors" beginning on page 16, including the following, prior to deciding whether to invest in our common stock:

•	Our estimated initial annual distribution represents approximately 190% of our estimated cash available for distribution to our common stockholders for the twelve months ended September 30, 2004. We expect to fund our estimated initial annual distribution from our operating cash flow and from cash generated from our new senior fixed and variable rate mortgage debt described herein. Unless our operating cash flow increases substantially, we will be required either to fund future distributions from borrowings under our senior revolving credit facility or to reduce such distributions. If we use working capital or borrowings under our senior revolving credit facility to fund these distributions, this will reduce our cash available for distribution and the availability of the senior revolving credit facility for other purposes, which could negatively impact our financial condition and our ability to expand our business and fund our growth initiatives.
•	We expect approximately 87% of our estimated initial annual distribution will represent a return of capital for the tax period ending December 31, 2004, which could result in increased capital gain recognition in a subsequent sale of your common stock.
•	We may not successfully integrate the Hometown communities and realize the improvements in occupancy and operating results that we anticipate from this acquisition.
•	Adverse economic or other conditions in the markets in which we do business, including our five largest markets of Dallas-Fort Worth, Texas; Atlanta, Georgia; Salt Lake City, Utah; the Front Range of Colorado; and Jacksonville, Florida could negatively affect our occupancy and our results of operations.
•	We may not be able to maintain and improve our occupancy through expansion of our rental home program or our in-community home sales and financing initiative, which could negatively affect our revenue and our results of operations.
•	The manufactured housing industry continues to face a challenging operating environment marked by a shortage of available financing for home purchases and a significant decrease in manufactured home shipments, which has put downward pressure on occupancy in manufactured home communities and may continue to do so.
•	We are subject to the risks normally associated with debt financing, including the risk that payments of principal and interest on borrowings may leave us with insufficient cash to operate our communities or to pay the distributions currently contemplated or necessary to maintain our REIT status. Upon consummation of our concurrent offerings, the Hometown acquisition and the financing transactions, we expect to have approximately $950 million of outstanding indebtedness. Additionally, we could become more highly leveraged because our charter documents contain no limitation on the amount of indebtedness we may incur.
•	After completion of our concurrent offerings, our directors, executive officers and stockholders affiliated with them will beneficially own approximately 35.1% in the aggregate of our outstanding common stock on a fully diluted basis and our stockholders associated with Thomas H. Lee Partners, L.P., UBS Capital Americas, LLC and Nassau Capital Funds, L.P. will own approximately 31.9% in the aggregate of our outstanding common stock on a fully diluted basis, will have six representatives on our eleven-member board of directors and will have the ability to control most actions taken by our board of directors and to exercise substantial influence over any matter presented to our stockholders.

•	We have reported historical accounting losses on a consolidated basis since our inception, including losses before allocation to minority interest of $31.1 million for the nine months ended September 30, 2003 and $47.3 million, $12.8 million and $14.1 million for the years ended December 31, 2002, 2001 and 2000, respectively, and we may continue to report accounting losses in the future.
•	We may not be successful in identifying suitable acquisitions that meet our criteria or in completing such acquisitions and successfully integrating and operating acquired properties, which may impede our growth and negatively affect our results of operations.
•	Our senior revolving credit facility will contain covenants that restrict our ability to make distributions or other payments to our stockholders unless certain financial tests or other criteria are satisfied.
•	You will experience immediate and significant dilution in the book value of our common stock offered in our common stock offering equal to $6.45 per share.
•	The availability of competing housing alternatives in our markets could negatively affect occupancy levels and rents in our communities, which could adversely affect our revenue and our results of operations.
•	Our business could be harmed if key personnel terminate their employment with us.
•	We may change our investment and financing strategies and enter into new lines of business without stockholder consent, which may result in riskier investments than our current investments.
•	Our failure to qualify as a REIT would result in higher tax expenses and reduced cash available for distribution to our common stockholders.

Hometown Acquisition

On October 14, 2003, we entered into an agreement with Hometown America, L.L.C., or Hometown, to acquire 90 manufactured home communities with 26,406 homesites for a purchase price of $478.5 million, plus the assumption of approximately $86.1 million in mortgage debt encumbering 22 of these communities. Pursuant to the agreement with Hometown, we also have agreed to acquire related community assets comprised of rental homes, for-sale home inventory and consumer loans, as well as a secured note receivable, for a total purchase price of approximately $23.0 million. We also have agreed to pay Hometown an additional $7.5 million fee if we complete our common stock offering on or before the later of March 31, 2004 and the thirtieth day after we complete the Hometown acquisition. We expect to incur approximately $8.1 million in fees and transaction costs in connection with completing the Hometown acquisition, including $2.8 million in financial advisory fees to be paid to affiliates of our lead underwriters.

At September 30, 2003, the Hometown communities had an occupancy rate of approximately 76%. We believe that over time we can substantially improve the occupancy, revenue and cash flow of the Hometown communities based on our operating experience in overlapping markets and our extensive experience in renovating and repositioning underperforming and non-stabilized communities.

We negotiated the right to begin managing the Hometown communities during the period prior to our completion of the acquisition in order to accelerate the timing of our integration of these communities into our operations and to improve the effectiveness of that integration. We assumed management or submanagement of the Hometown communities on November 1, 2003 pursuant to a management agreement with Hometown, and on December 15, 2003 and January 15, 2004, we paid Hometown cash deposits of $2.5 million and $2.5 million, respectively, in accordance with the terms of our acquisition agreement, in connection with our assumption of these management and submanagement duties. Hometown may terminate the management agreement and our management rights at any time and for any reason, provided that it immediately returns to us all such cash deposits made by us.

We will not receive any compensation from Hometown in consideration for managing the Hometown communities, and we do not expect to incur significant costs in connection with our management of these communities prior to completion of the Hometown acquisition. We hired all Hometown employees actively employed at the Hometown communities effective January 1, 2004, although Hometown will be obligated to reimburse us for the costs associated with such employment until we complete the Hometown acquisition. We are submanaging 22 of the Hometown communities comprising 6.297 Hometown homesites, subject to Hometown's oversight and control. After the closing of the Hometown acquisition we will manage all of the Hometown communities.

We expect to complete the Hometown acquisition simultaneously with completion of our concurrent offerings. Our completion of the Hometown acquisition is subject to a number of conditions, including the absence of any material inaccuracy or breach of the representations and warranties made by Hometown in the agreement and the absence of any material breach by Hometown of any of its covenants in the agreement. We believe that the representations, warranties and covenants in the Hometown acquisition agreement are standard for transactions of this nature. However, we cannot assure you that all conditions to the Hometown acquisition will be satisfied or that we will complete our acquisition of the Hometown communities.

Our Communities and Markets

The table below provides summary information on our portfolio as of September 30, 2003 for our 20 largest markets, giving effect to completion of the Hometown acquisition:

Market (1)	Number of Total Pro Forma Homesites	Percentage of Total Pro Forma Homesites	Pro Forma Occupancy as of 9/30/2003
Dallas/Ft. Worth, TX	7,369	11.0%	82.7%
Atlanta, GA	5,074	7.6	80.6
Salt Lake City, UT	3,310	5.0	94.4
Front Range of CO	3,301	4.9	92.6
Jacksonville, FL	2,525	3.8	82.1
Kansas City/Lawrence/Topeka, MO-KS	2,436	3.6	90.5
Wichita, KS	2,315	3.5	76.4
St. Louis, MO-IL	2,159	3.2	84.3
Orlando, FL	1,996	3.0	86.6
Oklahoma City, OK	1,911	2.9	84.0
Greensboro/Winston Salem, NC	1,416	2.1	70.5
Davenport/Moline/Rock Island, IA-IL	1,410	2.1	86.3
Montgomery, AL	1,288	1.9	56.7
Charleston/North Charleston, SC	1,233	1.8	78.5
Elkhart/Goshen, IN	1,225	1.8	79.9
Inland Empire,CA	1,223	1.8	85.4
Southeast Florida	1,124	1.7	93.4
Raleigh/Durham/Chapel Hill, NC	1,095	1.6	86.2
Tampa/Lakeland/Winter Haven, FL	1,005	1.5	74.7
Sioux City, IA-NE	996	1.5	84.2
Subtotal–top 20 markets	44,411	66.4%	83.5
All Other Markets	22,430	33.6	77.4
Total Homesites/Weighted Average Occupancy	66,841	100.0%	81.5%

(1)	Markets are defined by our management.

Financing Transactions and Other Debt Facilities

Upon consummation of our concurrent offerings, the Hometown acquisition and the financing transactions, we expect to have consolidated indebtedness of approximately $950 million and a ratio of debt to total market capitalization (our total consolidated indebtedness as a percentage of the total market value of our outstanding common and preferred stock and units of limited partnership in our operating partnership, or OP units, plus our total consolidated indebtedness) of approximately 49%.

Financing Transactions

In connection with our concurrent offerings and the Hometown acquisition, we have obtained a commitment from Citigroup Global Markets Realty Corp. and Merrill Lynch Mortgage Lending, Inc., affiliates of our lead underwriters, for approximately $500 million in new mortgage indebtedness consisting of a new fixed rate mortgage due 2014 (approximately $215.8 million), fixed rate mortgage due 2009 (approximately $101.5 million) and variable rate mortgage due 2006 (approximately $182.7 million) to be secured in the aggregate by 119 communities, which we refer to in this document as the financing transactions.

We cannot assure you that the conditions to the financing transactions will be satisfied at the time we are prepared to complete our concurrent offerings and the Hometown acquisition, or at all. If we are not able to complete the financing transactions, whether on the terms described herein or on other terms providing for substantially the same aggregate amount of debt financing, we will not be able to complete the Hometown acquisition or our concurrent offerings.

Senior Revolving Credit Facility

We have obtained commitments from affiliates of each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, Morgan Stanley & Co. Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC and McDonald Investments Inc., each of which is an underwriter in our common stock offering, as well as from Bank One, for a $125 million senior secured revolving credit facility for a term of three years to finance our acquisition of additional communities and rental homes and for other working capital needs including the payment of distributions to our common stockholders. The revolving credit facility will be secured by 40 of our communities, all of our rental homes and the equity interests of our subsidiary that owns the rental homes. Our ability to borrow from time to time under the revolving credit facility will be subject to certain conditions, including borrowing base requirements related to the collateral securing the facility and the satisfaction of specified financial covenants.

Retail Home Sales and Consumer Finance Debt Facility

We have obtained a commitment from Merrill Lynch Mortgage Capital Inc., an affiliate of one of our lead underwriters, to provide a multi-year debt facility to fund a substantial expansion of our in-community retail home sales and consumer financing initiative over the next 12 to 24 months. This facility is divided into two portions: a loan funding facility of up to $225 million to fund the expansion of our in-community finance initiative, and a floorplan facility of up to $25 million to fund the expansion of our retail home sales initiative. The loan funding facility is expected to have a maximum term of 48 months, and the floorplan facility will have a maximum term of one year.

Interest Rate Swap

We expect to enter into a two-year interest rate swap agreement pursuant to which we will effectively fix the base rate portion of the interest rate with respect to $100 million of our variable rate debt. As a result, we expect that approximately 91% of our total indebtedness upon completion of our concurrent offerings will be subject to fixed interest rates for a minimum of two years.

Our Common Stock Offering

Common stock offered by us	22,250,000 shares (1)

Common stock offered by the selling stockholders	2,364,854 shares (2)

Common stock outstanding after our concurrent offerings	40,267,079 shares (3)

Common stock and OP units outstanding after our concurrent offerings	42,572,391 shares (4)

Use of Proceeds	We will use the net proceeds of our common stock offering ($405.9 million) and our Series A preferred stock offering ($118.8 million):

•	to pay the cash purchase price and the related fees and expenses of the Hometown acquisition ($517.0 million);
•	to purchase rental homes ($5.7 million); and
•	to fund working capital ($2.0 million).

We will not receive any of the proceeds or pay any of the expenses associated with those shares of our common stock sold by the selling stockholders. See "Use of Proceeds."

NYSE symbol	"ARC"

(1)	Excludes up to 3,692,228 shares of common stock that may be issued by us upon exercise of the underwriters' over-allotment option with respect to our common stock offering.
(2)	The number of shares of common stock that may be sold by the selling stockholders in our common stock offering is subject to reduction by the underwriters.
(3)	Includes 625,000 shares of our common stock to be awarded under our 2003 equity incentive plan prior to the completion of our concurrent offerings to management and certain other employees, 420,875 shares of our common stock to be issued upon redemption of OP units that will be sold by selling stockholders and 1,534 shares of our common stock to be redeemed by us for cash in connection with completion of our concurrent offerings and excludes 3,692,228 shares that may be issued by us upon exercise of the underwriters' over-allotment option with respect to our common stock offering, 1,367,387 shares available for future issuance under our 2003 equity incentive plan, 2,305,312 shares that may be issued by us upon redemption of outstanding OP units and 704,153 shares issuable upon exercise of outstanding warrants.
(4)	Includes 625,000 shares of common stock to be awarded under our 2003 equity incentive plan prior to the completion of our concurrent offerings to management and certain other employees, 420,875 shares of our common stock to be issued upon redemption of OP units that will be sold by selling stockholders and 1,534 shares of our common stock to be redeemed by us for cash in connection with completion of our concurrent offerings and excludes 3,692,228 shares that may be issued by us upon exercise of the underwriters' over-allotment option with respect to our common stock offering, 1,367,387 shares available for future issuance under our 2003 equity incentive plan and 704,153 shares issuable upon exercise of outstanding warrants.

Our Concurrent Preferred Stock Offering

We are also offering, in a concurrent offering, 5,000,000 shares of our Series A preferred stock. We have granted the underwriters in the preferred stock offering an option to purchase up to 750,000 additional shares of our Series A preferred stock to cover over-allotments. When issued, our Series A preferred stock will have a liquidation value of $25.00 per share. We will pay cumulative dividends on our Series A preferred stock quarterly, beginning on                              , 2004. On and after                     , 2009, we may, at our option, redeem the Series A preferred stock, in whole or from time to time in part, at a cash redemption price equal to $25.00 per share, plus all accumulated, accrued and unpaid dividends, if any, to and including the redemption date.

Our Structure

The following chart reflects our corporate organization following completion of our concurrent offerings.

(1)	Each outstanding OP unit is paired with shares of our special voting stock which entitles the holder to one vote per paired unit on all matters submitted to a vote of our stockholders who have voting rights generally, representing in the aggregate 5.4% of the total voting power of our company. Limited partners may exchange each of their paired units for cash or, at our option, one share of our common stock.

Conflicts of Interest

Our Chairman and Chief Executive Officer, Scott D. Jackson, indirectly owns six manufactured home communities with 554 total homesites located in Wyoming. One of our subsidiaries manages these communities for a management fee equal to 3% of gross revenues. This subsidiary also provides accounting services for these communities for a fee of $800 per month.

Mr. Jackson will enter into an employment agreement with us effective as of the date we complete our concurrent offerings. The employment agreement will include a non-competition covenant, with an exception to permit Mr. Jackson to devote time to the management and operation of his communities consistent with past practice, and will prohibit Mr. Jackson from acquiring any manufactured home communities. For so long as Mr. Jackson is serving as our Chairman or our Chief Executive Officer, we will have a right of first refusal to acquire any community owned by Mr. Jackson that he proposes to sell at a purchase price equal to 95% of the purchase price of the proposed sale.

Mr. Jackson also owns an airplane hangar, and leases space in the hangar and office space to a wholly owned subsidiary of our operating partnership. The leases, entered into in June 1999 with a 60-month primary term and a renewal option for an additional 60-month term, require payments of $4,400 per month during the initial term and consumer price index adjusted payments during the optional renewal term.

In the future, our duties as general partner to our operating partnership and its partners under Delaware law may come into conflict with the duties of our directors and officers to our company and our stockholders under Maryland law. The partnership agreement of our operating partnership does not require us to resolve such conflicts in favor of either our stockholders or the limited partners of our operating partnership.

Benefits to Related Parties

Upon completion of our concurrent offerings, certain members of our senior management will receive material benefits, including:

•	common share grants in the following amounts: Mr. Jackson, 322,500 shares; Mr. Sprengle, 82,500 shares; Mr. McGeeney, 75,000 shares; Mr. Gesell, 20,000 shares; and Mr. Kreider, 10,000 shares.
•	in the case of Messrs. Jackson, Sprengle and McGeeney, employment agreements providing for salary, bonus and equity incentive plan participation and other benefits, including, potentially, severance payments and benefits upon a termination of employment under certain circumstances, as described under "Management—Employment Agreements."
•	in the case of Messrs. Gesell and Kreider, severance agreements providing for severance payments and benefits upon a termination of employment under certain circumstances, as described under "Management—Severance Agreements."

Lock-Up Arrangements

Our officers and directors, certain selling stockholders and certain of our other stockholders, who collectively will beneficially own 15,885,689 shares in the aggregate following completion of our concurrent offerings, have agreed that, for a period of 180 days after the date of the common stock prospectus, they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated:

•	offer or sell any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or
•	exercise any right with respect to the registration of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

We have agreed not to offer or sell, or file with the Securities and Exchange Commission, or the SEC, a registration statement under the Securities Act of 1933, as amended, or the 1933 Act, relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, for a period of 180 days after the date of the common stock prospectus, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain exceptions.

We have agreed not to offer or sell any additional shares of our preferred stock or any securities convertible into or exercisable for such shares for a period of 180 days after the date of the preferred stock prospectus, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain exceptions.

Our Ownership Limit

Subject to certain exceptions specified in our charter, no individual may own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the outstanding shares of our stock. This ownership limit applies to individuals, but generally not to entities such as corporations, partnerships or limited liability companies, thereby permitting corporate and institutional stockholders to acquire shares in excess of the limit as long as their share ownership otherwise would not violate our REIT tax status.

Our Tax Status

We elected to be taxed as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 1998. We believe that our organization and method of operation have enabled us to meet, and our proposed method of operation will enable us to continue to meet, the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes. We expect to receive the opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that beginning with our taxable year ended December 31, 1998 through the date hereof, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT.

To maintain our REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to U.S. federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property and the income of our taxable REIT subsidiaries will be subject to taxation at normal corporate rates. See "U.S. Federal Income Tax Considerations."

Distribution Policy

To date we have made no distributions to our stockholders and have reported historical accounting and tax losses since inception. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of our concurrent offerings and ending                  , 2004, based on a dividend of $0.3125 per share for a full quarter. On an annualized basis, this would be $1.25 per share, or an annual distribution rate of approximately 6.25% based on an initial public offering price of $20 per share, which is the mid-point of the range of prices indicated on the front cover page of the common stock prospectus. We estimate that this initial distribution will represent approximately 190% of our estimated cash available for distribution to our common stockholders for the twelve months ended September 30, 2004, which we have calculated based on adjustments to our pro forma net loss available to common stockholders before allocation to minority interest for the twelve months ended September 30, 2003 (giving effect to our concurrent offerings, our financing transactions and the Hometown acquisition). See "Distribution Policy" for information as to how this estimate was derived. This estimate was based upon our historical operating results and does not take into account our growth initiatives which are intended to improve our occupancy and operating results, nor does it take into account any unanticipated expenditures we may have to make or any debt we may have to incur. We expect to fund a portion of our estimated initial distribution from cash generated from our new senior fixed and variable rate mortgage debt.

We intend to maintain our initial distribution rate for the twelve-month period following completion of our concurrent offerings unless our actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Unless our operating cash flow increases substantially, we will be required to fund future distributions from borrowings under our senior revolving credit facility or to reduce such distributions.

Distributions made by us will be authorized and determined by our board of directors in their sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and the capital requirements of our company. In addition, our senior revolving credit facility will contain covenants that restrict our ability to make distributions or other payments to our stockholders unless certain financial tests or other criteria are satisfied. Furthermore, unless the full amount of all accumulated, accrued and unpaid dividends on our Series A preferred stock have been paid for all past dividend periods and the then current dividend period, we will not be permitted to make distributions to holders of our common stock. We cannot assure you that we will pay distributions to our common stockholders, either at the distribution rate indicated herein, or at all.

We have estimated our cash available for distribution to our common stockholders for the twelve months ended September 30, 2004 for the sole purpose of presenting our estimated initial distribution amount. Our estimate of cash available for distribution to our common stockholders should not be considered as an alternative to cash flow from operating activities (determined in accordance with accounting principles generally accepted in the United States of America, or GAAP) or as an indicator of our liquidity. No assurance can be given that our estimate of cash available for distribution to our common stockholders will prove accurate, and actual distributions may be significantly different from expected distributions. See "Distribution Policy," "Risk Factors" and "Statements Regarding Forward-Looking Information." If we have overestimated our cash available for distribution to our common stockholders, we may need to increase our borrowings in order to fund our intended distributions. We do not intend to reduce our estimated distributions per share if the underwriters' over-allotment option is exercised with respect to our common stock offering.

Organizational History and 2002 Reorganization

Beginning in 1995, Mr. Jackson and Mr. Sprengle co-founded several companies under the name "Affordable Residential Communities" or "ARC" for the purpose of engaging in the business of acquiring, renovating, repositioning and operating manufactured home communities, as well as certain related businesses. These companies included three separate real property partnerships formed between 1995 and 1997 to acquire manufactured home communities, as well as ARC Holdings Limited Liability Company, which was organized as the parent company for Affordable Residential Communities, L.L.C., the general partner of these three real property partnerships, and for the related retail home sales, insurance and other complementary businesses. Throughout this prospectus, we refer to ARC Holdings Limited Liability Company as Holdings, we refer to the three real property partnerships as the Limited Partnerships, and we refer to Affordable Residential Communities, L.L.C. as ARC LLC.

We were formed in July 1998 as a Maryland corporation for the purpose of acting as the investment vehicle for and a co-general partner with ARC LLC of our operating partnership, the fourth real property partnership organized and operated by our co-founders. Subsequently in May 2002, we completed a reorganization transaction, which we refer to as the reorganization, in which we acquired the Limited Partnerships and all the other related businesses formerly owned by Holdings for total equity consideration consisting of 5.8 million shares of our common stock, 2.7 million OP units and approximately $113 million in cash. As a result of the reorganization, the businesses formerly conducted by Holdings and the Limited Partnerships are now conducted through subsidiaries of our operating partnership. At the time of the reorganization, we owned 90 manufactured home communities and 17,197 homesites, and as a result of the reorganization we acquired 107 manufactured home communities and 20,511 homesites from the Limited Partnerships.

Each of the OP units issued in the reorganization was issued as part of a paired unit which includes 1.9268 shares of our special voting stock. Each of these paired units is currently exchangeable by its holder for cash or, at our election, one share of our common stock, and each paired unit entitles its holder to one vote on all matters submitted to a vote of our stockholders who have voting rights generally. Collectively, limited partners who hold these paired units will have 5.4% of the total voting power of our outstanding voting stock following completion of our concurrent offerings.

Fourth Quarter Outlook

We expect to report revenues, recurring expenses and losses for the fourth quarter ended December 31, 2003 in line with our results from the third quarter ended September 30, 2003, except as discussed below. We expect occupancy to be approximately 83% at December 31, 2003. Our rental home occupancy is expected to be approximately 81% at December 31, 2003. One-time expenses incurred in the fourth quarter are expected to be between $1.0 million and $1.5 million. These expenses are largely related to vacating unused corporate office space and employee severance. We purchased 59 rental homes for the three months ended December 31, 2003, and as of January 2, 2004, we had 714 additional rental homes on order for delivery in the first quarter of 2004. The total cost of these rental homes, including set up costs, is anticipated to be approximately $19.5 million. We expect to fund the cost of these rental homes from the proceeds of our concurrent offerings and the financing transactions. We also expect sales of manufactured homes to decline significantly in the fourth quarter compared to the third quarter in connection with the third quarter closure of our retail dealerships and re-direction of retail sales to in-community operations.

With respect to the Hometown communities, we expect revenues and recurring expenses for the fourth quarter ended December 31, 2003 to be in line with the third quarter ended September 30, 2003. We expect occupancy to be approximately 75% at December 31, 2003.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.
SUMMARY SELECTED CONSOLIDATED HISTORICAL AND
PRO FORMA FINANCIAL DATA

The following table shows our summary selected consolidated historical and pro forma financial data for the periods indicated. You should read our summary selected historical and pro forma financial data, together with the notes thereto, in conjunction with the more detailed information contained in our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

Our historical consolidated balance sheet data as of December 31, 2002 and 2001 and our consolidated statement of operations data for the years ended December 31, 2002, 2001 and 2000 have been derived from our historical financial statements audited by our independent auditors, whose report with respect thereto is included elsewhere in this prospectus. Our historical consolidated balance sheet information as of September 30, 2003 and 2002 and our consolidated statement of operations information for the nine months ended September 30, 2003 and 2002 have been derived from our unaudited consolidated financial statements. In the opinion of our management, our historical consolidated balance sheet and statement of operations as of and for the nine months ended September 30, 2003 and 2002, respectively, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. Our results of operations for the interim period ended September 30, 2003 are not necessarily indicative of the results to be obtained for the full fiscal year.

Our unaudited summary selected pro forma consolidated results of operations data and balance sheet data as of and for the nine months ended September 30, 2003 and for the year ended December 31, 2002 give effect to the Hometown acquisition, the financing transactions and our concurrent offerings and the use of proceeds therefrom, and, for the year ended December 31, 2002, the reorganization (which included our acquisition of the Limited Partnerships and the businesses of Holdings in May 2002), as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the dates and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

We have restated our Consolidated Financial Statements as of September 30, 2003 and for the three and nine months ended September 30, 2003 and 2002 and as of and for the year ended December 31, 2002 to reduce the term of amortization of lease intangibles and customer relationships from 20 years to five years. As a result of the restatement, we increased our net loss for the three months ended September 30, 2003 from $6,446 to $6,793; our net loss for the three months ended September 30, 2002 from $5,269 to $5,832; our net loss for the nine months ended September 30, 2003 from $22,032 to $23,720; our net loss for the nine months ended September 30, 2002 from $11,730 to $12,668; and our net loss for the year ended December 31, 2002 from $39,334 to $40,834. These lease intangibles and customer relationships were acquired in 2002 and 2003 as a result of the reorganization and other acquisitions of communities. We originally amortized the in-place lease value and tenant relationships for communities acquired over the estimated life that a home remains in the community. However, we have determined that it is appropriate to change the amortization period to five years to match the estimated length of time that the homeowner remains in the community.

(in thousands except per share and homesite data)
	Pro Forma Nine Months Ended September 30, 2003	Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2002	Year Ended December 31,
		2003	2002 (1)		2002 (1)	2001	2000
	(unaudited)	(unaudited) (as restated)	(unaudited) (as restated)	(unaudited)	(as restated)

Statement of Operations Data:
Revenue
Rental income	$150,837	$98,131	$65,892	$184,638	$96,912	$40,046	$27,024
Sales of manufactured homes	19,845	19,845	23,258	46,635	31,942	—	—
Utility and other income	17,872	12,155	8,324	23,717	12,591	3,566	2,278
Total revenue	188,554	130,131	97,474	254,990	141,445	43,612	29,302
Expenses
Property operations	56,155	34,705	22,107	74,535	35,467	13,090	8,318
Real estate taxes	11,689	7,756	4,645	13,388	6,969	2,738	1,718
Cost of manufactured homes sold	15,871	15,871	18,795	37,040	25,826	—	—
Retail home sales, finance, insurance and other operations	6,560	6,560	5,160	8,597	8,597	—	—
Property management	3,854	3,854	2,436	5,004	4,105	2,491	2,436
General & administrative	12,007	11,722	8,243	15,150	13,088	9,047	7,173
Depreciation and amortization	53,800	37,530	25,969	69,958	38,596	16,905	11,672
Interest expense	40,953	42,990	25,735	56,314	43,887	14,972	14,279
Retail home sales and insurance asset and goodwill impairment and other expense	1,385	1,385	—	13,557	13,557	—	—
Total expenses	202,274	162,373	113,090	293,543	190,092	59,243	45,596
Interest income	(1,094)	(1,094)	(829)	(1,543)	(1,390)	(2,871)	(2,168)
Loss before allocation to minority interest	(12,626)	(31,148)	(14,787)	(37,010)	(47,257)	(12,760)	(14,126)
Minority interest	1,118	4,311	2,047	2,587	6,274	13	14
Loss before preferred stock dividend	(11,508)	(26,837)	(12,740)	(34,423)	(40,983)	(12,747)	(14,112)
Preferred stock dividend	(7,969)			(10,625)
Loss from continuing operations	(19,477)	(26,837)	(12,740)	(45,048)	(40,983)	(12,747)	(14,112)
Income (loss) from discontinued operations	—	285	84		172	(370)	2
Gain on sale of discontinued operations	—	3,333	—	—	—	—	—
Minority interest in discontinued operations	—	(501)	(12)		(23)	—	—
Net loss available to common stockholders	($19,477)	($23,720)	($12,668)	($45,048)	($40,834)	($13,117)	($14,110)
Loss per share from continuing operations
Basic loss per share	($0.54)	($1.58)	($0.93)	($1.26)	($2.82)	($1.41)	($2.19)
Diluted loss per share	($0.54)	($1.58)	($0.97)	($1.26)	($2.89)	($1.41)	($2.19)
Income (loss) per share from discontinued operations
Basic income (loss) per share	—	$0.18	—	—	$0.01	($0.04)	—
Diluted income (loss) per share	—	$0.18	—	—	$0.01	($0.04)	—
Loss per common share
Basic loss per share (2)	($0.54)	($1.40)	($0.93)	($1.26)	($2.81)	($1.45)	($2.19)
Diluted loss per share (3)	($0.54)	($1.40)	($0.97)	($1.26)	($2.88)	($1.45)	($2.19)
Weighted average share/OP unit information:
Common shares outstanding (2)(4)	35,740	16,973	13,722	35,745	14,535	9,062	6,441
OP units outstanding (4)	2,305	2,726	1,515	2,305	1,818	—	—
Unvested restricted stock	81	—	—	76	—	—	—
Diluted shares outstanding	38,126	19,699	15,237	38,126	16,353	9,062	6,441
Cash flow data:
Net cash flow provided by (used in):
Operating activities		$13,851	$13,044		$14,267	$6,626	$(3,177)
Investing activities		(25,169)	(115,182)		(137,473)	(104,638)	(91,185)
Financing activities		9,076	107,707		137,787	84,340	111,976
Non-GAAP financial measure:
Funds from operations (5)	$26,983	$2,531	$7,273	$15,230	($11,403)	$2,214	($3,293)
Balance sheet data (at period end)
Rental and other property, net	$1,492,208	$910,153			$897,445	$370,261	$268,315
Cash and cash equivalents	124,942	36,007			38,249	23,668	37,340
Loan reserves and restricted cash	34,518	50,455			52,710	16,135	17,459
Total assets	1,813,080	1,122,831			1,136,538	429,979	343,175
Total liabilities	979,496	802,440			788,617	271,143	204,908
Notes payable and preferred interest	949,688	773,501			753,360	253,068	189,004
Stockholders' equity	794,777	276,045			299,765	158,774	138,191
Other data:
Total communities (at end of period)	302	212			209	83	63
Total homesites (at end of period)	66,841	40,435			39,704	15,941	11,861
Homesites acquired during the period	27,037	631			3,289	4,077	3,553
Homesites acquired in the reorganization					20,511
Occupancy (at end of period)	81.5%	84.8%			87.2%	90.7%	88.7%

(1)	Financial data for the nine months ended September 30, 2002 and for the year ended December 31, 2002 reflect the effects of the reorganization from May 2, 2002, the date of completion of the reorganization, through period end. See "Business and Properties—Organizational History and 2002 Reorganization" for a description of the reorganization. We accounted for the reorganization under the purchase method of accounting.
(2)	Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average common shares outstanding during the period. Pro forma basic loss per share is computed assuming our concurrent offerings were consummated as of the first day of the period presented and equals pro forma net loss available to common stockholders divided by the pro forma number of shares of our common stock outstanding. The pro forma common stock outstanding does not include 4,447 shares issued in our common stock offering the proceeds of which will be used for working capital.
(3)	For the nine months ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000, diluted loss per share is calculated assuming exchange of the OP units to common stock. Diluted loss per share for those periods is computed by dividing the sum of loss before allocation to minority interest by the weighted average common shares and OP units outstanding during the period. The pro forma diluted loss per share for the nine months ended September 30, 2003 and the year ended December 31, 2002 is computed assuming our concurrent offerings and other related transactions were consummated as of the first day of the period presented, but do not assume exchange of the OP units for common stock, or the exercise of outstanding warrants, which would be antidilutive. The pro forma common stock outstanding does not include shares issued in our common stock offering the proceeds of which will be used for working capital.
(4)	Reflects 0.519-for-1 reverse stock split on our common stock and OP units effective on January 23, 2004.
(5)	As defined by the National Association of Real Estate Investment Trusts, or NAREIT, funds from operations, or FFO, represents income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

Pro forma FFO for the year ended December 31, 2002 includes charges incurred in the reorganization in connection with the repayment of debt including $1,885 in exit fees and $1,592 for the write-off of unamortized loan costs, and includes a charge of $13,557 to write-off goodwill associated with our retail home sales and insurance business. For more details see our consolidated financial statements for the year ended December 31, 2002, 2001 and 2000. Pro forma FFO for the nine months ended September 30, 2003 includes a charge of $1,385 for retail home sales asset impairment and other expense. For more details see our unaudited condensed consolidated financial statements as of September 30, 2003 and for the three and nine months ended September 30, 2003 and 2002. We expect to incur a charge of $10,600 (based on the mid-point of the range of prices indicated on the front cover of the common stock prospectus) prior to completion of our concurrent offerings related to the issuance of share awards to management and certain other employees, which is not included in pro forma FFO.

	Pro Forma Nine Months Ended September 30, 2003	Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2002	Year Ended December 31,
		2003	2002		2002	2001	2000
Reconcilation of FFO:				(in thousands)
Net loss before preferred stock dividend	$(11,508)	$(26,837)	$(12,740)	$(34,423)	$(40,983)	$(12,747)	$(14,112)
Plus:
Depreciation and amortization	53,800	37,530	25,969	69,958	38,596	16,905	11,672
Income (loss) from discontinued operations		285	84		172	(370)	2
Depreciation from discontinued operations		295	379		488	574	549
Less:
Amortization of loan origination fees	(3,572)	(2,925)	(2,595)	(5,200)	(4,129)	(1,896)	(1,212)
Depreciation expense on furniture, equipment and vehicles	(1,100)	(1,100)	(609)	(1,019)	(1,019)	(237)	(181)
Minority interest portion of FFO reconciling items	(2,668)	(4,717)	(3,215)	(3,461)	(4,528)	(15)	(11)
FFO	34,952	$2,531	$7,273	25,855	$(11,403)	$2,214	$(3,293)
Less preferred stock dividend	(7,969)			(10,625)
FFO available to common stockholders	$26,983			$15,230

RISK FACTORS

Investment in our common stock involves risks. You should carefully consider the following risk factors in addition to other information contained in this prospectus before purchasing the common stock we are offering. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward looking statements. Please refer to the section entitled "Statements Regarding Forward-Looking Information."

Risks Related to the Hometown Acquisition

We may not successfully integrate the Hometown communities and realize the improvements in occupancy and operating results that we anticipate from this acquisition.    The Hometown acquisition is significantly larger than the largest portfolio acquisition of manufactured home communities we have completed to date, and there can be no assurance that we will in fact be able to integrate these communities. We do not have the same operating experience with the Hometown communities as we do with the manufactured home communities we currently operate. Therefore, we may not be able to anticipate operating difficulties with the Hometown communities such as lease-related issues, zoning issues, environmental issues, personnel issues or mold-related issues to the same degree that we can anticipate similar operating difficulties with the manufactured home communities we currently operate. In addition, as a result of the Hometown acquisition we will be operating manufactured home communities in 26 new markets. We do not have experience operating manufactured home communities in these markets, and our lack of experience in these markets may hinder our ability to operate the Hometown communities successfully and to achieve our anticipated operating results. We also must address the existing vacancies in the Hometown communities through our programs and initiatives aimed at increasing occupancy, including our rental home program and our in-community retail home sales and consumer financing initiative. If we experience operating difficulties, or other difficulties in integrating the Hometown communities with the manufactured home communities we currently operate, or if we are not successful in implementing our rental home program and other initiatives in managing the Hometown communities, we may not be able to achieve the improvements in occupancy and operating results that we anticipate from the Hometown acquisition.

The terms of our acquisition agreement with Hometown may cause us to incur additional costs and liabilities in connection with the Hometown acquisition.    Pursuant to the acquisition agreement with Hometown, we will be assuming all liabilities and obligations of Hometown with respect to the Hometown communities and the other acquired assets, whether known or unknown, absolute or contingent, and whether arising before or after the date we acquire the Hometown communities, subject to limited exceptions. Furthermore, our ability to complete the Hometown acquisition is dependent upon, among other things, our ability to complete the financing transactions. Even if all conditions to completion of the Hometown acquisition are satisfied, the conditions to completion of these financing transactions may not be satisfied. We will be contractually obligated to complete the Hometown acquisition even if we have not completed the financing transactions on the same terms as those described in this prospectus. Accordingly, if we are unable to complete the financing transactions described in this prospectus, we would be required to obtain alternative financing in order to complete the Hometown acquisition. The costs of such alternative financing could exceed those associated with the financing transactions described in this prospectus.

In addition, Hometown will not be required to indemnify us for any inaccuracy in or breach of any of its representations or warranties in the agreement. As a result of these provisions, we may become responsible for liabilities and obligations with respect to the Hometown communities and the other acquired assets following completion of the transaction for which we will have no recourse to Hometown or anyone else, and we may incur costs in connection with completion of the Hometown acquisition in excess of our expected costs as described herein, including greater than anticipated financing costs, any or all of which could negatively affect our operating results and our financial condition.

Risks Related to Our Properties and Operations

Adverse economic or other conditions in the markets in which we do business, including our five largest markets of Dallas-Fort Worth, Texas; Atlanta, Georgia; Salt Lake City, Utah; the Front Range of Colorado; and Jacksonville, Florida could negatively affect our occupancy and results of operations. Our operating results are dependent upon our ability to achieve and maintain a high level of occupancy in our communities. Adverse economic or other conditions in the markets in which we do business, and specifically in metropolitan areas of those markets, may negatively affect our occupancy and rental rates, which in turn, may negatively affect our revenues. If our communities do not generate revenues sufficient to meet our cash requirements, including operating and other expenses, debt service and capital expenditures, our net income, FFO, cash flow, financial condition, ability to make distributions to stockholders and common stock trading price could be adversely affected. The following factors, among others, may adversely affect the revenues generated by our communities:

•	the national economic climate and the local or regional economic climate in the markets in which we operate, which may be adversely impacted by, among other factors, plant closings, industry slowdowns, relocation of businesses, and changing demographics;
•	competition from other available manufactured housing sites or available land for the placement of manufactured homes outside of established communities and alternative forms of housing (such as apartment buildings and site-built single-family homes);
•	local real estate market conditions such as the oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area;
•	the residential rental market, which may limit the extent to which our rents, whether for homes or homesites, may be increased to meet increased expenses without decreasing our occupancy rates;
•	perceptions by prospective tenants of the safety, convenience and attractiveness of our communities and the neighborhoods where they are located;
•	our ability to provide adequate management, maintenance and insurance; or
•	increased operating costs, including insurance premiums, real estate taxes and utilities.

Our communities located in Dallas-Fort Worth, Texas; Atlanta, Georgia; Salt Lake City, Utah; the Front Range of Colorado; and Jacksonville, Florida provided approximately 11.8%, 8.0%, 6.2%, 7.5% and 3.9%, respectively, of our pro forma rental income for the nine months ended September 30, 2003. As a result of the geographic concentration of our communities in these markets, we are particularly exposed to the risks of downturns in these local economies and to other local real estate market conditions or other conditions which could adversely affect our occupancy rates, rental rates and the values of communities in these markets.

Our results of operations also would be adversely affected if our tenants are unable to pay rent or if our homesites or our rental homes are unable to be rented on favorable terms. If we are unable to promptly relet our homesites and rental homes or renew our leases for a significant number of our homesites or rental homes, or if the rental rates upon such renewal or reletting are significantly lower than expected rates, then our business and results of operations would be adversely affected. In addition, certain expenditures associated with each community (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from such community. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or market conditions.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increase in defaults under existing leases, which would adversely affect our net income, FFO, cash flow, financial condition, ability to pay or refinance our debt obligations, ability to make distributions to our stockholders and the per share trading price of our common stock.

We may not be able to maintain and improve our occupancy through expansion of our rental home program, which could negatively affect our revenue and our results of operations. We have responded to the challenging operating environment for manufactured home communities by developing and implementing a range of programs and initiatives aimed at increasing and maintaining our occupancy, including our rental home program. Our ability to maintain and increase occupancy and improve our operating margins in our existing communities in the future will depend to a large degree upon the success of this program.

Pursuant to our rental home program, we acquire manufactured homes, place them on unoccupied homesites in selected communities in our portfolio and lease them, typically for a one-year lease term. For the year ended December 31, 2002 and the nine months ended September 30, 2003, rental income received from residents of these rental homes totaled $16.9 million and $23.5 million, respectively. Our overall occupancy at September 30, 2003 was 85%, excluding Hometown, with homeowners occupying 73% of our total homesites and tenants in our rental homes occupying approximately 12% of our total homesites. If we are unable to improve and maintain occupancy in our communities, including the Hometown communities, through expansion of our rental home program, our operating results may be negatively affected. Our ownership of rental homes also increases our capital requirements and our operating expenses and subjects us to greater exposure to risks such as re-leasing risks and mold-related claims.

We may not be able to maintain and improve our occupancy through expansion of our in-community home sales and financing initiative, which could negatively affect our revenue and our results of operations. We have responded to the challenging operating environment for manufactured home communities by developing and implementing a range of programs and initiatives aimed at increasing and maintaining our occupancy, including our in-community home sales and financing initiative. Our ability to maintain and increase occupancy and improve our operating margins in our existing communities in the future will depend to some degree upon the success of this initiative.

Through our in-community home sales and consumer finance initiative, we intend to significantly expand our capability both to acquire for-sale manufactured home inventory and sell these homes to our residents at reasonable prices and to finance sales of these homes to residents in our communities. We have obtained a commitment from Merrill Lynch Mortgage Capital Inc., an affiliate of one of our lead underwriters, to provide a $250 million multi-year debt facility pursuant to which we will be able to fund up to $25 million supporting our for-sale inventory of manufactured homes and up to $225 million supporting loan originations from the sale of homes in our communities. If we are not able to complete or maintain this debt facility, we do not expect to be able to fund this initiative, which could significantly impair our ability to maintain or increase our occupancy in our communities and to achieve growth in our revenue and operating margins.

We have no significant operating history in the consumer finance business and we cannot assure you that we will be able to successfully expand this initiative and manage this business. Loans produced by our in-community finance initiative may have higher default rates than we anticipate, and demand for consumer financing may decline, either of which may negatively affect our operating results. Our in-community home sales and finance initiative operates in a regulated industry with significant consumer protection laws, and the regulatory framework may change in a manner which may adversely affect our operating results. The regulatory environment and associated consumer finance laws create a risk of greater liability from our in-community home sales and finance initiative and could subject us to private claims and awards. This initiative is dependent on licenses granted by state and federal regulatory bodies, which may be withdrawn or which may not be renewed and which could have an adverse impact on our ability to achieve our operating objectives. We are in the process of obtaining all necessary state and federal licenses and permits for this initiative, and we expect that all such licenses and permits will be in place upon completion of our concurrent offerings.

The manufactured housing industry continues to face a challenging operating environment marked by a shortage of available financing for home purchases and a significant decrease in manufactured home shipments, which has put downward pressure on occupancy in manufactured home communities and may continue to do so. The manufactured housing industry continues to face a challenging operating environment which has resulted in losses, exits from the industry and significant curtailment of activity among manufacturers, retailers and consumer finance companies. According to MHI, industry shipments (a measure of manufacturing production and sales) have declined from 372,843 homes in 1998 to an estimated 137,000 in 2003. We believe this ongoing period of challenging industry conditions was the result of an over-supply of consumer credit from 1994 to 1999, which led to over-stimulation in the manufacturing, retail and finance sectors of the industry. When compared to the manufacturing, retail home sales and consumer finance sectors of the manufactured housing industry, the manufactured home community sector has been relatively less affected than the other three sectors but is also facing challenging conditions, including an increase in the number of repossessed and abandoned homes, a shortage of consumer financing to support new manufactured home sales and move-ins and resale of existing homes in manufactured home communities, and historically low mortgage interest rates and favorable credit terms for traditional entry-level site-built housing, all of which has put downward pressure on occupancy levels in our manufactured home communities and may continue to do so. We expect industry conditions will remain difficult for the foreseeable future, based partly on overall economic conditions throughout the U.S. and a continued shortage of consumer financing for manufactured home buyers.

We have reported historical accounting losses on a consolidated basis since our inception, and we may continue to report accounting losses in the future.    We have had losses before allocation to minority interest of $31.1 million for the nine months ended September 30, 2003 and $47.3 million, $12.8 million and $14.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of September 30, 2003, our retained deficit was $102 million. There can be no assurance that we will not continue to incur net losses in the future.

We may not be successful in identifying suitable acquisitions that meet our criteria or in completing such acquisitions and successfully integrating and operating acquired properties, which may impede our growth and negatively affect our results of operations.    Our ability to expand through acquisitions is integral to our business strategy and requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria or in consummating acquisitions or investments on satisfactory terms. Failure to identify or consummate acquisitions will reduce the number of acquisitions we complete and slow our growth, which could in turn adversely affect our stock price.

We continue to evaluate available manufactured home communities in select markets when strategic opportunities arise. Our ability to acquire properties on favorable terms and successfully integrate and operate them may be exposed to the following significant risks:

•	we may be unable to acquire a desired property because of competition from local investors and other real estate investors with significant capital, including other publicly traded REITs and institutional investment funds;
•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price which could reduce our profitability;
•	even if we enter into agreements for the acquisition of manufactured home communities, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;
•	we may be unable to finance the acquisition at all or on favorable terms;
•	we may spend more than the time and amounts budgeted to make necessary improvements or renovations to acquired properties;
•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and consequently our results of operations and financial condition could be adversely affected;
•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•	we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

The availability of competing housing alternatives in our markets could negatively affect occupancy levels and rents in our communities, which could adversely affect our revenue and our results of operations.    All of our properties are located in markets that include other manufactured home communities. The number of competing manufactured home communities in a particular market could have a material effect on our ability to lease our homesites and to maintain or raise rents. Other forms of multifamily residential properties and single family housing, including rental properties, represent competitive alternatives to our communities. The availability of a number of other housing options, such as apartment units and new or existing site-built housing stock, could have a material effect on our occupancy and rents.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow. We maintain comprehensive liability, fire, flood (where appropriate), extended coverage and rental loss insurance with respect to our properties with policy specifications, limits and deductibles customarily carried for similar properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose both our investment in, and anticipated profits and cash flow from, a property. In addition, if any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss or the amount of the loss may exceed our coverage for the loss.

Environmental compliance costs and liabilities associated with operating our communities may affect our results of operations.    Under various federal, state and local laws, ordinances and regulations, owners and operators of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to lease, sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials.

In connection with the ownership (direct or indirect), operation, management and development of real properties, we may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property. All but one of our properties and all of the properties we have under contract to acquire have been, or will be prior to our acquisition, subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. These environmental audits have not revealed any significant environmental liability that we believe would have a material adverse effect on our business or results of operations. No assurances can be given that existing environmental studies with respect to any of our properties reveal all environmental liabilities, that any prior owner or operator of our properties did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more of our properties. Furthermore, material environmental conditions, liabilities, or compliance concerns may have arisen after the review was completed or may arise in the future; and future laws, ordinances or regulations may impose material additional environmental liability.

Increases in taxes and regulatory compliance costs may reduce our revenue.    Costs resulting from changes in real estate tax laws generally are not passed through to tenants directly and will affect us. Increases in income, service or other taxes generally are not passed through to tenants under leases and may adversely affect our net income, FFO, cash flow, financial condition, ability to pay or refinance our debt obligations, ability to make distributions to stockholders, and the per share trading price of our common stock. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations.

Rent control or rent stabilization legislation and other regulatory restrictions may limit our ability to increase rents or dispose of our properties.    Certain states and municipalities have adopted laws and regulations specifically regulating the ownership and operation of manufactured home communities. These laws and regulations include provisions imposing restrictions on the timing or amount of rent increases and granting to community residents a right of first refusal on a sale of their community by the owner to a third party. Enactments of similar laws and regulations have been or may be considered from time to time in other jurisdictions. We currently own 22 communities with 5,708 homesites in two states that have rent control regulations, Florida and California, and we will be acquiring an additional ten communities with 2,913 homesites in these two states as part of the Hometown acquisition. On a pro forma basis giving effect to the Hometown acquisition, these communities represent 10.6% of our total communities and 12.9% of our total homesites. We presently expect to continue to operate manufactured home communities, and may in the future acquire manufactured home communities, in areas that either are subject to one or more of these types of laws or regulations or in which legislation with respect to such laws or regulations may be enacted in the future. Laws and regulations regulating landlord/tenant relationships or otherwise relating to the ownership and operation of manufactured home communities, whether existing law or enacted in the future, could limit our ability to increase rents or recover increases in our operating expenses and could make it more difficult for us to dispose of properties in certain circumstances.

Costs associated with complying with the Americans with Disabilities Act of 1990 may result in unanticipated expenses.    Under the Americans with Disabilities Act of 1990, or ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional federal, state and local laws may also require modifications to our properties, or restrict certain further renovations of the properties, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although we believe that our properties are substantially in compliance with present requirements, we have not conducted an audit or investigation of all of our properties to determine our compliance and we cannot predict the ultimate cost of compliance with the ADA, the FHAA or other legislation. If one or more of our communities is not in compliance with the ADA, the FHAA or other legislation, then we would be required to incur additional costs to bring the community into compliance. If we incur substantial costs to comply with the ADA, the FHAA or other legislation, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay distributions could be adversely affected.

We may incur significant costs complying with other regulations.    The properties in our portfolio are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. We believe that the properties in our portfolio are currently in material compliance with all applicable regulatory requirements. However, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that could adversely affect our net income, FFO, cash flow and financial condition, ability to satisfy our debt service obligations, the per share trading price of our common stock and ability to make distributions to our stockholders.

Expansion of our existing communities entails certain risks which may negatively affect our operating results.    We may expand our existing communities where a community contains adjacent undeveloped land and where the land is zoned for manufactured housing. The manufactured home community expansion business involves significant risks in addition to those involved in the ownership and operation of established manufactured home communities, including the risks that financing may not be available on favorable terms for expansion projects, that the cost of construction may exceed estimates or budgets, that construction and lease-up may not be completed on schedule resulting in increased debt service expense and construction costs, that long-term financing may not be available on completion of construction, and that homesites may not be leased on profitable terms or at all. In connection with any expansion of our existing communities, if any of the above occurred our financial condition, results of operations and ability to make expected distributions to stockholders could be adversely affected.

Exposure to mold and contamination-related claims could adversely affect our results of operations. We own a significant number of rental homes, which we lease to third parties. In each of these rental homes, we run a risk of mold, mildew and/or fungus related claims if these items are found in any home. In addition, we provide water and sewer systems in our communities and we run the risk that if a home is not properly connected to a system, or if the integrity of the system is breached, mold or other contamination can develop. If this were to occur, we could incur significant remedial costs and we may also be subject to private damage claims and awards, which could be material. If we become subject to claims in this regard, it could adversely affect our financial condition, results of operations and insurability, which could adversely affect our stock price.

We may be unable to obtain terrorism insurance coverage in the future, which could affect our ability to obtain financing or increase the cost of such financing.    The threat of terrorism activity has caused a significant disruption in the cost and availability of property and casualty insurance and also has caused certain lenders to require the procurement of terrorism coverage as a condition to obtaining financing. There is a risk that such insurance may not be available in the future, or that it will cost so much as to be impractical to obtain.

Risks Related to Our Debt Financings

We are subject to the risks normally associated with debt financing, including the risk that payments of principal and interest on borrowings may leave us with insufficient cash to operate our communities or to pay the distributions currently contemplated or necessary to maintain our REIT status.    Upon consummation of our concurrent offerings, the Hometown acquisition and the financing transactions, we expect to have approximately $950 million of outstanding indebtedness, all of which will be secured. Our charter documents contain no limitation on the amount of indebtedness we may incur. We expect to incur additional debt in connection with future acquisitions. We may borrow under our revolving credit facility or borrow new funds to acquire such properties. Additionally, we do not anticipate that our internally generated cash flow will be adequate to repay our existing indebtedness upon maturity and, therefore, we expect to repay our indebtedness through refinancing and equity offerings. Further, we may need to borrow funds to make distributions required to maintain our REIT status or to meet our expected distributions.

If we are required to utilize our revolving credit facility for purposes other than acquisition activity (including the payment of distributions), this will reduce the amount available for acquisitions and could slow our growth. Therefore, our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;
•	we may be unable to borrow additional funds as needed or on favorable terms including to make acquisitions or distributions required to maintain our REIT status;
•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	because a portion of our debt bears interest at variable rates, an increase in interest rates could materially increase our interest expense;
•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;
•	after debt service, the amount available for distributions to our stockholders is reduced;
•	our debt level could place us at a competitive disadvantage compared to our competitors with less debt;
•	we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;
•	we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases;
•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and
•	our default under any one of our mortgage loans with cross-default or cross-collateralization provisions could result in default on other indebtedness or result in the foreclosures of other properties.

We could become more highly leveraged because our organizational documents contain no limitation on the amount of debt we may incur.    Our organizational documents contain no limitations on the amount of indebtedness that we or our operating partnership may incur. Although we intend to maintain a balance between our total outstanding indebtedness and the value of our portfolio, we could alter this balance at any time. If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to pay our anticipated distributions and/or the distributions required to maintain our REIT status, and could harm our financial condition.

Our senior revolving credit facility will contain covenants that restrict our ability to make distributions or other payments to our stockholders unless certain financial tests or other criteria are satisfied.     Our senior revolving credit facility will contain covenants that restrict our ability to make distributions or other payments to our stockholders unless certain financial tests or other criteria are satisfied. We may fail to qualify as a REIT if we do not make the distributions required to maintain our REIT status. This would subject us to additional corporate taxation and reduce our ability to make distributions to our stockholders. If we breach any of these covenants, the applicable lender can declare a default and require us to repay the indebtedness immediately and if the debt is secured, can immediately take possession of the property servicing such loan.

Increases in interest rates may increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make distributions to our stockholders.    Upon consummation of our concurrent offerings, the Hometown acquisition and the financing transactions, approximately 20% of our debt will be subject to variable interest rates. An increase in interest rates could increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and to make distributions to our stockholders. On a pro forma basis at September 30, 2003, giving effect to the Hometown acquisition, our concurrent offerings and the financing transactions, we had a total of $186.2 million of variable rate debt bearing a weighted average interest rate of approximately 4.15% per annum. We expect to enter into a two-year interest rate swap agreement pursuant to which we will effectively fix the base rate portion of the interest rate with respect to $100 million of our variable rate debt. As a result, we expect that approximately 9% of our total indebtedness upon completion of our concurrent offerings will be subject to variable interest rates for a minimum of two years.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations. We seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations and ability to make distributions to our stockholders.

Our growth depends on external sources of capital which are outside of our control.    In order to maintain our qualification as a REIT, we are required under the Internal Revenue Code to annually distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;
•	the market's perception of our growth potential;
•	our current debt levels;
•	our current and expected future earnings;
•	our cash flow and cash distributions; and
•	the market price per share of our common stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

Risks Related to Organizational and Corporate Structure

Our estimated initial annual distribution represents approximately 190% of our estimated cash available for distribution to our common stockholders for the twelve months ended September 30, 2004. We expect to fund our estimated initial annual distribution from our operating cash flow and from cash generated from our new senior fixed and variable rate mortgage debt described herein. Unless our operating cash flow increases substantially, we will be required either to fund future distributions from borrowings under our senior revolving credit facility or to reduce such distributions. If we use working capital or borrowings under our senior revolving credit facility to fund these distributions, this will reduce our cash available for distribution and the availability of the senior revolving credit facility for other purposes, which could negatively impact our financial condition and our ability to expand our business and fund our growth initiatives.    Our estimated initial annual distributions represent 190% of our estimated cash available for distribution to our common stockholders for the twelve months ended September 30, 2004 as calculated in "Distribution Policy." Accordingly, we may be unable to pay our estimated initial annual distribution to stockholders out of cash available for distribution to our common stockholders as calculated in "Distribution Policy." Unless our operating cash flow increases substantially, we will have to fund future distributions from borrowings under our senior revolving credit facility or reduce such distributions. In the event the underwriters' over-allotment option is exercised in the common stock offering, pending investment of the proceeds therefor, our ability to pay such distributions out of cash from our operations may be further adversely affected.

We expect approximately 87% of our estimated initial annual distribution will represent a return of capital for the tax period ending December 31, 2004, which could result in increased capital gain recognition in a subsequent sale of your common stock.    Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder's adjusted tax basis in his or her common stock, but instead will constitute a return of capital and will reduce such adjusted basis. We expect that approximately 87% of our estimated initial annual distribution will constitute a return of capital for the tax period ending

December 31, 2004. If distributions result in a reduction of a stockholder's adjusted basis in such holder's common stock, subsequent sales of such holder's common stock potentially will result in recognition of an increased gain due to the reduction in such adjusted basis.

After completion of our concurrent offerings, our directors, executive officers and stockholders affiliated with them will beneficially own approximately 35.1% in the aggregate of our outstanding common stock on a fully diluted basis and stockholders associated with Thomas H. Lee Partners, L.P., UBS Capital Americas, LLC and Nassau Capital Funds, L.P. will own approximately 31.9% in the aggregate of our outstanding common stock on a fully diluted basis, will have six representatives on our eleven-member board of directors and will have the ability to control most actions taken by our board of directors and to exercise substantial influence over any matter presented to our stockholders.    After completion of our concurrent offerings, directors, executive officers and stockholders affiliated with them will beneficially own approximately 35.1% in the aggregate of our outstanding common stock on a fully diluted basis and our stockholders associated with Thomas H. Lee Partners, L.P., UBS Capital Americas, LLC and Nassau Capital Funds, L.P. will own approximately 21.1%, 6.7%, and 4.1% respectively, or 31.9% in the aggregate of our outstanding common stock, on a fully diluted basis. Additionally, these stockholders will initially have six representatives on our eleven-member board of directors. Consequently, those stockholders, individually or, to the extent their interests are aligned, collectively, may be able to control matters submitted for stockholder action, including the election of our board of directors and approval of significant corporate transactions, including business combinations, consolidations and mergers and the determination of our day-to-day corporate and management policies. Therefore, those stockholders have substantial influence on us and could exercise their influence in a manner that is not in the best interest of our other stockholders.

Our business could be harmed if key personnel terminate their employment with us.    Our success is dependent on the efforts of our executive officers and senior management team. The top nine members of our management team have in excess of 50 years of combined experience in the manufactured housing industry. While we believe that we could find replacements for these key personnel, the loss of their services could materially and adversely affect our operations. We currently own and are the beneficiary of "key-man" life insurance for Scott D. Jackson. Prior to completion of our concurrent offerings, Messrs. Jackson, Sprengle and McGeeney will enter into employment agreements with us.

We may change our investment and financing strategies and enter into new lines of business without stockholder consent, which may result in riskier investments than our current investments.    We may change our investment and financing strategies and enter into new lines of business at any time without the consent of our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this prospectus. A change in our investment strategy or our entry into new lines of business may increase our exposure to interest rate and other risk or real estate market fluctuations.

Our failure to qualify as a REIT would result in higher tax expenses and reduced cash available for distribution to our common stockholders.    Although we believe that we have operated and will continue to operate in a manner that enables us to meet the requirements for qualification as a REIT for U.S. federal income tax purposes, no assurance can be given that we are organized or will continue to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations, and involve the determination of various factual matters and circumstances not entirely within our control.

If we fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for dividends paid to our stockholders in computing our taxable income and would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate tax rates. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from electing to be a REIT for the four taxable years following the year during which our qualification is lost. This treatment would reduce our net earnings available for investment or distribution to our stockholders because of the additional tax liability to us for the years involved. See "U.S. Federal Income Tax Considerations." As a result of the additional U.S. federal income tax liability, we might need to borrow funds or liquidate certain investments on terms that may be disadvantageous to us in order to pay the applicable tax, and we would not be compelled to make distributions under the Internal Revenue Code.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturer's financial condition and disputes between us and our co-venturers.    We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. We will seek to maintain sufficient control of such entities to permit them to achieve our business objectives.

Our Chief Executive Officer has outside business interests which could require time and attention.    Scott D. Jackson, our Chairman and Chief Executive Officer, has outside business interests which include his ownership of Global Mobile Limited Liability Company, or Global Mobile, and JJ&T Enterprises, Inc., or JJ&T, both of which, through a commonly owned subsidiary, Global E, own and operate manufactured home communities. In addition, Mr. Jackson's employment agreement includes an exception to his non-competition covenant pursuant to which Mr. Jackson is permitted to devote time to the management and operations of Global Mobile and JJ&T, consistent with past practice. Although Mr. Jackson's employment agreement requires that he devote substantially his full business time and attention to our company, this agreement also permits Mr. Jackson to devote time to his outside business interests consistent with past practice. As a result, these outside business interests could interfere with Mr. Jackson's ability to devote time to our business and affairs.

Conflicts of interest could arise as a result of our relationship with our operating partnership. Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company and our stockholders under applicable Maryland law in connection with their management of our company. At the same time, we, as general partner, have fiduciary duties to our operating partnership and to the limited partners under Delaware law in connection with the management of our operating partnership. Our duties as general partner to our operating partnership and its partners, may come into conflict with the duties of our directors and officers to our company and our stockholders. The partnership agreement of our operating partnership does not require us to resolve such conflicts in favor of either our stockholders or the limited partners in our operating partnership.

Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

Additionally, the partnership agreement expressly limits our liability by providing that we, and our officers and directors, will not be liable or accountable in damages to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, our operating partnership is required to indemnify us, our affiliates and each of our respective officers, directors, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities, joint or several, expenses, judgments, fines and other actions incurred by us or such other persons, provided that our operating partnership will not indemnify for (i) willful misconduct or a knowing violation of the law or (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

We may incur adverse consequences if we expand or enter into new non-real estate business ventures.    Our operating partnership owns or invests in businesses that currently or may in the future engage in more diverse and riskier ventures, such as the sale of manufactured homes, financing of manufactured home sales, inventory financing, sales of home improvement products, brokerage of manufactured homes, acting as agent for sales of insurance and related products, third-party property management and other non-real estate business ventures that our management and board of directors determine, using reasonable business judgment, will benefit us.

If we seek to enter into new non-real estate business ventures and to grow our existing non-real estate business ventures we may risk our ability to maintain our REIT status. In addition, this strategy would expose the holders of our securities to more risk than a business strategy in which our operations are limited to real estate business ventures because we do not have the same experience in non-real estate business ventures that we do in the ownership and operation of manufactured home communities and the related businesses we conduct.

Certain provisions of Maryland law and our organizational documents, including the stock ownership limit imposed by our charter, may inhibit market activity in our stock and could prevent or delay a change in control transaction.    Our charter, bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders, including supermajority vote and cause requirements for removal of directors and advance notice requirements for director nominations and stockholder proposals. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Removal of Directors," "—Advance Notice of Director Nominations and New Business" and "Affordable Residential Communities LP Partnership Agreement."

Our charter provides that no individual may own more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% in value of our outstanding shares of our stock. These restrictions on transferability and ownership will not apply if the board of directors determines that it is no longer in our best interests to continue to qualify as a REIT. These ownership limits could delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See "Description of Stock—Restrictions on Ownership and Transfer."

Our board of directors has the power to issue additional shares of our stock in a manner that may not be in your best interests.    Our charter authorizes our board of directors to issue additional authorized but unissued shares of common stock, preferred stock or special voting stock. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. See "Description of Stock—Power to Issue Additional Shares of Common Stock and Preferred Stock." Although our board of directors has no intention to do so at the present time, it could issue additional shares of our special voting stock or establish a series of preferred stock that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.    Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify our directors and officers for liability resulting from actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers. See "Management—Limitations on Liability and Indemnification."

The majority of our management have no experience operating a public company.    We have no operating history as a public company. Our board of directors and executive officers will have overall responsibility for our management and, while certain of our officers have extensive experience in real estate marketing, acquisitions, development, management, finance and law, none of them has significant prior experience in operating a public company. We cannot assure you that our past experience will be sufficient to successfully operate our company as a public company.

To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.    To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from a difference in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

Dividends payable by REITs do not qualify for the reduced tax rates under recently enacted tax legislation.    Recently enacted tax legislation reduces the maximum tax rate for dividends payable to individual U.S. stockholders (as such term is defined under "U.S. Federal Income Tax Considerations" below) to 15% (through 2008). Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause stockholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock and our preferred stock.

In addition, the relative attractiveness of real estate in general may be adversely affected by the newly favorable tax treatment given to corporate dividends, which could negatively affect the value of our properties.

Possible legislative or other actions affecting REITs could adversely affect our stockholders.    The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law (which changes may have retroactive application) could adversely affect our stockholders. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our stockholders will be changed.

Risks Related to Our Common Stock Offering

Our obligations to pay cumulative dividends to holders of our Series A preferred stock may reduce the amount of cash available for distribution to our common stockholders.    Our Series A preferred stock ranks senior to our common stock with respect to payment of distributions. Therefore, unless full cumulative dividends equal to the full amount of all accumulated, accrued and unpaid dividends on our Series A preferred stock have been declared and paid, or declared and a sum sufficient for the payment thereof has been set apart for such payment, for all past dividend periods and the then current dividend period, no cash dividends or other distributions on our outstanding common stock (other than dividends or distributions paid in shares of our common stock or options, warrants or rights to subscribe for or purchase shares of our common stock) may be authorized, declared or paid or set apart for payment by us.

You will experience immediate and significant dilution in the book value of our common stock offered in our common stock offering equal to $6.45 per share.     The initial public offering price of our common stock is substantially higher than the book value per share of our outstanding common stock will be immediately after our concurrent offerings. If you purchase our common stock in our common stock offering, you will incur immediate dilution of approximately $6.45 in the book value per share of common stock from the price you pay for our common stock in our common stock offering.

There is currently no public market for our common stock, an active trading market for our common stock may never develop following our common stock offering and the trading and pricing of our common stock may be volatile.    Prior to our common stock offering, there has been no public market for our common stock and there can be no assurance that an active trading market will develop or be sustained or that our common stock may be resold at or above the initial public offering price. The price at which the shares of our common stock may sell in the public market after our common stock offering may be lower than the price at which they are sold by the underwriters. The range of initial public offering prices of our common stock has been determined in consultation with the underwriters and may not be indicative of the market price for our common stock after our common stock offering. See "Underwriting." Among the factors to be considered in determining the initial public offering price of our common stock are our results of operations, our management, our estimated net income, our estimated FFO, our estimated cash available for distribution to our common stockholders, our anticipated dividend yield, our growth prospects, current market valuations, financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the manufactured housing industry and the economy as a whole.

The stock market in general has recently experienced extreme price fluctuations. Fluctuations in our stock price may not be correlated in a predictable way to our performance or operating results. Our stock price may fluctuate as a result of factors that are beyond our control or unrelated to our operating results.

An increase in interest rates may have an adverse effect on the price of our common stock.    One of the factors that may influence the price of our common stock in the public market will be the annual distributions to stockholders relative to the prevailing market price of our common stock. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could adversely affect the market price of our common stock.

Future sales of shares of our common stock may depress the price of our shares.    We cannot predict whether future issuance of shares of our common stock or the availability of shares for resale in the open market will decrease the market price per share of our common stock. Any sales of a substantial number of shares of our common stock in the public market, including upon the exchange of OP units, or the perception that such sales might occur, may cause the market price of our shares to decline. Upon consummation of our common stock offering, all shares sold in our common stock offering will be freely tradable without restriction (other than any restrictions set forth in our charter relating to our qualifications as a REIT), unless the shares are owned by one of our affiliates. Affiliates may only sell their shares pursuant to the requirements of Rule 144 under the 1933 Act or as described below.

Holders of 15,652,225 shares of common stock, all holders of OP units (representing 2,305,312 shares of common stock that may be issued by us upon redemption of these OP units) and holders of warrants entitling such holders to acquire 704,153 shares of our common stock have the right to require us to register their common stock with the SEC, and 85.1% of these shares of common stock, OP units and warrants are subject to agreements prohibiting them from disposing of these shares for 180 days following completion of our concurrent offerings. In the aggregate, these shares represent 36.7% of our outstanding shares of common stock on a fully-diluted basis after completion of our common stock offering. In addition, after completion of our common stock offering, we intend to register all common stock that we may issue under our 2003 equity incentive plan, and once we register these shares they can be freely sold in the public market after issuance. If any or all of these holders cause a large number of their shares to be sold in the public market, the sales could reduce the trading price of our common stock and could impede our ability to raise future capital.

The exercise of the underwriters' over-allotment option, the exchange of OP units for common stock, the exercise of any options or warrants or the vesting of any restricted stock granted to certain directors, executive officers and other employees under our 2003 equity incentive plan, the issuance of our common stock or OP units in connection with property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock, and the existence of OP units, options, warrants and shares of our common stock reserved for issuance as restricted shares of our common stock or upon exchange of OP units or exercise of options or warrants may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of our common stock may be dilutive to existing stockholders.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains various "forward-looking statements." You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "would," "could," "should," "seeks," "approximately," "intends," "plans," "projects," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Statements regarding the following subjects may be impacted by a number of risks and uncertainties:

•	our business strategy;
•	our ability to obtain future financing arrangements;
•	estimates relating to our future distributions;
•	our understanding of our competition;
•	market trends;
•	projected capital expenditures;
•	the impact of technology on our products, operations and business; and
•	use of the proceeds of our concurrent offerings.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

•	national, regional and local economic climates;
•	future terrorist attacks in the U.S. or abroad;
•	competition from other forms of single or multifamily housing;
•	changes in market rental rates, supply and demand for affordable housing;
•	the ability of manufactured home buyers to obtain financing;
•	our ability to maintain rental rates and maximize occupancy;
•	the level of repossessions by manufactured home lenders;
•	the adverse impact of external factors such as changes in interest rates, inflation and consumer confidence;
•	the ability to identify acquisitions;
•	the pace of acquisitions and/or dispositions of communities and rental homes;
•	our corporate debt ratings;
•	demand for home purchases in our communities and demand for financing of such purchases;
•	demand for rental homes in our communities;
•	the condition of capital markets;
•	actual outcome of the resolution of any conflict;
•	our ability to successfully operate acquired properties;
•	our ability to maintain our REIT status;
•	environmental uncertainties and risks related to natural disasters; and
•	changes in real estate and zoning laws including legislation affecting monthly leases and rent control and increases in property taxes.

For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled "Risk Factors."

USE OF PROCEEDS

We estimate we will receive gross proceeds from our common stock offering of $445.0 million and approximately $518.8 million if the underwriters' over-allotment option is exercised in full. After deducting the underwriting discounts and commissions, financial advisory fees and estimated expenses of our common stock offering, we expect to receive net proceeds from our common stock offering of approximately $405.9 million and approximately $474.6 million if the underwriters' over-allotment option is exercised in full. We do not take into account the proceeds to be received or expenses to be incurred by our selling stockholders in the information presented in this section.

We estimate we will receive gross proceeds from our Series A preferred stock offering of $125.0 million and approximately $143.8 million if the underwriters' over-allotment option is exercised in full. After deducting the underwriting discounts and commissions and estimated expenses of our Series A preferred stock offering, we expect to receive net proceeds from our Series A preferred stock offering of approximately $118.8 million and approximately $137.0 million if the underwriters' over-allotment option is exercised in full.

We will contribute the net proceeds to our company from our concurrent offerings to our operating partnership. In addition, prior to or simultaneously with the consummation of our concurrent offerings we intend to complete the financing transactions pursuant to which:

•	subsidiaries of our operating partnership will incur $215.8 million in a new senior fixed rate mortgage loan due 2014;
•	subsidiaries of our operating partnership will incur $101.5 million in a new senior fixed rate mortgage loan due 2009; and
•	subsidiaries of our operating partnership will incur $182.7 million in a new senior variable rate mortgage loan due 2006.

The following table sets forth the sources and uses of funds that we expect in connection with our concurrent offerings assuming that:

•	we issue the shares in our common stock offering at the mid-point of the range of prices indicated on the front cover of the common stock prospectus;
•	we issue our Series A preferred stock at an offering price of $25.00 per share;
•	we complete the Hometown acquisition; and
•	we complete the financing transactions.

We have based our amounts on balances outstanding at September 30, 2003 and actual sources and uses of funds may differ as a result of amortization of principal, additional loan exit fees, additional fees and expenses and differing loan restricted cash and reserve releases and other factors. You should read this table together with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Consolidated Financial Information" contained elsewhere in this prospectus.

The range of initial public offering prices of our common stock has been determined in consultation with the underwriters. Among the factors to be considered in determining the initial public offering price of our common stock are our results of operations, our management, our estimated net income, our estimated FFO, our estimated cash available for distribution to our common stockholders, our anticipated dividend yield, our growth prospects, current market valuations, financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the manufactured housing industry and the economy as a whole.

This table identifies sources of funds arising from the financing transactions and our concurrent offerings with specific uses for the convenience of the reader; however, sources of funds from our concurrent offerings and the financing transactions may be commingled and have not been earmarked for particular purposes, and some of the uses indicated in the following table could be funded from other sources, such as our senior revolving credit facility.

Sources (in thousands), assuming total gross proceeds to us from our common stock offering of $445 million (based on the midpoint of the range of prices indicated on the front cover of the common stock prospectus) and total gross proceeds to us from our preferred stock offering of $125 million
Portion of gross proceeds to our company from our common stock offering	$403,652
Portion of gross proceeds to our company from our Series A preferred stock offering	113,386
Subtotal	$517,038
New senior fixed rate mortgage due 2014, based upon a spread of 1.50% over the greater of 3.90% or the then-current yield on the ten year Treasury (5.44% at September 30, 2003)	$215,758
New senior fixed rate mortgage due 2009, based upon a spread of 2.05% over the greater of 2.80% or the then-current yield on the five year Treasury (4.88% at September 30, 2003)	101,528
New senior variable rate mortgage due 2006, three one-year extension options, one-month LIBOR plus 3.00% (4.12% at September 30, 2003)	182,714
Additional funding of preferred interest due 2005, 14.00% (1)	25,000
Restricted cash released on repayment of notes	12,152
Loan reserve released on repayment of preferred interest	9,375

Subtotal	$546,527
Portion of gross proceeds from our common stock offering	$41,348
Portion of gross proceeds from our preferred stock offering	11,614

Subtotal	$52,962
Total Sources	$1,116,527

Uses (in thousands)
Hometown acquisition cash purchase price (2)	$517,038
Subtotal	$517,038
Repayment of senior variable rate mortgage due 2005, LIBOR plus 2.85% per annum (3.97% at September 30, 2003)	$189,873
Repayment of rental home credit facility due 2010, LIBOR plus 4.70% per annum (5.82% at September 30, 2003)	24,966
Repayment of BFND credit facility due 2005, LIBOR plus 3.00% per annum (4.12% at September 30, 2003)	52,414
Payment of exit fees in the financing transactions	2,669
Payment of loan origination costs in the financing transactions	13,388
Loan reserves on new fixed and variable rate mortgages	5,590
Purchase of interest rate cap related to new senior variable rate mortgage	280
Repayment of preferred interest due 2005, 14.00% (1)	175,000
Organizational costs	1,082
Cash generated for:
Estimated initial distribution in excess of pro forma cash available for distribution to our common stockholders for the twelve months ended September 30, 2004 (3)	25,222
Estimated non-recurring capital expenditures for Hometown communities	20,000
Estimated rental home purchases	18,543
Estimated in-community retail home sales and financing initiative	17,500
Subtotal	$546,527
Payment of fees and expenses of our concurrent offerings:
Underwriting discount—common stock offering	$27,813
Financial advisory fees—common stock offering	3,338
Other fees and expenses—common stock offering	7,966
Underwriting discount—Series A preferred stock offering	3,938
Fees and expenses—Series A preferred stock offering	2,237
Cash generated for:
Estimated rental home purchases	5,670
Working capital	2,000
Subtotal	$52,962
Total Uses	$1,116,527

(1)	On November 13, 2003 and January 8, 2004, we increased the outstanding amount of the preferred interest by an aggregate of $25,000, to $175,000. We expect to use the proceeds of this additional financing for investment in rental homes for our communities and for working capital purposes.

(2)	Consists of $478,500 cash purchase price for the Hometown communities, $23,000 cash purchase price for related community assets, $7,500 additional cash fee to Hometown and an estimated $8,090 in fees and transaction costs associated with the Hometown acquisition (including $2,800 in financial advisory fees payable to our lead underwriters).

(3)	See "Distribution Policy."

Pending application of cash proceeds, we will invest such portion of the net proceeds in short-term, interest-bearing securities that are consistent with our election to be taxed as a REIT for U.S. federal income tax purposes. Such investments may include obligations of the Government National Mortgage Association, other government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations. See "U.S. Federal Income Tax Considerations."

The mortgage and revolving indebtedness and the preferred interest to be repaid upon the completion of our concurrent offerings had a weighted average interest rate of approximately 7.47% and an average remaining term to maturity of approximately 2.7 years as of September 30, 2003.

If the underwriters exercise their over-allotment options for our concurrent offerings in full, we expect to use the additional net proceeds to our company, which will be approximately $86.9 million in the aggregate, for acquisitions and working capital needs.

DISTRIBUTION POLICY

We intend to make regular quarterly distributions to holders of our common and preferred stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of our common stock offering and ending                     , 2004 based on a dividend of $0.3125 per share for a full quarter. On an annualized basis, this would be $1.25 per share, or an annual distribution rate of approximately 6.25% based on an initial public offering price of $20.00 per share, which is the mid-point of the range of prices indicated on the front cover of the common stock prospectus. We estimate that this initial annual rate of distribution will represent approximately 190% of our estimated cash available for distribution to our common stockholders for the twelve months ended September 30, 2004, which we have calculated based on adjustments to our pro forma net loss available to common stockholders before allocation to minority interest for the twelve months ended September 30, 2003 (giving effect to our concurrent offerings, our financing transactions and the Hometown acquisition). This estimate is based upon our historical operating results and does not take into account our growth initiatives which are intended to improve our occupancy and operating results, nor does it take into account any unanticipated expenditures we may have to make or any debt we may have to incur. In estimating our cash available for distribution to common stockholders, we have made certain assumptions as reflected in the table and footnotes below, including no change in occupancy and no net increases in rent for existing leases in our portfolio after September 30, 2003, as well as assumptions as to the amount of our recurring capital expenditures. We have made no adjustments for lease expirations or for new leases occurring during the periods presented because our results of operations already reflect the effects of actual resident move-in and move-out activity during these periods.

We do not intend our estimate of cash available for distribution to our common stockholders for the twelve months ended 2004 to be a projection or forecast of our actual results of operations or our liquidity, and we have calculated this estimate for the sole purpose of presenting our estimated initial annual distribution amount. Our estimate of cash available for distribution to our common stockholders should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity. If we use working capital or borrowings under our senior revolving credit facility to fund these distributions, this will reduce our cash available for distribution and the availability of the senior revolving credit facility for other purposes, which could negatively impact our financial condition and our ability to expand our business and fund our growth initiatives. No assurance can be given that our estimate of cash available for distribution to our common stockholders will prove accurate, and actual distributions may be significantly different from the expected distributions.

We intend to maintain our initial distribution rate for the twelve-month period following completion of our concurrent offerings unless our actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. We intend to fund a portion of our estimated initial distributions from cash generated from our new senior fixed and variable rate mortgage debt. We do not intend to reduce the estimated initial distribution per share if the underwriters' over-allotment option with respect to our common stock offering is exercised; however, this could require us to pay a large portion of this distribution from the net proceeds of our current offerings and the financing transaction. We have estimated our initial annual distribution rate only for the twelve-month period following completion of our concurrent offerings, and we have not estimated the distribution to be paid beyond this period. Unless our operating cash flow increases substantially, we will be required either to fund future distributions from borrowings under our senior revolving credit facility or to reduce such distributions.

We anticipate that, at least initially, our distributions will exceed our then current and then accumulated earnings and profits as determined for U.S. federal income tax purposes. Therefore, a portion of these distributions will represent a return of capital for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder's adjusted tax basis in his or her common stock, but rather will reduce such adjusted basis. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder's adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. We expect that approximately 87% of our estimated initial distribution will represent a return of capital for the tax period ending December 31, 2004. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see "U.S. Federal Income Tax Considerations."

We cannot assure you that our estimated distributions will be made at all, or at the rate estimated below, or, if made, that any such distributions will be sustained. Any distributions made by us will be authorized and determined by our board of directors out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law, our actual results of operations, economic conditions and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our communities, our operating expenses, interest expense, our occupancy levels, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see "Risk Factors." If our properties do not generate sufficient cash flow to allow cash to be distributed to us, we will be required either to fund distributions from working capital or borrowings under our senior revolving credit facility, or to reduce such distributions. Our senior revolving credit facility will contain covenants that restrict our ability to make distributions or other payments to our stockholders unless certain financial tests or other criteria are satisfied and also will contain certain provisions restricting or limiting our ability to draw funds thereunder. Additionally, unless the full amount of all accumulated, accrued and unpaid dividends on our Series A preferred stock has been declared and paid for all past dividend periods and the then current dividend period, we will not be permitted to make cash distributions to holders of our common stock.

U.S. Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income including capital gains. For more information, please see "U.S. Federal Income Tax Considerations." We anticipate that our estimated cash available for distribution to our common stockholders will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution to our common stockholders in order to meet these distribution requirements and we may need to borrow funds to make some distributions.

The following table describes our pro forma net loss available to common stockholders for the nine months ended September 30, 2003, and the adjustments we have made thereto in order to estimate our initial cash available for distribution to our common stockholders for the twelve months ended September 30, 2004.

$ in thousands
Pro forma net loss available to our common stockholders for the nine months ended September 30, 2003	$(19,477)
Add: Minority interest	(1,118)
Pro forma net loss available to our common stockholders before allocation to minority interest for the nine months ended September 30, 2003	(20,595)
Add: Pro forma net loss available to common stockholders before allocation to minority interest for the three months ended December 31, 2002	(27,145)
Pro forma net loss available to our common stockholders before allocation to minority interest for the twelve months ended September 30, 2003	(47,740)
Add: Pro forma depreciation and amortization	72,448
Add: Net increase in net income and depreciation from community acquisitions (1)	513
Add: Reconfiguration of retail home sales operations (2)	2,019
Add: Net rent increases effective through September 30, 2003 (3)	1,227
Add: Non-recurring retail home sales asset impairment and other expense (4)	1,385
Add: Non-recurring goodwill writeoff (5)	13,557
Add: Non-recurring severance cost (6)	640
Add: Interest rate cap market value writeoff (7)	1,680
Estimated cash flows from operations available to our common stockholders for the twelve months ended September 30, 2004	45,729
Less: Estimated cash flows used in investing activities-community improvements (8)	(8,704)
Less: Estimated cash flows used in financing activities-scheduled mortgage loan principal payments (9)	(9,030)
Estimated cash available for distribution to our common stockholders for the twelve months ended September 30, 2004	$27,995
Estimated initial annual distribution (including distributions to minority interest)	$53,217
Payout ratio based on estimated cash available for distribution to our common stockholders	190.1%
Cash generated from our new senior fixed and variable rate mortgage debt utilized to fund the excess of estimated initial annual distributions (excluding distributions to minority interest) over estimated cash available for distribution to our common stockholders for the twelve months ended September 30, 2004	$25,222
Estimated cash available for distribution to our common stockholders applicable to:
Minority interest	$1,543
Common shares	$26,452

(1)	Reflects inclusion of estimated additional pro forma net income and depreciation on communities we acquired during the twelve months ended September 30, 2003, calculated as the communities' net income with depreciation added back as follows (dollars in thousands):

Brookshire Village. Purchased February 2003. Inclusion of estimated net income for the four months before acquisition.	$36
Add back Brookshire Village estimated depreciation for the four months before acquisition	56
Twin Parks. Purchased May 2003. Inclusion of estimated net income for the seven months before acquisition	118
Add back Twin Parks estimated depreciation for the seven months before acquisition	101
Philbin Communities. Purchased September 2003. Inclusion of estimated net income for the eleven months before acquisition	65
Add back Philbin estimated depreciation for the eleven months before acquisition	88
Creekside Terrace. Purchased December 2002. Inclusion of estimated net income for the two months before acquisition	5
Add back Creekside Terrace estimated depreciation for the two months before acquisition	6
Berryhill Commons. Purchased December 2002. Inclusion of estimated net income for the two months before acquisition	4
Add back Berryhill Commons estimated depreciation for the two months before acquisition	15
Berryhill Acres. Purchased December 2002. Inclusion of estimated net income for the two months before acquisition	7
Add back Berryhill Acres estimated depreciation for the two months before acquisition	12
Net increase	$513

(2)	Reflects the elimination of all revenue and substantially all variable and fixed costs associated with the 19 retail dealerships we closed in 2003 in redirecting our retail home sales efforts away from a retail dealership presence into an in-community presence focused exclusively on sales of homes in our communities as more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements for the nine months ended September 30, 2003, included elsewhere in this prospectus. In the table below, we have eliminated the revenues and related costs that were associated with the specific retail sales locations that we closed but have retained all fixed expenses associated with in-community sales operations that we expect to continue to incur. We expect a decline in the sales of manufactured homes in the near future. Following completion of our concurrent offerings and the financing transactions, we expect sales of manufactured homes to increase as we execute our in-community retail home sales and financing initiative. As a result, we have not included future estimates of revenues or related variable expenses associated with this business.

Sales of manufactured homes		$26,352
Other income		1,340
Less: Cost of manufactured homes sold		22,081
Less: Retail home sales costs – variable
Sales commisions and draw	1,319
Salaries and benefits – general managers and staff	1,007
Advertising	649
Repairs and maintenance	300
Office and other expenses	218
Subtotal	3,493
Less: Retail home sales costs – fixed
Store salaries and benefits – Clerical and accounting	882
Service departments	583
District managers	257
Rent	915
Property taxes	99
Insurance	155
Utilities	226
Telephone	142
Repairs and maintenance	218
Vehicles	60
Furniture and fixtures rent and other	28
Subtotal	3,565	7,058
Less: Interest expenses		572
Net decrease		$(2,019)

(3)	Represents additional revenues on a pro forma basis based on net rent increases achieved by September 2003 as if they were in effect for the twelve months ended September 30, 2003. On a month-to-month basis, substantially all rents either increased or remained constant throughout the twelve months ended September 30, 2003. Rental increases are made on a community-by-community basis rather than on a portfolio-wide basis. Net rent increases were effective by March 2003 and then remained constant through September 2003. Therefore, we have applied the increases only to the months October 2002 through February 2003. During this period, we did not experience increases in expenses in the communities for which we have given pro forma effect to the rent increases (dollars in thousands):

Average monthly homeowner rental income per occupied homesite in the following periods:
September 2003 and in effect as of March 2003	$272
October 2002 through February 2003	265
Weighted average increase in average monthly homeowner rental income per occupied homesite	$7
Average occupied homesites — October 2002 through February 2003	35,068
Total additional pro forma revenues	$1,227

(4)	Represents a non-recurring asset impairment charge of $1,385, net of sales proceeds, to write down fixed assets to fair value and record the cost of remaining lease obligations of $41, related to our retail home sales business in which we redirected our sales efforts from a dealership presence into an in-community sales effort. In connection with this redirection, we sold or ceased operations of our retail dealerships.
(5)	Represents a non-recurring writeoff of goodwill in the fourth quarter of 2002 associated with our retail home sales and insurance businesses.
(6)	Represents elimination of actual expenses incurred during the nine months ended September 30, 2003 resulting from a one-year severance agreement with two former employees.
(7)	Represents a non-cash adjustment to the fair value of our interest rate caps purchased prior to October 1, 2002.
(8)	Represents estimated annual recurring capital expenditures of $131 per homesite for 66,841 homesites that we expect to own following the Hometown acquisition.

	Nine Months Ended September 30,	Year Ended December 31,
	2003	2002	2001	Average
Recurring capital expenditures	$3,933	$5,023	$4,585	$4,951
Number of homesites	40,246	38,633	34,869	37,916
Average annual recurring capital expenditure per homesite	$130	$130	$131	$131

In addition to the foregoing, we expect to make an additional $15 to $20 million in up front non-recurring capital improvements in the first 12 to 18 months following completion of our concurrent offerings to upgrade the condition and appearance of the Hometown communities. We intend to fund these improvements through cash generated from our financing transactions.
(9)	Represents amortization of principal on indebtedness we expect to have on a pro forma basis following the Hometown acquisition, the financing transactions and our concurrent offerings. We expect to refinance an additional $11.3 million in mortgage indebtedness that we expect to have on a pro forma basis and that will become due and payable on December 1, 2004.

CAPITALIZATION

The following table presents our capitalization on a historical and pro forma basis as of September 30, 2003. The pro forma adjustments give effect to our concurrent offerings, the Hometown acquisition and the financing transactions as if they had occurred on September 30, 2003 as described in the notes hereto. You should read this table in conjunction with "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources" and the more detailed information contained in the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Historical	Pro Forma
	(as restated)
	(in thousands)
Notes payable and preferred interest
Senior fixed rate mortgage due 2012, 7.35% per annum	$307,481	$307,481
Senior variable rate mortgage due 2005, LIBOR plus 2.85% per annum (3.97% at September 30, 2003)	189,873	—
BFND credit facility due 2005, LIBOR plus 3.00% per annum (4.12% at September 30, 2003)	52,414	—
Various individual fixed rate mortgages due 2006 through 2028, averaging 7.65% per annum	43,460	43,460
Preferred interest due 2005, 14.00% per annum (1)	150,000	—
Rental home credit facility due 2010, LIBOR plus 4.70% per annum (5.82% at September 30, 2003)	24,966	—
Floorplan lines of credit	3,496	3,496
Other loans due 2004 and 2005	1,811	1,811
New senior fixed rate mortgage due 2014, based upon a spread of 1.50% over the greater of 3.90% or the then-current yield on the ten year Treasury (5.438% at September 30, 2003)	—	215,758
New senior fixed rate mortgage due 2009, based upon a spread of 2.05% over the greater of 2.80% or the then-current yield on the five year Treasury (4.876% at September 30, 2003)	—	101,528
New senior variable rate mortgage due 2006, three one-year extension options, based upon a spread of 3.00% over the one-month LIBOR (4.12% at September 30, 2003)	—	182,714
Various individual fixed rate mortgages due 2004 through 2013, averaging 4.27% effective interest rate per annum assumed in the Hometown acquisition (2)	—	93,440
Total notes payable and preferred interest	773,501	949,688
Minority interest	44,346	38,807
Stockholders' equity
% Series A cumulative redeemable preferred stock	—	118,825
Common stock and additional paid-in-capital (3)	378,188	802,110
Deferred compensation		(1,900)
Retained deficit	(102,143)	(124,258)
Total stockholders' equity	276,045	794,777
Total capitalization	$1,093,892	$1,783,272

(1)	On November 13, 2003 and January 8, 2004, we increased the outstanding amount of the preferred interest by an aggregate of $25,000. We expect to use the proceeds of this additional financing for investment in rental homes for our communities and for working capital purposes. We intend to repay the full $175,000 preferred interest in connection with the completion of our concurrent offerings, the Hometown acquisition and the financing transactions.

(2)	These mortgages had an aggregate principal balance of $86,126 of existing indebtedness on 22 communities. The fair market value of the assumed indebtedness is $93,440 based on market interest rates as of September 30, 2003 with an average effective interest rate of 4.27%.

(3)	Our pro forma common stock outstanding includes common stock to be issued by our company in our common stock offering, 625,000 shares of common stock to be awarded under our 2003 equity incentive plan prior to the completion of our concurrent offerings to management and certain other employees, 420,875 shares of our common stock to be issued upon redemption of OP units that will be sold by selling stockholders and 1,534 shares of our common stock to be redeemed by us for cash in connection with completion of our concurrent offerings and excludes (i) 3,692,228 shares of common stock that may be issued by us upon exercise of the underwriters' over-allotment option in connection with our common stock offering, (ii) 1,367,387 shares available for future issuance under our 2003 equity incentive plan, (iii) 2,726,187 shares, on a historical basis, and 2,305,312 shares, on a pro forma basis, that may be issued by us upon the exchange of outstanding OP units, and (iv) 704,153 shares issuable upon exercise of outstanding warrants.

DILUTION

Purchasers of our common stock will experience an immediate and substantial dilution of the net tangible book value of their common stock from the common stock initial public offering price. At September 30, 2003, we had a net tangible book value of approximately $166.4 million or $9.80 per share of our common stock held by continuing stockholders. After giving effect to our concurrent offerings, the receipt by us of the net proceeds of shares offered by our company from our concurrent offerings, the deduction of underwriting discounts and commissions, financial advisory fees and estimated offering expenses payable by our company, the financing transactions and the Hometown acquisition, the pro forma net tangible book value at September 30, 2003 attributable to common stockholders, would have been $544.5 million or $13.55 per share of our common stock. This amount represents an immediate dilution in pro forma net tangible book value of $6.45 per share from the assumed public offering price of $20.00 per share of our common stock to new public stockholders. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$20.00
Net tangible book value per share before the Hometown acquisition, the financing transactions and our concurrent offerings (1)	9.80
Net increase in pro forma net tangible book value per share attributable to the Hometown acquisition, the financing transactions and our concurrent offerings (2)	3.75
Pro forma net tangible book value per share after the Hometown acquisition, the financing transactions and our concurrent offerings (3)		13.55
Dilution in pro forma net tangible book value per share to new stockholders in common stock (4)		$6.45

(1)	Net tangible book value per share of our common stock before giving effect to the Hometown acquisition, the financing transactions, and our concurrent offerings is determined by dividing net tangible book value as of September 30, 2003 (net book value of the tangible assets available to common stockholders consisting of total assets available to common stockholders less the intangible assets which are comprised of loan origination costs, lease intangibles and customer relationships, net, and goodwill, net of total liabilities available to common stockholders) by the number of shares of our common stock held by continuing stockholders after our concurrent offerings.

(2)	Net increase in pro forma net tangible book value per share of our common stock attributable to the Hometown acquisition, the financing transactions, and our concurrent offerings is determined by dividing the difference between the September 30, 2003 pro forma net tangible book value attributable to common stock and the September 30, 2003 net tangible book value by the number of shares of our common stock after our concurrent offerings. Offering proceeds are calculated after deducting underwriting discounts and commissions, financial advisory fees and estimated expenses of our concurrent offerings payable by us.

(3)	Based on pro forma net tangible book value attributable to common stockholders of approximately $544.5 million divided by 40,172,079 shares of our common stock to be outstanding following the consummation of our concurrent offerings which excludes 95,000 shares of unvested common stock to be granted immediately prior to the completion of our concurrent offerings.

(4)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock, from the initial public offering price paid by a new stockholder for a share of our common stock.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.
SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table shows our selected historical and pro forma financial data for the periods indicated. You should read our selected historical and pro forma financial data, together with the notes thereto, in conjunction with the more detailed information contained in our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

Our historical consolidated balance sheet data as of December 31, 2002 and 2001 and our consolidated statement of operations data for the years ended December 31, 2002, 2001, and 2000 have been derived from our audited historical financial statements included elsewhere in this prospectus. Our historical consolidated balance sheet information as of September 30, 2003 and 2002 and our consolidated statement of operations information for the nine months ended September 30, 2003 and 2002 have been derived from our unaudited consolidated financial statements. In the opinion of our management, our historical consolidated balance sheet and statement of operations as of and for the nine months ended September 30, 2003 and 2002, respectively, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. Our results of operations for the interim period ended September 30, 2003 are not necessarily indicative of the result to be obtained for the full fiscal year.

Our unaudited selected pro forma consolidated results of operations data and balance sheet data as of and for the nine months ended September 30, 2003 and for the year ended December 31, 2002 give effect to the Hometown acquisition, the financing transactions and our concurrent offerings and the use of proceeds therefrom and, for the year ended December 31, 2002, the reorganization (which included our acquisition of the Limited Partnerships and the businesses of Holdings in May 2002), as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

We have restated our Consolidated Financial Statements as of September 30, 2003 and for the three and nine months ended September 30, 2003 and 2002 and as of and for the year ended December 31, 2002 to reduce the term of amortization of lease intangibles and customer relationships from 20 years to five years. As a result of the restatement, we increased our net loss for the three months ended September 30, 2003 from $6,446 to $6,793; our net loss for the three months ended September 30, 2002 from $5,269 to $5,832; our net loss for the nine months ended September 30, 2003 from $22,032 to $23,720; our net loss for the nine months ended September 30, 2002 from $11,730 to $12,668; and our net loss for the year ended December 31, 2002 from $39,334 to $40,834. These lease intangibles and customer relationships were acquired in 2002 and 2003 as a result of the reorganization and other acquisitions of communities. We originally amortized the in-place lease value and tenant relationships for communities acquired over the estimated life that a home remains in the community. However, we have determined that it is appropriate to change the amortization period to five years to match the estimated length of time that the homeowner remains in the community.

(in thousands except per share and homesite data)	Pro Forma Nine Months Ended September 30 2003	Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2002	Year Ended December 31,
		2003	2002		2002 (1)	2001	2000	1999	1998
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(as restated)				(inception)
		(as restated)	(as restated)
Statement of Operations Data:
Revenue
Rental income	$150,837	$98,131	$65,892	$184,638	$96,912	$40,046	$27,024	$15,310	$869
Sales of manufactured homes	19,845	19,845	23,258	46,635	31,942	—	—	—	—
Utility and other income	17,872	12,155	8,324	23,717	12,591	3,566	2,278	806	7
Total revenue	188,554	130,131	97,474	254,990	141,445	43,612	29,302	16,116	876
Expenses
Property operations	56,155	34,705	22,107	74,535	35,467	13,090	8,318	4,714	110
Real estate taxes	11,689	7,756	4,645	13,388	6,969	2,738	1,718	876	25
Cost of manufactured homes sold	15,871	15,871	18,795	37,040	25,826	—	—	—	—
Retail home sales, finance, insurance and other operations	6,560	6,560	5,160	8,597	8,597	—	—	—	—
Property management	3,854	3,854	2,436	5,004	4,105	2,491	2,436	1,245	78
General & administrative	12,007	11,722	8,243	15,150	13,088	9,047	7,173	5,435	624
Depreciation and amortization	53,800	37,530	25,969	69,958	38,596	16,905	11,672	6,770	302
Interest expense	40,953	42,990	25,735	56,314	43,887	14,972	14,279	7,634	547
Retail home sales and insurance asset and goodwill impairment and other expense	1,385	1,385	—	13,557	13,557	—	—	—	—
Total expenses	202,274	162,373	113,090	293,543	190,092	59,243	45,596	26,674	1,686
Interest income	(1,094)	(1,094)	(829)	(1,543)	(1,390)	(2,871)	(2,168)	(1,658)	(36)
Loss before allocation to minority interest	(12,626)	(31,148)	(14,787)	(37,010)	(47,257)	(12,760)	(14,126)	(8,900)	(774)
Minority interest	1,118	4,311	2,047	2,587	6,274	13	14	10	(1)
Loss before preferred stock dividend	(11,508)	(26,837)	(12,740)	(34,423)	(40,983)	(12,747)	(14,112)	(8,890)	(775)
Preferred stock dividend	(7,969)			(10,625)
Loss from continuing operations	(19,477)	(26,837)	(12,740)	(45,048)	(40,983)	(12,747)	(14,112)	(8,890)	(775)
Income (loss) from discontinued operations	—	285	84		172	(370)	2	(78)	—
Gain on sale of discontinued operations	—	3,333	—		—	—	—	—	—
Minority interest in discontinued operations	—	(501)	(12)		(23)	—	—	—	—
Cumulative effect of change in accounting principle net of minority interest								(611)
Net loss available to common stockholders	($19,477)	($23,720)	($12,668)	($45,048)	($40,834)	($13,117)	($14,110)	($9,579)	($775)
Loss per share from continuing operations
Basic loss per share	($0.54)	($1.58)	($0.93)	($1.26)	($2.82)	($1.41)	($2.19)	($2.84)	($0.75)
Diluted loss per share	($0.54)	($1.58)	($0.97)	($1.26)	($2.89)	($1.41)	($2.19)	($2.84)	($0.75)
Income (loss) per share from discontinued operations
Basic income (loss) per share	—	$0.18	—	—	$0.01	($0.04)	—	($0.03)	—
Diluted income (loss) per share	—	$0.18	—	—	$0.01	($0.04)	—	($0.03)	—
Loss per common share
Basic loss per share (2)	($0.54)	($1.40)	($0.93)	($1.26)	($2.81)	($1.45)	($2.19)	($3.07)	($0.75)
Diluted loss per share (3)	($0.54)	($1.40)	($0.97)	($1.26)	($2.88)	($1.45)	($2.19)	($3.07)	($0.75)
Weighted average share/OP unit information:
Common shares outstanding (2)(4)	35,740	16,973	13,722	35,745	14,535	9,062	6,441	3,116	1,038
OP units outstanding (4)	2,305	2,726	1,515	2,305	1,818	—	—	—	—
Unvested restricted stock	81	—	—	76	—	—	—	—	—
Diluted shares outstanding	38,126	19,699	15,237	38,126	16,353	9,062	6,441	3,116	1,038
Cash flow data:
Net cash flow provided by (used in):
Operating activities		$13,851	$13,044		$14,267	$6,626	$(3,177)	$(1,969)	$925
Investing activities		(25,169)	(115,182)		(137,473)	(104,638)	(91,185)	(115,996)	(87,846)
Financing activities		9,076	107,707		137,787	84,340	111,976	114,951	109,661
Non-GAAP financial measure:
Funds from operations (5)	$26,983	$2,531	$7,273	$15,230	($11,403)	$2,214	($3,293)	($2,917)	($693)
Balance sheet data (at period end)
Rental and other property, net	$1,492,208	$910,153			$897,445	$370,261	$268,315	$185,941	$82,230
Cash and cash equivalents	124,942	36,007			38,249	23,668	37,340	19,665	22,741
Loan reserves and restricted cash	34,518	50,455			52,710	16,135	17,459	13,871	5,296
Total assets	1,813,080	1,122,831			1,136,538	429,979	343,175	240,825	111,871
Total liabilities	979,496	802,440			788,617	271,143	204,908	152,353	58,812
Notes payable and preferred interest	949,688	773,501			753,360	253,068	189,004	138,778	57,266
Stockholders' equity	794,777	276,045			299,765	158,774	138,191	88,442	53,060
Other data:
Total communities (at end of period)	302	212			209	83	63	41	10
Total homesites (at end of period)	66,841	40,435			39,704	15,941	11,861	8,285	2,403
Homesites acquired during the period	27,037	631			3,289	4,077	3,553	5,882	2,403
Homesites acquired in the reorganization					20,511
Occupancy (at end of period)	81.5%	84.8%			87.2%	90.7%	88.7%	86.9%	87.0%

(1)	Financial data for the nine months ended September 30, 2002 and for the year ended December 31, 2002 reflect the effects of the reorganization from May 2, 2002, the date of completion of the reorganization, through period end. See "Business and Properties—Organizational History and 2002 Reorganization" for a description of the reorganization. We accounted for the reorganization under the purchase method of accounting.

(2)	Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average of common shares outstanding during the period. Pro forma basic loss per share is computed assuming our concurrent offerings were consummated as of the first day of the period presented and equals pro forma net loss available to common stockholders divided by the pro forma number of shares of our common stock outstanding. The pro forma common stock outstanding does not include 4,447 shares issued in our common stock offering the proceeds of which will be used for working capital.

(3)	For the nine months ended September 30, 2003 and 2002, the years ended December 31, 2002, 2001, 2000 and 1999, and the period from inception to December 31, 1998, diluted loss per share is calculated assuming exchange of the OP units to common stock. Diluted loss per share for those periods is computed by dividing the sum of loss before allocation to minority interest by the weighted average common shares and OP units. The pro forma diluted loss per share for the nine months ended September 30, 2003 and the year ended December 31, 2002 is computed assuming our concurrent offerings and other related transactions were consummated as of the first day of the period presented, but do not assume exchange of the OP units for common stock, or the exercise of outstanding warrants, which would be antidilutive. The pro forma common stock outstanding does not include shares issued in our common stock offering the proceeds of which will be used for working capital.

(4)	Reflects 0.519-for-1 reverse stock split on our common stock and OP units effective on January 23, 2004.

(5)	As defined by NAREIT, FFO represents income (loss) before allocation to minority interest (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

Pro forma FFO for the year ended December 31, 2002 include charges incurred in the reorganization in connection with repaying debt including $1,885 in exit fees and $1,592 for the writeoff of unamortized loan costs, and includes a charge of $13,557 to writeoff goodwill associated with our retail home sales and insurance businesses. For more details see our consolidated financial statements for the year ended December 31, 2002, 2001 and 2000. Pro forma FFO for the nine months ended September 30, 2003 includes a charge of $1,385 for retail home sales asset impairment and other expense. For more details see our unaudited condensed consolidated financial statements as of September 30, 2003 and for the three and nine months ended September 30, 2003 and 2002. We expect to incur a charge of $10,600 (based on the mid-point of the range of prices indicated on the front cover of the common stock prospectus) prior to completion of our concurrent offerings related to the issuance of share awards to management and certain other employees, which is not included in pro forma FFO.

The following table presents the reconciliation of our loss before allocation to minority interest computed in accordance with GAAP to FFO.

	Pro Forma Nine Months Ended September 30, 2003	Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2002	Year Ended December 31,
		2003	2002		2002	2001	2000	1999	1998
	(in thousands)
Reconciliation of FFO:
Net loss before preferred stock dividend	$(11,508)	($26,837)	($12,740)	$(34,423)	($40,983)	($12,747)	($14,112)	($8,890)	($775)
Plus:
Depreciation and amortization	53,800	37,530	25,969	69,958	38,596	16,905	11,672	6,770	302
Income (loss) from discontinued operations		285	84		172	(370)	2	(78)
Depreciation from discontinued operations		295	379		488	574	549	88
Less:
Amortization of loan origination fees	(3,572)	(2,925)	(2,595)	(5,200)	(4,129)	(1,896)	(1,212)	(700)	(200)
Depreciation expense on furniture, equipment and vehicles	(1,100)	(1,100)	(609)	(1,019)	(1,019)	(237)	(181)	(100)	(20)
Minority interest portion of FFO reconciling items	(2,668)	(4,717)	(3,215)	(3,461)	(4,528)	(15)	(11)	(7)	—
FFO	34,952	$2,531	$7,273	25,855	($11,403)	$2,214	($3,293)	($2,917)	($693)
Less preferred stock dividend	(7,969)			(10,625)
FFO available to common stockholders	$26,983			$15,230

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated historical and pro forma financial statements and notes appearing elsewhere in this prospectus and the financial information set forth in the tables below. All amounts in the following discussions are in thousands except per share and homesite data.

Overview

We are a fully integrated, self-administered and self-managed equity REIT focused primarily on the acquisition, renovation, repositioning and operation of all-age manufactured home communities. Upon completion of our pending acquisition of 90 communities with approximately 26,000 homesites from Hometown America, L.L.C., we will be the largest owner and operator of manufactured home communities in the U.S. We also conduct certain complementary business activities focused on improving and maintaining occupancy in our communities, including the retail sale of manufactured homes, the financing of sales of manufactured homes and acting as agent in the sale of homeowners' insurance and other related insurance products. We conduct substantially all of our activities through our operating partnership, of which we are the sole general partner and in which we will hold a 94.6% ownership interest upon completion of our concurrent offerings.

Upon completion of the Hometown acquisition, we will own and operate a portfolio of 302 manufactured home communities with approximately 67,000 homesites and an occupancy rate of 81.5% as of September 30, 2003. These communities are located in 29 states and represent 70 markets across the U.S. Our five largest markets will be Dallas-Fort Worth, Texas, with 11.0% of total homesites; Atlanta, Georgia, with 7.6% of total homesites; Salt Lake City, Utah, with 5.0% of total homesites; the Front Range of Colorado, with 4.9% of total homesites; and Jacksonville, Florida, with 3.8% of total homesites. Completion of the Hometown acquisition is subject to satisfaction of various conditions, and we cannot assure that the Hometown acquisition will be completed. See "Risk Factors—Risks Related to the Hometown Acquisition."

Organizational History and 2002 Reorganization

Beginning in 1995, Mr. Jackson and Mr. Sprengle co-founded several companies under the name "Affordable Residential Communities" or "ARC" for the purpose of engaging in the business of acquiring, renovating, repositioning and operating manufactured home communities, as well as certain related businesses. These companies included three separate real property partnerships formed between 1995 and 1997 for the purpose of acquiring manufactured home communities, as well as Holdings, which was organized as the parent company for both the general partner of these three real property partnerships and the related retail home sales, insurance and other complementary businesses.

We were formed in July 1998 as a Maryland corporation for the purpose of acting as the investment vehicle for and a co-general partner with ARC LLC of our operating partnership, the fourth real property partnership organized and operated by our co-founders. Subsequently in May 2002, we completed the reorganization, in which we acquired the Limited Partnerships and all the other related businesses formerly owned by Holdings for total equity consideration consisting of 5.8 million shares of our common stock, 2.7 million OP units and approximately $113 million in cash. Each of our OP units issued in the reorganization was issued as part of a paired unit which includes 1.9268 shares of our special voting stock. Each of these paired units is exchangeable by its holder for cash or, at our election, one share of our common stock, and each paired unit entitles its holder to one vote on all matters submitted to a vote of our stockholders who have voting rights generally. As a result of the reorganization the businesses formerly conducted by Holdings and the Limited Partnerships are now conducted through subsidiaries of our operating partnership. At the time of the reorganization, we owned 90 manufactured home communities and 17,197 homesites, and as a result of the reorganization we acquired 107 manufactured home communities and 20,511 homesites from the Limited Partnerships.

In connection with the reorganization, we incurred fixed rate mortgage debt of $310.2 million and variable rate mortgage debt of $192.7 million, and, through a subsidiary which acts as a holding company for most of our property subsidiaries, we borrowed $75 million of a $150 million preferred interest. The proceeds of these financings were used to repay existing indebtedness, fund the cash portion of the consideration in the reorganization, pay fees and expenses related to the reorganization and provide cash to support our operations, including certain growth initiatives.

We accounted for our acquisition of the businesses and assets of Holdings and the Limited Partnerships using the purchase method of accounting and allocated the aggregate purchase price in the acquisition to the tangible and intangible assets and liabilities acquired based upon their fair values. Accordingly, our financial statements for the year ended December 31, 2002 include the results of operations of the businesses formerly conducted by Holdings and the Limited Partnerships for the period subsequent to May 2, 2002, and our financial statements for all periods prior to that time do not reflect any of the results of operations of these businesses.

Industry Trends and Outlook

Manufactured home community owners and operators currently are facing a challenging operating environment which we expect will continue for the foreseeable future. This environment has been characterized by, among other things, (i) an increase in repossessions and abandonments of manufactured homes resulting in an increase in bad debt expense, (ii) a shortage of available consumer financing for buyers of manufactured homes, (iii) weak overall economic conditions throughout the U.S., and (iv) a relatively low mortgage interest rate environment, providing a competitive advantage for financing purchases of entry-level site-built homes. We anticipate that demand for manufactured housing and the occupancy in manufactured home communities will improve if home mortgage interest rates return to higher historical levels, which should reduce the pricing differential between home mortgage interest rates and interest rates for financing manufactured homes.

The current operating environment in the manufactured housing industry has put downward pressure on occupancy in our communities and has negatively impacted our complementary businesses, particularly our stand-alone retail home sales business. We have responded by developing and implementing a number of programs and initiatives over the last 24 months to meet the challenges posed by this operating environment. These initiatives primarily are aimed at maintaining and improving occupancy and include our rental home program, which involves the acquisition, setup and preparation for leasing of approximately 6,000 rental homes in our communities as of September 30, 2003, excluding Hometown, and our in-community retail home sales and financing initiative, through which we are shifting our focus from sales of manufactured homes from stand-alone retail home sales dealerships to selling and financing lower cost homes to qualified purchasers in our communities. Other initiatives include our Hispanic marketing initiative, which is focused on marketing to the fastest growing segment of the U.S. population, and resident retention programs. Each of these initiatives are focused on maximizing occupancy, providing value to our residents and improving long-term stability and predictability of our revenue and cash flow. Through the proceeds of our concurrent offerings and our financing transactions and our revolving credit and consumer finance facilities, we expect to substantially increase our rental home program and our in-community retail home sales and financing initiative in the near term. These initiatives may be modified or curtailed, and new or different initiatives may be implemented, as industry conditions change and our operating strategy evolves to address future operating conditions and take advantage of future opportunities.

Restatement

We have restated our Consolidated Financial Statements as of September 30, 2003 and for the three and nine months ended September 30, 2003 and 2002 and as of and for the year ended December 31, 2002 to reduce the term of amortization of lease intangibles and customer relationships from 20 years to five years. As a result of the restatement, we increased our net loss for the three months ended September 30, 2003 from $6,446 to $6,793; our net loss for the three months ended September 30, 2002 from $5,269 to $5,832; our net loss for the nine months ended September 30, 2003 from $22,032 to $23,720; our net loss for the nine months ended September 30, 2002 from $11,730 to $12,668; and our net loss for the year ended December 31, 2002 from $39,334 to $40,834. These lease intangibles and customer relationships were acquired in 2002 and 2003 as a result of the reorganization and other acquisitions of communities. We originally amortized the in-place lease value and tenant relationships for communities acquired over the estimated life that a home remains in the community. However, we have determined that it is appropriate to change the amortization period to five years to match the estimated length of time that the homeowner remains in the community.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements in accordance with GAAP which require us to make certain estimates and assumptions that affect the recorded amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Note 1 to our consolidated financial statements as of and for the year ended December 31, 2002. We have summarized below those accounting policies that require our most difficult, subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Our management evaluates these estimates on an ongoing basis. These estimates are based on information currently available to management and on various other assumptions management believes are reasonable.

•	Acquisitions of real estate and intangible assets. When we acquire real estate properties, we allocate the components of these acquisitions using relative fair values determined based on certain estimates and assumptions. These estimates and assumptions impact the allocation of costs between land and different categories of land improvements as well as the amount of costs assigned to individual properties in multiple property acquisitions. These allocations impact the amount of depreciation expense and gains and losses recorded on future sales of communities, and therefore the net income or loss we report.

We determine the fair value of the tangible community assets we acquire (other than rental homes discussed below), including land, land improvements and buildings, by valuing the property as if it were vacant. We then allocate the "as-if-vacant" value to land, land improvements and buildings based on our determination of the relative fair values of these assets. We determine the as-if-vacant fair value of the real estate by considering the expected lease-up period for individual communities (based generally on vacancies in the surrounding market and lease-up history for the communities acquired), the expected lost rental revenue during the lease-up period (based on contractual rental rates), and expected move-in bonuses to tenants.

We value our acquired intangible assets in accordance with purchase accounting for acquisitions by allocating value to above and below market leases, in-place leases and customer relationships. We measure the aggregate value of acquired above and below market leases, in-place leases and customer relationships by the excess of the purchase price paid for a property (after adjusting the in-place leases to market) over the estimated fair value of the property as-if-vacant, as set forth above.

We also value the occupied rental homes we acquire as if they were vacant. We determine the as-if-vacant fair value of the manufactured homes by considering the expected lease-up period for the home (based on lease-up history for rental homes in that community) and the expected lost rental revenue during the lease-up period (based on contractual rental rates). We measure the aggregate value of the intangible assets related to rental homes, consisting of in-place leases and tenant relationships, by the purchase price paid for the rental homes (after adjusting in-place leases to market) less the estimated value of the property as-if-vacant.

•	Useful lives of assets. We determine the useful lives of our real estate assets (generally 30 years) and rental homes (generally ten years) based on historical and industry experience with the lives of those particular assets and experience with the timing of significant repairs and replacement of those assets. We have estimated the useful life of acquired community customer relationships as 5 years based on our experience with the period of time a resident lives in our community and industry experience generally with resident turnover. We have initially established the life of the rental home customer relationships as the term of the initial related lease. We will reassess this determination as we gain additional experience with lease renewals. The estimates of useful lives impact the amount of depreciation expense we report, and therefore the amount of net income or loss we report.
•	Impairment of real estate. We recognize an impairment loss on a real estate asset to be held and used in our operations if the asset's undiscounted expected future cash flows are less than its depreciated cost whenever events and circumstances indicate that the carrying value of the real estate asset may not be recoverable. We compute a real estate asset's undiscounted expected future cash flow using certain estimates and assumptions. We calculate the impairment loss as the difference between the asset's fair market value and its carrying value.
•	Impairment of intangible assets. We combine our intangible assets, which consist primarily of lease and customer intangibles with a definite life, with the related tangible assets (primarily consisting of real estate assets) at the lowest level for which cash flows are readily identifiable. Whenever events or circumstances indicate that the carrying amount of the asset group is not recoverable, the asset group is tested for recoverability. If the asset group is not recoverable from the undiscounted cash flows attributable to that asset group, an impairment loss is recognized as the difference between the carrying value of the asset group and the estimated fair value of the asset group.
•	Impairment of goodwill. We evaluate goodwill for potential impairment using capitalization rates and multiples of earnings to value our reporting units based on our experience in the industry and industry analyses provided by financial institutions. We perform this evaluation at least annually, and more frequently if events and circumstances warrant.
•	Allowance for receivables. We report receivables net of an allowance for receivables that we may not collect in the future. For receivables relating to community rents (owner and rental), we fully reserve amounts over 60 days past due and, in some cases, we fully reserve amounts currently due based on specific circumstances. For receivables relating to notes arising from the sale of manufactured homes, we reserve amounts currently in default and an estimate of those expected to go into default over the next year, taking into account the expected value of the manufactured home to which we would obtain title in foreclosure.
•	Inventory valuations. We value manufactured home inventory at the lower of cost or market value. Cost is based on the purchase price of the specific homes, reduced, as applicable, by dealer volume rebates earned from manufacturers when we purchased the homes. We base market value of inventory on estimated net realizable value.
•	Derivatives. We manage our exposure to interest rate risk through the use of cash flow hedges and recognize in earnings the ineffective portion of gains or losses associated with cash flow hedges immediately. We obtain values for the interest rate caps from financial institutions that market these instruments.

Results of Operations

Comparison of Three Months Ended September 30, 2003 to Three Months Ended September 30, 2002

Overview.    Our results for the three months ended September 30, 2003 as compared to the three months ended September 30, 2002 include the effects on our operations of the 14 community acquisitions we completed between July 1, 2002 and September 30, 2003.

Revenue.    Revenue for the three months ended September 30, 2003 was $43,241, as compared to $47,300 for the three months ended September 30, 2002, a decrease of $4,059, or 9%. This decrease was primarily due to a $7,537 decrease in other revenue consisting primarily of sales of manufactured homes partially offset by an increase of $3,478 in rental income. Following completion of our concurrent offerings and the financing transactions, we expect sales of manufactured homes to increase as we execute our in-community retail home sales and financing initiative. We have obtained a commitment from Merrill Lynch Mortgage Capital Inc., an affiliate of one of our lead underwriters, to provide a $250 million multi-year debt facility to fund a substantial expansion of our in-community retail home sales and financing initiative over the next 12 to 24 months. If we are not able to complete or maintain this debt facility, we do not expect to be able to fund this initiative.

Rental income increased by $3,478, consisting of $1,229 from community acquisitions and $2,249 from same communities and communities acquired in the reorganization. The increase in revenues for same communities and communities acquired in the reorganization consists of $1,837 from increased rental rates and $2,387 from increased home renter rental income, partially offset by a $1,975 decrease due to lower homeowner occupancy.

Property Operations Expenses.    Property operations expenses generally include costs incurred in connection with the day-to-day on-site operations of our community business. For the three months ended September 30, 2003, total property operations expenses were $12,219 as compared to $10,492 for the three months ended September 30, 2002, an increase of $1,727, or 16%. This increase was due to $1,389 from same communities and additional communities we acquired in the reorganization and $338 from other communities we acquired after January 1, 2002. The increase in same communities and communities we acquired in the reorganization was due primarily to the following: repairs and maintenance increased by $341, or 23%, primarily due to the larger rental home portfolio; salaries and benefits increased by $317, or 12%, due to increased staffing and, to a lesser extent, increases in wages and employee benefits; and bad debt expense increased $278, or 80%, as a result of increased tenant defaults caused by general economic conditions and reserves for rent owed by certain finance companies that own repossessed homes in our communities.

Real Estate Taxes Expense.    Real estate taxes expense for the three months ended September 30, 2003 was $2,588 compared to $2,000 for the three months ended September 30, 2002, an increase of $588, or 29%. The increase was due to $105 from other community acquisitions and $483 from same communities and communities we acquired in the reorganization as a result of a larger rental home portfolio and increased property tax assessments.

Cost of Manufactured Homes Sold.    The cost of manufactured homes sold was $5,082 for the three months ended September 30, 2003, as compared to $11,101 for the three months ended September 30, 2002, a decrease of $6,019, or 54%. The decrease resulted from 117 fewer manufactured home sales in the three months ended September 30, 2003. The gross margin on manufactured homes sold was 16.9% and 18.5% for the three months ended September 30, 2003 and 2002, respectively. We expect a further decline in the cost of manufactured homes sold in the near future. Following completion of our concurrent offerings and the financing transactions, we expect cost of manufactured homes sold to increase as sales of manufactured homes increase as we execute our in-community retail home sales and financing initiative. We expect the gross margin on sales of manufactured homes to decline in the near future but to remain slightly positive.

Retail Home Sales, Finance, Insurance and Other Operations Expenses.    Retail home sales, finance, insurance and other operations expenses generally include costs incurred in connection with the day-to-day on-site operations of our retail home sales business. For the three months ended September 30, 2003, total retail home sales, finance, insurance and other operations expenses were $2,090, as compared to $2,982 for the three months ended September 30, 2002, a decrease of $892, or 30%. This decrease was due primarily to cost reductions attributable to declining sales volume.

We expect a further decline in the retail home sales expenses in the near future as a result of our expected lower sales of manufactured homes and a lower cost structure as a result of eliminating the costs of maintaining stand-alone retail dealership locations. Following completion of our concurrent offerings and the financing transactions, we expect our costs will increase as a result of higher volume of sales as we execute our in-community retail home sales and financing initiative but to remain lower on a per unit basis as a result of the absence of the costs of the stand-alone retail dealership locations.

Property Management Expenses.    Property management expenses include costs for the management and marketing of our communities incurred by district management and support staff. Property management expense for the three months ended September 30, 2003 was $1,286, as compared to $998 for the three months ended September 30, 2002, an increase of $288, or 29%. The increase was due primarily to increased staffing at the district level.

General and Administrative Expenses.    General and administrative expenses generally include personnel and administrative costs of our corporate offices. General and administrative expense for the three months ended September 30, 2003 was $3,672, as compared to $2,880 for the three months ended September 30, 2002, an increase of $792, or 28%. The increase was due to a non-recurring credit of $291 against our insurance expenses in 2002, and, in 2003, to higher professional services expenses related primarily to our manufactured home acquisitions. As a percentage of total revenue, general and administrative expenses were 8% for the three months ended September 30, 2003, as compared to 6% for the three months ended September 30, 2002. We expect to incur a charge of $10,600 (based on the mid-point of the range of prices indicated on the front cover of the common stock prospectus) in 2004 related to issuance of restricted stock awards to management and certain other employees prior to completion of our concurrent offerings.

Interest Expense.    Interest expense for the three months ended September 30, 2003 was $14,481, as compared to $13,500 for the three months ended September 30, 2002, an increase of $981, or 7%.

The increase was due primarily to additional borrowings subsequent to June 30, 2002 of: $27,000 under the rental home credit facility, $40,000 under the preferred interest and $18,794 under the BFND credit facility. These increases were partially offset by lower interest rates on variable rate debt.

Depreciation and Amortization Expense.    Depreciation and amortization expense for the three months ended September 30, 2003, was $12,045, as compared to $10,501 for the three months ended September 30, 2002, an increase of $1,544, or 15%. The increase relates to community acquisitions and related capital improvements and rental home acquisitions.

Retail Home Sales Asset Impairment and Other Expense.    At the time of the reorganization, our retail home sales subsidiary was engaged in the retail sale of manufactured homes to third parties through 19 separate, stand-alone retail dealership locations in five states. Due to significant changes in the industry, particularly the shortage of consumer financing to support sales of manufactured homes, in late 2002 we began redirecting our retail home sales efforts away from a retail dealership presence and into an in-community presence focused exclusively on sales of homes in our communities. Our in-community retail home sales business will operate in conjunction with our consumer finance business through which we intend to provide credit to qualified buyers of homes in our communities.

During March 2003 we ceased operations at one of our stand-alone retail dealership locations, and during June 2003 we sold two of our retail locations, recording charges to reduce the carrying value of fixed assets to fair value.

As of July 1, 2003 we operated the remaining 16 separate, stand-alone dealership retail locations in five states. During the three months ended September 30, 2003 we substantially completed the redirection of our retail home sales efforts by selling eleven of our retail dealerships, ceasing operations in the remaining five retail dealerships and focusing entirely on in-community retail home sales activities in communities owned by us. In accordance with the terms we have with the buyers of the retail dealerships, we will continue to obtain certain benefits they receive from their inventory purchases, and we expect they will continue to refer new residents to our communities. With respect to four of the eleven stand-alone retail dealerships we sold, we will continue to hold and finance inventory at their retail dealership. With respect to the five retail dealerships we closed, we have relocated the inventory to nearby manufactured home communities we own.

In connection with these activities, we have recorded a charge of $1,385 to reduce the carrying value of fixed assets to fair value ($1,345) and to record the cost of remaining lease obligations at the retail dealerships we closed in the third quarter ($40).

Interest Income.    Interest income earned on notes receivable, cash and cash equivalents, restricted cash and loan reserves increased by $3 from $341 for the three months ended September 30, 2002 to $344 for the three months ended September 30, 2003.

Minority Interest.    Minority interest for the three months ended September 30, 2003 was $1,559 as compared to $943 for the three months ended September 30, 2002, an increase of $616, or 65%. This was due entirely to the larger net loss in 2003 versus 2002.

Discontinued Operations.    During the three months ended September 30, 2003 we sold the Sunrise Mesa community located in Apache Junction, Arizona. Accordingly, we have reflected its income from operations, gain on sale and related minority interest as discontinued operations.

For the three months ended September 30, 2003, income from discontinued operations totaled $46, as compared to $44 for the three months ended September 30, 2002, an increase of $2, or 5%. We recorded a gain of $3,333 on the sale of the community. We recorded minority interest on these results of $468 for the three months ended September 30, 2003 compared to $6 for the three months ended September 30, 2002.

Net Loss.    As a result of the foregoing, our net loss was $6,793 for the three months ended September 30, 2003, as compared to $5,832 for the three months ended September 30, 2002, an increase of $961. The increase was due primarily to $288 from property management expenses, $792 from general and administrative expenses, $981 from interest expense, $1,544 from depreciation and amortization expenses and $1,385 from retail home sales asset impairment and other expense, partially offset by a $537 increase in segment revenue less segment expenses, $616 from minority interest in loss and $2,873 from income and gain on sale of discontinued operations net of related minority interest.

Comparison of Nine Months Ended September 30, 2003 to Nine Months Ended September 30, 2002

Overview.    Our results for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002 include the operations of the 107 communities comprising 20,511 homesites and the retail home sales, insurance, consumer finance and other businesses we acquired in the reorganization for the entire nine month period ended September 30, 2003 and for approximately five months in the nine months ended September 30, 2002. In addition to the effects of the reorganization, our results in the nine month period ended September 30, 2003 also reflect the effects on our operations of the 22 community acquisitions we completed between January 1, 2002 and September 30, 2003.

Revenue.    Revenue for the nine months ended September 30, 2003 was $130,131 compared to $97,474 for the nine months ended September 30, 2002, an increase of $32,657, or 34%. This increase was due to an increase of $32,239 in rental income and an increase of $418 in other revenue consisting of sales of manufactured homes, utility and other income. Following completion of our concurrent offerings and the financing transactions, we expect sales of manufactured homes to increase as we execute our in-community retail home sales and financing initiative. We have obtained a commitment from Merrill Lynch Mortgage Capital Inc., an affiliate of one of our lead underwriters, to provide a $250 million multi-year debt facility to fund a substantial expansion of our in-community retail home sales and financing initiative over the next 12 to 24 months. If we are not able to complete or maintain this debt facility, we do not expect to be able to fund this initiative.

Rental income increased by $32,239, consisting of $23,447 from the communities acquired in the reorganization, $4,976 from other community acquisitions and $3,816 from same communities. The increase in same communities revenues consists of $2,554 from increased rental rates, $3,066 from home renter rental income partially offset by $1,804 from lower homeowner occupancy.

The increase in sales of manufactured homes, utility and other income of $418 is due to a $3,831 increase in utility and other income partially offset by a $3,413 decrease in sales of manufactured homes.

Property Operations Expenses.    For the nine months ended September 30, 2003, total property operations expenses were $34,705, as compared to $22,107 for the nine months ended September 30, 2002, an increase of $12,598, or 57%. The increase was due to increases in expenses of $8,678 resulting from inclusion of the results of communities we acquired in the reorganization, $2,489 from other community acquisitions and $1,431 from same communities. The increase on a same community basis was due primarily to the following: salaries and benefits increased by $485, or 15%, due to increased staffing and, to a lesser extent, increases in wages and employee benefits; bad debt expense increased $411, or 111%, as a result of increased tenant defaults caused by general economic conditions and reserves for rent owed by certain finance companies which own repossessed homes in our communities; and utility and repair and maintenance costs increased $290, or 4%, primarily due to the larger rental home portfolio.

Real Estate Taxes Expense.    Real estate taxes expense for the nine months ended September 30, 2003 was $7,756, as compared to $4,645 for the nine months ended September 30, 2002, an increase of $3,111, or 67%. The increase was due primarily to communities we acquired in the reorganization, other community acquisitions, an increase in our rental home portfolio and increased property tax assessments.

Cost of Manufactured Homes Sold.    The cost of manufactured homes sold was $15,871 for the nine months ended September 30, 2003 compared to $18,795 for the nine months ended September 30, 2002, a decrease of $2,924, or 16%. The decrease was due primarily to lower sales of manufactured homes in 2003 partially offset by the inclusion of the results of the retail home sales business we acquired in the reorganization for the entire nine month period in 2003. The gross margin in manufactured homes sold was 20.0% and 19.2% for the nine months ended September 30, 2003 and 2002, respectively. We expect a further decline in the cost of sales of manufactured homes in the near future. Following completion of our concurrent offerings and the financing transactions, we expect cost of manufactured homes sold to increase as sales of manufactured homes increase in conjunction with our in-community retail home sales and financing initiative.

Retail Home Sales, Finance, Insurance and Other Operations Expenses.    For the nine months ended September 30, 2003 total retail home sales, finance, insurance and other operations expenses were $6,560, as compared to $5,160 for the nine months ended September 30, 2002, an increase of $1,400, or 27%. This increase was due primarily to increases in expenses resulting from inclusion of results of the retail home sales business we acquired in the reorganization for the entire period in 2003 as compared to five months for 2002, partially offset by cost reductions due to declining sales volume.

We expect a further decline in the retail home sales expenses in the near future as a result of our expected lower sales of manufactured homes and a lower cost structure as a result of eliminating the costs of maintaining stand-alone retail stores. Following completion of our concurrent offerings and the financing transactions, we expect our costs will increase as a result of higher volume but will remain lower on a per unit basis as a result of the absence of the costs of the stand-alone retail stores.

Property Management Expenses.    Property management expense for the nine months ended September 30, 2003 was $3,854, as compared to $2,436 for the nine months ended September 30, 2002, an increase of $1,418, or 58%. The increase was due primarily to inclusion of the results of the communities we acquired in the reorganization for an entire nine month period in 2003 and increased staffing at the district level.

General and Administrative Expenses.    General and administrative expense for the nine months ended September 30, 2003, was $11,722, as compared to $8,243 for the nine months ended September 30, 2002, an increase of $3,479, or 42%. The increase was due primarily to the reorganization, a non-recurring credit of $291 against our insurance expenses in 2002, and, in 2003, to higher professional services expenses related primarily to our manufactured home acquisitions. As a percentage of total revenue, general and administrative expense was 9% for the nine months ended September 30, 2003, as compared to 8% for the nine months ended September 30, 2002. We expect to incur a charge of $10,600 (based upon the mid-point of the range of prices indicated on the front cover of the common stock prospectus) in 2004 related to issuance of restricted stock awards to management and certain other employees prior to completion of our concurrent offerings.

Interest Expense.    Interest expense for the nine months ended September 30, 2003 was $42,990, as compared to $25,735 for the nine months ended September 30, 2002, an increase of $17,255, or 67%. The increase was due primarily to: additional indebtedness acquired in the reorganization of $380,750, additional borrowings of $27,000 under the rental home credit facility, $40,000 under the preferred interest, $18,794 under the BFND credit facility, and $5,944 of indebtedness assumed in connection with community acquisitions. Such interest expense increases resulting from additional borrowings were partially offset by lower interest rates on variable rate debt.

Depreciation and Amortization Expense.    Depreciation and amortization expense for the nine months ended September 30, 2003 was $37,530, as compared to $25,969 for the nine months ended September 30, 2002, an increase of $11,561, or 45%. The increase relates to the reorganization, other community acquisitions, related capital improvements and rental home acquisitions. This was partially offset by the increase in depreciable lives of community improvements from 20 year to 30 years made in connection with the reorganization.

Retail Home Sales Asset Impairment and Other Expense.    At the time of the reorganization, our retail home sales subsidiary was engaged in the retail sale of manufactured homes to third parties through 19 separate, stand-alone retail dealership locations in five states. Due to significant changes in the industry, particularly the shortage of consumer financing to support sales of manufactured homes, beginning in late 2002 we redirected our retail home sales efforts away from a retail dealership presence and into an in-community presence focused exclusively on sales of homes in our communities. Our in-community retail home sales business will operate in conjunction with our consumer finance business through which we intend to provide credit to qualified buyers of homes in our communities.

During the nine months ended September 30, 2003 we substantially completed the redirection of our retail home sales efforts by selling eleven of our retail dealerships, ceasing operations in the remaining five retail dealerships and focusing entirely on in-community retail home sales activities in nearby communities owned by us. In accordance with the terms we have with the buyers of the retail dealerships, we will continue to obtain certain benefits they receive from their inventory purchases and we expect they will continue to refer new residents to our communities. With respect to four of the eleven stand-alone retail dealerships we sold, we will continue to hold and finance inventory at their retail dealership. With respect to five retail dealerships we closed, we have relocated the inventory to nearby manufactured home communities we own.

In connection with these activities, we have recorded a charge of $1,385 to reduce the fixed assets to fair value ($1,345) and to record the cost of remaining lease obligations at the retail dealerships we closed in the third quarter ($40).

Interest income.    Interest income earned on notes receivable, cash and cash equivalents, restricted cash and loan reserves increased by $265 from $829 for the nine months ended September 30, 2002 to $1,094 for the nine months ended September 30, 2003

Minority Interest.    Minority interest for the nine months ended September 30, 2003 was $4,311 as compared to $2,047 for the nine months ended September 30, 2002, an increase of $2,264, or 111%. The increase was primarily due to the reorganization in which our OP unit holders received an effective 13.9% ownership interest as of May 2, 2002, and to the larger net loss recorded in 2003 versus 2002.

Discontinued Operations.    During the nine months ended September 30, 2003 we sold the Sunrise Mesa community located in Apache Junction, Arizona. Accordingly, we have reflected its income from operations, gain on sale and related minority interest as discontinued operations for all periods presented.

For the nine months ended September 30, 2003, income from discontinued operations totaled $285, as compared to $84 for the nine months ended September 30, 2002, an increase of $201, or 239%. We recorded a gain of $3,333 on the sale of the community. We recorded minority interest on these results of $501 for the nine months ended September 30, 2003 compared to $12 for the nine months ended September 30, 2002, an increase of $489.

Net Loss.    As a result of the foregoing, our net loss was $23,720 for the nine months ended September 30, 2003, as compared to $12,668 for the nine months ended September 30, 2002, an increase of $11,052. The increase was due to $1,418 from property management expenses, $3,479 from general and administrative expenses, $17,255 from interest expense, $11,561 from depreciation and amortization expenses and $1,385 from retail home sales asset impairment and other expense partially offset by a $18,472 increase in segment revenue less segment expenses, $2,264 from minority interest in loss and $3,045 from income and gain on sale of discontinued operations net of related minority interest.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Overview.    Our results for the year ended December 31, 2002, as compared to the year ended December 31, 2001, include the operations of the 107 communities comprising 20,511 homesites and the retail home sales, insurance, consumer finance and other businesses we acquired in the reorganization for eight months in the year ended December 31, 2002. In addition to the effects of the reorganization, our results in the year ended December 31, 2002 also reflect the effects on our operations of the 19 and 20 individual community acquisitions we completed in 2002 and 2001, respectively.

Revenue.    Revenue for the year ended December 31, 2002 was $141,445 compared to $43,612 for the year ended December 31, 2001, an increase of $97,833, or 224%. This increase was due to an increase of $56,866 in rental income and an increase of $40,967 in other revenue consisting of sales of manufactured homes, utility income and other income.

Rental income increased by $56,866, consisting of $37,698 from the communities acquired in the reorganization, $14,204 from other community acquisitions and $4,964 from same communities. The increase in same communities revenues consists of $1,831 from increased rental rates and $3,524 from home renter rental income partially offset by $391 from lower occupancy.

The increase in other income of $40,967 was due to a $31,942 increase in sales of manufactured homes acquired in the reorganization, and a $9,025 increase in utility and other income primarily as a result of the reorganization.

Property Operations Expenses.    For the year ended December 31, 2002, property operations expenses were $35,467 compared to $13,090 for the year ended December 31, 2001, an increase of $22,377, or 171%. The increase was due primarily to increases in expenses of $14,754 resulting from the inclusion of the results of the communities acquired in the reorganization, which was completed on May 2, 2002, $4,850 in expenses from other community acquisitions, and increases of $2,773 from same communities. The increase on a same community basis was due primarily to the following: salaries and benefits for 2002 increased by $346, or 12% over 2001 due to increased staffing and to a lesser extent increases in wages and costs to provide employee benefits; bad debt expense increased $287, or 113% over 2001 as a result of increased tenant delinquencies caused by general economic conditions and reserves for rent owed by certain finance companies which own repossessed homes in our communities; and insurance, utility, and repairs and maintenance costs increased $1,473 primarily as a result of the larger rental home portfolio in 2002.

Real Estate Taxes Expense.    Real estate taxes expense for the year ended December 31, 2002, was $6,969 compared to $2,738 for the year ended December 31, 2001, an increase of $4,231, or 155%. The increase was due primarily to the reorganization and other community acquisitions of $4,206.

Cost of Manufactured Homes Sold.    The cost of manufactured homes sold was $25,826 for the year ended 2002 due to our acquisition of the retail home sales business as part of the reorganization. The gross margin on manufactured homes sold was 19% for the year ended December 31, 2002.

Retail Home Sales, Finance, Insurance and Other Operations Expenses.    For the year ended December 31, 2002, total retail home sales, finance, insurance and other operations expenses were $8,597 due the inclusion of the results of the retail home sales business acquired in the reorganization.

Property Management Expenses.    Property management expense for the year ended December 31, 2002, was $4,105 compared to $2,491 for the year ended December 31, 2001, an increase of $1,614, or 65%. The increase was due primarily to inclusion of the results of the communities we acquired in the reorganization, which we completed on May 2, 2002.

General and Administrative Expenses.    General and administrative expense for the year ended December 31, 2002, was $13,088 compared to $9,047 for the year ended December 31, 2001, an increase of $4,041, or 45%. The increase is primarily due to the reorganization. As a percentage of total revenue, general and administrative expenses were 9% for the year ended December 31, 2002 as compared to 21% for the year ended December 31, 2001.

Interest Expense.    Interest expense for the year ended December 31, 2002 was $43,887 compared to $14,972 for the year ended December 31, 2001, an increase of $28,915, or 193%. The increase was due primarily to additional indebtedness acquired in the reorganization of $380,750. Interest expense was partially offset by lower interest rates on variable rate debt. Interest expense for the year ended December 31, 2002 includes $1,561 for the loss in value of the interest rate caps purchased in the reorganization and $1,885 in exit fees for debt that was repaid in the reorganization.

Depreciation and Amortization Expense.    Depreciation and amortization expense for the year ended December 31, 2002, was $38,596 compared to $16,905 for the year ended December 31, 2001, an increase of $21,691, or 128%. The increase relates to the reorganization, other community acquisitions, related capital improvements and rental home acquisitions. This was partially offset by the effect of the increase in depreciable lives of community improvements from 20 years to 30 years made in connection with the reorganization. Amortization expense for the year ended December 31, 2002 includes $1,592 of charges incurred in the reorganization to write off previously incurred costs on debt that was repaid.

Impairment of Goodwill.    At December 31, 2002 we analyzed the value assigned to goodwill in our real estate segment by applying a market capitalization rate to net operating income and to goodwill in our retail home sales, finance and insurance operations by applying market multiples to earnings before interest, taxes, depreciation and amortization. As a result of this analysis, no impairment charge was recorded for our community operations in 2002, and we recorded an impairment of goodwill in the retail home sales, finance and insurance operations of $13,557. The impairment for the retail home sales and finance operations arose from a deterioration of its operating performance subsequent to the reorganization due to lower projected sales volumes caused by adverse market conditions of the manufactured home sales industry as a whole, the related finance industry, and the market for manufactured home sales businesses. The impairment for the insurance operation arose because the insurance operation derives the majority of its revenue from the retail home sales and finance operations.

Interest Income.    Interest income earned on notes receivable, cash and cash equivalents, restricted cash and loan reserves decreased by $1,481 or 52% from $2,871 for the year ended December 31, 2001 to $1,390 for the year ended December 31, 2002 primarily due to lower market interest rates which reduced interest earned on deposits and notes receivable.

Minority Interest.    Minority interest for the year ended December 31, 2002 was $6,274 as compared to $13 for the year ended December 31, 2001. The increase was primarily due to the reorganization in which our OP unit holders received an effective 13.9% ownership interest as of May 2, 2002.

Net Loss.    As a result of the foregoing, our net loss was $40,834 for the year ended December 31, 2002, as compared to $13,117 for the year ended December 31, 2001, an increase of $27,717. The increase was primarily due to $1,614 from property management expenses, $4,041 from general and administrative expenses, $28,915 from interest expense, $21,691 from depreciation and amortization expenses and $13,557 from the impairment of goodwill in the retail home sales, finance and insurance operations partially offset by a $36,802 increase in segment revenue less segment expenses, $6,261 from minority interest in loss before allocation to minority interest and $519 from income on discontinued operations net of related minority interest.

Comparison of Year Ended December 31, 2001 to the Year Ended December 31, 2000

Overview.    Our results for the year ended December 31, 2001, as compared to the year ended December 31, 2000, principally reflect the effects of our operations of the 19 and 22 individual community acquisitions we completed in 2001 and 2000, respectively.

Revenue.    Revenue for the year ended December 31, 2001 was $43,612 as compared to $29,302 for the year ended December 31, 2000, an increase of $14,310, or 49%. This increase was due to an increase of $13,022 in rental income and an increase of $1,288 in other revenue consisting of utility income and other income.

Rental income increased by $13,022, consisting of $10,640 from community acquisitions and $2,382 from same communities. The increase in same communities revenue consists of $1,665 from increased rental rates, $383 from rental home income and $334 from higher occupancy.

The increase in utility and other income of $1,288 was due to an increase in utility and other income.

Property Operations Expenses.    For the year ended December 31, 2001, property operations expenses were $13,090 compared to $8,318 for the year ended December 31, 2000, an increase of $4,772, or 57%. This increase was due primarily to community acquisitions that increased property operations expense in 2001 by approximately $4,640.

Real Estate Taxes Expense.    Real estate taxes expense for the year ended December 31, 2001, was $2,738 compared to $1,718 for the year ended December 31, 2000, an increase of $1,020, or 59%. The increase was due primarily to community acquisitions and to a lesser extent increases in assessed property values at certain communities and purchases of rental homes. Community acquisitions increased real estate taxes expense by approximately $976.

Property Management Expenses.    Property management expense for the year ended December 31, 2001, was $2,491 compared to $2,436 for the year ended December 31, 2000, an increase of $55, or 2%. The increase was due primarily to community acquisitions.

General and Administrative Expenses.    General and administrative expense for the year ended December 31, 2001, was $9,047 compared to $7,173 for the year ended December 31, 2000, an increase of $1,874, or 26%. The increase resulted from costs incurred to support community acquisitions and related capital expenditures and repairs and maintenance activities.

Interest Expense.    Interest expense for the year ended December 31, 2001, was $14,972 compared to $14,279 for the year ended December 31, 2000, an increase of $693, or 5%. The increase was due primarily to additional borrowings to fund acquisitions and capital expenditure improvements in 2001 partially offset by lower interest rates on variable rate debt.

Depreciation and Amortization Expense.    Depreciation and amortization expense for the year ended December 31, 2001, was $16,905 compared to $11,672 for the year ended December 31, 2000, an increase of $5,233, or 45%. The increase relates to community acquisitions and related capital improvements and rental home acquisitions.

Interest Income.    Interest income earned on notes receivable, cash and cash equivalents, restricted cash and loan reserves increased by $703, or 32%, from $2,168 for the year ended December 31, 2000 to $2,871 for the year ended December 31, 2001 due primarily to higher average invested funds during 2001 compared to 2000.

Minority Interest.    Minority interest for the year ended December 31, 2001 was $13 as compared to $14 for the year ended December 31, 2000, reflecting a small position held by our affiliates in both periods.

Net Loss.    As a result of the foregoing, our net loss was $13,117 for the year ended December 31, 2001, as compared to $14,110 for the year ended December 31, 2000, a decrease of $993. The decrease in net loss was primarily due to a $8,518 increase in segment revenue less segment expenses, offset by an increase in expenses of $55 from property management expenses, $1,874 from general and administrative expenses, $693 from interest expense, $5,233 from depreciation and amortization expenses, $1 from minority interest in loss before allocation to minority interest and $372 from income on discontinued operations.

Same ARC Partnership Communities

The following tables present certain information relative to our real estate segment as of and for the three months ended September 30, 2003 and 2002 on a historical, "Same Communities" and "Same ARC Partnership Communities" basis. "Same Communities" reflects information for all communities owned by us at both January 1, 2002 and September 30, 2003. "Same Communities" does not include the 107 communities comprising 20,511 homesites that we acquired in the reorganization. "Same ARC Partnership Communities" reflects information for all communities that, as of January 1, 2002 and September 30, 2003, were owned by us or by one of the Limited Partnerships which we acquired in the reorganization on May 2, 2002.

The "Same ARC Partnership Communities" information essentially reflects a same-store presentation for substantially all the communities we own as if the reorganization had occurred at the beginning of the periods for which the "Same ARC Partnership Communities" information is presented. Our management believes that this presentation of financial and other information on a "Same ARC Partnership Communities" basis provides a meaningful period-over-period comparison of the actual performance of the manufactured home communities that comprise our portfolio that is not included in our historical financial statements because the results of operations of the Limited Partnerships were not combined with our results of operations prior to the reorganization in May 2002. For all periods presented on a "Same ARC Partnership Communities" basis, our management team managed each of the Limited Partnerships through a subsidiary of Holdings and held non-controlling ownership interests in Holdings. Therefore all the communities that comprise our portfolio were under the operational control of the same management for all periods presented. Our management operated these communities as a single portfolio to achieve operational efficiencies. Management uses this information in operating its business and believes that the "Same ARC Partnership Communities" information provides more complete historical information for the communities comprising our portfolio than is provided by the "Same Communities" information because the "Same ARC Partnership Communities" reflects information for a substantially larger portion of the communities and homesites we presently own.

	Same ARC Partnership Communities (1) (5)		Same Communities (5)		Real Estate Segment (5)
	2003	2002	2003	2002	2003	2002
For the three months ended September 30:
Average total homesites	36,558	36,450	16,006	15,932	40,300	38,395
Average total rental homes	5,224	3,821	1,872	1,469	5,535	3,876
Average occupied homesites — homeowners	27,549	29,942	12,898	13,670	29,872	31,405
Average occupied homesites — rental homes	4,372	2,749	1,561	1,153	4,614	2,757
Average total occupied homesites	31,921	32,691	14,459	14,823	34,486	34,162
Average occupancy — rental homes	83.7%	71.9%	83.4%	78.5%	83.4%	71.1%
Average occupancy — total	87.3%	89.7%	90.3%	93.0%	85.6%	89.0%
For the three months ended September 30:
Real estate revenue
Homeowner rental income	$22,680	$22,913	$11,993	$11,985	$24,550	$24,095
Home renter rental income	7,798	5,411	2,915	2,327	8,431	5,494
Other	53	(42)	38	(1)	44	(42)
Rental income	30,531	28,282	14,946	14,311	33,025	29,547
Utility and other income	3,348	2,939	1,606	1,363	3,689	3,100
Total real estate revenue	33,879	31,221	16,552	15,674	36,714	32,647
Real estate expenses
Property operations expenses	11,072	9,683	5,017	4,535	12,219	10,492
Real estate taxes	2,343	1,860	1,098	943	2,588	2,000
Total real estate expenses	13,415	11,543	6,115	5,478	14,807	12,492
Average monthly real estate revenue per total occupied homesite (2)	$354	$318	$382	$353	$355	$319
Average monthly homeowner rental income per homeowner occupied homesite (3)	$274	$255	$310	$292	$274	$256
Average monthly real estate revenue per total homesite (4)	$309	$286	$345	$328	$304	$283
As of September 30:
Total communities owned	190	190	83	83	212	206
Total homesites	36,558	36,459	16,006	15,941	40,435	38,953
Occupied homesites	31,703	32,799	14,375	14,832	34,282	34,730
Total rental homes owned	5,557	4,328	1,995	1,586	6,003	4,441
Occupied rental homes	4,519	3,073	1,603	1,235	4,843	3,086

(1)	Real estate revenue and real estate expenses for "Same ARC Partnership Communities" reconcile to real estate revenues and real estate expenses for "Same Communities" as follows:

	Same Communities		Communities Acquired in the Reorganization (a)		Same ARC Partnership Communities
	2003	2002	2003	2002	2003	2002
For the three months ended September 30:
Real estate revenue
Homeowner rental income	$11,993	$11,985	$10,687	$10,928	$22,680	$22,913
Home renter rental income	2,915	2,327	4,883	3,084	7,798	5,411
Other	38	(1)	15	(41)	53	(42)
Rental income	14,946	14,311	15,585	13,971	30,531	28,282
Utility and other income	1,606	1,363	1,742	1,576	3,348	2,939
Total real estate revenue	16,552	15,674	17,327	15,547	33,879	31,221
Real estate expenses
Property operations expenses	5,017	4,535	6,055	5,148	11,072	9,683
Real estate taxes	1,098	943	1,245	917	2,343	1,860
Total real estate expenses	6,115	5,478	7,300	6,065	13,415	11,543

(a)	Represents communities owned at both January 1, 2002 and September 30, 2003 by the Limited Partnerships we acquired in the reorganization on May 2, 2002.
(2)	Average monthly real estate revenue per total occupied homesite is defined as total real estate revenue divided by average total occupied homesites divided by the number of months in the period.
(3)	Average monthly homeowner rental income per homeowner occupied homesite is defined as homeowner rental income divided by average homeowner occupied homesites divided by the number of months in the period.
(4)	Average monthly real estate revenue per total homesite is defined as total real estate revenue divided by average total homesites divided by the number of months in the period.
(5)	Real estate revenue, real estate expenses and homesite data exclude discontinued operations related to our Sunrise Mesa community, which we sold in September 2003.

The following tables present certain information relative to our real estate segment as of and for the nine months ended September 30, 2003 and 2002 on a historical, "Same Communities" and "Same ARC Partnership Communities" basis. "Same Communities" reflects information for all communities owned by us at both January 1, 2002 and September 30, 2003. "Same ARC Partnership Communities" reflects information for all communities that, as of January 1, 2002 and September 30, 2003, were owned by us or by one of the Limited Partnerships which we acquired in the reorganization on May 2, 2002.

	Same ARC Partnership Communities (1) (5)		Same Communities (5)		Real Estate Segment (5)
	2003	2002	2003	2002	2003	2002
For the nine months ended September 30:
Average total homesites	36,526	36,447	15,983	15,929	40,076	27,302
Average total rental homes	4,904	3,004	1,753	1,247	5,161	2,323
Average occupied homesites — homeowners	28,164	30,252	13,111	13,762	30,419	23,739
Average occupied homesites — rental homes	4,021	2,143	1,465	890	4,204	1,739
Average total occupied homesites	32,185	32,395	14,576	14,652	34,623	25,478
Average occupancy — rental homes	82.0%	71.3%	83.6%	71.4%	81.5%	74.9%
Average occupancy — total	88.1%	88.9%	91.2%	92.0%	86.4%	93.3%
For the nine months ended September 30:
Real estate revenue
Homeowner rental income	$68,916	$68,307	$36,273	$35,631	$74,511	$57,526
Home renter rental income	22,129	13,091	8,465	5,399	23,513	8,492
Other	106	(272)	101	(7)	107	(126)
Rental income	91,151	81,126	44,839	41,023	98,131	65,892
Utility and other income	9,730	8,426	4,574	3,820	10,620	6,576
Total real estate revenue	100,881	89,552	49,413	44,843	108,751	72,468
Real estate expenses
Property operations expenses	31,420	27,516	14,088	12,657	34,705	22,107
Real estate taxes	7,109	5,647	3,430	2,694	7,756	4,645
Total real estate expenses	38,529	33,163	17,518	15,351	42,461	26,752
Average monthly real estate revenue per total occupied homesite (2)	$348	$307	$377	$340	$349	$316
Average monthly homeowner rental income per homeowner occupied homesite (3)	$272	$251	$307	$288	$272	$269
Average monthly real estate revenue per total homesite (4)	$307	$273	$344	$313	$302	$295
As of September 30:
Total communities owned	190	190	83	83	212	206
Total homesites	36,558	36,459	16,006	15,941	40,435	38,953
Occupied homesites	31,703	32,799	14,375	14,832	34,282	34,730
Total rental homes owned	5,557	4,328	1,995	1,586	6,003	4,441
Occupied rental homes	4,519	3,073	1,603	1,235	4,843	3,086

(1)	Real estate revenue and real estate expenses for "Same ARC Partnership Communities" reconcile to real estate revenue and real estate expenses for "Same Communities" as follows:

	Same Communities		Communities Acquired in the Reorganization (a)		Same ARC Partnership Communities
	2003	2002	2003	2002	2003	2002
For the nine months ended September 30:
Real estate revenue
Homeowner rental income	$36,273	$35,631	$32,643	$32,676	$68,916	$68,307
Home renter rental income	8,465	5,399	13,664	7,692	22,129	13,091
Other	101	(7)	5	(265)	106	(272)
Rental income	44,839	41,023	46,312	40,103	91,151	81,126
Utility and other income	4,574	3,820	5,156	4,606	9,730	8,426
Total real estate revenue	49,413	44,843	51,468	44,709	100,881	89,552
Real estate expenses
Property operations expenses	14,088	12,657	17,332	14,859	31,420	27,516
Real estate taxes	3,430	2,694	3,679	2,953	7,109	5,647
Total real estate expenses	17,518	15,351	21,011	17,812	38,529	33,163

(a)	Represents the communities owned at both January 1, 2002 and September 30, 2003 by the Limited Partnerships we acquired in the reorganization on May 2, 2002.
(2)	Average monthly real estate revenue per total occupied homesite is defined as total real estate revenue divided by average total occupied homesites divided by the number of months in the period.
(3)	Average monthly homeowner rental income per homeowner occupied homesite is defined as homeowner rental income divided by average homeowner occupied homesites divided by the number of months in the period.
(4)	Average monthly real estate revenue per total homesite is defined as total real estate revenue divided by average total homesites divided by the number of months in the period.
(5)	Real estate revenue, real estate expenses and homesite data exclude discontinued operations related to our Sunrise Mesa community, which we sold in September 2003.

The following tables present certain information relative to our real estate segment as of and for the years ended December 31, 2002 and 2001 on a historical, "Same Communities" and "Same ARC Partnership Communities" basis. "Same Communities" reflects information for those communities owned by us at both January 1, 2001 and December 31, 2002. "Same ARC Partnership Communities" reflects information for all communities that, as of January 1, 2001 and December 31, 2002, were owned by us or by one of the Limited Partnerships which we acquired in the reorganization on May 2, 2002.

	Same ARC Partnership Communities (1) (5)		Same Communities (5)		Real Estate Segment (5)
	2002	2001	2002	2001	2002	2001
For the year ended December 31:
Average total homesites	32,127	32,118	11,851	11,838	30,005	13,437
Average total rental homes	2,943	944	985	270	2,874	283
Average occupied homesites — homeowners	26,286	26,914	10,171	10,286	25,735	11,678
Average occupied homesites — rental homes	2,152	689	754	205	2,041	206
Average total occupied homesites	28,438	27,603	10,925	10,491	27,776	11,884
Average occupancy — rental homes	73.1%	73.0%	76.5%	75.9%	71.0%	72.8%
Average occupancy — total	88.5%	85.9%	92.2%	88.6%	92.6%	88.4%
For the year ended December 31:
Real estate revenue
Homeowner rental income	$77,414	$74,101	$34,538	$33,096	$80,164	$37,432
Home renter rental income	17,436	9,058	5,829	2,305	16,900	2,623
Other	(281)	(679)	11	13	(152)	(9)
Rental income	94,569	82,480	40,378	35,414	96,912	40,046
Utility and other income	10,055	9,392	4,028	3,500	9,577	3,566
Total real estate revenue (1)	104,624	91,872	44,406	38,914	106,489	43,612
Real estate expenses
Property operations expenses	35,264	27,716	13,378	10,605	35,467	13,090
Real estate taxes	5,957	5,691	2,079	2,054	6,969	2,738
Total real estate expenses	41,221	33,407	15,457	12,659	42,436	15,828
Average monthly real estate revenue per total occupied homesite (2)	$307	$277	$339	$309	$319	$306
Average monthly homeowner rental income per homeowner occupied homesite (3)	$245	$229	$283	$268	$260	$267
Average monthly real estate revenue per total homesite (4)	$271	$238	$312	$274	$296	$270
As of December 31:
Total communities owned	169	169	63	63	209	83
Total homesites	32,137	32,118	11,861	11,861	39,704	15,941
Occupied homesites	28,382	27,795	10,886	10,635	34,603	14,463
Total rental homes owned	4,115	1,603	1,197	609	4,756	705
Occupied rental homes	3,062	1,170	941	463	3,536	508

(1)	Real estate revenue, and real estate expenses for "Same ARC Partnership Communities" reconcile to real estate revenues and real estate expenses for "Same Communities" as follows:

	Same Communities		Communities Acquired in the Reorganization (a)		Same ARC Partnership Communities
	2002	2001	2002	2001	2002	2001
For the year ended December 31:
Real estate revenue
Homeowner rental income	$34,538	$33,096	$42,876	$41,005	$77,414	$74,101
Home renter rental income	5,829	2,305	11,607	6,753	17,436	9,058
Other	11	13	(292)	(692)	(281)	(679)
Rental income	40,378	35,414	54,191	47,066	94,569	82,480
Utility and other income	4,028	3,500	6,027	5,892	10,055	9,392
Total real estate revenue	44,406	38,914	60,218	52,958	104,624	91,872
Real estate expenses
Property operations expenses	13,378	10,605	21,886	17,111	35,264	27,716
Real estate taxes	2,079	2,054	3,878	3,637	5,957	5,691
Total real estate expenses	15,457	12,659	25,764	20,748	41,221	33,407

(a)	Represents the communities owned at both January 1, 2001 and December 31, 2002 by the Limited Partnerships we acquired in the reorganization on May 2, 2002.
(2)	Average monthly real estate revenue per total occupied homesite is defined as total real estate revenue divided by average total occupied homesites divided by the number of months in the period.
(3)	Average monthly homeowner rental income per homeowner occupied homesite is defined as homeowner rental income divided by average homeowner occupied homesites divided by the number of months in the period.
(4)	Average monthly real estate revenue per total homesite is defined as total real estate revenue divided by average total homesites divided by the number of months in the period.
(5)	Real estate revenue, real estate expenses and homesite data exclude discontinued operations related to our Sunrise Mesa community, which we sold in September 2003.

The following tables present certain information relative to our real estate segment as of and for the years ended December 31, 2001 and 2000 on a historical, "Same Communities" and "Same ARC Partnership Communities" basis. "Same Communities" reflects information for all communities owned by us at both January 1, 2000 and December 31, 2001. "Same ARC Partnership Communities" reflects information for all communities that, as of January 1, 2000 and December 31, 2001, were owned by us or by one of the Limited Partnerships which we acquired in the reorganization on May 2, 2002.

	Same ARC Partnership Communities (2) (6)		Same Communities (6)		Real Estate Segment (6)
	2001	2000	2001	2000	2001	2000
For the year ended December 31:
Average total homesites	26,222	26,222	8,281	8,281	13,437	10,103
Average total rental homes (1)	—	—	—	—	283	—
Average occupied homesites — homeowners	22,414	22,255	7,351	7,252	11,678	8,830
Average occupied homesites — rental homes (1)	—	—	—	—	206	—
Average total occupied homesites	22,414	22,255	7,351	7,252	11,884	8,830
Average occupancy — rental homes (1)	—	—	—	—	72.8%	—
Average occupancy — total	85.5%	84.9%	88.8%	87.6%	88.4%	87.4%
For the year ended December 31:
Real estate revenue
Homeowner rental income	$64,458	$61,229	$24,976	$23,282	$37,432	$27,583
Home renter rental income (1)	2,127	—	383	—	2,623	—
Other	(1,028)	(2,216)	(189)	(494)	(9)	(559)
Rental income	65,557	59,013	25,170	22,788	40,046	27,024
Utility and other income	7,923	7,827	2,301	2,315	3,566	2,278
Total real estate revenue	73,480	66,840	27,471	25,103	43,612	29,302
Real estate expenses
Property operations expenses	22,098	22,087	6,876	6,744	13,090	8,318
Real estate taxes	4,501	4,533	1,552	1,508	2,738	1,718
Total real estate expenses	26,599	26,620	8,428	8,252	15,828	10,036
Average monthly real estate revenue per total occupied homesite (3)	$273	$250	$311	$288	$306	$277
Average monthly homeowner rental income per homeowner occupied homesite (4)	$240	$229	$283	$268	$267	$260
Average monthly real estate revenue per total homesite (5)	$234	$212	$276	$253	$270	$242
As of December 31:
Total communities owned	118	118	41	41	83	63
Total homesites	26,222	26,222	8,285	8,285	15,941	11,861
Occupied homesites	22,509	22,486	7,447	7,359	14,463	10,520
Total rental homes owned (1)	—	—	—	—	705	—
Occupied rental homes (1)	—	—	—	—	508	—

(1)	Data for our rental home program for 2000 does not exist as we did not begin detailed tracking of that data until 2001. Rental income from our rental home program in 2000, which was not material, is included in "Homeowner rental income".
(2)	Real estate revenue, and real estate expenses for "Same ARC Partnership Communities" reconcile to real estate revenues and real estate expenses for "Same Communities" as follows:

	Same Communities		Communities Acquired in the Reorganization (a)		Same ARC Partnership Communities
	2001	2000	2001	2000	2001	2000
For the year ended December 31:
Real estate revenue
Homeowner rental income	$24,976	$23,282	$39,482	$37,947	$64,458	$61,229
Home renter rental income	383	—	1,744	—	2,127	—
Other	(189)	(494)	(839)	(1,722)	(1,028)	(2,216)
Rental income	25,170	22,788	40,387	36,225	65,557	59,013
Utility and other income	2,301	2,315	5,622	5,512	7,923	7,827
Total real estate revenue	27,471	25,103	46,009	41,737	73,480	66,840
Real estate expense
Property operations expenses	6,876	6,744	15,222	15,343	22,098	22,087
Real estate taxes	1,552	1,508	2,949	3,025	4,501	4,533
Total real estate expenses	8,428	8,252	18,171	18,368	26,599	26,620

(a)	Represents the communities owned at both January 1, 2000 December 31, 2001 by the Limited Partnerships we acquired in the reorganization on May 2, 2002.
(3)	Average monthly real estate revenue per total occupied homesite is defined as total real estate revenue divided by average total occupied homesites divided by the number of months in the period.
(4)	Average monthly homeowner rental income per homeowner occupied homesite is defined as homeowner rental income divided by average homeowner occupied homesites divided by the number of months in the period.
(5)	Average monthly real estate revenue per total homesite is defined as total real estate revenue divided by average total homesites divided by the number of months in the period.
(6)	Real estate revenue, real estate expenses and homesite data exclude discontinued operations related to our Sunrise Mesa community, which we sold in September 2003.

Same ARC Partnership Communities – Comparison of Three Months Ended September 30, 2003 to Three Months Ended September 30, 2002

Real Estate Revenue.    Total revenue for same ARC partnership communities increased $2,658 from $31,221 to $33,879. The increase was due to a $2,249 increase in rental income and an increase of $409 in utility and other income. Total rental income for same ARC partnership communities increased 8% from $28,282 to $30,531. This increase in total rental income reflects a 7% increase in average monthly homeowner rental income per homeowner occupied homesite and a 59% increase in the average number of occupied rental homes, from 2,749 to 4,372, which was offset by an 8% decline in average homeowner occupied home sites. Our average total rental homes increased from 3,821 to 5,224 and average occupancy of our rental homes increased from 72% to 84%. Utility and other income increased 14% from $2,939 to $3,348. This was primarily due to increases in late fee income of $304 and utility income of $121.

Real Estate Expenses.    Property operations expenses and real estate taxes increased by 16%, from $11,543 to $13,415, primarily due to increases in provisions for uncollectible rents and higher insurance, property taxes and repair and maintenance expenses related mainly to the increased number of rental homes.

Same ARC Partnership Communities – Comparison of Nine Months Ended September 30, 2003 to Nine Months Ended September 30, 2002

Real Estate Revenue.    Total revenue for same ARC partnership communities increased $11,329 from $89,552 to $100,881. The increase was due to a $10,025 increase in rental income and an increase of $1,304 in utility and other income. Total rental income for same ARC partnership communities increased 12% from $81,126 to $91,151. The increase in total rental income reflects an 8% increase in average monthly homeowner rental income per homeowner occupied site and an 88% increase in the average number of occupied rental homes, from 2,143 to 4,021, which was offset by a 7% decline in average homeowner occupied homesites. Our average total rental homes increased from 3,004 to 4,904 and average occupancy of our rental homes increased from 71% to 82%. Utility and other income increased 15% from $8,426 to $9,730. This was primarily due to increases in utility pass through income of $640 and late fee income of $622.

Real Estate Expenses.    Property operations expenses and real estate taxes increased by 16%, from $33,163 to $38,529, primarily due to increases in provisions for uncollectible rents and higher insurance, property taxes and repair and maintenance expenses related mainly to the increased number of rental homes.

Same ARC Partnership Communities – Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Real Estate Revenue.    Total revenue for same ARC partnership communities increased $12,752 from $91,872 to $104,624. The increase was due to a $12,089 increase in rental income and an increase of $663 in utility and other income. Total rental income for same ARC partnership communities increased 15% from $82,480 to $94,569. The increase in total rental income reflects a 7% increase in average monthly homeowner rental income per homeowner occupied site and a 212% increase in the average number of occupied rental homes, from 689 total rental homes to 2,152 total rental homes, which was offset by a 2% decline in average homeowner occupied homesites. Our average total rental homes increased from 944 to 2,943 and the average occupancy of our rental homes was 73% for both periods. Utility and other income increased 7% from $9,392 to $10,055. This was primarily due to increases in utility pass through income of $927 and late fee income of $119, partially offset by a decrease in cost reimbursement and miscellaneous income of $416.

Real Estate Expenses.    Property operations expenses and real estate taxes increased by 23%, from $33,407 to $41,221, primarily due to increases in provisions for uncollectible rents and higher insurance, property taxes and repair and maintenance expenses related primarily to the increased number of rental homes.

Same  ARC Partnership Communities – Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

Real Estate Revenue.    Total revenue for same ARC partnership communities increased $6,640 from $66,840 to $73,480. The increase was due to a $6,544 increase in rental income and an increase of

$96 in utility and other income. Total rental income for same ARC partnership communities increased 11% from $59,013 to $65,557. The increase in total rental income reflects a 5% increase in average monthly homeowner rental income per homeowner occupied site, a 1% increase in average homeowner occupied homesites and higher home renter rental income due to the commencement of the rental home initiative at the end of 2000. Utility and other income increased 1% from $7,827 to $7,923. This was primarily due to increases in utility pass through income of $738, partially offset by decreases in cost reimbursement and miscellaneous income of $559 and late fee income of $59.

Real Estate Expenses.    Property operations expenses and real estate taxes decreased by 0.1%, from $26,620 to $26,599, primarily due to decrease in salaries and benefits of $775 and other expenses of $711 substantially offset by increases in repairs and maintenance expense of $681 and utilities expense of $559.

Liquidity and Capital Resources

We believe that our concurrent offerings and the financing transactions will improve our capital structure by increasing our common and preferred equity capitalization and reducing our overall leverage. Upon completion of our concurrent offerings and the financing transactions, we expect to have approximately $950 million of outstanding indebtedness and our debt to total market capitalization will be approximately 49%. Approximately $764 million, or 80%, of our total indebtedness will be fixed rate and approximately $186 million, or 20%, will be variable rate. We expect to enter into a two-year interest rate swap agreement pursuant to which we will effectively fix the base rate portion of the interest rate with respect to $100 million of our variable rate debt. As a result, we expect that approximately 91% of our total indebtedness upon completion of our concurrent offerings will be subject to fixed interest rates for a minimum of two years. In connection with the repayment of existing indebtedness in our financing transactions, we expect to incur approximately $2.7 million in prepayment penalties. In connection with the new senior variable rate mortgage debt, we will be required to purchase interest rate caps to limit our interest costs in the event of increases in one-month LIBOR above 5.00%.

Our short-term liquidity needs include funds for distributions to our stockholders required to maintain our REIT status and to pay our estimated distribution described under "Distribution Policy," funds for dividend payments on our $125 million Series A cumulative redeemable preferred stock bearing a dividend rate of      % per annum (approximately $      million annually), funds for capital expenditures for our existing communities and the communities acquired in the Hometown acquisition, funds for purchases of rental homes and funds for community acquisitions and the expansion of our in-community retail sales and financing initiative to facilitate the sale of homes in our communities. Our communities require recurring investment of funds for community related capital expenditures and general capital improvements, which we estimate will amount to approximately $8.7 million annually. In addition, we expect to have significant non-recurring capital expenditures of approximately $15 to $20 million during the 12 to 18 months following our concurrent offerings to optimize our long-term returns from the Hometown acquisition by upgrading the Hometown communities to our standards of function and appearance. We also expect to invest during the first 12 to 18 months following our concurrent offerings approximately $65 to $75 million to purchase approximately 3,000 to 4,000 additional rental homes and approximately $70 to $90 million for the purchase, sale and financing of approximately 3,000 homes to new residents in our communities. However, we cannot assure that we will be able to generate this volume of sales and financings in 2004.

We expect to meet our short-term liquidity needs generally through net cash provided by operations, working capital generated from our concurrent offerings and the financing transactions, existing cash and funding under our senior revolving credit and retail home sales and consumer finance facilities. Simultaneously with the closing of our concurrent offerings and the financing transactions, we expect to enter into a $125 million senior revolving credit facility and a $250 million retail home sales and consumer finance debt facility and the concurrent offerings will produce an additional $89 million in cash. Under our new revolving credit facility, we expect to be able to borrow up to $125 million to fund future acquisitions of manufactured home communities and additional rental homes, capital expenditures and other working capital needs, including the payment of distributions to our common stockholders. Under our new retail home sales and consumer finance debt facility we expect to be able to borrow up to $225 million to fund qualified loans made to residents who purchase homes in our communities and $25 million to purchase manufactured home inventory for sale to residents in our communities. In addition to our existing sources of capital, our company has significant experience in raising private equity, and we may in the future use that experience to enter into financing joint ventures or other similar arrangements from time to time if we determine that such a structure would provide the most efficient means of raising capital.

While we have obtained commitments for both the senior revolving credit facility and the retail home sales and consumer finance debt facility, completion of each of these facilities is subject to certain conditions, and we cannot assure that those conditions will be satisfied or that either of these facilities will be completed. Our ability to obtain funding from time to time under each of these facilities will be subject to certain conditions, and we cannot assure that all of these conditions will be met. If we are unable to complete our retail home sales and consumer finance debt facility or to meet the conditions necessary to continue funding under the facility, we will be unable to fund or expand our retail home sales and consumer financing initiative, and our ability to maintain or improve our occupancy and our results of operations will be adversely affected. If we are unable to complete the senior revolving credit facility or to continue to meet the conditions necessary to make drawings thereunder from time to time, our ability to meet certain of our short-term liquidity needs, including acquisitions of communities and rental homes and the payment of dividends on our capital stock, will be adversely effected.

We expect to meet our long-term liquidity requirements for the funding of community acquisitions, purchases of additional rental homes, purchase, sale and financing of homes to new residents in our communities, funding of distributions required to maintain our REIT status and to pay our estimated distribution described under "Distribution Policy," to pay our preferred stock dividend and other non-recurring capital improvements through net cash provided by operations, long-term secured and unsecured indebtedness, the issuance of equity and debt securities and our retail home sales and consumer finance debt and senior revolving credit facilities. We expect to refinance our indebtedness as it comes due.

Commitments

Upon completion of our concurrent offerings, the financing transactions and the Hometown acquisition, we will have approximately $950 million of indebtedness outstanding with the following repayment obligations:

Amounts (in thousands)
Through December 31, 2003	$6,231
2004	20,302
2005	13,011
2006 (1)	205,400
2007	10,998
2008	34,801
Thereafter	651,631
Total Commitments	942,374
Unamortized premium relating to indebtedness assumed in Hometown acquisition	7,314
$949,688

(1)	The $182,714 new senior variable rate mortgage due 2006 may be extended for three additional 12-month periods at our option and subject to certain conditions.

Consolidated Indebtedness to be Outstanding After our Concurrent Offerings

Upon completion of our concurrent offerings, the financing transactions and the Hometown acquisition, we expect to have approximately $950 million of outstanding consolidated indebtedness. This indebtedness will be comprised principally of mortgage indebtedness secured by our properties including those to be acquired in the Hometown acquisition. We expect the weighted average interest rate on this indebtedness to be approximately 5.7% and we expect our ratio of debt to total market capitalization to be approximately 49% (47% if the underwriters' over-allotment options for our concurrent offerings are exercised in full). We expect to enter into a two-year interest rate swap agreement pursuant to which we will effectively fix the base rate portion of the interest rate with respect to $100 million of our variable rate debt. As a result, we expect that approximately 91% of our total indebtedness upon completion of our concurrent offerings will be subject to fixed interest rates for a minimum of two years. We expect to purchase an interest rate cap on our $182.7 million variable rate mortgage debt facility in order to limit our exposure to interest rate risk in the event of increases in one-month LIBOR above 5.00%.

The following table sets forth certain information with respect to our pro forma indebtedness outstanding as of September 30, 2003, after giving effect to our concurrent offerings, the Hometown acquisition and the financing transactions, but without giving effect to the two-year interest rate swap agreement for approximately $100 million that we expect to enter into in connection with our concurrent offerings.

	Amount of Debt	Percent of Total Debt	Weighted Average Interest Rate	Maturity Date		Annual Debt Service	Balance at Maturity (1)
	(dollars in thousands)
Fixed Rate Debt
Existing senior fixed rate mortgage	$307,481	32.4%	7.35%	2012		$24,790	$274,408
Existing various individual fixed rate mortgages (2)	43,460	4.6	7.65	2006-2028		4,106	25,058
New senior fixed rate mortgage due 2014	215,758	22.7	5.44	2014		14,600	183,600
New senior fixed rate mortgage due 2009	101,528	10.7	4.88	2009		6,448	93,072
Various individual fixed rate mortgages assumed in Hometown acquisition (3)	93,440	9.8	4.27	2004-2013		4,411	78,455
Existing other loans	1,811	0.2	8.67	2005		671	993
	763,478	80.4	6.13			55,026	655,586
Variable Rate Debt
New senior variable rate mortgage due 2006	182,714	19.2	4.12	2006	(4)	7,528	182,714
Existing floorplan lines of credit	3,496	0.4	5.75	2003		201	3,496
	186,210	19.6	4.15			7,729	186,210
	$949,688	100.0%	5.74%			$62,755	$841,796

(1)	Assumes no early repayment of principal.

(2)	These loans in the aggregate are secured by mortgages on 15 communities and have a range of interest rates of 5.70% to 9.42%.

(3)	These loans in the aggregate are secured by mortgages on 22 communities and have a range of interest rates of 5.29% to 9.04%.

(4)	The new senior variable rate mortgage due 2006 may be extended for three additional 12-month periods at our option and subject to certain conditions.

Material Provisions of Consolidated Indebtedness to be Outstanding After Our Concurrent Offerings

The following is a summary of our material indebtedness:

Existing Senior Fixed Rate Mortgage Due 2012.    The senior fixed rate mortgage due 2012 was entered into on May 2, 2002 with Morgan Stanley Dean Witter Mortgage Capital Inc., an affiliate of one of our underwriters, and GMAC Commercial Mortgage Corporation in connection with the reorganization. It is an obligation of certain special purpose subsidiaries of our operating partnership and is collateralized by 105 manufactured home communities owned by these subsidiaries. The senior fixed rate mortgage due 2012 bears interest at a fixed rate of 7.35% per annum, amortizes over 30 years and matures on May 2, 2012. Pursuant to the terms of the senior fixed rate mortgage due 2012, we have established reserves relating to the mortgaged properties for real estate taxes, insurance, capital spending and property operating expenditures. The senior fixed rate mortgage due 2012 contains customary defeasance-based prepayment penalties for repayments made prior to maturity.

New Senior Fixed Rate Mortgage Due 2014.    We have obtained a commitment for a new senior fixed rate mortgage due 2014 that will be entered into with Citigroup Global Markets Realty Corp. and Merrill Lynch Mortgage Lending Inc., affiliates of our lead underwriters, in connection with the completion of our concurrent offerings and the Hometown acquisition. The commitment is subject to specified conditions, including satisfactory completion of the lenders' due diligence and the execution and delivery of definitive credit documentation. The final amount of the mortgage facility is also subject to a maximum of 80% of appraised value of the properties securing this facility, a minimum debt service coverage ratio of 1.2x and a minimum debt yield of 9.375%. The mortgage facility will be an obligation of certain real property subsidiaries of our operating partnership and will be collateralized by 46 manufactured home communities owned by these subsidiaries. The new senior fixed rate mortgage due 2014 will bear interest at a fixed rate to be determined at the time of completion of our concurrent offerings based upon a spread of 1.50% over the greater of 3.90% or the then-current yield on ten-year U.S. Treasury obligations (5.438% at September 30, 2003), subject to increase under limited circumstances, will be amortized based on a 30-year amortization schedule and will mature on or about                 , 2014. Pursuant to the terms of the new senior fixed rate mortgage due 2014, we will establish reserves relating to the mortgaged properties for real estate taxes, insurance, capital spending and property operating expenditures. The new senior fixed rate mortgage due 2014 contains customary defeasance-based prepayment penalties for repayments made prior to maturity.

New Senior Fixed Rate Mortgage Due 2009.    We have obtained a commitment for a new senior fixed rate mortgage due 2009 that will be entered into with Citigroup Global Markets Realty Corp. and Merrill Lynch Mortgage Lending Inc., affiliates of our lead underwriters, in connection with the completion of our concurrent offerings and the Hometown acquisition. The commitment is subject to specified conditions, including satisfactory completion of the lenders' due diligence and the execution and delivery of definitive credit documentation. The final amount of the mortgage facility is also subject to a maximum of 80% of appraised value of the properties securing this facility, a minimum debt service coverage ratio of 1.2x and a minimum debt yield of 9.375%. The mortgage facility will be an obligation of certain real property subsidiaries of our operating partnership and will be collateralized by 29 manufactured home communities owned by these subsidiaries. The new senior fixed rate mortgage due 2009 will bear interest at a fixed rate to be determined at the time of completion of our concurrent offerings based upon a spread of 2.05% over the greater of 2.80% or the then-current yield on five-year U.S. Treasury obligations (4.876% at September 30, 2003), subject to increase under limited circumstances, will be amortized based on a 30-year amortization schedule and will mature on or about                   , 2009. Pursuant to the terms of the new senior fixed rate mortgage due 2009, we will establish reserves relating to the mortgaged properties for real estate taxes, insurance, capital spending and property operating expenditures. The new senior fixed rate mortgage due 2009 contains customary defeasance-based prepayment penalties for repayments made prior to maturity.

New Senior Variable Rate Mortgage Due 2006.    We have obtained a commitment for a new senior variable rate mortgage that will be entered into with Citigroup Global Markets Realty Corp. and Merrill Lynch Mortgage Lending Inc., affiliates of our lead underwriters, in connection with the completion of our concurrent offerings and the Hometown acquisition. The commitment is subject to specified conditions, including satisfactory completion of the lenders' due diligence and the execution and delivery of definitive credit documentation. The final amount of the mortgage facility is also subject to a maximum of 80% of appraised value of the properties securing the facility, a minimum debt service coverage ratio of 1.16x for each loan closing and 1.25x for each extension option. This mortgage facility will be an obligation of certain real property subsidiaries of our operating partnership and will be collateralized by 44 manufactured home communities owned by these subsidiaries. The new senior variable rate mortgage will bear interest at a variable rate based upon a spread of 3.00% over the one-month LIBOR rate (4.12% at September 30, 2003) and will mature on or about                  , 2006. At our option and subject to certain conditions, the senior variable rate mortgage may be extended for three additional 12-month periods. In connection with the second and third extensions, we would be required to pay extension fees of 0.25% and 0.375%, respectively, of the principal balance outstanding. In connection with the new senior variable rate mortgage, we will be required to purchase interest rate caps to limit our interest costs in the event of increases in one-month LIBOR above 5.00%, and such caps are also required for any extensions. There will be an exit fee equal to 0.50% of the loan amount payable upon any repayment of the principal amount of the loan. The exit fee will be subject to reduction by an amount equal to 0.50% of the principal amount of any first mortgage loans provided by the lenders to refinance the new senior variable rate mortgage due 2006. Pursuant to the terms of the new senior variable rate mortgage, we will establish reserves relating to the mortgaged properties for real estate taxes, insurance, capital spending and property operating expenditures. We can repay the new senior variable rate mortgage subject to payment of a LIBOR based yield maintenance based prepayment penalty of the product of 0.25%, the number of payment dates remaining to maturity and the amount being repaid for prepayments made in months one through twelve and a prepayment fee of 1% for prepayments made in months 13 to 24.

Senior Revolving Credit Facility.     We have obtained commitments from affiliates of each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, Morgan Stanley & Co. Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC and McDonald Investments Inc., each of which is an underwriter in our common stock offering, as well as from Bank One, for a $125 million senior secured revolving credit facility for a term of three years. We intend to use the proceeds of this revolving credit facility for acquisitions of manufactured home communities and rental homes and for other working capital needs, including the payment of distributions to our common stockholders. The following is a summary of the principal terms of this revolving credit facility.

Advances made under this revolving credit facility will bear interest at a variable rate to be determined at the time the advance is made based upon at the borrower's option, a spread of between 1.375% and 2.50% over the then-current base rate of Citibank, N.A. or a spread of between 2.375% and 3.50% over then-current LIBOR, with the actual spread being determined within the specified range based upon the borrower's then-current leverage ratio. The borrower also will be required to pay a fee on the average unused commitment amount.

Completion of this revolving credit facility will be subject to several conditions, including:

•	completion of our concurrent offerings;

•	the absence of any material adverse change in our business, condition, operations, performance, properties or prospects since December 31, 2002; and

•	satisfactory completion of the lenders' legal and financial due diligence.

We expect that this revolving credit facility will be secured by:

•	40 of our communities; and

•	all our rental homes and all of the equity interests of ARC Housing, LLC, the subsidiary of our operating partnership that owns our rental homes.

Advances under this revolving credit facility will be subject to specified borrowing base requirements, including:

•	a minimum debt service coverage ratio with respect to the assets securing the facility of 2.0x;

•	advances made against the communities securing the facility may not exceed the lesser of 60% of appraised value or 75% of the capitalized real estate value of such communities;

•	advances made against the rental homes securing the facility may not exceed the lowest of 45% of the capitalized purchase price, 70% of depreciated book value and a multiple of EBITDA from the rental homes based on the age of the applicable rental homes; and

•	advances made under the facility against the rental homes, securing the facility may not exceed 35% of the total advances under the facility.

Our ability to draw advances under the revolving credit facility will be subject to specified conditions, including:

•	accuracy of all representations and warranties under this revolving credit facility; and

•	no event of default having occurred under this revolving credit facility.

We expect this revolving credit facility to contain customary affirmative and negative covenants, including negative covenants imposing limitations on the ability of the borrower and the guarantors under this facility to, among other things:

•	make certain investments;

•	make guarantees;

•	incur recourse debt;

•	incur liens;

•	transfer certain assets;

•	incur debt, including secured debt;

•	engage in mergers, consolidations, acquisitions, asset dispositions and sale/leaseback transactions; and

•	engage in certain transactions with affiliates.

We also expect that the revolving credit facility will contain a number of financial covenants.

Retail Home Sales and Consumer Finance Debt Facility.    We have obtained a commitment from Merrill Lynch Mortgage Capital Inc., an affiliate of one of our lead underwriters, to provide a $250 million multi-year debt facility to fund a substantial expansion of our in-community retail home sales and consumer financing initiative, over the next 12 to 24 months. This facility is divided into two portions: a loan funding facility of up to $225 million to fund the expansion of our in-community consumer financing initiative, and a floorplan facility of up to $25 million to fund the expansion of our retail home sales initiative. The loan funding facility is expected to have a maximum term of 48 months, and the floorplan facility will have a maximum term of one year. The loan funding facility will bear interest at a variable rate based upon a spread of 3.00% over the one-month LIBOR rate (4.12% as of September 30, 2003), and the floorplan facility will bear interest at a variable rate based upon a spread of 3.50% over the one-month LIBOR rate (4.62% at September 30, 2003). This facility will include customary operating covenants, including minimum GAAP tangible net worth and maximum leverage covenants. We will pay a commitment fee of 1.00% on the committed amounts payable at the closing of this facility and additional annual commitment fees payable on each anniversary of the closing. Advances to fund the financing of manufactured housing conditional sales contracts under the loan funding facility will be subject to a number of conditions, including certain underwriting and credit screening guidelines and the conditions that the home must be located in one of our communities, the loan term may not exceed 12 years for a single-section home or 15 years for a multi-section home and the loan amount shall not exceed 90% of the value of the home.

Cash Flows

Comparison of Nine Months Ended September 30, 2003 to Nine Months Ended September 30, 2002

Cash provided by operations was $13,851 and $13,044 for the nine months ended September 30, 2003 and 2002, respectively. The increase for 2003 was due primarily to changes in operating assets and liabilities including a reduction in manufactured homes inventory held for sale.

Cash used in investing activities was $25,169 and $115,182 for the nine months ended September 30, 2003 and 2002, respectively. The decrease in 2003 compared to 2002 was due primarily to reduced levels of community acquisitions and rental home purchases.

Cash provided by financing activities was $9,076 and $107,707 for the nine months ended September 30, 2003 and 2002, respectively. The decrease in 2003 as compared to 2002 was primarily due to lower borrowing for community acquisitions and rental homes, funds provided in 2002 from the reorganization and issuance of common shares, partially offset by funding of the rental home credit facility in 2003.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Cash provided by operations was $14,267 and $6,626 for the years ended December 31, 2002 and 2001, respectively. The improvement for 2002 was due primarily to improvements in operating results on a same community basis, a larger community base through community acquisitions and, subsequent to May 2, 2002, the reorganization.

Cash used in investing activities was $137,473 and $104,638 for the years ended December 31, 2002 and 2001, respectively. The increase in 2002 was due primarily to a higher level of rental home purchases as part of our initiative to improve operating performance.

Cash provided by financing activities was $137,787 and $84,340 for the years ended December 31, 2002 and 2001, respectively. The twelve months in 2002 as compared to 2001 includes net cash generated in the reorganization on May 2, 2002 of $23,130, higher levels of financing of community acquisitions under the BFND credit facility of $41,119, and additional borrowings of $75,000 under the preferred interest. We used more cash in the 2002 period as compared to 2001 to establish loan reserves following the reorganization. We received approximately $33,760 in each year from the issuance of additional common stock to certain of our existing investors.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

Cash provided by (used in) operations was $6,626 and $(3,177) for the years ended December 31, 2001 and 2000, respectively. The improvement for 2001 was due primarily to improvements in operating results on a same community basis and a larger community base through community acquisitions.

Cash used in investing activities was $104,638 and $91,185 for the years ended December 31, 2001 and 2000, respectively. The increase in 2001 was due primarily to a higher level of community acquisitions and rental home purchases as part of our initiative to improve operating performance.

Cash provided by financing activities was $84,340 and $111,976 for the years ended December 31, 2001 and 2000, respectively. The twelve months in 2001 as compared to 2000 includes approximately $33,760 and $67,520, respectively, from the issuance of common stock to certain of our existing investors and $50,629 and $52,382, respectively, of financing of community acquisitions under the BFND credit facility.

Inflation

Inflation in the U.S. has been relatively low in recent years and did not have a material impact on our results of operations for the three months or nine months ended September 30, 2003 and 2002. Although the impact of inflation has been relatively insignificant in recent years, it remains a factor in the United States economy and may increase the cost of acquiring or replacing property, plant, and equipment and the costs of labor and utilities.

Recent Accounting Pronouncements

In May 2002, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 145, Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections, which is effective for fiscal years beginning after May 15, 2002. SFAS 145 rescinds SFAS 4, SFAS 44 and SFAS 64 and amends SFAS 13 to modify the accounting for sale-leaseback transactions. SFAS 4 required gains and losses resulting from extinguishments of debt to be classified as extraordinary items. SFAS 64 amended SFAS 4 and is no longer necessary because SFAS 4 has been rescinded. We elected to early adopt SFAS No. 145 effective for the year ended December 31, 2002, and accordingly classified as interest expense $1,885 in exit fees for debt paid in the reorganization.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The principal difference between SFAS No. 146 and EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) relates to requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. We applied SFAS No. 146 in accounting for our retail home sales restructuring.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 is intended to expand on existing disclosure requirements, and requires a company to recognize liabilities for the fair value or market value of its obligations under a guarantee when the guarantee is issued. It does not address the subsequent measurement of the guarantor's recognized liability over the term of the guarantee. FIN 45 is effective January 1, 2003 on a prospective basis only, with the exception of the disclosure requirements, which are effective for financial statements at and for the period ended December 31, 2002. The adoption of FIN 45 is not expected to have a material impact on our results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (i) does not have equity investors with voting rights or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. A company that consolidates a variable interest entity is called the primary beneficiary.

Previous practice has dictated that one company would include another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46 is effective for all variable interest entities created after January 31, 2003. For existing variable interest entities, public companies are required to adopt FIN 46 in the first interim or annual period after June 15, 2003. The adoption of FIN 46 is not expected to have a material impact on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Under SFAS No. 150, an issuer is required to classify financial instruments issued in the form of shares that are mandatorily redeemable, financial instruments that, at inception, embody an obligation to repurchase the issuer's equity shares and financial instruments that embody an unconditional obligation, as liabilities. We are currently evaluating the impact the adoption of SFAS No. 150 will have on our financial position, results of operations and cash flows.

FFO

As defined by NAREIT, FFO represents income (loss) before allocation to minority interest (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

	Pro Forma Nine Months Ended September 30, 2003	Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2002	Year Ended December 31,
		2003	2002		2002 (1)	2001	2000
	(in thousands)
Reconciliation of FFO:
Net loss before preferred stock dividend	$(11,508)	$(26,837)	$(12,740)	$(34,423)	($40,983)	($12,747)	($14,112)
Plus:
Depreciation and amortization	53,800	37,530	25,969	69,958	38,596	16,905	11,672
Income (loss) from discontinued operations		285	84		172	(370)	2
Depreciation from discontinued operations		295	379		488	574	549
Less:
Amortization of loan origination fees	(3,572)	(2,925)	(2,595)	(5,200)	(4,129)	(1,896)	(1,212)
Depreciation expense on furniture, equipment and vehicles	(1,100)	(1,100)	(609)	(1,019)	(1,019)	(237)	(181)
Minority interest portion of FFO reconciling items	(2,668)	(4,717)	(3,215)	(3,461)	(4,528)	(15)	(11)
FFO	34,952	$2,531	$7,273	25,855	($11,403)	$2,214	($3,293)
Less preferred stock dividend	(7,969)			(10,625)
FFO available to common stockholders*	$26,983			$15,230

 * Pro forma FFO for the year ended December 31, 2002 includes charges incurred in the reorganization in connection with the repayment of debt including $1,885 for exit fees and $1,592 for the writeoff of unamortized loan costs, and includes a charge of $13,557 to writeoff goodwill associated with our retail home sales and insurance businesses. For more details see our consolidated financial statements for the year ended December 31, 2002, 2001 and 2000. Pro forma FFO for the nine months ended September 30, 2003 includes a charge of $1,385 for retail home sales asset impairment and other expense. For more details see our unaudited condensed consolidated financial statements as of September 30, 2003 and for the three and nine months ended September 30, 2003 and 2002. We expect to incur a charge of $10,600 (based on the mid-point of the range of prices indicated on the front cover of the common stock prospectus) prior to completion of our concurrent offerings related to the issuance of restricted share awards to management and certain other employees, which is not included in pro forma FFO.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We use some derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors.

Upon completion of our concurrent offerings, the Hometown acquisition and the financing transactions we expect to have outstanding approximately $950 million of consolidated debt. We expect approximately $186.2 million, or 20% of our total consolidated debt to be variable rate debt. We expect that approximately 80% of our total indebtedness upon completion of our concurrent offerings, the Hometown acquisition and the financing transactions will be subject to fixed interest rates for a minimum of four years. We expect to enter into a two-year interest rate swap agreement pursuant to which we will effectively fix the base rate portion of the interest rate with respect to $100 million of our variable rate debt. As a result, we expect that approximately 91% of our total indebtedness upon completion of our concurrent offerings will be subject to fixed interest rates for a minimum of two years.

If, after consideration of the interest rate cap agreement described above, LIBOR were to increase by 1.00%, the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $1.9 million annually. If, after consideration of the interest rate swap agreement described above, LIBOR were to increase by 1.00%, the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $0.9 million annually.

Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

As of September 30, 2003, our total outstanding debt was approximately $773.5 million, which was comprised of $502.8 million of fixed rate indebtedness. Approximately $270.7 million, or 35%, of our total outstanding indebtedness was variable rate debt. With respect to $242.0 million principal amount of our variable rate indebtedness outstanding as of September 30, 2003, we had entered into the interest rate cap agreements to limit our interest costs in the event of increases in one-month LIBOR above 5.00% to reduce our exposure to market rate changes.

The fair value of debt outstanding as of September 30, 2003 was approximately $813 million.

MANUFACTURED HOUSING INDUSTRY AND
MANUFACTURED HOME COMMUNITY OVERVIEW

All statistical data contained in this prospectus is the most recently available data from the sources cited. Where no source is cited, statistical data has been derived from internal data prepared by our management.

Manufactured Housing Industry Overview

The manufactured housing industry represents a meaningful portion of the U.S. housing market, totaling approximately 14% of new housing starts and approximately 23% of new homes sold over the last five calendar years based on data published by MHI, and the U.S. Department of Commerce. In 2002 there were an estimated 22 million people living in manufactured homes in the U.S.

The manufactured housing industry is primarily focused on providing affordable housing to moderate-income customers. A manufactured home is a single-family house constructed entirely in a factory rather than at a homesite, with generally the same materials found in site-built homes and in conformity with federal construction and safety standards. There are two basic categories of manufactured homes: single-section and multi-section, typically ranging from 500 square feet to approximately 2,000 square feet or larger. Manufactured homes are available in a variety of architectural styles and floor plans, offering a variety of amenities and custom options including additional site-built structures, such as garages and storage sheds.

We believe the manufactured housing industry has captured a meaningful percentage of the overall U.S. housing market due to several compelling factors, including:

•	Affordability. Today's manufactured homes offer quality similar to many site-built homes at a more affordable price. According to 2002 data reported by MHI, manufactured housing represents a 10% to 35% savings from comparable entry-level site-built housing. The affordability of manufactured housing allows many individuals to achieve home ownership without jeopardizing their financial security.
•	Comparability to Site-Built Homes. Today, manufactured home producers offer larger homes that contain many of the amenities of site-built housing. Since 1976, all manufactured homes have been required to meet stringent federal standards, resulting in significant increases in the quality and safety of the product. HUD's standards for manufactured housing construction quality and safety are the only federal standards governing housing of any type in the U.S. These standards regulate manufactured home design and construction, strength and durability, fire resistance and energy efficiency, and the installation and performance of heating, plumbing, air conditioning, thermal and electrical systems.

The purchase of a new manufactured home by a consumer involves four primary industry sectors – manufacturing, retailing, financing and real estate – each addressing a specific step in the distribution and sales process. Some companies participate in all four sectors while the majority of companies tend to focus on only one or two sectors.

•	Manufacturing. Manufactured housing manufacturers generally utilize an assembly-based process which relies on geographically located plants in order to minimize transportation costs. The sector is characterized by (i) low barriers to entry, (ii) a large number of participants, with MHI reporting an estimated 66 manufacturers as of December 2002 and (iii) a high concentration, with the ten largest manufacturers responsible for approximately 80% of 2002 production, according to data published by MHI.
•	Retailing. Manufactured housing retailers typically rely on two primary sales channels – retail dealerships located on active thoroughfares with a variety of environmentally displayed homes and community sales similar to model home displays in traditional suburban housing developments. The sector is characterized by (i) local owners who typically own one or two locations, (ii) low barriers to entry and (iii) a large, nationwide dealership base.
•	Financing. Manufactured housing finance companies provide financing to the consumer in order to complete the purchase of a home. Because many manufactured homes are financed with chattel loans, while the balance are financed with real estate loans, the majority of sales are financed through specialty finance companies focused on manufactured housing, as opposed to traditional sources of mortgage financing. This sector of the manufactured housing industry historically has been characterized by high market concentration, reliance on the asset-backed securities market and companies possessing the scale required to efficiently process and manage loan portfolios.
•	Real Estate. Manufactured homes generally are placed on private land or in land-lease manufactured home communities.

Manufactured Home Community Overview

A manufactured home community is a land-lease community designed and improved with homesites for the placement of manufactured homes and includes related improvements and amenities. Modern manufactured home communities generally are similar to typical residential subdivisions and contain centralized entrances, paved streets, curbs and gutters. In addition, such communities often provide a variety of amenities and facilities to residents such as a clubhouse, swimming pool, playground, basketball court, picnic area, tennis court and cable television service. Utilities are provided or arranged for through public or private utilities, while some community owners provide these services from on-site facilities. Manufactured home communities typically range in size from a dozen homesites to over 1,000 homesites in a master planned development setting. Manufactured home communities primarily fall into two categories – all-age communities and age-restricted communities, commonly referred to as retirement communities.

Each homeowner in a manufactured home community leases a site from the community. The manufactured home community owns the underlying land, utility connections, streets, lighting, driveways, common area amenities and other capital improvements and is responsible for enforcement of community guidelines and maintenance of the community. Generally, each homeowner is responsible for the maintenance of his home and upkeep of his leased site. In some cases, customers may rent homes or enter into a lease-to-own contract with the community owner maintaining ownership and responsibility for the maintenance and upkeep of the home during the lease period. Both of these options provide flexibility for customers seeking a more affordable, shorter term housing option and allows the community owner to meet a broader demand for housing, thus improving occupancy and cash flow.

We believe manufactured home communities have several characteristics that make them an attractive investment when compared to certain other types of real estate, particularly multifamily, including:

•	Significant Barriers to Entry: We believe the supply of new manufactured home communities will be constrained due to significant barriers to entry present in the industry, including: (i) various zoning restrictions and negative zoning biases against manufactured home communities, (ii) substantial upfront costs associated with the development of infrastructure, amenities and other offsite improvements required by various governmental agencies and (iii) a significant length of time before lease-up and revenues can commence.
•	Large and Growing Demographic Group of Potential Customers: We consider households earning between $25,000 and $50,000 per year to be our core customer base. This demographic group represents approximately 30% of overall U.S. households, according to 2000 U.S. Census data. Fannie Mae reported in its 2002 Statistics Fact Sheet that while millions of working class families need affordable housing to buy or rent, the number of low income rental units is declining by almost half a million per year. In addition, Fannie Mae reports that between 1997 and 2001 there was a 67% rise in the number of households spending more than half their income on housing. The average sale price of existing homes increased from $115,300 in 1990 to $176,200 in 2000, or by an average of 4.3% per year according to National Association of Homebuilders versus an average 3.4% increase in median household income, according to 2000 U.S. Census data.
In addition, our Hispanic marketing initiative targets the fastest growing population segment in the U.S. According to U.S. Census data, from 1990 to 2000, the Hispanic population grew by approximately 58%, increasing from 22 million to 35 million versus an overall population growth rate of 13%. According to U.S. Census data, the Hispanic population increased from 9% to nearly 13% of the overall population from 1990 to 2000. This population segment currently has a homeownership rate of about 49%, nearly 20 percentage points below the national average, according to Fannie Mae's 2002 Statistics Fact Sheet.
•	Stable Resident Base: We believe manufactured home communities tend to achieve and maintain a stable rate of occupancy, with an average residency tenure of approximately seven years, due to the following factors: (i) residents generally own their own homes, (ii) moving a manufactured home from one community to another involves substantial cost and effort and often results in the abandonment of on-site improvements made by the resident such as decks, garages, carports and landscaping and (iii) residents enjoy a sense of community inherent in manufactured home communities similar to residential subdivisions.
•	Fragmented Ownership of Communities: Manufactured home community ownership in the U.S. is highly fragmented, with a majority of manufactured home communities owned by individuals. The top five manufactured home community owners control approximately 6% of the total number of manufactured home community homesites. There are only four publicly traded entities primarily focused on the ownership and management of manufactured home communities and only two with an equity market capitalization in excess of $150 million.
•	Low Recurring Capital Requirements: While manufactured home community owners are responsible for maintaining the infrastructure of the community, each resident is responsible for the upkeep of his or her own home and homesite, thereby reducing the manufactured home community owner's ongoing maintenance expenses and capital requirements.
•	Affordable Homeowner Lifestyle: Manufactured home communities offer an affordable lifestyle typically unavailable in apartments, including lack of common walls, a yard for each resident, three bedroom/two bathroom or larger floor plans and a sense of community based on length of residency tenure, community layout and resident interaction fostered through community activities and programs.

Current Industry and Community Operating Environment

The manufactured housing industry continues to face a challenging operating environment which has resulted in losses, exits from the industry and significant curtailment of activity among manufacturers, retailers and consumer finance companies. According to MHI, industry shipments (a measure of manufactured home production and sales) have declined from 372,843 homes in 1998 to an estimated 137,000 for 2003. We believe this dramatic decline in production and sales is largely the result of an over-supply of consumer credit from 1994 to 1999, which led to over-stimulation in the manufacturing, retail and finance sectors of the industry. Current industry conditions are further exacerbated by historically low mortgage interest rates and less stringent credit requirements for the purchase of entry-level site-built homes, thereby reducing the price competitiveness of manufactured housing.

We expect industry conditions to remain difficult for the foreseeable future, based partly on overall economic conditions throughout the U.S. and a continued shortage of available consumer financing for manufactured home buyers. We anticipate that demand for manufactured housing and manufactured home communities will improve if home mortgage interest rates return to higher historic levels, which should reduce the pricing differential between home mortgage interest rates and interest rates for financing the purchase of a manufactured home.

Within the manufactured home community sector, community operators are currently facing several challenges, including: (i) an increase in repossessions and abandonments of manufactured homes resulting in an increase in bad debt expense, (ii) a shortage of available consumer financing for buyers of manufactured homes, (iii) weak overall economic conditions throughout the U.S., and (iv) a relatively low mortgage interest rate environment for financing purchases of entry-level site-built homes. Despite these conditions, which have combined to create downward pressure on occupancy, manufactured home community owners and operators have been relatively less affected than the other sectors of the manufactured housing industry, primarily due to a customer base with a long average residency tenure.

The operating results of publicly traded manufactured home community REITs have been comparatively less affected by the negative conditions currently affecting the other major sectors of the manufactured housing industry. Despite a more than 50% decline in manufactured home shipments in the U.S. from 1998 to 2002, the four publicly traded manufactured home community REITs continued to generate compound annual growth in same-store net operating income of 5.0% over this period according to SNL Data Source. We believe the financial performance of these four companies illustrates the stability of the asset type, and that this stability is primarily due to the long average residency tenure.

We believe the current disruption in the manufactured housing industry will present opportunities for us to acquire manufactured home communities from owners lacking the infrastructure, personnel or access to capital necessary to maintain their current operating results and financial performance. We have developed an operating platform to recognize and capitalize on changing industry conditions. We are pro-actively addressing the operating challenges prevalent in our industry through our rental home program and our in-community home sales and financing initiative, and through improved marketing and resident retention programs.

BUSINESS AND PROPERTIES

Overview

We are a fully integrated, self-administered and self-managed equity REIT focused primarily on the acquisition, renovation, repositioning and operation of all-age manufactured home communities. We are in the business of providing affordable housing to an underserved and growing demographic of the U.S. population. Upon completion of our pending acquisition of 90 communities with approximately 26,000 homesites from Hometown, we will be the largest owner and operator of manufactured home communities in the U.S. based on number of communities and homesites owned. We also acquire manufactured homes in quantities and at prices enabling us to provide homes for rent or for sale at reasonable costs, finance sales of manufactured homes, and act as an agent in the sale of homeowners' insurance and other related insurance products, all exclusively to residents in our communities.

Upon completion of the Hometown acquisition, we will own and operate a portfolio of 302 manufactured home communities with approximately 67,000 homesites, including approximately 12,000 vacant homesites for future lease-up which provide opportunities to increase our occupancy and our operating margins. These communities also include undeveloped land with approximately 3,000 additional expansion homesites. These communities are located in 29 states and represent over 70 markets across the U.S. Our five largest markets will be Dallas-Fort Worth, Texas, with 11.0% of total homesites; Atlanta, Georgia, with 7.6% of total homesites; Salt Lake City, Utah, with 5.0% of total homesites; the Front Range of Colorado, with 4.9% of total homesites; and Jacksonville, Florida, with 3.8% of total homesites.

Our senior management team has significant experience in all aspects of the manufactured home community industry, as well as experience in capital markets, corporate finance and asset and loan restructuring. Our co-founders, Scott D. Jackson, our Chairman and Chief Executive Officer and John G. Sprengle, our Vice Chairman, Executive Vice President and Chief Financial Officer, have been in the business of acquiring and operating manufactured home communities since 1995. All of our communities have been acquired and operated under their leadership and management. George W. McGeeney, our President and Chief Operating Officer, joined our company in 2000, bringing a strong customer service focus based on his 12 years of experience at PepsiCo Inc. and Pepsi Bottling Group, Inc. The top nine members of our management team have in excess of 50 years of combined experience in the manufactured housing industry. We conduct all of our business activities through our operating partnership, of which we are the sole general partner and in which we will hold a 94.6% ownership interest upon completion of our concurrent offerings.

Organizational History and 2002 Reorganization

Beginning in 1995, Mr. Jackson and Mr. Sprengle co-founded several companies under the name "Affordable Residential Communities" or "ARC" for the purpose of engaging in the business of acquiring, renovating, repositioning and operating manufactured home communities, as well as certain related businesses. These companies included three separate real property partnerships formed between 1995 and 1997 to acquire manufactured home communities, as well as Holdings, which was organized as the parent company for both the general partner of these three real property partnerships and the related retail home sales, insurance and other complementary businesses.

We were formed in July 1998 as a Maryland corporation for the purpose of acting as the investment vehicle for and a co-general partner with ARC LLC of our operating partnership, the fourth real property partnership organized and operated by our co-founders. Subsequently in May 2002, we completed a $328.6 million reorganization transaction, in which we acquired the Limited Partnerships and all the other related businesses formerly owned by Holdings for total equity consideration consisting of 5.8 million shares of our common stock, 2.7 million OP units and approximately $113 million in cash. Each of our OP units issued in the reorganization was issued as part of a paired unit which includes 1.9268 shares of our special voting stock, and each of these paired units is exchangeable by its holder for cash or, at our election, one share of our common stock. Each paired unit entitles its holder to one vote on all matters submitted to a vote of our stockholders who have voting rights generally. The value of the common shares and OP units that were issued in the reorganization was determined based on equity valuations calculated for each of the Limited Parnerships and the operating partnership and for the businesses owned by Holdings using both direct capitalization and discounted cash flow methodologies. Final determinations for these equity valuations were arrived at through negotiation among the various constituent parties to the reorganization, and the transaction was approved by a vote of the limited partners of each of the three Limited Partnerships and by the boards of our company and Holdings. As a result of the reorganization, the businesses formerly conducted by Holdings and the Limited Partnerships are now conducted through subsidiaries of our operating partnership.

Prior to the date of this prospectus our co-founders raised over $400 million in equity capital, largely from sophisticated, high net-worth individuals and institutional investors such as Thomas H. Lee Partners, UBS Capital Americas, LLC, Nassau Capital and Citigroup Investments, an affiliate of one of our lead underwriters. This equity capital was raised through our operating partnership and the Limited Partnerships, which acquired over 200 manufactured home communities with approximately 40,000 total home sites in 21 states, excluding the Hometown acquisition.

In managing the Limited Partnerships and our operating partnership, our co-founders and the other members of our senior management team developed significant expertise in acquiring, renovating and repositioning manufactured home communities, including rebuilding/renovating the physical infrastructure, upgrading the quality of the resident base, developing marketing programs to improve occupancy, upgrading community management and improving relations with various governmental and community organizations. We utilize a thorough and comprehensive four-stage acquisition and repositioning process which we call B-F-F-R (Buy-acquisition, Fix-physical infrastructure and resident quality, Fill-occupancy level, Run-ongoing, long-term operations) to take newly acquired communities from acquisition through stabilization in as compressed a timeframe as possible.

Hometown Acquisition

On October 14, 2003, we entered into an agreement with Hometown to acquire 90 manufactured home communities with 26,406 homesites, for a purchase price of $478.5 million, plus the assumption of approximately $86.1 million in mortgage debt encumbering 22 of these communities. Pursuant to the agreement with Hometown, we also have agreed to acquire related community assets comprised of rental homes, for-sale home inventory and consumer loans, as well as a secured note receivable, for a total purchase price of approximately $23.0 million. We also have agreed to pay Hometown an additional $7.5 million fee if we complete our common stock offering on or before the later of March 31, 2004 and the thirtieth day after we complete the Hometown acquisition. We expect to incur approximately $8.1 million in fees and transaction costs in connection with completing the Hometown aquisition, including $2.8 million in financial advisory fees to be paid to affiliates of our lead underwriters. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, our lead underwriters, acted as our financial advisors in connection with the Hometown acquisition.

At September 30, 2003 the Hometown communities had an occupancy rate of approximately 76%. We believe that over time we can substantially improve the occupancy, revenue and cash flow of the Hometown communities based on our operating experience in overlapping markets and our extensive experience in renovating and repositioning under-performing and non-stabilized communities by utilizing our B-F-F-R process. Approximately 57% of the homesites are located in states where we have an existing presence. In addition, the portfolio provides a strong market entry into the Atlanta, Georgia market, with approximately 5,000 homesites representing approximately 19% of the total acquired homesites.

We expect to have significant non-recurring capital expenditures of approximately $15 to $20 million during the 12 to 18 months following our concurrent offerings to optimize our long-term returns from the Hometown acquisition by upgrading the Hometown communities to our standards of function and appearance. We also expect to invest during the first 12 to 18 months following our concurrent offerings approximately $65 to $75 million to purchase approximately 3,000 to 4,000 additional rental homes for all of our communities, including those we acquire from Hometown, and approximately $70 to $90 million for the purchase, sale and financing of approximately 3,000 homes to new residents in our communities, including those we acquire from Hometown.

At the time we entered into the Hometown agreement, we paid Hometown a deposit of $12.5 million and delivered to Hometown a promissory note for $2.5 million. The promissory note will automatically terminate, without any payments having to be made by us, on the closing date of the acquisition. On November 14, 2003 and January 5, 2004, we paid Hometown additional cash deposits of $2.5 million and $2.5 million, respectively. Either party may terminate the agreement if the acquisition has not been completed on or before January 31, 2004, the termination date, except that we may extend the termination date to February 29, 2004 by making a second deposit payment of $5 million to Hometown on or before February 5, 2004, and we may further extend the termination date to March 31, 2004 by making a third deposit payment of $5 million to Hometown on or before March 1, 2004. If we elect to extend the termination date beyond January 31, 2004, we will be responsible for all incremental costs, including extension costs and exit fees, incurred by Hometown with respect to its financing of the Hometown communities as a result of such extension, subject to a cap of $2.5 million if the extension is to February 29, 2004 and a cap of $5.0 million if the extension is to March 31, 2004.

We negotiated the right to begin managing the Hometown communities during the period prior to our completion of the acquisition in order to accelerate the timing of our integration of these communities into our operations and to improve the effectiveness of that integration. We assumed management or submanagement of the Hometown communities on November 1, 2003 pursuant to a management agreement with Hometown, and on December 15, 2003 and January 15, 2004, we paid Hometown cash deposits of $2.5 million and $2.5 million, respectively, in accordance with the terms of our acquisition agreement, in connection with our assumption of these management and submanagement duties. Hometown may terminate the management agreement and our management rights at any time and for any reason, provided that it immediately returns to us all such cash deposits made by us.

We will not receive any compensation from Hometown in consideration for managing the Hometown communities, and we do not expect to incur significant costs in connection with our management of these communities prior to completion of the Hometown acquisition. We hired all Hometown employees actively employed at the Hometown communities effective January 1, 2004, although Hometown will be obligated to reimburse us for the costs associated with such employment until we complete the Hometown acquisition. We are submanaging 22 of the Hometown communities comprising 6,297 Hometown homesites subject to Hometown's oversight and control. After the closing of the Hometown acquisition we will manage all of the Hometown communities.

The total amount of all deposit payments we make will be credited against the purchase price payable to Hometown upon completion of the transaction. If the Hometown acquisition is not completed by the termination date, as it may be extended as described above, then either party may terminate the agreement, but Hometown will not be obligated to return our deposit to us, and the $2.5 million promissory note delivered to Hometown will become payable, unless the failure to complete the acquisition by such time is the result of

•	a breach of any one or more of the representations or warranties made by Hometown in the agreement, which breaches, alone or taken together, constitute a material adverse effect with respect to the Hometown communities,
•	a material breach by Hometown of one or more of its covenants in the agreement,
•	any judgment, injunction or other order preventing completion of the acquisition, or
•	Hometown's willful breach of the acquisition agreement by refusing to complete the transaction at the time that it is obligated to do so under the terms of the agreement.

In the event that the acquisition does not close and Hometown is not required to return the deposit, payment of the deposit and the promissory note will constitute liquidated damages and will be Hometown's sole and exclusive remedy against us for failure to close.

We have agreed to assume all liabilities and obligations of whatever kind or nature associated with the communities and other assets we will acquire from Hometown, whether absolute or contingent, accrued or unaccrued, known or unknown, or arising before or after the time we complete the Hometown acquisition, subject to specific exceptions. We will not receive a credit against the purchase price payable to Hometown to reflect our assumption of these liabilities and obligations (other than with respect to the $86.1 million of mortgage debt). In addition, none of the representations and warranties made by Hometown in the agreement will survive the closing, and Hometown is not obligated to indemnify us for breaches of any of these representations and warranties or for any liabilities related to the Hometown communities arising prior to the completion of the Hometown acquisition except for certain specified liabilities.

We have agreed to bear certain costs and expenses associated with the Hometown communities and our completion of the Hometown acquisition, including the cost of scheduled improvements to the Hometown communities made prior to closing, all assumption fees required in connection with indebtedness we will assume in the acquisition, all recording fees, and all expenses associated with obtaining title commitments, title policies, surveys, environmental reports and other due diligence reports.

In the event that, at the time we are prepared to complete the Hometown acquisition, we have not obtained the consent of any lender required in order for us to acquire any Hometown community and assume the indebtedness secured by such community, our acquisition of that community will be deferred for up to 90 days in order to permit us to continue to seek such consent, after which time we must either acquire the property or pay Hometown $200,000 for each such property we choose not to acquire.

Our obligation to complete the Hometown acquisition is not conditioned upon our having the financing necessary to complete the transaction at the time of completion. Accordingly, while we have negotiated the terms of the financing transactions described in this prospectus to finance part of the purchase price in the Hometown acquisition, there can be no assurance that all conditions to completion of that financing will be satisfied or that we will complete that financing upon the terms set forth in this prospectus or at all.

We expect to complete the Hometown acquisition simultaneously with completion of our concurrent offerings. Each party's obligation to complete the Hometown acquisition is subject to satisfaction of certain conditions, including:

•	the absence of any governmental or court order or other legal restraint preventing completion of the transaction,
•	the absence of any material inaccuracy or breach of the representations and warranties made by the other party in the agreement, and
•	the absence of a material breach by the other party of any of its covenants in the Hometown agreement.

In addition, our obligation to complete the Hometown acquisition is subject to the condition that there be no material adverse effect on the Hometown communities taken as a whole since the date of the Hometown agreement. We believe that the representations, warranties and covenants in the Hometown acquisition agreement are standard for transactions of this nature. However, we cannot assure you that all conditions to the Hometown acquisition will be satisfied or that we will complete our acquisition of the Hometown communities.

Our Competitive Strengths and Operating Strategies

Our principal business objectives are to achieve sustainable long-term growth in cash flow per share and to maximize returns to our stockholders. Our key competitive strengths and operating strategies include the following:

•	Proven Growth Platform. Members of our senior management team have extensive experience in acquiring and operating stabilized and non-stabilized communities. Over the last eight years, partnerships managed by our co-founders have acquired over 200 communities with approximately 40,000 homesites, excluding the Hometown acquisition. We invest in dedicated resources, including acquisition, due diligence, construction and marketing teams allowing us to significantly broaden our acquisition universe, incorporating stabilized and non-stabilized communities. We have compiled a proprietary computer database containing detailed information on over 28,000 manufactured home communities located throughout the U.S., which enables us to take advantage of acquisition opportunities quickly, often before the community has been marketed publicly.
•	Strong Operating Performance. We utilize a comprehensive four-stage process that we call B-F-F-R (Buy – acquisition, Fix – physical infrastructure and resident quality, Fill – occupancy level, Run – ongoing, long-term operations) to renovate and reposition the communities we acquire and improve their operating performance. We target communities that demonstrate opportunities for improvement in operating results due to: (i) below market-rate leases, (ii) high operating expenses, (iii) poor infrastructure and resident quality, (iv) inadequate capitalization and/or (v) a lack of professional management. Average total occupancy for communities we owned for at least one year at the end of the indicated period, excluding the Hometown acquisition, has increased from 87.6% for the year ended December 31, 2000, to 88.6% for the year ended December 31, 2001, to 92.2% for the year ended December 31, 2002, and was 91.2% for the nine months ended September 30, 2003.
•	Significant Presence in Key Markets. Upon completion of the Hometown acquisition, approximately 66% of our homesites will be located in our 20 largest markets, of which we believe we will have a leading market share in 15 of these markets, based on number of homesites. We focus our growth in select markets characterized by limited development, expensive alternative housing costs, a strong, diversified economic base and an ability to increase our market share and achieve economies of scale. Increasing our presence and market share enables us to (i) achieve operating efficiencies and economies of scale by leveraging our local property management infrastructure and other operating overhead over a larger number of communities and homesites, (ii) provide potential residents with a broader range of affordable housing options in their market, (iii) increase our visibility and brand recognition and leverage advertising costs and (iv) obtain more favorable terms and faster turnaround time on construction, renovation, repairs and home installation services. We believe the significant size and geographic diversification of our portfolio reduces our exposure to risks associated with geographic concentration, including the risk of economic downturns or natural disaster in any one market in which we operate.
•	Broad-Based Marketing Efforts. We have developed and implemented numerous marketing initiatives to enhance the visibility of our communities and to maintain and improve our occupancy. We have active marketing teams at both the corporate and local market level. We have established relationships with manufactured home dealers in the markets in which we operate to ensure that potential homebuyers are offered the opportunity to rent homesites in our communities. Our Hispanic marketing initiative is targeted at addressing the specific needs and cultural preferences of the fastest growing segment of the U.S. population. See "—Key Programs and Initiatives—Hispanic Marketing Initiative."
•	Proactive Management to Maximize Occupancy. In response to challenging industry conditions, particularly the shortage of available consumer financing, we have developed and implemented a range of programs aimed primarily at increasing and maintaining our occupancy, improving resident satisfaction and retention and increasing revenue and improving our operating margin. See "—Key Programs and Initiatives—Rental Home Program," "—In Community Retail Home Sales" and "—In Community Financing (Consumer Finance)."

•	Customer Satisfaction and Quality Control. Our goal is to meet the needs of our residents for housing alternatives in a clean and attractive environment at a price that they can afford. We approach our business with a value-added consumer product focus with an emphasis on value and quality. We focus on meeting the needs of our residents through a variety of corporate policies and programs and through sales of products and services to our residents such as homeowners' insurance and other insurance related products. We have an intense focus on quality assurance programs executed through employee training and strict adherence to guidelines developed by our senior management, based in part upon surveys of our customers. Our customer focus and quality controls provide consistency and quality of product and enable our community managers to effectively merchandise our communities and improve our occupancy and resident retention across our portfolio.

Key Programs and Initiatives

Toward the end of 2000, our management identified a severe shortage in the availability of consumer financing, a primary determinant for new resident move-ins in our communities. This shortage was caused, in part, by historically relaxed lending criteria on the part of consumer finance companies, which led to increased default rates by manufactured home buyers and resulted in significant losses among consumer finance companies. Several of the largest finance companies exited the industry completely while two others filed for bankruptcy protection and significantly curtailed their lending activities. This shortage of available financing has negatively impacted new home shipments, which declined sharply from 372,843 homes in 1998 to an estimated 137,000 homes in 2003. Declining new home shipment activity typically indicates declining move-in activity and associated decreases in occupancy levels for manufactured home community owners and operators. This industry trend is reflected in the decreases in occupancy reported for the last several fiscal years by publicly-traded manufactured home community owners.

We recognized an opportunity to address this development and capitalize on low manufactured home prices by implementing our rental home program. Subsequently, we developed additional initiatives aimed at addressing the ongoing shortage of consumer financing and the resulting downward pressure on our occupancy. All of these programs and initiatives are focused on maximizing our occupancy, enhancing resident satisfaction and retention, and increasing the value of our communities.

•	Rental Home Program. Our real estate revenue (revenue in our real estate segment) consists of homeowner rental income, home renter rental income and utility and other income. We receive homeowner rental income from manufactured homeowners who lease homesites in our communities, and we receive home renter rental income from persons who rent manufactured homes and homesites from us in our communities pursuant to our rental home program which we implemented in the fourth quarter of 2000. We acquire manufactured homes, place them on unoccupied homesites in selected communities in our portfolio and lease them, typically for a one-year lease term. As of September 30, 2003, we owned 6,003 rental homes with an occupancy rate of approximately 81%, excluding approximately 600 rental homes we plan to acquire in the Hometown acquisition. This represents an investment of approximately $130 million. For the year ended December 31, 2002 and the nine months ended September 30, 2003, home renter rental income totaled $16.9 million, or approximately 16% of total real estate revenue and approximately 12% of total revenue, and $23.5 million, or approximately 22% of total real estate revenue and approximately 18% of total revenue, respectively and homeowner rental income totaled $80.2 million, or approximately 75% of our total real estate revenue, and $74.5 million, or approximately 69% of our total real estate revenue, repectively. For the nine months ended September 30, 2003, our average monthly home renter rental income was $621.

Leases for homeowners who lease homesites in our communities are typically month-to-month, unless a longer term is required by state law, and require homeowners to maintain their home to applicable community standards. By contrast, leases for rental homes are typically for a term of one year and require us to maintain the home. Both types of leases provide for security deposits, typically require the tenant to pay for utilities and contain provisions governing resident conduct.

We generally acquire our rental homes in large bulk orders in varying amounts each quarter depending on local market conditions and other factors. As a result of these purchases, our rental home occupancy level may decline during the time that newly purchased homes are absorbed into our rental home program and leased to new residents in our communities. Management's objective is to attain a rental home occupancy rate in our mature base of rental homes of approximately 88%-90%. The table below presents certain historical information regarding the number of rental homes we purchased each quarter, total rental homes we owned at the end of each quarter, the number of additional rental homes we leased and our rental home occupancy at the end of the quarter.

	2002		2003
	Q3	Q4	Q1	Q2	Q3
Cumulative Rental Homes	4,441	4,756	4,916	5,225	6,003
Rental Homes Purchased, net	1,172	315	160	309	778
Occupied Rental Homes	3,086	3,536	4,018	4,429	4,843
Rental Homes Leased, net	650	450	482	411	414
Occupancy	69.5%	74.3%	81.7%	84.8%	80.7%

We expect to invest approximately $65 to $75 million during the first 12 to 18 months following our concurrent offerings to purchase approximately 3,000 to 4,000 additional rental homes. In addition, we are acquiring approximately 600 rental homes in the Hometown acquisition. Based on market conditions from time to time, we may modify our rental home program.

•	In-Community Retail Home Sales Initiative. Through our retail home sales business, we acquire manufactured homes in quantities and at prices enabling us to provide our prospective residents a convenient turnkey housing option in our communities at a reasonable price. Homes available for purchase include a mix of new and used single-section and multi-section homes. We strive to provide homes that generally are priced lower than comparable homes available in the marketplace by eliminating retail gross profits and passing along these savings to our homebuyers.

We have extensive experience in the retail sale of manufactured homes. Our retail home sales subsidiary was formed in 1995 as a subsidiary of Holdings, which we acquired in the reorganization. At the time of the reorganization our retail home sales subsidiary was engaged in the retail sale of manufactured homes to third parties through 19 separate, stand-alone retail locations in five states (Colorado, Kansas, Nebraska, North Carolina and Wyoming). Due to significant changes in the industry, particularly the shortage of consumer financing to support sales of manufactured homes, beginning in late 2002 we redirected our retail home sales subsidiary's sales efforts away from a retail dealership presence and began focusing exclusively on sales of homes in our communities by relocating our retail home sales resources entirely within our communities. At September 30, 2003 we had sold 13 of our stand-alone dealership locations and ceased operations in the remaining six retail dealership locations, and going forward we will conduct our retail home sale business exclusively through sales of homes located onsite within our communities. We have no stand-alone retail sales locations with sales to third parties that may or may not be located in our communities and all sales occur in our communities to parties that will become residents of our communities. Our in-community retail home sales business will operate in conjunction with our consumer finance business through which we intend to provide credit to qualified buyers of homes in our communities.

As of September 30, 2003, giving effect to the Hometown acquisition, we have 647 homes (135 homes owned by us and 512 homes to be acquired in the Hometown acquisition) in our for-sale inventory valued at approximately $12.8 million. For the nine months ended

September 30, 2003, we sold a total of 74 homes to residents in our communities pursuant to this initiative, excluding the Hometown communities.

•	In-Community Financing Initiative (Consumer Finance). Our in-community finance initiative is designed to increase and maintain occupancy and provide a service to residents seeking a convenient turnkey housing option. We provide loans to qualified residents to facilitate purchases of manufactured homes that are located in our communities. We focus on financing lower priced homes, generally ranging from $20,000 to $30,000, through loans with terms of 10 to 15 years, which we believe will result in greater value to the resident and better performing loans for us.

We have obtained a commitment from Merrill Lynch Mortgage Capital Inc., an affiliate of one of our lead underwriters, to provide a $250 million multi-year debt facility to fund a substantial expansion of our in-community retail home sales and financing initiative over the next 12 to 24 months. We utilize Vanderbilt Mortgage and Finance, Inc. for loan origination, underwriting and servicing functions related to this program. We derive our revenues from this program from the spread between our costs of funds, and our origination and servicing costs on the loans and the interest we earn on the loans. We expect to invest approximately $70 to $90 million during the first 12 to 18 months following our concurrent offerings through a combination of working capital and our consumer finance credit facility for the purchase, sale and financing of approximately 3,000 homes to new residents in our communities. However, we cannot assume that we will be able to generate this volume of sales and financings in 2004.

As of September 30, 2003, and giving effect to the Hometown acquisition, we had $7.9 million of consumer loans outstanding representing 378 consumer financing contracts.

•	Hispanic Marketing Initiative. The Hispanic population represents the fastest growing segment of the U.S. population according to the 2000 U.S. Census. We began the design and implementation of our Hispanic marketing initiative in 2003. We have adapted our standard resident service to address the needs and cultural preferences of this population segment, both for our existing Hispanic residents and potential new residents. We have translated many of our leases and related documents as well as our consumer finance related documents into Spanish, prepared signage and other collateral materials in Spanish, established a national toll-free customer service line to assist our Hispanic residents and to serve as a resource for our community managers, and utilized print, radio and billboard media advertising to assist in communicating our message and commitment to this growing demographic. As of August 30, 2003, the program has been rolled out in eight of our markets. We are rolling out our Hispanic marketing initiative throughout the rest of our markets over the next 12 months.
•	Ancillary Services. We strive to develop programs and initiatives to provide services and value to our residents in order to promote resident satisfaction and retention and improve occupancy. These services include (i) our insurance activities, through which we act as agent in the sale of homeowners' insurance and other personal lines and products focused on manufactured housing, our buyers and our residents, (ii) storage sheds marketed to and rented by our residents and (iii) other products, promotions and services aimed at serving our residents.

B-F-F-R

We believe we have established the most effective operating model for value creation in the manufactured home community industry. Our model is characterized by:

•	a proven platform for identifying and executing opportunistic acquisitions,
•	our comprehensive proprietary database of manufactured home community owners and retail home dealers,

•	a comprehensive and streamlined process for renovating and repositioning underperforming and non-stabilized communities,
•	a focus on increasing our presence in select growth markets to achieve operating efficiencies,
•	broad-based marketing efforts, including our Hispanic marketing initiative,
•	established relationships with home manufacturers and retail home dealers,
•	business programs and initiatives aimed at maximizing occupancy, including our rental home program and our retail home sales and financing initiative,
•	the ability to acquire manufactured homes in quantities and at prices enabling us to provide homes for rent or for sale at reasonable cost, and
•	an active focus on customer satisfaction.

Management has developed a four-stage process for the acquisition and operation of communities, known internally as B-F-F-R (Buy, Fix, Fill, Run), in order to develop specialized core competencies within each department and to ensure accountability and measurability of performance. B-F-F-R is applied both to analyze a potential acquisition and in executing all stages of the operations process. B-F-F-R is described below:

•	Buy. The Buy stage of new community acquisitions is facilitated through two departments, the acquisitions department and the due diligence department. We have dedicated acquisition teams originating transactions directly with community owners across the United States. We actively maintain a comprehensive database, profiling over 28,000 manufactured home communities supplemented with an estimated 100,000 digital photographs. Our database provides comprehensive comparable data, including the size of the community, rent and occupancy levels, type and condition of infrastructure, location and current owner, allowing us to evaluate individual communities and the markets generally.
•	Fix. The Fix stage of the process involves bringing a newly acquired community up to our standards from a physical standpoint and a resident quality standpoint. Physical improvements include infrastructure repairs (roads, homesite upgrades, utilities and metering) and marketing improvements such as new amenities (playgrounds, pools, etc.), common areas and signage. Resident quality and satisfaction is facilitated through implementation of a set of resident rules and regulations designed to maintain our standards and introduce a sense of community.
•	Fill. When a recently acquired community enters the Fill stage it may have less than a desired occupancy level either because it was purchased with low occupancy or because occupancy decreased during the Fix stage. We are generally able to increase occupancy through five primary channels:
1.	Business-to-Business Marketing – Manufactured home retailers and their salespeople heavily influence the selection of a community for a newly purchased manufactured home purchased by a consumer. We actively market to the retail salesperson, highlighting the quality and location of our communities and the ease, efficiency and friendliness of our move-in process.
2.	Rental Home Program – We utilize rental homes on a portion of our homesites to address the current shortage of consumer financing and provide additional housing options for prospective residents.

3.	Community Marketing – Our commitment to operating excellence, standardization of our move-in process, signage and community standards and rules enforcement allow our marketing managers to build on our brand development, name recognition and reputation in our key markets to enhance our move-in rate and improve overall occupancy.
4.	In-Community Retail Home Sales and Consumer Financing Initiative – We serve as a "one-stop shop" for prospective residents in an attempt to make their introduction to our communities as simple and hassle-free as possible. We also acquire manufactured home inventory in quantities and at prices enabling us to provide retail home products to our residents at reasonable costs, finance sales of manufactured homes and sell homeowners' insurance and other related insurance products, all exclusively to residents in our communities.
5.	Hispanic Initiative – Our Hispanic marketing initiative is targeted at addressing the specific needs and cultural preferences of the fastest growing segment of the U.S. population. We have translated many of our leases and related documents into Spanish, prepared marketing materials and established a customer service line to assist our Hispanic residents and to serve as a resource for our community managers.
•	Run. The Run stage comprises two main functions: (i) maximizing revenue and minimizing expenses and (ii) maintaining our standards for resident satisfaction, community appearance and long-term asset quality. See "—Operations" for a more complete description.

The following tables provide total real estate revenue, total real estate expenses and expense ratio (total real estate expenses divided by total real estate revenue) data for our historical portfolio and for the Hometown communities for the nine months ended September 30, 2003, based on the occupancy levels of such communities. The data indicates that for our historical communities above 90% occupancy we achieved an expense ratio of 33.2% for the nine months ended September 30, 2003 versus 39.0% for our overall portfolio and 42.2% and 48.6% for our communities between 80%-90% occupancy and below 80% occupancy, respectively.

ARC Community Occupancy	Number of Communities	Number of Homesites	Percentage of Total Homesites	Total Real Estate Revenue	Total Real Estate Expenses(1)	Expense Ratio(2)
greater than 90%	94	18,340	45.4%	$57,463	$19,100	33.2%
80% to 90%	57	9,433	23.3	24,177	10,194	42.2
less than 80%	61	12,662	31.3	27,111	13,167	48.6
Total	212	40,435	100.0%	$108,751	$42,461	39.0%

(1)	Real estate expenses include property operating expenses and real estate taxes and do not include property management expenses, general and administrative expenses, depreciation and amortization, interest expense and impairment of fixed assets.

(2)	Represents total real estate expenses divided by total real estate revenue.

We believe the Hometown acquisition affords similar opportunities for improvement of occupancy and a decrease in expense ratio. Approximately 49.2% of the Hometown homesites are located in communities with occupancy under 80%, with an expense ratio of approximately 51.3%. For those Hometown communities with occupancy greater than 90%, the expense ratio was 38.4% as compared to 33.2% for our communities with similar occupancy.

Hometown Community Occupancy	Number of Communities	Number of Homesites	Percentage of Total Homesites	Total Real Estate Revenue	Total Real Estate Expenses(1)	Expense Ratio(2)
greater than 90%	20	4,357	16.5%	$11,727	$4,509	38.4%
80% to 90%	32	9,055	34.3	23,809	9,128	38.3
less than 80%	38	12,994	49.2	22,887	11,746	51.3
Total	90	26,406	100.0%	$58,423	$25,383	43.4%

(1)	Real estate expenses include property operating expenses and real estate taxes and do not include property management expenses, general and administrative expenses, depreciation and amortization, interest income or interest expense and impairment of fixed assets. Reflects real estate expenses incurred by Hometown with respect to the Hometown communities for the nine months ended September 30, 2003. See "Properties Acquired from Hometown America, L.L.C." on page F-91.
(2)	Represents total real estate expenses divided by total real estate revenue.

Operations

Our operating objectives include the following:

•	Aggressively manage our communities to increase operating cash flow and margins through rent and occupancy increases and expense control (notably utility metering).
•	Incorporate business planning and controls through annual business plans and budgets.
•	Measure and reward executives, managers and employees based on specific performance targets.
•	Maintain and improve strong internal controls covering cash management, accounting procedures and other financial activities.
•	Provide access to on-site managers to maximize resident retention, encourage home maintenance and improvements, foster a sense of pride in the community and minimize resident turnover.
•	Emphasize management and development of our human and intellectual capital.
•	Implement uniform operating procedures that standardize operations, employee standards and expectations and resident experiences to fully develop our brand.
•	Utilize information technology to identify and track competing communities, other alternative forms of housing, resident satisfaction and dissemination and analysis of financial and operating data to our field organization.
•	Maintain and upgrade on a continuous basis our manufactured home communities through a regular preventative maintenance program.

Our operating structure is centered on providing leadership, management support and information systems to our field organization, especially our community managers. Our field organization is led by district managers, each of whom is responsible for managing all our communities located within a specified geographic region. We expect to have ten district managers, overseeing an average of 6,600 homesites depending on geographic limitations, upon completion of the Hometown acquisition. Each district manager leads a team consisting of a facilities/construction manager, a marketing manager and a field-training specialist. The district management teams provide leadership and support for our community managers, who handle day-to-day operational and resident-related matters. Our district managers that we have recruited over the last three years have extensive experience in customer service oriented organizations, multi-site operations and full financial and operating control environments.

Each community is subject to planning and budgeting processes which take into account local market, economic and industry conditions and its place in the B-F-F-R lifecycle. These budgets are used to measure financial performance, including actual versus budget and to measure and reward employee performance. We have developed an incentive-based compensation system whereby our district managers earn a majority of their compensation through performance-based criteria. To a lesser degree, our other field employees are similarly incentivized.

Optimum performance by our field organization is supported by access to information and our extensive information technology infrastructure. All of our communities are able to access a variety of financial and operating reports through our intranet, which provides real time data. These reports include: occupancy reports, revenue and rent rolls, expense reports providing drill down capabilities to invoices, delinquency reports and vendor payment status reports. We control distribution of our monthly billing statements to our residents allowing us to tailor services to, and communication with, our residents. We rely on an Oracle data warehouse to support our overall financial and operating reporting needs and utilize a variety of software programs to support our various departments.

Acquisitions

Our acquisition strategy is focused on acquiring a mix of stabilized and non-stabilized manufactured home communities that exhibit the potential to benefit from our operating abilities and, in the case of non-stabilized communities, our repositioning expertise. Our management believes future acquisitions of stabilized and non-stabilized communities (including poorly performing recent developments) and the expansion and renovation of owned communities represent the best opportunities to maximize returns for our stockholders. We intend to pursue acquisitions of communities located in our existing markets or in markets that we believe will become key markets in the future.

We have developed a comprehensive acquisition program that we believe enables us to identify and execute on opportunities to acquire communities and improve their occupancy and operating results. Our ability to identify, diligence and acquire a range of stabilized and non-stabilized manufactured home communities (i) significantly broadens our acquisition universe, (ii) eliminates the need to pursue high risk, high cost greenfield development and (iii) substantially enhances our ability to attain leading market share and operating efficiencies in our key markets. These acquisitions may include large, high occupancy manufactured home communities with a quality resident base and well located manufactured home communities suffering from poor management, poor infrastructure, deferred maintenance and/or a poor quality resident base. Throughout this prospectus we refer to communities which do not have any significant renovation and refurbishment requirements or resident quality issues and which have achieved an occupancy of 85% or greater as stabilized communities and communities that either have significant renovation and refurbishment requirements or resident quality issues that will likely result in occupancy decreasing below 85% before these issues are resolved or where occupancy has not reached 85% as non-stabilized communities.

Our acquisitions group, consisting of eight people, maintains a proactive effort to identify and develop relationships with manufactured home community owners. Given the highly fragmented nature of our industry and the lack of institutional ownership, acquisition activity occurs at the local level and at an active pace. The majority of our acquisitions were originated directly by our acquisition teams and acquired in single asset transactions. We believe our direct relationships with and active research of owners, manufactured home communities and markets and our proprietary manufactured home community database allow us to pursue a more active and intense acquisition process than our competitors and often allow us to avoid competitive bidding situations. As a public company, we believe our liquidity and public ownership profile will further enhance our ability to acquire communities, including through the issuance of OP units to those sellers who wish to defer taxable gains. These acquisitions may be completed through our subsidiaries or through joint ventures, mergers, partnerships or other structures involving third-parties.

The growth in the number of communities acquired through our operating partnership and the Limited Partnerships is illustrated below:

In evaluating acquisition opportunities we take into account the following market and asset considerations.

Market Considerations    Our acquisition process and ongoing corporate review process entails a rigorous review of market conditions, including:

•	Population growth, demand for affordable housing and cost of alternative housing;
•	Economic dynamics and the tax and regulatory environment of the surrounding area and Metropolitan Statistical Area, or MSA;
•	Ability to attain or enhance our market share with an objective of becoming the market share leader in the target market;
•	Ability to achieve economies of scale with our existing manufactured home communities or anticipated acquisitions;
•	Supply constraints marked by a difficult or expensive development approval process or expensive alternative forms of housing;
•	Community location with a particular emphasis on access to major thoroughfares, major centers of employment and good school districts; and
•	Existing and potential competition from other manufactured home communities, multifamily developments and other forms of housing.

Asset Considerations     In connection with our review and consideration of community acquisition opportunities we take into account a variety of factors including:

•	Quality of the design and construction, current physical condition, occupancy and resident quality;

•	Terms and structure of resident leases and other potential constraints to managing the manufactured home community;
•	Opportunities to enhance value through professional property management and renovating/repositioning of the manufactured home community;
•	Below-market rents as compared to other manufactured home communities or other forms of competing housing in the relevant market;
•	High expenses due to inefficient operations or lack of capital; and
•	Expansion opportunities.

Our Markets

At September 30, 2003, on a pro forma basis giving effect to the Hometown acquisition, we owned communities in 70 markets. Management believes we have leading market share in 15 of our top 20 markets, which collectively represent approximately 66% of our total homesites and 70% of our total rental income. Our concentration within markets allows us to achieve management efficiencies and operating scale. These benefits are further enhanced by the geographical diversification of our portfolio allowing for greater investment opportunities and decreasing risk associated with local real estate markets and economies.

Our two largest markets are Dallas-Fort Worth, Texas, with 11.0% of our homesites, and Atlanta, Georgia, with 7.6% of our homesites. No other market represents more than 5.0% of our homesites.

The table below provides summary information on our portfolio for our 20 largest markets, as of September 30, 2003 giving effect to completion of the Hometown acquisition:

Market (1)	Number of Total Pro Forma Homesites	Percentage of Total Pro Forma Homesites	Pro Forma Occupancy as of 9/30/2003
Dallas/Ft. Worth, TX	7,369	11.0%	82.7%
Atlanta, GA	5,074	7.6	80.6
Salt Lake City, UT	3,310	5.0	94.4
Front Range of CO	3,301	4.9	92.6
Jacksonville, FL	2,525	3.8	82.1
Kansas City/Lawrence/Topeka, MO-KS	2,436	3.6	90.5
Wichita, KS	2,315	3.5	76.4
St. Louis, MO-IL	2,159	3.2	84.3
Orlando, FL	1,996	3.0	86.6
Oklahoma City, OK	1,911	2.9	84.0
Greensboro/Winston Salem, NC	1,416	2.1	70.5
Davenport/Moline/Rock Island, IA-IL	1,410	2.1	86.3
Montgomery, AL	1,288	1.9	56.7
Charleston/North Charleston, SC	1,233	1.8	78.5
Elkhart/Goshen, IN	1,225	1.8	79.9
Inland Empire,CA	1,223	1.8	85.4
Southeast Florida	1,124	1.7	93.4
Raleigh/Durham/Chapel Hill, NC	1,095	1.6	86.2
Tampa/Lakeland/Winter Haven, FL	1,005	1.5	74.7
Sioux City, IA-NE	996	1.5	84.2
Subtotal–top 20 markets	44,411	66.4%	83.5
All Other Markets	22,430	33.6	77.4
Total Homesites/Weighted Average Occupancy	66,841	100.0%	81.5%

(1)	Markets are defined by our management.

Our Communities

As of September 30, 2003, on a pro forma basis giving effect to the Hometown acquisition, our portfolio consisted of 302 manufactured home communities comprising approximately 67,000 homesites located in 29 states, generally oriented toward all-age living. Of these manufactured home communities, 195 have more than 150 homesites, with the largest having 961 homesites. Our manufactured home communities provide residents with attractive amenities, such as access to a clubhouse, a swimming pool, playground and cable television service.

As of September 30, 2003, on a pro forma basis giving effect to the Hometown acquisition, our communities had an occupancy rate of 82%, and the average monthly rental income per occupied homesite was $307. Leases for homeowners are generally month-to-month, or in limited cases year-to-year, and require security deposits. In the case of our residents renting homes from us, lease terms are typically one year, and require a security deposit.

We believe, due in part to our operating platform, our communities historically have had and will continue to have low turnover relative to multifamily housing. In recent periods, the industry and our communities have experienced higher turnover due to the increase in home repossessions by consumer finance companies and the lack of available home financing for consumers. For the year ended December 31, 2002 and the nine-month period ended September 30, 2003, our communities averaged an annual turnover of homes (where the home is moved out of the community) of 8.5% and 9.1%, respectively. During these same periods, the turnover of residents (where the home is sold and remains within the community, typically without interruption of rental income) has been 19.4% and 21.7%, respectively. In contrast, according to data published by the Institute of Real Estate Management, multifamily residential apartments had an average national turnover rate in excess of 50%. We expect turnover of residents in our rental home program will be more in line with turnover rates in the multifamily housing market.

We believe expansion opportunities provide a meaningful growth opportunity at substantially lower risk than new development. Such expansion can offer significant cost advantages to the extent common area amenities and on-site management personnel can service the property expansions. As of September 30, 2003, giving effect to the Hometown acquisition, we had undeveloped land within or adjacent to existing communities containing approximately 3,000 additional expansion homesites. The undeveloped land is expected to facilitate future growth to the extent conditions warrant. In addition, we will consider upgrading or adding facilities and amenities to certain communities in order to make those communities more attractive in their markets to the extent we expect to achieve enhanced returns on our investment.

The following table sets forth certain information regarding our communities, arranged from our largest to smallest market, as of September 30, 2003 on a pro forma basis giving effect to the Hometown acquisition.

Community Name	Hometown Community(*)	City	State	Number of Homesites	Occupancy as of September 30, 2003	Rental Income Per Occupied Homesite Per Month
Dallas – Ft. Worth, TX
Meadow Glen	*	Keller	TX	409	81.4%	$255
Brookside Village	*	Dallas	TX	394	83.8	259
Southfork (1)		Denton	TX	341	93.8	387
Creekside (2)		Seagoville	TX	319	78.1	285
Summit Oaks (3)		Fort Worth	TX	292	77.7	344
Village North (2)		Lewisville	TX	289	93.4	369
Chalet City (3)		Crowley	TX	257	88.7	314
Twin Parks		Arlington	TX	249	62.7	364
Lakewood (3)		Royse City	TX	240	79.6	381
Arlington Lakeside	*	Arlington	TX	233	79.8	320
Quail Run		Hutchins	TX	231	75.8	340

Community Name	Hometown Community(*)	City	State	Number of Homesites	Occupancy as of September 30, 2003	Rental Income Per Occupied Homesite Per Month
Willow Terrace (3)		Fort Worth	TX	227	74.9	362
Mesquite Meadows (3)		Dallas	TX	216	79.2	278
Amber Village		Dallas	TX	206	70.9	294
Highland Acres (3)		Lewisville	TX	199	88.4	372
Terrell Crossing		Terrell	TX	196	59.7	348
Eagle Ridge (3)		Lewisville	TX	193	88.1	361
Denton Falls (1)		Denton	TX	188	79.3	342
Rolling Hills (3)		Dallas	TX	183	89.6	277
Dynamic (2)		DeSoto	TX	156	91.7	324
Cottonwood Grove (3)		Plano	TX	152	91.4	485
Mesquite Ridge (3)		Dallas	TX	146	74.7	296
Silver Leaf	*	Mansfield	TX	145	95.9	246
Willow Springs (2)		Fort Worth	TX	140	77.9	362
Aledo		Aledo	TX	139	93.5	277
Golden Triangle		Coppell	TX	138	92.8	393
Dynamic II		DeSoto	TX	136	90.4	348
Shadow Mountain (3)		Sherman	TX	129	88.4	244
El Lago (2)		Fort Worth	TX	123	96.7	330
Mesquite Green (3)		Dallas	TX	122	90.2	257
Hampton Acres		DeSoto	TX	119	72.3	451
Creekside at Kimberly (2)		Seagoville	TX	114	81.6	295
Sunset Village (3)		Gainesville	TX	112	85.7	249
Shady Creek (3)		Seagoville	TX	96	80.2	302
Oak Park Village (2)		Coppell	TX	95	91.6	404
Creekside Estates (2)		Seagoville	TX	92	83.7	321
Hidden Oaks		Fort Worth	TX	87	77.0	410
El Dorado (2)		Sherman	TX	79	83.5	258
Mulberry Heights		Fort Worth	TX	68	75.0	421
Zoppe's		Seagoville	TX	60	90.0	179
El Lago II (2)		Fort Worth	TX	59	83.1	365
Dallas – Fort Worth Totals / Weighted Average				7,369	82.7%	$326
Atlanta, GA
Hunter Ridge	*	Jonesboro	GA	838	77.0%	$307
Landmark Village	*	Fairburn	GA	524	78.4	316
Shadowood	*	Acworth	GA	506	80.2	332
Riverdale	*	Riverdale	GA	481	70.5	316
Lamplighter Village	*	Marietta	GA	431	83.5	342
Stone Mountain	*	Stone Mountain	GA	354	82.2	358
Castlewood Estates	*	Mableton	GA	334	81.7	321
Woodlands of Kennesaw	*	Kennesaw	GA	273	82.4	357
Smoke Creek	*	Snellville	GA	264	80.7	324
Four Seasons	*	Fayetteville	GA	214	89.3	303
Marnelle	*	Fayetteville	GA	205	84.4	294
Friendly Village	*	Lawrenceville	GA	203	95.6	373
Plantation Estates	*	Douglasville	GA	138	76.8	256
Golden Valley	*	Douglasville	GA	131	74.0	285
Lakeside	*	Lithia Springs	GA	103	87.4	246
Jonesboro	*	Jonesboro	GA	75	100.0	268
Atlanta, GA Totals / Weighted Average				5,074	80.6%	$321

Community Name	Hometown Community(*)	City	State	Number of Homesites	Occupancy as of September 30, 2003	Rental Income Per Occupied Homesite Per Month
Salt Lake City, UT
Camelot		Salt Lake City	UT	379	99.2%	$365
Country Club Mobile Estates		Salt Lake City	UT	323	99.7	356
Crescentwood Village		Sandy	UT	273	100.0	333
Windsor Mobile Estates		West Valley City	UT	249	96.4	346
Evergreen Village	*	Pleasant View	UT	238	78.6	286
Riverdale		Riverdale	UT	232	98.3	308
Villa West		West Jordan	UT	211	99.1	334
Lakeview Estates		Layton	UT	209	96.2	314
Sunset Vista	*	Magna	UT	207	83.1	317
Riverside		West Valley City	UT	201	82.1	518
Sundown		Clearfield	UT	200	91.5	306
Viking Villa		Ogden	UT	192	97.9	261
Washington Mobile Estates		Ogden	UT	186	95.7	293
Brookside		West Jordan	UT	170	97.1	331
Redwood Village		Salt Lake City	UT	40	97.5	341
Salt Lake City, UT Totals / Weighted Average				3,310	94.4%	$335
Front Range of CO
Harmony Road		Fort Collins	CO	486	92.0%	$405
Stoneybrook		Greeley	CO	429	80.7	350
Wikiup		Henderson	CO	339	98.2	444
Villa West		Greeley	CO	333	91.9	379
The Meadows		Aurora	CO	303	96.4	444
Mountainside Estates		Golden	CO	229	87.3	477
Thornton Estates		Denver	CO	207	99.5	454
Countryside		Greeley	CO	173	97.7	330
Inspiration Valley		Arvada	CO	143	90.9	466
Pleasant Grove (2)		Fort Collins	CO	114	85.1	397
Loveland		Loveland	CO	113	97.3	365
Sheridan		Arvada	CO	111	96.4	457
Grand Meadow		Longmont	CO	104	98.1	344
Mobile Gardens		Denver	CO	100	100.0	475
Shady Lane		Commerce City	CO	66	93.9	363
Commerce Heights (3)		Commerce City	CO	51	100.0	405
Front Range of CO Totals / Weighted Average				3,301	92.6%	$410
Jacksonville, FL
Portside (2)		Jacksonville	FL	929	97.2%	$328
Country Village	*	Jacksonville	FL	643	83.7	336
Ortega Village		Jacksonville	FL	284	79.9	308
Camden Point	*	Kingsland	GA	268	32.8	232
Deerpointe		Jacksonville	FL	212	77.8	322
Magnolia Circle		Jacksonville	FL	127	75.6	267
Connie Jean		Jacksonville	FL	62	88.7	215
Jacksonville, FL Totals / Weighted Average				2,525	82.1%	$317

Community Name	Hometown Community(*)	City	State	Number of Homesites	Occupancy as of September 30, 2003	Rental Income Per Occupied Homesite Per Month
Kansas City – Lawrence – Topeka, MO – KS
Springdale Lake (2)		Belton	MO	441	90.2%	$276
River Oaks (3)		Kansas City	KS	397	88.2	253
Northland		Kansas City	MO	281	97.9	277
Ridgewood Estates (2)		Topeka	KS	277	88.4	265
Easy Living		Lawrence	KS	263	95.8	296
Meadowood (3)		Topeka	KS	250	90.4	218
Harper Woods		Lawrence	KS	142	88.0	315
Shawnee Hills		Topeka	KS	111	64.9	302
Pine Hills (3)		Lawrence	KS	95	92.6	285
Riverside (3)		Lawrence	KS	93	97.8	261
Brittany Place (2)		Topeka	KS	86	95.3	250
Kansas City – Lawrence – Topeka, MO – KS Totals / Weighted Average				2,436	90.5%	$270
Wichita, KS
The Towneship at Clifton (2)		Wichita	KS	551	69.3%	$268
Twin Oaks (2)		Wichita	KS	393	85.8	264
Chisholm Creek	*	Wichita	KS	254	68.5	225
The Woodlands (2)		Wichita	KS	244	83.2	285
Navajo Lake Estates (2)		Wichita	KS	160	81.3	257
Glen Acres (2)		Wichita	KS	136	77.2	259
Sherwood Acres (2)		Wichita	KS	112	74.1	319
La Del Manor (2)		Goddard	KS	99	58.6	243
Sleepy Hollow		Wichita	KS	86	64.0	347
Park Avenue Estates		Haysville	KS	85	89.4	366
El Caudillo (3)		Wichita	KS	67	95.5	276
Sunset 77 (3)		Douglass	KS	52	80.8	211
Audora (2)		Wichita	KS	41	97.6	355
Sycamore Square (3)		Wichita	KS	35	57.1	188
Wichita, KS Totals / Weighted Average				2,315	76.4%	$272
St. Louis, MO – IL
Enchanted Village		Alton	IL	506	76.5%	$286
Mallard Lake	*	Pontoon Beach	IL	278	91.4	282
Country Club Manor		Imperial	MO	248	89.5	287
Siesta Manor		Fenton	MO	227	82.8	245
Sunswept		Fenton	MO	208	69.7	245
Brookshire Village		House Springs	MO	202	84.7	246
Castle Acres		O'Fallon	IL	167	96.4	221
Rockview Heights		Arnold	MO	103	89.3	320
Vogel Manor MHC		Arnold	MO	73	94.5	230
Oak Grove		Godfrey	IL	73	91.8	293
Bush Ranch		House Springs	MO	46	80.4	207
Hidden Acres		Arnold	MO	28	92.9	268
St. Louis, MO – IL Totals / Weighted Average				2,159	84.3%	$267

Community Name	Hometown Community(*)	City	State	Number of Homesites	Occupancy as of September 30, 2003	Rental Income Per Occupied Homesite Per Month
Orlando, FL
Shadow Hills	*	Orlando	FL	670	69.4%	$355
Siesta Lago		Kissimmee	FL	490	93.3	333
Chalet North		Apopka	FL	403	94.3	326
College Park (3)		Orlando	FL	133	97.7	237
Carriage Court East (3)		Orlando	FL	128	98.4	281
Carriage Court Central (3)		Orlando	FL	118	99.2	279
Wheel Estates (3)		Orlando	FL	54	100.0	231
Orlando, FL Totals / Weighted Average				1,996	86.6%	$319
Oklahoma City, OK
Burntwood (3)		Oklahoma City	OK	411	90.3%	$241
Westlake (3)		Oklahoma City	OK	338	84.0	278
Westmoor (3)		Oklahoma City	OK	284	76.4	341
Meridian Sooner		Oklahoma City	OK	207	99.5	269
Golden Rule (3)		Oklahoma City	OK	201	79.6	299
Timberland (3)		Oklahoma City	OK	174	85.6	265
Overholser Village (3)		Oklahoma City	OK	170	79.4	288
Glenview (3)		Oklahoma City	OK	64	76.6	260
Misty Hollow (3)		Midwest City	OK	62	54.8	320
Oklahoma City, OK Totals / Weighted Average				1,911	84.0%	$279
Greensboro – Winston Salem, NC
Oakwood Forest	*	Greensboro	NC	482	69.5%	$298
Woodlake	*	Greensboro	NC	308	67.9	279
Autumn Forest	*	Brown Summit	NC	299	55.5	268
Village Park (3)		Greensboro	NC	242	90.5	261
Gallant Estates		Greensboro	NC	85	81.2	229
Greensboro – Winston Salem, NC Totals / Weighted Average				1,416	70.5%	$276
Davenport – Moline – Rock Island, IA – IL
Cloverleaf (2)		Moline	IL	291	98.6%	$269
Silver Creek	*	Davenport	IA	280	87.5	226
Five Seasons Davenport	*	Davenport	IA	270	77.8	223
Falcon Farms	*	Port Byron	IL	215	87.4	264
Lakewood Estates	*	Davenport	IA	180	90.6	292
Lakeside	*	Davenport	IA	124	66.1	245
Whispering Hills (2)		Coal Valley	IL	50	84.0	258
Davenport – Moline – Rock Island, IA – IL Totals / Weighted Average				1,410	86.3%	$253
Montgomery, AL
Woodland Hills	*	Montgomery	AL	628	70.1%	$176
Lakewood	*	Montgomery	AL	396	39.1	202
Heritage Point	*	Montgomery	AL	264	51.1	190
Montgomery, AL Totals / Weighted Average				1,288	56.7%	$184

Community Name	Hometown Community(*)	City	State	Number of Homesites	Occupancy as of September 30, 2003	Rental Income Per Occupied Homesite Per Month
Charleston – North Charleston, SC
Carnes Crossing	*	Summerville	SC	604	77.0%	$232
Saddlebrook	*	N. Charleston	SC	425	90.1	243
The Pines	*	Ladson	SC	204	58.8	152
Charleston – North Charleston, SC Totals / Weighted Average				1,233	78.5%	$226
Elkhart – Goshen, IN
Broadmore	*	Goshen	IN	370	65.9%	$299
Highland	*	Elkhart	IN	246	88.2	226
Twin Pines	*	Goshen	IN	238	89.5	297
Oak Ridge	*	Elkhart	IN	204	83.3	281
Forest Creek	*	Elkhart	IN	167	80.8	420
Elkhart – Goshen, IN Totals / Weighted Average				1,225	79.9%	$296
Inland Empire, CA
Americana		Hemet	CA	309	59.5%	$496
Meridian Terrace		San Bernardino	CA	257	96.9	430
Parkview Estates		San Jacinto	CA	200	87.0	409
Bermuda Palms	*	Indio	CA	185	97.3	330
La Quinta Ridge	*	Indio	CA	151	92.7	386
Lido Estates		Lancaster	CA	121	96.7	498
Inland Empire, CA Totals / Weighted Average				1,223	85.4%	$423
Southeast Florida
Western Hills		Fort Lauderdale	FL	394	91.6%	$507
Sunshine City (3)		Plantation	FL	350	92.0	442
Lakeside of the Palm Beaches (3)		West Palm Beach	FL	260	95.8	410
Havenwood		Pompano Beach	FL	120	98.3	465
Southeast Florida Totals / Weighted Average				1,124	93.4%	$459
Raleigh – Durham – Chapel Hill, NC
Green Spring Valley		Raleigh	NC	322	91.0%	$284
Foxhall Village	*	Raleigh	NC	315	80.3	333
Deerhurst		Wendell	NC	202	83.7	279
Stony Brook North (3)		Raleigh	NC	184	90.8	358
Pleasant Grove		Fuquay - Varina	NC	72	86.1	221
Raleigh – Durham – Chapel Hill, NC Totals / Weighted Average				1,095	86.2%	$305
Tampa – Lakeland – Winter Haven, FL
Winter Haven Oaks	*	Winter Haven	FL	343	54.2%	$222
Pedaler's Pond	*	Lake Wales	FL	214	83.2	247
Cypress Shores		Winter Haven	FL	204	92.6	260
Indian Rocks	*	Largo	FL	148	73.6	281
Alafia Riverfront	*	Riverview	FL	96	92.7	303
Tampa – Lakeland – Winter Haven, FL Totals / Weighted Average				1,005	74.7%	$256

Community Name	Hometown Community(*)	City	State	Number of Homesites	Occupancy as of September 30, 2003	Rental Income Per Occupied Homesite Per Month
Sioux City, IA – NE
Evergreen Village (3)		Sioux City	IA	519	78.8%	$269
Siouxland Estates		S. Sioux City	NE	271	89.3	286
Tallview Terrace		Sioux City	IA	206	91.3	256
Sioux City, IA – NE Totals / Weighted Average				996	84.2%	$271
Syracuse, NY
Casual Estates	*	Liverpool	NY	961	61.6%	$343
Des Moines, IA
Southridge Estates		Des Moines	IA	259	86.5%	$300
Country Club Crossing		Altoona	IA	226	81.9	278
Sunrise Terrace		Newton	IA	200	92.0	245
Ewing Trace		Des Moines	IA	182	100.0	293
Arbor Lake		Grinnell	IA	40	72.5	240
Des Moines, IA Totals / Weighted Average				907	88.6%	$279
Flint, MI
Torrey Hills	*	Flint	MI	377	84.6%	$336
Villa	*	Flint	MI	319	73.4	342
Birchwood Farms	*	Birch Run	MI	143	89.5	298
Flint, MI Totals / Weighted Average				839	81.2%	$331
Western Slope of CO
Northbrook Villas (3)		Montrose	CO	355	71.5%	$281
Grand Oasis (1)		Moab	UT	263	71.1	319
Picture Ranch (3)		Clifton	CO	114	100.0	241
The Vineyards		Clifton	CO	98	87.8	289
Western Slope of CO Totals / Weighted Average				830	77.2%	$286
Corpus Christi, TX
Misty Winds	*	Corpus Christi	TX	354	88.1%	$284
Seascape (2)		Corpus Christi	TX	250	64.4	320
Seamist		Corpus Christi	TX	172	58.7	448
Corpus Christi, TX Totals / Weighted Average				776	74.0%	$323
Pueblo, CO
Meadowbrook (1)		Pueblo	CO	387	75.2%	$311
Sunset Country		Pueblo	CO	204	77.9	346
Oasis		Pueblo	CO	161	95.7	334
Pueblo, CO Totals / Weighted Average				752	80.3%	$326
Charlotte, NC
Berryhill Commons		Charlotte	NC	257	33.9%	$246
Creekside Terrace		Gastonia	NC	250	23.2	171
Berryhill Acres		Charlotte	NC	244	25.8	279
Charlotte, NC Total / Weighted Average				751	27.7%	$235

Community Name	Hometown Community(*)	City	State	Number of Homesites	Occupancy as of September 30, 2003	Rental Income Per Occupied Homesite Per Month
Cedar Rapids, IA
Marion Village	*	Marion	IA	486	86.4%	$233
Cedar Terrace	*	Cedar Rapids	IA	255	80.8	233
Cedar Rapids, IA Totals / Weighted Average				741	84.5%	$233
Nashville, TN
Countryside Village (3)		Columbia	TN	351	74.4%	$296
Shady Hills	*	Nashville	TN	251	62.9	225
Trailmont	*	Goodlettsville	TN	131	93.9	301
Nashville, TN Totals / Weighted Average				733	73.9%	$276
Birmingham, AL
Green Park South	*	Pelham	AL	421	90.5%	$260
100 Oaks	*	Fultondale	AL	235	66.8	236
Birmingham, AL Totals / Weighted Average				656	82.0%	$252
Tyler, TX
Shiloh Pines (1)		Tyler	TX	350	76.0%	$302
Eagle Creek	*	Tyler	TX	194	72.2	278
Rose Country Estates (2)		Tyler	TX	105	79.0	335
Tyler, TX Totals / Weighted Average				649	75.3%	$301
Manhattan, KS
Colonial Gardens (3)		Manhattan	KS	342	95.6%	$266
Riverchase (3)		Manhattan	KS	159	96.2	276
Blue Valley		Manhattan	KS	148	93.9	345
Manhattan, KS Totals / Weighted Average				649	95.4%	$286
Pocatello, ID
Philbin Estates		Pocatello	ID	180	43.3%	$203
Cowboy (2)		Pocatello	ID	174	84.5	408
Belaire (2)		Pocatello	ID	171	86.5	263
Lakeview (2)		American Falls	ID	78	80.8	246
Pocatello, ID Totals / Weighted Average				603	72.3%	$300
Shreveport – Bossier City, LA
Pinecrest Village	*	Shreveport	LA	446	74.7%	$188
Stonegate	*	Shreveport	LA	157	90.4	223
Shreveport – Bossier City, LA Totals / Weighted Average				603	78.8%	$198
Stillwater, OK
Crestview	*	Stillwater	OK	238	68.1%	$262
Eastern Villa (3)		Stillwater	OK	128	86.7	247
Countryside (3)		Stillwater	OK	120	81.7	273
Oakridge / Stonegate (3)		Stillwater	OK	108	92.6	281
Stillwater, OK Totals / Weighted Average				594	79.3%	$265

Community Name	Hometown Community(*)	City	State	Number of Homesites	Occupancy as of September 30, 2003	Rental Income Per Occupied Homesite Per Month
Southern New York
New Twin Lakes		Middletown	NY	257	96.5%	$466
Spring Valley Village		Spring Valley	NY	135	100.0	630
Connelly Village		Connelly	NY	100	100.0	340
Washingtonville Manor		Washingtonville	NY	83	97.6	540
Southern New York Totals / Weighted Average				575	98.1%	$494
Las Cruces, NM
Encantada	*	Las Cruces	NM	354	90.4%	$318
Valley Verde		Las Cruces	NM	220	70.0	263
Las Cruces, NM Totals / Weighted Average				574	82.6%	$300
Gainesville, FL
Oak Park Village (3)		Gainesville	FL	347	93.9%	$221
Whitney		Gainesville	FL	206	99.5	231
Gainesville, FL Totals / Weighted Average				553	96.0%	$225
Huntsville, AL
Merrimac Manor (3)		Huntsville	AL	172	22.1%	$386
Green Cove (3)		Huntsville	AL	164	86.0	161
Cedar Creek (3)		Huntsville	AL	132	62.9	209
Rambling Oaks (3)		Huntsville	AL	82	85.4	220
Huntsville, AL Totals / Weighted Average				550	60.4%	$211
Gillette, WY
Eastview (3)		Gillette	WY	214	78.0%	$352
Westview (1)		Gillette	WY	130	95.4	254
Highview (1)		Gillette	WY	94	96.8	242
Park Plaza		Gillette	WY	78	97.4	267
Gillette, WY Totals / Weighted Average				516	88.8%	$290
Casper, WY
Hidden Hills (3)		Casper	WY	128	94.5%	$284
Terrace (3)		Casper	WY	112	98.2	261
Green Valley Village (3)		Casper	WY	106	84.0	358
Plainview		Casper	WY	72	88.9	342
Terrace II		Casper	WY	70	100.0	350
Casper, WY Totals / Weighted Average				488	93.0%	$312
Grand Forks, ND
Columbia Heights	*	Grand Forks	ND	302	95.0%	$299
President's Park	*	Grand Forks	ND	174	84.5	268
Grand Forks, ND Totals / Weighted Average				476	91.2%	$289
Cheyenne, WY
Big Country	*	Cheyenne	WY	251	92.0%	$232
Cimmaron Village (2)		Cheyenne	WY	155	92.3	327

Community Name	Hometown Community(*)	City	State	Number of Homesites	Occupancy as of September 30, 2003	Rental Income Per Occupied Homesite Per Month
Englewood Village (2)		Cheyenne	WY	61	95.1%	$282
Cheyenne, WY Total / Weighted Average				467	92.5%	$271
San Antonio, TX
Placid (1)		Converse	TX	249	79.5%	$295
Pecan Grove (2)		Schertz	TX	194	70.6	297
San Antonio, TX Totals / Weighted Average				443	75.6%	$296
Mobile, AL
Sea Pines	*	Mobile	AL	429	39.2%	$197
Salina, KS
Cedar Creek (3)		Salina	KS	155	60.6%	$296
Prairie Village (3)		Salina	KS	130	93.8	228
West Cloud Commons (3)		Salina	KS	113	72.6	256
Salina, KS Totals / Weighted Average				398	74.9%	$257
Fayetteville – Springdale, AR
Northern Hills (3)		Springdale	AR	181	89.0%	$287
Western Park		Fayetteville	AR	114	86.0	231
Oak Glen (3)		Fayetteville	AR	87	87.4	235
Fayetteville – Springdale, AR Totals / Weighted Average				382	87.7%	$258
Augusta, GA
Butler Creek	*	Augusta	GA	376	56.1%	$233
Naples, FL
Southwind Village	*	Naples	FL	337	96.7%	$390
Portland, OR
Fox Run		Portland	OR	199	70.9%	$449
Riverview	*	Clackamas	OR	133	90.2	427
Portland, OR Totals / Weighted Average				332	78.6%	$439
Dubuque, IA
Terrace Heights	*	Dubuque	IA	317	89.9%	$271
Mount Pleasant, MI
Pleasant Ridge	*	Mount Pleasant	MI	305	53.8%	$235
Hays, KS
Countryside (3)		Hays	KS	214	81.3%	$234
Nationwide Village		Hays	KS	87	36.8	172
Hays, KS Totals / Weighted Average				301	68.4%	$224
Myrtle Beach, SC
Conway Plantation	*	Conway	SC	299	64.5%	$221
Springfield, MO
Springfield Farms	*	Brookline Station	MO	290	57.2%	$223

Community Name	Hometown Community(*)	City	State	Number of Homesites	Occupancy as of September 30, 2003	Rental Income Per Occupied Homesite Per Month
Waterloo, IA
Cedar Knoll	*	Waterloo	IA	290	98.6%	$189
El Paso, TX
Mission Estates		El Paso	TX	286	78.3%	$289
Huntsville, TX
Tanglewood (2)		Huntsville	TX	266	81.6%	$301
Albany – Schenectady – Troy, NY
Forest Park		Queensbury	NY	183	88.0%	$269
Birch Meadows		Wilton	NY	64	79.7	286
Park D'Antoine		Wilton	NY	18	83.3	261
Albany – Schenectady – Troy, NY Totals / Weighted Average				265	85.7%	$272
Ft Wayne, IN
Sherwood	*	Hartford City	IN	134	41.0%	$227
Fountainvue	*	Lafontaine	IN	120	79.2	210
Ft. Wayne, IN Totals / Weighted Average				254	59.1%	$216
Seattle – Tacoma – Bremerton, WA
Eagle Point	*	Marysville	WA	230	83.5%	$484
Corvallis, OR
Knoll Terrace	*	Corvallis	OR	212	81.1%	$397
Richmond, VA
Green Acres	*	Petersburg	VA	182	57.1%	$253
Los Alamos, NM
Royal Crest	*	Los Alamos	NM	180	86.1%	$440
Killeen – Temple, TX
Bluebonnet Estates		Temple	TX	176	85.2%	$280
Aberdeen, SD
Country Village (2)		Aberdeen	SD	169	77.5%	$207
Sarasota – Bradenton, FL
Pine Ridge	*	Sarasota	FL	126	91.3%	$295
Laramie, WY
Breazeale	*	Laramie	WY	117	98.3%	$265
Farmington, NM
Sunset Mobile Village (1)		Aztec	NM	114	98.2%	$219
Cheboygan, MI
Huron Estates	*	Cheboygan	MI	111	85.6%	$241

Total				66,841	81.5%	$307

(1)	Acquired from Affordable Residential Communities, L.P., I in the reorganization.

(2)	Acquired from Affordable Residential Communities, L.P., II in the reorganization.

(3)	Acquired from Affordable Residential Communities, L.P., III in the reorganization.

Competition

We compete with other owners and operators of manufactured home communities, as well as owners, operators and suppliers of alternative forms of housing such as multifamily housing and site-built homes. All of our properties are located in markets that include other manufactured home communities. The number of competing manufactured home communities in a particular market could have a material effect on our ability to lease sites and to maintain or raise rents. In addition, our communities generally are located in developed areas that include other competitive housing alternatives, such as apartments, land available for the placement of manufactured homes outside of established communities and new or existing site-built housing stock. The availability of these competing housing options in the markets in which we operate could have a material effect on our occupancy and rents. See "Risk Factors—Risks Related to Our Properties and Operations—The availability of competing housing alternatives in our markets could negatively affect occupancy levels and rents in our communities, which could adversely affect our revenue and results of operations." With respect to acquisitions, we may compete with numerous other potential buyers (some with potentially greater resources or superior information), which could drive up acquisition costs and/or impede our ability to acquire additional communities at acceptable prices.

We believe we have leading market share in 15 of our top 20 markets, which collectivelly represent approximately 66% of our total homesites and 70% of our total rental income.

Regulation

Generally, manufactured home communities are subject to various laws, ordinances and regulations, including regulations relating to recreational facilities such as swimming pools, activity centers and other common areas. Each state and, in some instances individual municipalities, have enacted laws that govern the relationships between landlord and tenants. Changes in any of these laws or regulations, as well as changes in laws increasing the potential liability for environmental conditions or circumstances existing on properties or laws affecting development, construction, operation, upkeep and safety requirements may result in significant unanticipated expenditures, loss of homesites or other impairments to operations, which would adversely affect our cash flows from operating activities.

The Federal Fair Housing Act, its state law counterparts and the regulations promulgated by HUD and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under 18) and handicap (disability) and, in some states, on financial capability. A failure to comply with these laws in our operations could result in litigation, fines, penalties or other adverse claims, or could result in limitations or restrictions on our ability to operate, any of which could have an adverse effect on our cash flows from operations.

Under the ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional federal, state and local laws also exist that may require modifications to the properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature and in substantial capital expenditures. To the extent our properties are not in compliance, we are likely to incur additional costs to comply with the ADA.

A variety of laws affect the sale of manufactured homes on credit, including the Federal Consumer Credit Protection Act (Truth-in-Lending), Regulation Z, the Federal Fair Credit Reporting Act and the Federal Equal Credit Opportunity Act, as well as similar state laws or regulations. The Federal Trade Commission has issued or proposed various Trade Regulation Rules dealing with unfair credit practices, collection efforts, preservation of consumers' claims and defenses and the like.

Warranties provided by us are subject to a variety of state laws and regulations. Our sale of manufactured homes may be subject to the Gramm-Leach-Bliley Act and the privacy regulations promulgated by the Federal Trade Commission pursuant thereto. Sales practices are governed at both the federal and state level through various consumer protection trade practices and public accommodation laws and regulations.

Insurance activities are subject to state insurance laws and regulations as determined by the particular insurance commissioner for each state in accordance with the McCarran-Ferguson Act, as well as subject to the Gramm-Leach-Bliley Act and the privacy regulations promulgated by the Federal Trade Commission pursuant thereto.

Property management activities are often subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

Changes in any of the laws governing our conduct could have an adverse impact on our ability to conduct our business or could materially affect our financial position, operating income, expense or cash flow.

Rent Control Legislation

Certain states and municipalities have adopted laws and regulations specifically regulating the ownership and operation of manufactured home communities. These laws and regulations include provisions imposing restrictions on the timing or amount of rent increases and granting to community residents a right of first refusal on a sale of their community by the owner to a third party. Enactments of similar laws have been considered from time to time in other jurisdictions. We currently own 5,708 homesites in two states that have rent control regulations, Florida and California, and we will be acquiring an additional 2,913 homesites in these two states as part of the Hometown acquisition. On a pro forma basis giving effect to the Hometown acquisition, these communities represent 10.6% of our total communities and 12.9% of our total homesites. We presently expect to continue to operate manufactured home communities, and may in the future acquire manufactured home communities, in areas that are either subject to rent control or in which rent-limiting legislation exists or may be enacted. Laws and regulations regulating landlord/tenant relationships or otherwise relating to the ownership and operation of manufactured home communities, whether existing law or enacted in the future, could limit our ability to increase rents or recover increases in our operating expenses and could make it more difficult for us to dispose of properties in certain circumstances. See "Risk Factors—Risk Related to Our Properties and Operations—Rent control or rent stabilization legislation and other regulatory restrictions may limit our ability to increase rents or dispose of our properties."

Environmental Matters

Under federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate and clean up a release of hazardous substances at such property, and may, under such laws and common law, be held liable for property damage and other costs incurred by third parties in connection with such releases. The liability under certain of these laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The failure to properly remediate the property may also adversely affect the owner's ability to lease, sell or rent the property or to borrow using the property as collateral. In connection with the ownership, operation and management of our properties, we could be legally responsible for environmental liabilities or costs associated with our properties or properties that we may acquire or manage in the future. We conduct an environmental review of each property prior to acquisition. We have obtained Phase I reviews on all but one of our properties and are not aware of any environmental issues that may materially impact the operations of any community. See "Risk Factors—Risks Related to Our Properties and Operations—Environmental compliance costs and liabilities associated with operating our communities may affect our results of operations."

Insurance

We believe that our properties are covered by adequate fire, flood and property insurance as well as commercial liability insurance provided by reputable companies and with commercially reasonable deductibles and limits. Furthermore, we believe our businesses and business assets are likewise adequately insured against casualty loss and third-party liabilities. Changes in the insurance market since September 11, 2001, have caused significant increases in insurance costs and deductibles, and have increased the risk that affordable insurance may not be available in the future.

Employees

Our employees are all employed by our management services subsidiary and perform various property management, maintenance, acquisition, renovation and management functions. As of September 30, 2003, our management services subsidiary had 615 full-time employees. None of the employees is represented by a union.

Legal Proceedings

We are a party to various legal actions resulting from our operating activities. These actions are routine litigation and administrative proceedings arising in the ordinary course of business, some of which are covered by liability insurance, and none of which is expected to have a material adverse effect on our consolidated financial condition, results of operations or cash flows taken as a whole.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers, their ages and their positions are set forth in the following table. Our board of directors currently consists of eleven individuals. Of our eleven directors, nine are outside directors who will satisfy the New York Stock Exchange's listing standards for independence, and eight have a significant ownership interest in our company, either directly or through affiliated companies.

Name	Age	Position
Scott D. Jackson	48	Chairman of the Board and Chief Executive Officer
John G. Sprengle	46	Vice Chairman of the Board, Executive Vice President and Chief Financial Officer
Todd M. Abbrecht	35	Director
James L. Clayton	69	Director
J. Markham Green	60	Director
Michael Greene	42	Director
Thomas M. Hagerty	40	Director
Randall A. Hack	56	Director
Eugene Mercy, Jr.	66	Director
Charles J. Santos-Buch	46	Director
Scott A. Schoen	45	Director
George W. McGeeney	43	President and Chief Operating Officer
Scott L. Gesell	45	Executive Vice President and General Counsel
Lawrence E. Kreider	56	Executive Vice President Finance, Accounting and Chief Information Officer

The following is a biographical summary of the experience of our directors and executive officers.

Scott D. Jackson, Chairman and Chief Executive Officer.    Mr. Jackson co-founded Holdings and the first of the Limited Partnerships in 1995 and has served as our Chairman and Chief Executive Officer since our inception in 1998. Mr. Jackson directs all strategic planning, corporate development and acquisition activities for our company. Prior to 1995, Mr. Jackson served in various senior positions in financial service companies owned or controlled by Gerald J. Ford and others from 1991 to 1994. In these capacities, he oversaw corporate finance activities, including financial service company acquisition, disposition and capital financing activities. Previously, Mr. Jackson worked in corporate finance – as Vice President of Corporate Finance and serving as Co-Head of the Financial Institutions Restructuring Group for Goldman, Sachs & Co. from 1987 to 1991; as Senior Vice President and Manager of Republic Bank Capital Markets from 1985 to 1987; and with Merrill Lynch Capital Markets from 1979 to 1985. He currently serves as a Director of Compass Bank of Colorado. Mr. Jackson holds a B.S. degree in Business Finance and Marketing from Colorado State University.

John G. Sprengle, Vice Chairman, Executive Vice President and Chief Financial Officer.    Mr. Sprengle co-founded Holdings and the first of the Limited Partnerships in 1995. Mr. Sprengle participates in all strategic planning activities, oversees the Accounting and Finance Department and the Legal Department, and has direct responsibility for due diligence functions related to community acquisitions. Mr. Sprengle has served as Chief Operating Officer from 1995 to 1999 and Chief Financial Officer from 2000 to 2001. Prior to 1995, Mr. Sprengle served in various positions at BankTexas Group, Inc. In his final position, he served as a Senior Vice President and Chief Credit Officer of this bank holding company (1980-1986 and 1988-1994). Mr. Sprengle served as the Vice President of Administration for the capital markets group of First Republic Bank, Dallas from 1986 to 1987. Mr. Sprengle holds a B.S. in Business Administration and Finance from Colorado State University.

Todd M. Abbrecht, Director.    Mr. Abbrecht has served as a director since August 2000. Mr. Abbrecht is a Managing Director with Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners, L.P. in 1992, Mr. Abbrecht was in the Mergers and Acquisitions department of Credit Suisse First Boston. Mr. Abbrecht serves on the Board of National Waterworks, Inc., Simmons Company and Michael Foods, Inc. Mr. Abbrecht received a B.S.E. in Finance from the Wharton School of the University of Pennsylvania and an M.B.A. from the Harvard University Graduate School of Business Administration.

James L. Clayton, Director.    Mr. Clayton will become a director upon consummation of our concurrent offerings. Mr. Clayton founded Clayton Homes, Inc. in 1966 and served as its Chairman until it was acquired by Berkshire Hathaway Inc. in 2003. He retired as Chief Executive Officer of Clayton Homes in 1999. He currently serves as a member of the Board of Directors of Dollar General Corporation and Branch Banking & Trust Co. where he serves as Chairman of the Executive Committee. Mr. Clayton is currently Chairman and principal shareholder of FSB Bankshares, a bank holding company. Mr. Clayton received a degree in engineering from the University of Tennessee and a J.D. from the University of Tennessee College of Law.

J. Markham Green, Director.    Mr. Green will become a director upon consummation of our concurrent offerings. Mr. Green is the interim Chief Executive Officer of PowerOne Media LLC. From 2001 to 2003, Mr. Green served as Vice Chairman of the Financial Institutions and Governments Group of JP Morgan Chase. From 1993 until joining JP Morgan Chase, he was involved in the start-up of eight companies, serving on the board of these companies and as Chairman of the Board of PowerOne Media LLC from 1997 to the present and on the Board of NextVenue Inc. from 1998 to 2000. From 1973 to 1992, Mr. Green served in various capacities at Goldman, Sachs & Co., beginning as a regional manager of the investment banking division. He was the co-head of the Financial Services Industry Group of Goldman, Sachs & Co. and served on several of the firm's internal committees. Mr. Green is a graduate of the University of Texas at Austin and earned an M.B.A. from Southern Methodist University.

Michael Greene, Director.    Mr. Greene has served as a director since August 2000. Mr. Greene is a founding partner of UBS Capital Americas, LLC, a private investment fund. Prior to the formation of UBS Capital Americas, LLC in 1999, Mr. Greene was a partner at UBS Capital LLC, a predecessor entity to UBS Capital Americas, LLC since 1993. Mr. Greene was a senior member of Union Bank of Switzerland's Leverage Finance Group from 1990 to 1992. Previously, he was a member of the Leverage Finance Group at Marine Midland Bank. Mr. Greene serves as a Director of Orphan Medical, Inc., TravelCenters of America, Inc. and several private companies. He is a graduate of the College of the Holy Cross and earned an M.B.A. from the Harvard University Graduate School of Business Administration.

Thomas M. Hagerty, Director.    Mr. Hagerty has served as a director since July 1998. Mr. Hagerty has been employed by Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company since 1988. Mr. Hagerty is a Managing Director of the firm. Mr. Hagerty is currently a director of several public and private companies including Cott Corporation, Syratech Corporation and Metris Companies. Mr. Hagerty served as Interim Chief Financial Officer of Conseco, Inc. from July 2000 until April 2001. In December 2002 Conseco, Inc. filed a petition under the federal bankruptcy code. Mr. Hagerty is a graduate of the University of Notre Dame and the Harvard University Graduate School of Business Administration.

Randall A. Hack, Director.    Mr. Hack has served as a director since November 2003. Mr. Hack currently serves as an Advisory Director of Berkshire Partners LLC, a private equity investment firm based in Boston. In addition, since 1995, Mr. Hack has served as a Senior Managing Director of Nassau Capital L.L.C., an investment firm that he co-founded that manages private equity on behalf of Princeton University's endowment. From 1990 to 1995, Mr. Hack served as President of the Princeton University Investment Company, which has management responsibility for Princeton University's endowment. From 1970 to 1988, he served as President and Chief Executive Officer of Matrix Development Company, a commercial and industrial real estate development firm that he founded. Mr. Hack is currently a director of several public and private companies including Crown Castle International, Vector Global Services Inc., Output Exploration L.L.C. and FiberTower Corporation. Mr. Hack is currently a Trustee of Quebec Labrador Foundation and Deerfield Academy. He is a graduate of Princeton University and the Harvard University Graduate School of Business Administration.

Eugene Mercy, Jr., Director.    Mr. Mercy has served as a director since April 2002. Mr. Mercy is currently a Principal in Granite Capital International Group, a New York money management firm, and a Senior Director of Goldman Sachs Group Inc. Mr. Mercy is a former Limited Partner of Goldman Sachs & Co. where he was in the Securities Sales and Equity Trading Department and the Commercial Real Estate Department. He later became the Partner-in-Charge of the Mortgage Securities Department of Goldman Sachs. In 1996, Mr. Mercy was appointed to the Goldman Sachs Limited Partner Advisory Committee, and after Goldman's successful public offering in May 1999, he became a Senior Director of Goldman Sachs Group Inc. Mr. Mercy is a Trustee Emeritus of the Board of Lehigh University, Vice Chairman of Continuum Health Partners, Inc. and former Vice Chairman of the Board of Loomis Institute. He is a Trustee of Public Color, a Trustee of NY Services for the Handicapped, a member of the Board of Trustees and executive committee of Seeds of Peace and a member of the Print and Rare Book Acquisition Committee of the Museum of Modern Art. Mr. Mercy is a graduate of Lehigh University and served as a First Lieutenant in the U.S. Army.

Charles J. Santos-Buch, Director.    Mr. Santos-Buch has served as a director since August 2000. Mr. Santos-Buch is a founding partner of UBS Capital Americas, LLC, a private investment fund. Prior to the formation of UBS Capital Americas, LLC in 1999, Mr. Santos-Buch was a partner at UBS Capital, LLC since 1996. Prior to joining UBS Capital LLC, Mr. Santos-Buch was a managing director at PaineWebber Incorporated, where he founded and ran the Financial Buyer Coverage Group. Prior to PaineWebber, Mr. Santos-Buch was a principal, co-founder and co-manager of the Leverage Finance Group at Alex. Brown & Company Incorporated. He began his career at Kidder, Peabody & Co., Incorporated, where he was a founding member of the High Yield Corporate Finance Group. Mr. Santos-Buch graduated from Harvard University and earned an M.B.A. from the Wharton School of Business of the University of Pennsylvania.

Scott A. Schoen, Director.    Mr. Schoen has served as a director since July 1998. Mr. Schoen is a Senior Managing Director at Thomas H. Lee Partners, L.P., which he joined in 1986. Prior to joining Thomas H. Lee Partners, L.P. in 1986, Mr. Schoen was in the Private Finance Department of Goldman, Sachs & Co. Mr. Schoen is a Director of AXIS Capital Holdings Limited, The Simmons Company, Syratech Corporation, TransWestern Publishing, L.P., United Industries Corporation and Wyndham International. Mr. Schoen received a B.A. in History from Yale University, a J.D. from Harvard Law School and an M.B.A. from the Harvard University Graduate School of Business Administration. He is a member of the New York Bar.

George W. McGeeney, President and Chief Operating Officer.    Mr. McGeeney has served as our President and Chief Operating Officer since August 2000. Prior to that date, from January 2000 through August 2000, Mr. McGeeney was an Executive Vice President of our company. Mr. McGeeney is responsible for the day-to-day operations of our community operations and retail home sales operations and oversees our human resources department. Prior to joining us in 2000, Mr. McGeeney was Managing Director of Pepsi-Cola Bottling Group – Greece from 1997 to 2000, and prior to that held senior management positions with Pepsi-Co. in India and the Czech Republic. Prior to working abroad, Mr. McGeeney held numerous management, merchandising and marketing positions with Pepsi-Co in both the beverage and restaurant divisions from 1987 to 1996. From 1983 to

1987, he was employed by Procter and Gamble, where he held a series of sales and management positions in the Beverage Division. Mr. McGeeney holds a B.A. from the University of Maryland, Baltimore County.

Scott L. Gesell, Executive Vice President and General Counsel.    Mr. Gesell has served as a Vice President and as the General Counsel and Secretary for each of the ARC entities since he joined our company. Mr. Gesell directs all legal matters for us, including overseeing outside counsel, acquisition activities, legal matters related to our operating businesses and other corporate related activities. Prior to joining us in 1996, Mr. Gesell served as General Counsel, and in his final position as a Senior Vice President/Director of Legal Operations, overseeing all of the bank's day-to-day legal operations for First Gibraltar Bank/First Nationwide Bank, which entity was owned and controlled by Gerald J. Ford and others. While with the First Gibraltar and First Nationwide Bank, he was significantly involved in mergers, acquisitions and divestitures, as well as corporate and regulatory matters. Prior thereto, he served in various legal capacities with the Federal Home Loan Bank of Dallas and was in private practice with the law firm of Andrews, Davis, Legg, Bixler, Milsten & Price in Oklahoma City. Mr. Gesell holds a B.A. and J.D. from the University of Nebraska at Lincoln. He is a member of the Colorado, Oklahoma and Texas bars.

Lawrence E. Kreider, Executive Vice President Finance, Accounting and Chief Information Officer.Mr. Kreider joined our company in 2001 as an Executive Vice President. Mr. Kreider has direct responsibility for the Accounting and Finance Department and the Information Technology Department. He also participates in strategic planning activities. Prior to joining us in 2001, Mr. Kreider was Senior Vice President of Finance for Warnaco Group Inc. and President of Warnaco Europe. Prior thereto, Mr. Kreider served in several senior finance positions, including Senior Vice President, Controller and Chief Accounting Officer, with Revlon, Inc. and MacAndrews & Forbes Holdings from 1986 to 1999. Prior thereto, he served in senior finance positions with Zale Corporation, Johnson Matthew Jewelry Corporation and Refinement International Company. Mr. Kreider began his career with Coopers & Lybrand. Mr. Kreider holds an M.B.A. from Stanford Graduate School of Business and a B.A. from Yale University.

Corporate Governance Profile

In connection with the completion of our concurrent offerings, we have revised our organizational structure and corporate governance in a manner we believe more closely aligns our interests with those of our stockholders:

•	Our board of directors is not staggered, with all of our directors subject to re-election annually.
•	Of our eleven directors, nine are outside directors who will satisfy the New York Stock Exchange's listing standards for independence, and eight have a significant ownership interest in our company, either directly or through affiliated companies.
•	We have opted out of the Maryland business combination and control share acquisition acts, and we may opt back in only with the approval of our stockholders.
•	We do not have a stockholder rights plan.
•	The 9.8% ownership limit provision in our charter will apply to individuals but generally not to entities or business organizations, thereby permitting corporate and institutional stockholders to acquire shares in excess of the limit as long as their share ownership otherwise would not violate our REIT tax status.
•	We do not have any agreements or arrangements to provide tax protection to any stockholder or any holder of OP units in our operating partnership.

Board Compensation

Members of our board of directors who are employees of our company or who are affiliated with one of our institutional stockholders will not receive any compensation for their service on the board. All other members of our board of directors will receive compensation of $30,000 annually, half of which will be paid in cash and half of which will be paid in shares of our common stock, which shares will be issued under our 2003 equity incentive plan, which is described under "—2003 Equity Incentive Plan." The directors will not receive any additional fees for board or commitee meetings. Each member of our board will be reimbursed for out-of-pocket expenses associated with service on our behalf and associated with attendance at or participation in board meetings or committee meetings.

Board Committees

Upon consummation of our concurrent offerings, our board of directors will appoint a nominating and corporate governance committee, an audit committee and a compensation committee. Each of these committees will have at least three directors and will be composed exclusively of independent directors.

Audit Committee.    The audit committee will help ensure the integrity of our financial statements, the qualifications and independence of our independent auditor and the performance of our internal audit function and independent auditors. The audit committee will select, assist and meet with the independent auditor, oversee each annual audit and quarterly review, establish and maintain our internal audit controls and prepare the report that federal securities laws require be included in our annual proxy statement. Mr. Green has been designated as chairman and Messrs. Greene and Hack have been appointed as members of the audit committee.

Compensation Committee.    The compensation committee will review and approve the compensation and benefits of our executive officers, administer our management incentive and 2003 equity incentive plans, produce an annual report on executive compensation for inclusion in our proxy statement and publish an annual committee report for our stockholders. Mr. Hagerty has been designated as chairman and Messrs. Abbrecht, Mercy and Santos-Buch have been appointed as members of the compensation committee.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee will develop and recommend to our board of directors a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of the NYSE, establish criteria for prospective members of our board of directors, conduct candidate searches and interviews, oversee and evaluate our board of directors and management, evaluate from time to time the appropriate size and composition of our board of directors and recommend, as appropriate, increases, decreases and changes in the composition of our board of directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders. Mr. Mercy has been designated as chairman and Messrs. Clayton, Green and Schoen have been appointed as members of the nominating and corporate governance committee.

Our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Executive Compensation

The following table sets forth the compensation received by our Chief Executive Officer and our four other most highly compensated executive officers who were serving in such capacities on December 31, 2003 with respect to our 2003 fiscal year. Such executive officers are referred to herein collectively as the "named executive officers."

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name And Principal Position	Year	Base Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Awards ($)	Securities Underlying Options ($)	All Other Compensation ($)
Scott D. Jackson	2003	500,000	0	0	0	0	93.00
Chairman of the Board
and Chief Executive Officer
John G. Sprengle	2003	375,000	0	0	0	0	93.00
Vice Chairman of the
Board, Executive Vice President and Chief Financial Officer
George W. McGeeney	2003	375,000	165,367	0	0	0	93.00
President and Chief
Operating Officer
Lawrence E. Kreider	2003	375,000	0	0	0	0	93.00
Executive Vice
President Finance, Accounting and Chief Information Officer
Scott L. Gesell	2003	250,000	0	0	0	0	93.00
Executive Vice
President and General Counsel

*	Included costs for company-provided life insurance.

Employment Agreements

We will enter into employment agreements, which will become effective as of the completion of our concurrent offerings, with Messrs. Jackson, Sprengle and McGeeney. The employment agreements provide for Mr. Jackson to serve as our Chief Executive Officer, Mr. Sprengle to serve as our Executive Vice President and Chief Financial Officer and Mr. McGeeney to serve as our President and Chief Operating Officer. These employment agreements require the executives to devote substantially all of their business attention and time to our affairs, with certain specified exceptions with respect to Mr. Jackson.

The employment agreements each have a term of three years, with automatic one-year renewals commencing on the first anniversary of our concurrent offerings, unless either party provides at least 60 days' notice of non-renewal.

The employment agreements provide for:

•	an annual base salary of $500,000 for Mr. Jackson and $375,000 for each of Messrs. Sprengle and McGeeney, subject to increase by our board of directors in its sole discretion;

•	eligibility for annual cash performance bonuses under our management incentive plan (see "Executive Compensation—Management Incentive Plan"), conditional upon and subject to the satisfaction of performance goals established in accordance with the terms of such plan, with no minimum bonus amount guaranteed;
•	eligibility for participation in our 2003 equity incentive plan; and
•	participation in all of the employee compensation, welfare and benefit plans and arrangements made available by us to our similarly situated executives.

Mr. Jackson's employment agreement provides that, if his employment is terminated by us without "cause" (which is defined as the willful and continued failure to substantially perform his duties which has not been cured within 30 days after notice is delivered to him; the willful engagement in conduct which is demonstrably and materially injurious to us; or his having been convicted of or having plead guilty or no contest to a felony) or by Mr. Jackson for "good reason" (which is defined as a material breach by us of our obligations under the employment agreement; any termination of Mr. Jackson's employment with us not made in accordance with the terms of the employment agreement; or a substantial reduction in Mr. Jackson's base salary or his opportunity to participate in the aggregate in our incentive compensation or other employee welfare and benefit plans) regardless of whether a change in control has occurred, Mr. Jackson will be entitled to the following severance payments and benefits:

•	payment equal to two times the sum of Mr. Jackson's then-current annual base salary plus his average cash bonus payment for the last three years following completion of our concurrent offerings, with the amount paid out over two years;
•	his prorated target annual bonus for the year in which the termination occurs; and
•	medical and other benefits for the two-year period immediately following termination of his employment, subject to reduction to the extent that comparable benefits are made available by a subsequent employer.

Mr. Jackson's employment agreement also provides for payment of the same severance payment and benefits in the event of his death or "disability" (as defined in the employment agreement), except that in the case of Mr. Jackson's death, benefit continuation will be for a period of one year rather than two years, and in the case of Mr. Jackson's death or disability, all equity incentive awards then held by Mr. Jackson will become fully vested, to the extent not then vested.

The employment agreements for Messrs. Sprengle and McGeeney provide that, if the executive's employment is terminated by us without "cause" or by the executive for "good reason" (which is defined as a substantial reduction in the executive's salary, incentive compensation plans and other benefits in the the aggregate), prior to "change in control" (as defined in the employment agreements), the executive will be entitled to the following severance benefits:

•	payment of the executive's then-current annual base salary for a period of two years, in the case of Mr. Sprengle, or 1.5 years in the case of Mr. McGeeney; and
•	continuation of medical and other benefits for the two-year period immediately following termination of the executive's employment, subject to reduction to the extent that comparable benefits are made available by a subsequent employer.

Messrs. Sprengle's and McGeeney's employment agreements provide that if the executive's employment is terminated by us without cause or by the executive for good reason following a change in control, he will be entitled to the following severance benefits:

•	payment equal to two times, in the case of Mr. Sprengle, or 1.5 times, in the case of Mr. McGeeney, the sum of the executive's then-current annual base salary plus his average cash bonus payment for the last three years following completion of our concurrent offerings, with the amount paid out over two years, in the case of Mr. Sprengle, or 18 months, in the case of Mr. McGeeney;

•	his prorated target annual bonus for the year in which the termination occurs; and
•	medical and other benefits for the two-year period immediately following termination of his employment, subject to reduction to the extent that comparable benefits are made available by a subsequent employer.

Pursuant to their employment agreements, in the event of his death or disability, each of Messrs. Sprengle and McGeeney will be entitled to receive the same severance payments and benefits as described immediately above, except that in the case of the executive's death, benefit continuation will be for a period of one year rather than two years, and in the case of the executive's death or disability, all equity incentive awards then held by the executive will become fully vested, to the extent not then vested.

Each of the employment agreements requires us to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive pursuant to his employment agreement or otherwise in connection with a change in control would be subject to the excise tax imposed on certain so-called "excess parachute payments" under Section 4999 of the Code.

Each of the employment agreements contains confidentiality provisions which apply indefinitely, non-competition covenants which apply during the employment period and for a two-year period thereafter (or eighteen months in the case of Mr. McGeeney) and non-solicitation provisions which apply during the employment period and for a two-year period thereafter (or eighteen months in the case of Mr. McGeeney), unless termination follows a "change in control."

Mr. Jackson's employment agreement also contains an exception to his non-competition covenant to permit him to devote time to the management and operation of Global Mobile and JJ&T consistent with past practice. In addition, Mr. Jackson's agreement prohibits him from directly or indirectly acquiring any manufactured home communities. Mr. Jackson's employment agreement also provides us with a right of first refusal, for so long as he serves as our Chairman or Chief Executive Officer, in connection with any proposed sale by Mr. Jackson of any or all communities he owns directly or indirectly. Pursuant to this right, we may acquire such community or communities at 95% of their fair market value.

Severance Agreements

We will enter into severance agreements, which will become effective as of the consummation of our concurrent offerings, with each of Messrs. Gesell and Kreider. Each of the severance agreements has a term of three years, with automatic one-year renewals commencing on the first anniversary of our concurrent offerings, unless either party to the respective agreement provides at least 60 days' notice of non-renewal. The severance agreements provide that if, prior to a "change in control" (as defined in the severance agreements), the executive's employment is terminated by us other than for "cause" (as defined in the severance agreements) or by the executive for any reason, the executive will be entitled to receive continued payment of his then-current base salary, paid in accordance with our ordinary payroll schedule, for the one-year period immediately following termination of employment.

The severance agreements also provide that if, following a "change in control" (as defined in the applicable severance agreement), the executive's employment is terminated by us without cause or by the executive for "good reason" (which is defined as a substantial reduction in the executive's salary, incentive compensation plans and other benefits, in the aggregate), the executive will be entitled to the following severance payments and benefits:

•	payment equal to the sum of the executive's then-current annual base salary plus average cash bonus over the last three years following our concurrent offerings, with the amount paid out over one year;
•	the executive's prorated target annual bonus for the year in which the termination occurs; and

•	health and welfare benefits for the two-year period immediately following termination of employment, subject to reduction to the extent that the executive receives comparable benefits from a subsequent employer.

If at any time during the term of the severance agreement, the executive's employment is terminated because of his death or "disability" (as defined in the severance agreement), the executive will be entitled to receive continued payment of his then-current base salary, paid in accordance with our ordinary payroll schedule, for the one-year period immediately following termination of employment. In addition, all equity awards previously granted to the executive will become immediately vested and/or exercisable.

The severance agreements also contain confidentiality provisions which apply indefinitely, and non-competition and non-solicitation provisions which apply during the employment period and for a one-year period thereafter. Each of the severance agreements requires us to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive pursuant to his severance agreement or otherwise in connection with a change in control would be subject to the excise tax imposed on certain so-called "excess parachute payments" under Section 4999 of the Code.

Limitations on Liability and Indemnification

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.

Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty,
•	the director or officer actually received an improper personal benefit in money, property or services or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter also authorizes us, to the maximum extent permitted by Maryland law, to indemnify (a) any present or former director or officer or (b) any individual who, while a director or officer and at our request, serves or has served another corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, against any claim or liability arising from that status and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us to provide such indemnification and advance of expenses.

Management Incentive Plan

We have adopted the management incentive plan, which provides for cash bonus awards to those key employees of our company and its subsidiaries selected by our compensation committee for participation in the plan. It is currently anticipated that our executive officers and certain of our other senior management employees will participate in the management incentive plan. A participant may receive a cash bonus under the management incentive plan based upon the attainment, during each performance period, of performance objectives which are established by our compensation committee. These performance objectives may be based on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

•	return on total stockholder equity;
•	earnings per share (which may include the manner in which such earnings goals were met);
•	net income (before or after taxes);
•	earnings before interest, taxes, depreciation and amortization;
•	revenues;
•	return on assets;
•	market share;
•	cost reduction goals;
•	funds from operations; or
•	any combination of, or a specified increase in, any of the foregoing.

Performance objectives may be applied to one or more of our company, any of our subsidiaries or affiliates, or any of our divisions or strategic business units, and may be applied to performance relative to a market index or a group of other companies. The compensation committee will have the authority to make adjustments to the performance objectives in recognition of unusual or non-recurring events. The performance goals may include a threshold level of performance below which no compensation will be earned, levels of performance at which specified compensation will be earned, and a maximum level of performance beyond which no additional compensation will be earned.

The amount of each participant's bonus will be based upon a bonus formula determined by our compensation committee, in its sole discretion, that ties such bonus to the attainment of the applicable performance goals, and will, unless otherwise determined by our compensation committee, range from 75% to 125% of certain specified target amounts. Under the management incentive plan, none of our executive officers may receive a bonus payment for any performance period that exceeds 125% of his base salary. Except as otherwise provided in a participant's employment or other individual agreement, the payment of a cash bonus to a participant for a performance period will be conditioned upon the participant's continued employment on the last day of the performance period. However, in the event of a change in control (as defined in the management incentive plan) the performance period then in effect will be deemed to have been completed, the maximum level of performance will be deemed to have been achieved, and all participants will receive payment within ten business days after the change in control, regardless of whether the individual is then employed by us or any of our affiliates. We may amend, suspend or terminate the management incentive plan at any time, provided that no amendment of the plan may adversely affect an award granted prior to the amendment without the participant's consent.

2003 Equity Incentive Plan

We have adopted the 2003 equity incentive plan, which provides for the grant of equity-based incentives, including restricted shares of our common stock, stock options, grants of shares and other equity-based awards, to our directors, officers and other employees and our subsidiaries selected by our compensation committee for participation in the plan. Up to 1,992,387 shares will be available for grants pursuant to this plan, of which 625,000 shares will be granted prior to completion of our concurrent offerings. No participant in our 2003 equity incentive plan may be granted awards in any fiscal year covering more than 500,000 shares of our common stock.

The 2003 equity incentive plan will be administered by our compensation committee, which will have discretion, among other things, to determine the persons to whom awards will be granted, the number of shares of our common stock to be subject to awards and the other terms and conditions of the awards, including whether the vesting and/or exercisability of the award will be subject to the attainment of one or more performance goals. These performance goals may be based on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

•	return on total stockholder equity;
•	earnings per share (which may include the manner in which such earnings goals were met);
•	net income (before or after taxes);
•	earnings before interest, taxes, depreciation and amortization;
•	revenues;
•	return on assets;
•	market share;
•	cost reduction goals;
•	funds from operations; or
•	any combination of, or a specified increase in, any of the foregoing.

Performance objectives may be applied to one or more of our company, any of our subsidiaries or affiliates, or any of our divisions or strategic business units, or may be applied to performance relative to a market index or a group of other companies. The compensation committee will have the authority to make adjustments to the performance objectives in recognition of unusual or non-recurring events. The 2003 equity incentive plan provides that in no event will the compensation committee be authorized to reprice stock options, or to lower the base or exercise price of any other award granted under the plan, without obtaining the approval of our stockholders.

Stock options granted under the 2003 equity incentive plan may be either "incentive stock options" within the meanings of Section 422 of the Code, or nonqualified stock options. Holders of restricted stock will generally be entitled to vote and receive dividends on their restricted shares, but our compensation committee may determine in its discretion that dividends paid while the shares are subject to restrictions may be reinvested in additional shares of restricted stock. Except as otherwise permitted by our compensation committee, awards granted under the 2003 equity incentive plan will be transferable only by will or through the laws of descent and distribution, and each stock option will be exercisable during the participant's lifetime only by the participant. We intend that the portion of director fees to be paid to our outside directors that is to be paid in shares of stock will be paid through this plan.

In the event of a change in control of our company (as defined in the 2003 equity incentive plan), all awards then outstanding under the 2003 equity incentive plan will become vested and/or exercisable, and any performance goals imposed with respect to then-outstanding awards will be deemed to be fully achieved.

Share Grants and Restricted Share Grants to Executive Officers

Immediately prior to completion of our concurrent offerings, we will grant awards under our 2003 equity incentive plan comprising an aggregate of 625,000 shares of common stock to certain of our officers and employees, including grants to our named executive officers, as follows: Mr. Jackson, 322,500 shares; Mr. Sprengle, 82,500 shares; Mr. McGeeney, 75,000 shares; Mr. Gesell, 20,000 shares; and Mr. Kreider, 10,000 shares. All of the shares granted to Messrs. Jackson and Sprengle and one-half of the shares granted to Messrs. McGeeney, Gesell and Kreider will be fully vested upon grant, and the remaining shares granted to each of Messrs. McGeeney, Gesell and Kreider will be restricted shares and will vest ratably on each of the first five annual anniversaries of the date of grant.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee interlocks and none of our employees participates on the compensation committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Global E Portfolio

Our Chairman and Chief Executive Officer, Scott D. Jackson, is the sole stockholder of JJ&T, and together with JJ&T is the 99% owner of Global Mobile. Global Mobile and JJ&T own 100% of the membership interests of Global E, which owns six manufactured home communities with 554 total homesites located in Wyoming. One of our subsidiaries is a party to a property management agreement with Global E pursuant to which the subsidiary manages all of the communities owned by Global E in consideration for a management fee equal to 3% of gross revenues. This subsidiary also is a party to an accounting services agreement with Global E whereby it provides accounting services for Global Mobile in exchange for a fee of $800 per month. For the nine months ended September 30, 2003 and the year ended December 31, 2002 our management services subsidiary received $91,000 and $89,000, respectively, pursuant to these agreements. Neither the property management agreement nor the accounting services agreement can be amended without our consent. Mr. Jackson has agreed that he may not terminate either the property management agreement or the accounting services agreement for so long as he is serving as our Chairman or our Chief Executive Officer. We may terminate either of these agreements upon 30 days prior written notice.

Mr. Jackson will enter into an employment agreement with us effective as of the date we complete our concurrent offerings. The employment agreement will require him to devote substantially his full business time and attention to our company and will include a non-competition covenant prohibiting Mr. Jackson from engaging in certain activities during the term of his employment and for two years following certain terminations of his employment. The employment agreement includes an exception to the non-competition covenant pursuant to which Mr. Jackson is permitted to devote time to the management and operation of JJ&T and Global Mobile consistent with past practice. The employment agreement also prohibits Mr. Jackson from directly or indirectly acquiring any manufactured home communities. Mr. Jackson also has agreed to provide us with a right of first refusal in the event that he proposes to dispose of any or all of the manufactured home communities owned directly or indirectly by him for so long as he serves as our Chairman or our Chief Executive Officer. Pursuant to this right, we will have the right to acquire any such community proposed to be sold by Mr. Jackson for a purchase price equal to 95% of the purchase price of the proposed sale.

Lease by Windstar Aviation Corp.

Global Mobile also has an airplane hangar located at Centennial Airport, Englewood, Colorado. Windstar Aviation Corp., a wholly owned subsidiary of our operating partnership, owns an airplane that we use in connection with our operations and leases office and airplane hangar space from Global Mobile at Centennial Airport in Englewood, Colorado. The leases were entered into in June 1999, with a 60-month primary term and a renewal option for an additional 60 month term. Lease payments total $4,400 per month during the initial term, and an adjustment tied to the consumer price index is provided for the renewal term.

Affiliate Accounts Receivable

At September 30, 2003 companies owned and controlled by Mr. Jackson owed our management subsidiary approximately $347,000 in accounts receivable, primarily related to rental homes acquired and property management services performed on behalf of these companies. These companies repaid $55,000 in October 2003 and the remainder of these receivables were accrued prior to July 30, 2002. Subsequent to September 30, 2003, these companies paid these accounts receivable.

Loan to Executive Officer

On July 30, 2002, we made a loan to George McGeeney, our President and Chief Operating Officer, in the principal amount of $100,000. The loan matures on the earlier of June 30, 2005 or the date of termination of Mr. McGeeney's employment by us. The interest rate is 4.75% per annum. Mr. McGeeney was required to and has been making monthly interest-only payments beginning August 31, 2002. The loan is prepayable by Mr. McGeeney at any time.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our policies with respect to investments, financing and certain other activities. Our policies with respect to these activities have been determined by our board of directors and, in general, may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders, except that changes in certain policies with respect to conflicts of interest must be consistent with legal requirements.

Investment Policies

Investments in Real Estate or Interests in Real Estate.    We conduct all of our investment activities through our operating partnership and its affiliates. Our investment objectives are to increase cash flow, maximize the value of our communities and acquire established income-producing manufactured housing community properties with cash flow growth potential. Additionally, we will seek to selectively expand and upgrade both our properties and any newly acquired communities. Our business will be focused primarily on manufactured housing community properties and activities directly related thereto including our retail home sales, consumer finance and other complementary businesses. Our policy is to acquire assets primarily for generation of current income and long-term value appreciation; however, where appropriate, we will sell certain manufactured housing community properties. We have not established a specific policy regarding the relative priority of the investment objections. For a discussion of our communities and our business and other strategic objectives, see "Business and Properties."

We expect to pursue our investment objectives through the direct ownership of properties, but may also make investments in other entities. We intend initially to focus on manufactured housing community properties in those states where we operate and select new markets. We anticipate that newly acquired properties will be located in the U.S. However, future investments, including the activities described below, will not be limited to any geographic area or to a specified percentage of our assets. We believe that opportunities exist to acquire established manufactured housing community properties which do not possess the risks inherent in new development. We believe that, in recent years, the available investment returns have not justified the leasing risk associated with new development and, thus, we do not presently intend to engage in development of new communities. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes.

We also may participate with other entities in the ownership of manufactured home communities through joint ventures or other types of co-ownership. We may enter into joint ventures from time to time if we determine that doing so would be the most effective means of raising capital, including with respect to non-stabilized communities that we acquire. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring investments. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages.    While we will emphasize equity real estate investments in manufactured housing community properties, we may, at the discretion of our board of directors, invest in mortgages and other interests related to manufactured housing community properties. We do not presently intend to invest to a significant extent in mortgages or deeds of trust, but may do so subject to the investment restrictions applicable to REITs. The mortgages in which we may invest may be either first mortgages or junior mortgages, and may or may not be insured by a governmental agency. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Investments in Chattel Paper.    While we will emphasize equity real estate investments in manufactured home community properties, we intend to invest in chattel paper. Our consumer finance initiative will involve our purchase of consumer installment sales contracts that are secured by chattel (manufactured homes located in our communities). These installment sales contracts will be originated and serviced by an unaffiliated third party. Perfection of security interests in chattel varies on a state-by-state basis, but is generally done by reflecting the existence of a security interest on the title to a manufactured home. Foreclosure of this interest also varies from state to state, but generally follows the guidelines set forth in the UCC as adopted in the various states.

Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Other Issuers.     Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, we may invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We may acquire all or substantially all of the securities or assets of other REITs or similar entities where such investment would be consistent with our investment policies. In any event, we do not intend that our investments in securities will require us to register as an "investment company" under the 1940 Act, and we would intend to divest securities before any such registration would be required.

Investments in Non-Real Estate Ventures.    We may seek to enter into new non-real estate business ventures and to grow our existing non-real estate business ventures. Our operating partnership owns businesses that currently do or may in the future engage in more diverse and more risky ventures such as the sale of manufactured homes, finance of manufactured home sales, inventory financing, mortgage financing, sales of home improvement products, brokerage of manufactured homes, third-party property management, and other non-real estate business ventures that our management and board of directors determine, using reasonable business judgment, will benefit us.

Financing Policies

We presently intend to maintain a ratio of our consolidated total indebtedness-to-total market capitalization of 65% or less. Our total market capitalization is defined as the sum of the market value of our outstanding common stock and preferred stock (which may decrease, thereby increasing our debt to total capitalization ratio), plus the aggregate value of OP units not owned by us, plus the book value of our total consolidated indebtedness. Since this ratio is based, in part, upon market values of equity, it will fluctuate with changes in the price of our common stock; however, we believe that this ratio provides an appropriate indication of leverage for a company whose assets are primarily real estate. We expect that our ratio of debt-to-total market capitalization upon consummation of our concurrent offerings, the Hometown acquisition and the financing transactions will be approximately 49% (47% if the underwriters' over-allotment options in connection with our concurrent offerings are exercised in full). Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. Our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Accordingly, we may increase or decrease our ratio of debt-to-total market capitalization beyond the limits described above. If these policies were changed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to make distributions to our stockholders. See "Risk Factors—Risks Related to Our Debt Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional OP units, retain earnings (subject to provisions in the Internal Revenue Code requiring distributions of income to maintain REIT status), or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Conflicts of Interest Policies

Policies Applicable to All Directors and Officers.    We have adopted certain policies that are designed to eliminate or minimize certain potential conflicts of interest. In addition, our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts. However, there can be no assurance that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

We reserve the right to dispose of any of our properties, based upon management's periodic review of our portfolio, if our board of directors determines that such action would be in the best interest of our stockholders. Any decision to dispose of a property will be made by our board of directors. Two of our directors, Eugene Mercy and J. Markham Green, hold OP units through which Mr. Mercy has deferred gains associated with all the properties we acquired in the reorganization and Mr. Green has deferred gains associated with properties we acquired from LP I and LP II in the reorganization. Any decision by our board of directors to dispose of one or more of these properties in which Mr. Mercy or Mr. Green has an interest could have tax consequences for Mr. Mercy or Mr. Green, as the case may be. We would anticipate that Mr. Mercy and Mr. Green would abstain from any vote of our board with respect to a proposed disposition of any property if Mr. Mercy or Mr. Green, as the case may be, had a material financial interest in the proposed transaction.

Interested Director and Officer Transactions

Pursuant to Maryland law, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director's vote in favor thereof. However, such transaction will not be void or voidable only if:

•	the material facts relating to the common directorship or interest and as to the transaction are disclosed to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;
•	the material facts relating to the common directorship or interest and as to the transaction are disclosed to our stockholders entitled to vote thereon, and the transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote (other than the votes of shares owned of record or beneficially by the interested director); or
•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Delaware law (where our operating partnership is formed), we, as general partner, have a fiduciary duty to our operating partnership and, consequently, such transactions also are subject to the duties of care and loyalty that we, as general partner, owe to limited partners in our operating partnership (to the extent such duties have not been eliminated pursuant to the terms of the partnership agreement). We will adopt a policy which requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Business Opportunities

Pursuant to Maryland law, each director is obligated to offer to us any business opportunity (with certain limited exceptions) that comes to him and that we reasonably could be expected to have an interest in pursuing. Upon completion of our concurrent offerings, Mr. Jackson will continue to own interests in certain other properties. We will not own any interest in these properties. See "Certain Relationships and Related Transactions—Global E Portfolio."

Policies with Respect to Other Activities

We may, but do not presently intend to, make investments other than as previously described. We have authority to offer shares of our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire shares of our common stock or other equity or debt securities in exchange for property. Similarly, we may offer additional OP units, which are redeemable, in exchange for property. We also may make loans to third parties, including joint ventures in which we participate. As described in "Affordable Residential Communities LP Partnership Agreement," we expect, but are not obligated, to issue shares of our common stock to holders of OP units upon exercise of their redemption rights. Our board of directors has no present intention of causing us to repurchase any common stock. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See "Description of Stock — Power to Issue Additional Shares of Common Stock and Preferred Stock." We have not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to be consistent with the requirements of the Internal Revenue Code to qualify as a REIT unless, because of circumstances or changes in the Internal Revenue Code (or the regulations promulgated thereunder), the board of directors determines that it is no longer in our best interest to continue to have us qualify as a REIT. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act. Our policies with respect to such activities may be reviewed and modified from time to time by our directors without notice to or the vote of the stockholders.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock, prior to and following completion of our common stock offering, with respect to:

•	Each person who is the beneficial owner of more than five percent of our outstanding common stock;
•	Each of our directors;
•	Each of our named executive officers; and
•	All directors and executive officers as a group.

Name and Address (1)	Number of Shares Beneficially Owned Prior to Our Common Stock Offering		Shares Beneficially Owned After Our Common Stock Offering
	Number	Percentage (2)	Number	Percentage (3)
5% Stockholders:
Thomas H. Lee Equity Fund IV, L.P. and certain of its affiliates and related entities (4)	9,130,288	51.7%	9,127,517	22.3%
c/o Thomas H. Lee Partners, L.P. 75 State Street Suite 2600 Boston, MA 02109
Capital ARC Holdings, LLC (7)	2,918,270	17.2%	2,918,270	7.2%
299 Park Avenue New York, NY 10171
Nassau Capital Funds L.P.	2,164,292	12.8%	1,767,257	4.4%
Nassau Capital Partners II L.P. NAS Partners I L.L.C. 22 Chambers Street Princeton, NJ 08542
Directors and Executive Officers:
Scott D. Jackson (10)(13)	718,631	4.2%	681,819	1.7%
Todd M. Abbrecht (5)	8,758,767	49.6%	8,758,767	21.4%
James L. Clayton	-0-	*	-0-	*
J. Markham Green(6)	127,000	*	127,000	*
Michael Greene (7)	2,918,270	17.2%	2,918,270	7.2%
Thomas M. Hagerty (5)	8,776,266	49.7%	8,776,266	21.4%
Randall A. Hack (8)	2,164,292	12.8%	1,767,257	4.4%
Eugene Mercy, Jr. (9)	321,211	1.9%	321,211	*
Charles Santos-Buch (7)	2,918,270	17.2%	2,918,270	7.2%
John G. Sprengle (10)(11)	170,907	1.0%	253,407	*
Scott A. Schoen (5)(12)	8,776,260	49.7%	8,776,260	21.4%
Scott L. Gesell (14)	49,308	*	69,308	*
Lawrence E. Kreider (15)	—	*	10,000	*
George W. McGeeney (16)	10,604	*	85,604	*
All directors and executive officers as a group (16 persons total)	15,305,739	85.6%	15,144,392	36.8%

*	Less than one percent.
(1)	Except as otherwise indicated in the footnotes below, the address for each executive officer is 600 Grant Street, Suite 900, Denver, CO 80203.
(2)	Pre-offering calculations assume 16,972,738 shares of our common stock outstanding as of January 23, 2004. In addition, pre-offering amounts for each stockholder assume the issuance of all shares issuable upon exercise of outstanding warrants and all shares issuable upon redemption of outstanding OP units, in each case, held by the stockholder, and amounts for all directors and executive officers as a group assume the issuance of all shares issuable upon exercise of outstanding warrants and all shares issuable upon redemption of outstanding OP units held by such directors and executive officers.
(3)	Post-offering calculations assume 40,267,079 shares of our common stock outstanding immediately after the completion of our concurrent offerings, including 625,000 shares of our common stock to be awarded prior to the completion of our concurrent offerings, 420,875 shares of our common stock to be issued upon redemption of OP units that will be sold by selling stockholders and 1,534 shares of our common stock to be redeemed by us for cash in connection with completion of our concurrent offerings. In addition, post-offering amounts for each stockholder assume the issuance of all shares issuable upon exercise of outstanding warrants and all shares issuable upon redemption of outstanding OP units, in each case, held by the stockholder, and amounts for all directors and executive officers as a group assume the issuance of all shares issuable upon exercise of outstanding warrants and all shares issuable upon redemption of outstanding OP units held by such directors and executive officers.
(4)	Shares beneficially owned consist of 8,426,564 shares of common stock owned of record by Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Foreign Fund IV-B, L.P., Thomas H. Lee Charitable Investment L.P., Thomas H. Lee Limited Partnership and certain individuals affiliated with Thomas H. Lee Partners, and 703,724 shares of common stock issuable upon exercise of warrants to purchase shares of our common stock held by the foregoing entities and persons. Each warrant is exercisable for one share of common stock, at an exercise price of $20.77 per share, with an expiration date of July 23, 2010.
(5)	Shares beneficially owned include 8,078,225 shares and warrants to purchase 686,861 shares held by the following affiliates: Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., and Thomas H. Lee Foreign Fund IV-B, L.P. Except to the extent of a pecuniary interest therein, each of Mr. Abbrecht, Mr. Hagerty and Mr. Schoen disclaims beneficial ownership of the shares beneficially owned in the aggregate by such related entities. Each of Mr. Abbrecht, Mr. Hagerty and Mr. Schoen may be deemed to share voting and investment power with other investors with respect to the shares beneficially owned by such related entities. Each of Mr. Abbrecht, Mr. Hagerty and Mr. Schoen, respectively, owns 4,597, 20,744 and 20,744 shares of common stock. Mr. Abbrecht has warrants for the purchase of 383.95 shares of common stock, Mr. Hagerty has warrants for the purchase of 1,732.50 shares of common stock, and Mr. Schoen has warrants for the purchase of 1,725.46 shares of common stock, with all warrants having an exercise price of $20.77 per share and an expiration date of July 23, 2010.
(6)	Shares beneficially owned consist of 34,871 paired equity units exchangeable for cash or, at our election, an aggregate of 34,871 shares of our common stock and 92,129 shares of our common stock.
(7)	Represents 2,918,270 shares held by Capital ARC Holdings, LLC, which is an affiliate of UBS Capital Americas, LLC. Except to the extent of a pecuniary interest therein, each of Mr. Greene and Mr. Santos-Buch disclaims beneficial ownership of the shares beneficially owned by Capital ARC Holdings, LLC. Each of Mr. Greene and Mr. Santos-Buch may be deemed to share voting and investment power with other investors with respect to the shares beneficially owned by Capital ARC Holdings, LLC. Does not include 972,756 shares of common stock held by UBS Capital LLC, a subsidiary of UBS AG. Prior to November 2003, UBS Capital LLC owned a 25% interest in Capital ARC Holdings, LLC. In November 2003, Capital ARC Holdings, LLC redeemed UBS Capital LLC's entire 25% interest in Capital ARC Holdings, LLC in exchange for 25% of its shares of our common stock, or 972,756 shares.
(8)	Represents 2,164,292 shares beneficially owned prior to our common stock offering and 1,767,257 shares beneficially owned after our common stock offering held by Nassau Capital Funds, L.P., Nassau Capital Partners II L.P. and NAS Partners I L.L.C. Except to the extent of a pecuniary interest therein, Mr. Hack disclaims beneficial ownership of the shares beneficially owned in the aggregate by such related entities. Mr. Hack may be deemed to share voting and investment power with other investors with respect to the shares beneficially owned by such related entities.
(9)	Shares beneficially owned consist of 128,059 paired equity units exchangeable for cash or, at our election, an aggregate of 128,059 shares of our common stock and 141,721 shares of our common stock. In addition, the Mercy 1995 Family Trust, for which Mr. Mercy is a trustee, owns an additional 2,047 shares of common stock, and the Mercy Foundation, of which Mr. Mercy is a trustee, owns 26,202 paired equity units exchangeable for cash or, at our election, an aggregate of 26,202 shares of our common stock. These numbers include 23,182 paired equity units exchangeable for cash or, at our election, an aggregate of 23,182 shares of our common stock held by his wife, Susan Mercy, for which he disclaims any beneficial ownership.
(10)	Each of Messrs. Jackson and Sprengle has warrants for the purchase of 7.04 shares of our common stock, at an exercise price of $20.77 per share, with an expiration date of July 23, 2010.
(11)	Includes 7.04 shares of common stock issuable upon exercise of warrants to purchase shares of our common stock, at an exercise price of $20.77 per share, with an expiration date of July 23, 2010, which are held by his wife, Karen Sprengle, and for which he disclaims any beneficial ownership. Shares beneficially owned after our common stock offering includes 82,500 shares of our common stock to be granted immediately prior to the completion of our concurrent offerings.
(12)	Includes 7.04 shares of common stock, issuable upon exercise of warrants to purchase shares of our common stock, at an exercise price of $20.77 per share, with an expiration date of July 23, 2010, which are held by his wife, Laurie Schoen, and for which he disclaims any beneficial ownership.
(13)	Includes 359,312 shares of our common stock owned by Mr. Jackson's former wife, which she is selling in the common stock offering. Pursuant to the divorce decree, Mr. Jackson has voting power with respect to these shares. Shares beneficially owned after our common stock offering includes 322,500 shares of our common stock to be granted immediately prior to the completion of our concurrent offerings.
(14)	Shares owned after our common stock offering includes 20,000 shares of our common stock to be granted immediately prior to the completion of our concurrent offerings, 10,000 of which will be subject to restrictions and will vest ratably over five years and 7.04 shares of common stock issuable upon exercise of warrants to purchase shares of our common stock, at an exercise price of $20.77 per share, with an expiration date of July 23, 2010, which are held by his wife, Betty Gesell, and for which he disclaims any beneficial ownership.
(15)	Shares owned after our common stock offering includes 10,000 shares of our common stock to be granted immediately prior to the completion of our concurrent offerings, 5,000 of which will be subject to restrictions and will vest ratably over five years.
(16)	Shares owned after our common stock offering includes 75,000 shares of our common stock to be granted immediately prior to the completion of our concurrent offerings, 37,500 of which will be subject to restrictions and will vest ratably over five years.

SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of shares of common stock by the selling stockholders as of January 23, 2004, the maximum number of shares of common stock being offered by the selling stockholders under this prospectus and the beneficial ownership of shares of common stock by the selling stockholders on January 23, 2004 as adjusted to give effect to the sale of the shares of common stock offered by this prospectus. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that the stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. Shares may also be sold by donees, pledgees or other transferees or successors in interest of the selling stockholders.

If the lead underwriters advise us that the number of securities requested to be included in our common stock offering exceeds the number which can be sold, we will include in our common stock offering all of the common stock we proposed to sell and then the common stock held by those stockholders requesting to include their shares in our common stock offering, pro rata among such stockholders in accordance with the number of securities requested to be registered by such stockholders. In accordance with notices that we received from these stockholders, we expect to include 2,364,854 shares of common stock to be sold by selling stockholders in our common stock offering.

In connection with the completion of our common stock offering, we also intend to redeem 1,534 shares of our common stock held by certain of our stockholders at a price per share equal to the public offering price less the underwriting discount and financial advisory fee.

Selling Stockholders	Nature of Position, Office or Other Material Relationship with Registrant within Past 3 Years	Number of Shares Beneficially Owned	Maximum Number of Shares Being Offered	Percentage of All Common Shares Beneficially Owned Before Resale	Beneficial Ownership After Resale of Shares
					Number of Shares	Percentage
Bernard Aidinoff		4,871	4,871	*	0	*
Roy Anderes		984	984	*	0	*
ARC Venture, JV		14,614	14,614	*	0	*
Eugene Atkinson		4,920	4,920	*	0	*
John Baumgardner		18,743	18,743	*	0	*
Kathryn Briger		11,885	11,885	*	0	*
Matthew Briger	(1)	169,463	84,727	1.0%	84,736	*
Bob Callender		984	984	*	0	*
Nicholas Campbell	(2)	5,504	5,496	*	7	*
Henry Christenson		23,451	23,451	*	0	*
Michael Cooper		9,235	9,235	*	0	*
Delany Investment Partners LP		14,871	14,871	*	0	*

Selling Stockholders	Nature of Position, Office or Other Material Relationship with Registrant within Past 3 Years	Number of Shares Beneficially Owned	Maximum Number of Shares Being Offered	Percentage of All Common Shares Beneficially Owned Before Resale	Beneficial Ownership After Resale of Shares
					Number of Shares	Percentage
Edward Dunay		17,435	17,435	*	0	*
Joseph Ellis		7,873	7,873	*	0	*
Peter Fahey		9,841	9,841	*	0	*
Fawpeas L.P.		47,016	15,876	*	31,140	*
Irvine Flinn		6,371	6,371	*	0	*
Sergio Galvis		2,773	2,773	*	0	*
Fredric Garonzik		39,618	39,618	*	0	*
Fern Hurst		2,435	1,193	*	1,242	*
Elizabeth Jackson	(3)	359,319	359,311	2.1%	7	*
Benjamin Jones	(4)	530	530	*	0	*
David Krivitsky		984	984	*	0	*
Caroline Levy		34,902	34,902	*	0	*
David Lurie		8,025	8,025	*	0	*
Wendy Masler		1,175	1,063	*	112	*
John Merow		7,309	7,309	*	0	*
Nassau Capital Funds, L.P.	(5)	2,164,292	397,035	12.8%	1,767,257	4.4%
NTP Partners		9,294	9,294	*	0	*
Park Partners II		75,031	37,515	*	37,516	*
Andy Pesky		28,729	12,975	*	15,754	*
Dick Pratt		4,871	1,624	*	3,247	*
QR Rolfe Quinn Investment		6,648	6,648	*	0	*
Quidnet Investment Partners, LP		4,920	4,920	*	0	*
Loyd Rinehart		33,170	33,162	*	7	*
John Roberds		4,871	4,871	*	0	*
Joseph Roberts		2,435	2,435	*	0	*
Stratton Smith	(6)	88,066	88,058	*	7	*
Robert Thomas Jr		2,619	2,619	*	0	*
Laura Traphagen		33,284	3,328	*	29,956	*
Ross Traphagen		203,646	40,729	1.2%	162,917	*
Trust for the Benefit of Gregory S. Pesky		4,028	4,028	*	0	*
Trust for the Benefit of Heidi Pesky Worcester		4,028	4,028	*	0	*
The Trustees of Princeton University		1,051	1,051	*	0	*
UBS Capital LLC	(7)	972,756	972,756	5.7%	0	*
Larry Uhl		4,871	1,623	*	3,248	*
Kristina Watts		853	790	*	63	*
Victor Wright		19,809	19,809	*	0	*
Irving Yoskowitz		7,671	7,671	*	0	*
TOTAL PARTICPATION:		4,502,074	2,364,854		2,137,216

*	Less than one percent.
(1)	Mr. Briger was employed by our company from March 1995 through March 2003.
(2)	Mr. Campbell was employed by our company from November 1996 through August 2002
(3)	Ms. Jackson is Mr. Jackson's former wife.
(4)	Mr. Jones was employed by our company from August 1998 through March 2003.
(5)	One of our principal stockholders which, along with its affiliates, beneficially owns approximately 12.8% of our outstanding common stock and has one representative on our board of directors.
(6)	Mr. Smith was employed by our company from September 1995 through March 2003.
(7)	UBS Capital LLC is an affiliate of UBS Securities LLC, one of our underwriters. Prior to November 2003, UBS Capital LLC owned a 25% interest in Capital ARC Holdings, LLC. In November 2003, Capital ARC Holdings, LLC redeemed UBS Capital LLC's entire 25% interest in Capital ARC Holdings, LLC in exchange for 25% of its shares of our common stock, or 972,756 shares. Capital ARC Holdings, LLC has two representatives on our board of directors. UBS Capital LLC acquired the shares being offered on its behalf in the ordinary course of its business and, at the time it acquired the shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares.

DESCRIPTION OF STOCK

The following is a summary of the material terms of the stock of our company. Copies of our charter, the articles supplementary to our charter creating our Series A preferred stock and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

General

Our charter provides that we may issue up to 110,000,000 shares of common stock, $.01 par value per share, of which 16,972,738 shares have been issued; 10,000,00 shares of preferred stock, par value $.01 per share, of which 5,750,000 shares have been classified as Series A preferred stock; and 10,000,000 shares of special voting stock, par value $.01 per share, of which 5,252,876 shares have been issued. Upon completion of our concurrent offerings, 40,267,079 shares of common stock, 4,441,834 shares of special voting stock and 5,000,000 shares of Series A preferred stock will be issued and outstanding. Under Maryland law, our stockholders generally are not liable for our debts or obligations.

Common Stock

All shares of common stock offered by the common stock prospectus will be duly authorized, fully paid and nonassessable. Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of assets legally available for the payment of dividends and declared by us. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer of our stock.

Subject to our charter restrictions on transfer of our stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, including the special voting stock described below, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock and special voting stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to our charter restrictions on transfer of stock, all shares of common stock will have equal dividend, liquidation and other rights.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by a majority of all the votes entitled to be cast. Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if 90% or more of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Because operating assets may be held by a corporation's subsidiaries, as in our situation, this may mean that a subsidiary of a corporation can transfer all of its assets without a vote of the corporation's stockholders.

Special Voting Stock

We and our operating partnership have entered into a pairing agreement. Pursuant to the pairing agreement each OP unit in our operating partnership issued in the reorganization was issued as part of a paired unit which includes 1.9268 shares of special voting stock. Each of the paired units is currently exchangeable by its holder for cash, or, at our election one share of our common stock, and each paired unit entitles its holder to one vote on all matters submitted to a vote of our stockholders who have voting rights generally. A holder of special voting stock is not entitled to any regular or special dividend payments or other distributions, including any dividends or other distributions declared or paid with respect to shares of our common stock or any of our other stock, and is not entitled to receive any distributions in the event of liquidation or dissolution. The holders of special voting stock have no class voting rights except as specifically set forth in our charter.

We may not issue any additional shares of special voting stock in the future unless such shares are paired with common OP units. We do not intend to issue any additional shares of our special voting stock. Upon any redemption of an OP unit in our operating partnership that is paired with a share of special voting stock in accordance with the redemption provisions of the partnership agreement, the share of special voting stock will be cancelled and will become reclassified as an authorized but unissued share of special voting stock.

Preferred Stock

General

Under our charter, our board of directors is authorized without further stockholder action to provide for the issuance of up to 10,000,000 shares of preferred stock, in one or more series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption in each case, if any, as permitted by Maryland law and as shall be set forth in resolutions providing for the issue of preferred stock adopted by our board of directors.

     % Series A Cumulative Redeemable Preferred Stock

The following is a summary of the material terms and provisions of our Series A preferred stock. Copies of our charter and the articles supplementary creating our Series A preferred stock are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Prior to issuance, our board of directors will adopt articles supplementary to our charter establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of our preferred stock classified as our          % Series A cumulative redeemable preferred stock, or our Series A preferred stock. We have designated up to 5,750,000 shares of our preferred stock as Series A preferred stock, all of which are being offered in our preferred stock offering. When issued, our Series A preferred stock will have a liquidation value of $25.00 per share, and will be duly authorized, fully paid and nonassessable and will not be subject to any sinking fund or other obligation of our company to purchase or retire our Series A preferred stock. Holders of our Series A preferred stock will have no conversion, exchange, or appraisal rights and have no preemptive rights to subscribe to any of our securities.

Our Series A preferred stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "ARCpfA." We expect that trading will commence within 30 days after the initial delivery of our Series A preferred stock.

We intend to contribute all of the net proceeds of the offering of our Series A preferred stock to our operating partnership in exchange for a number of Series A preferred units in our operating partnership equal to the number of Series A preferred shares we issue in the preferred offering. The economic terms of the Series A preferred units will be substantially equivalent to the economic terms of the Series A preferred stock. Distribution by our operating partnership on these Series A preferred units will be the source of funds for the payment of dividends on our Series A preferred stock, and the Series A preferred units will be senior to the OP units with respect to payment of dividends.

Ranking

Our Series A preferred stock, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, will rank (i) senior to our common stock and any other class or series of our stock if the holders of our Series A preferred stock are entitled to receive dividends or amounts distributable upon our liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series, which we refer to in this prospectus as the junior stock; (ii) on a parity with any class or series of our stock if the holders of such class or series of stock and our Series A preferred stock are entitled to receive dividends and amounts distributable upon our liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other, which we refer to in this prospectus as the parity stock; and (iii) junior to any class or series of our stock if the holders of such class or series shall be entitled to receive dividends and amounts distributable upon our liquidation, dissolution or winding up in preference or priority to the holders of our Series A preferred stock, which we refer to in this prospectus as the senior stock.

Dividends

Subject to the preferential rights of holders of any class or series of senior stock, holders of our Series A preferred stock shall be entitled to receive, when and as authorized by our board of directors and declared by our company, out of funds legally available for payment thereof, cash dividends at the rate of         % per annum of the $25.00 liquidation preference (equivalent to a fixed annual rate of $             per share). The dividends are cumulative from the date of original issue and will be payable quarterly in arrears on or before the          day of each         ,         ,          and          of each year or, if not a business day, the next succeeding business day, each a dividend payment date, beginning         , 2004. Any dividend payable on our Series A preferred stock for any partial dividend period will be computed ratably on the basis of a 360-day year consisting of twelve 30-day months. The initial dividend payable on our Series A preferred stock will be $         per share. Dividends will be payable in arrears to holders of record as they appear on our stock records as of a record date not less than 15 nor more than 45 days preceding the applicable dividend payment date. Holders of our Series A preferred stock will not be entitled to receive any dividends in excess of cumulative dividends on our Series A preferred stock. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on our Series A preferred stock that may be in arrears. Holders of shares of our Series A preferred stock issued after         , 2004 will become entitled to receive dividends payable with respect to any record date subsequent to the date of issuance of such shares.

When dividends are not paid in full upon our Series A preferred stock or any other class or series of parity stock, or a sum sufficient for such payment is not set apart, all dividends declared upon our Series A preferred stock and any shares of parity stock will be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on our Series A preferred stock and accumulated, accrued and unpaid on such parity stock (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if such parity stock does not have a cumulative dividend). Except as set forth in the preceding sentence, unless full cumulative dividends on our Series A preferred stock have been or contemporaneously are authorized, declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment for all past dividend periods and the then current dividend period, no dividends may be authorized, declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any shares of parity stock.

Unless full cumulative dividends equal to the full amount of all accumulated, accrued and unpaid dividends on our Series A preferred stock have been declared and paid, or declared and a sum sufficient for the payment thereof has been set apart for such payment, for all past dividend periods and the then current dividend period, no dividends (other than dividends or distributions paid in shares of junior stock or options, warrants or rights to subscribe for or purchase shares of junior stock) may be authorized, declared or paid or set apart for payment by us and no other distribution of cash or other property may be authorized, declared or made, directly or indirectly, by us with respect to any shares of junior stock, nor will any shares of junior stock be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of common stock made for purposes of an employee incentive or benefit plan of our company) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock), directly or indirectly, by us (except by conversion into or exchange for shares of junior stock, or options, warrants or rights to subscribe for or purchase shares of junior stock), nor will any other cash or other property be paid or distributed to or for the benefit of holders of shares of junior stock.

Notwithstanding the foregoing provisions of this paragraph, we are not prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any shares of parity stock or (ii) redeeming, purchasing or otherwise acquiring any parity stock, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, before we make or set apart any payment or distribution for the holders of any shares of junior stock, the holders of shares of our Series A preferred stock will be entitled to be paid out of our assets that are legally available for distribution to our stockholders, a liquidation preference of $25.00 per share, or the liquidation preference, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to and including the date of payment. Until the holders of our Series A preferred stock have been paid the liquidation preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment will be made to any holder of junior stock upon our liquidation, dissolution or winding up. If upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets, or proceeds thereof, distributable among the holders of our Series A preferred stock will be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of parity stock, then such assets, or the proceeds thereof, will be distributed among the holders of our Series A preferred stock and any such other parity stock ratably in the same proportion as the respective amounts that would be payable on such Series A preferred stock and any such other parity stock if all amounts payable thereon were paid in full. Written notice of our liquidation, dissolution or winding up, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances will be payable, will be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of our Series A preferred stock at the respective addresses of such holders as the same appear on our stock transfer records. After payment of the full amount of the liquidation distributions to which they are entitled, the holders of our Series A preferred stock will have no right or claim to any of our remaining assets. Our voluntary or involuntary liquidation, dissolution or winding up will not include our consolidation or merger with or into any other corporation, trust, or entity or of another corporation with or into us, a sale or transfer of all or substantially all of our assets or business, or a statutory share exchange. Upon any liquidation, dissolution or winding up of our company, after payment will have been made in full to the holders of our Series A preferred stock and any parity stock, any other series or class or classes of junior stock will be entitled to receive any and all assets remaining to be paid or distributed, and the holders of our Series A preferred stock and any parity stock will not be entitled to share therein. In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of our stock or otherwise, is permitted under Maryland law, amounts that would be needed, if we were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of our Series A preferred stock will not be added to our total liabilities.

Redemption

We may not redeem the shares of our Series A preferred stock prior to                , 2009, except in certain limited circumstances relating to maintaining our ability to qualify as a REIT as described in "—Restrictions on Ownership and Transfer." On and after         , 2009, we may, at our option, redeem shares of our Series A preferred stock, in whole or from time to time in part, to the extent permitted by law, at a cash redemption price equal to $25.00 per share, plus all accumulated, accrued and unpaid dividends, if any, to and including the date fixed for redemption, which we refer to in this prospectus as the redemption date.

If we redeem any shares of our Series A preferred stock and if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date with respect to such shares called for redemption will be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and will not be payable as part of the redemption price for such shares. We will select the redemption date which will not be less than 30 days nor more than 60 days after the date on which we send the notice of redemption. If full cumulative dividends on all outstanding shares of our Series A preferred stock have not been paid or declared and set apart for payment, no shares of our Series A preferred stock may be redeemed unless all outstanding shares of our Series A preferred stock are simultaneously redeemed, and neither we nor any of our affiliates may purchase or acquire shares of our Series A preferred stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of our Series A preferred stock.

If fewer than all the outstanding shares of our Series A preferred stock are to be redeemed, we will select those shares to be redeemed pro rata or by lot or in such other manner as our board of directors may determine.

We will give notice of redemption by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. We will mail notice of redemption of our Series A preferred stock to each holder of record of the shares to be redeemed by first class mail, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, at such holder's address as the same appears on our stock records. Any notice which was mailed as described above will be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice will state:

•	the redemption date;
•	the number of shares of our Series A preferred stock to be redeemed in total and from such holder;
•	the place or places where certificates for the shares of our Series A preferred stock are to be surrendered for payment of the redemption price;
•	the redemption price payable on the redemption date, including, without limitation, a statement as to whether or not accumulated, accrued and unpaid dividends will be payable as part of the redemption price, or payable on the next dividend payment date to the record holder at the close of business on the relevant record date as described above; and
•	that dividends on the shares of Series A preferred stock to be redeemed will cease to accrue on such redemption date.

From and after the redemption date (unless we default in the payment of our redemption obligation), dividends on the shares of our Series A preferred stock to be redeemed will cease to accumulate or accrue, the shares will no longer be deemed to be outstanding and all rights of the holders thereof will cease, except the right to receive the cash payable upon such redemption without interest thereon. If the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, each holder of our Series A preferred stock at the close of business on the record date will have the right to receive the dividend payable on the dividend payment date. Upon surrender in accordance with such notice of the certificates representing our Series A preferred stock (properly endorsed or assigned for transfer, if our board of directors shall so require and the notice shall so state), the redemption price set forth above shall be paid out of the funds provided by us. If fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

Our Series A preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions except as provided under "—Restrictions on Ownership and Transfer."

Subject to applicable law and the limitation on purchases when dividends on our Series A preferred stock are in arrears, we may, at any time and from time to time, purchase any shares of our Series A preferred stock in the open market, by tender or by private agreement.

Voting Rights

Holders of shares of our Series A preferred stock will not have any voting rights, except as described below.

Whenever dividends on any shares of our Series A preferred stock are in arrears for six or more quarterly periods, whether or not consecutive, the number of directors then constituting our board of directors will be increased by two, if not already increased by reason of similar types of provisions with respect to shares of parity stock of any other class or series which is entitled to similar voting rights, which we refer to in this prospectus as the voting preferred stock, and the holders of shares of our Series A preferred stock, together with the holders of shares of all other voting preferred stock then entitled to exercise similar voting rights, voting as a single class regardless of series, will be entitled to vote for the election of the two additional directors of our company, or fill any vacancy, at any annual meeting of stockholders or at a special meeting of the holders of our Series A preferred stock and of the voting preferred stock called for that purpose. We must call such special meeting upon the request of holders of at least 20% of the shares of our Series A preferred stock then outstanding. In the case of such a written request, such special meeting will be held within 90 days after the delivery of such request and, in either case, at the place and upon the notice provided by law and in our bylaws, provided that we will not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next annual meeting of stockholders, and the holders of all classes of outstanding voting preferred stock are offered the opportunity to elect such directors, or fill any vacancy, at such annual meeting of stockholders. Directors so elected will serve until the next annual meeting of our stockholders or until their respective successors are elected and qualified. If, prior to the end of the term of any director so elected, a vacancy in the office of such director shall occur, during the continuance of a default in dividends on the Series A preferred stock and/or voting preferred stock, by reason of death, resignation, or disability, such vacancy will be filled for the unexpired term of such former director by the election of a new director by the remaining director or directors so elected. If and whenever dividends in arrears on outstanding shares of our Series A preferred stock and any other shares of voting preferred stock have been paid and dividends thereon for the current quarterly dividend period will have been paid or declared and set apart for payment, then the right of the holders of our Series A preferred stock and of such other voting preferred stock to elect the additional two directors will cease and the terms of office of the directors will terminate and the number of directors constituting our board of directors will be reduced accordingly.

The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of the outstanding shares of our Series A preferred stock and the holders of all other classes or series of parity stock entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of or issue any shares of any class of senior stock or any security convertible into shares of any class of senior stock, or reclassify any of our outstanding parity or junior stock into shares of such senior stock, or (ii) amend, alter or repeal any provision of our charter or bylaws, whether by merger, consolidation or otherwise, if such action would materially adversely affect the rights, preferences, privileges or voting powers of the holders of our Series A preferred stock; provided, however, that no such vote of the holders of our Series A preferred stock will be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such senior stock or convertible security is to be made, as the case may be, provisions are made for the redemption of all outstanding shares of our Series A preferred stock; provided further, however, with respect to the occurrence of any event set forth in (ii) above, so long as our Series A preferred stock remains outstanding with the terms thereof materially unchanged, the occurrence of any such event will not be deemed to materially adversely affect such rights, preferences, privileges or voting powers of holders of our Series A preferred stock and, provided further, that any increase in the amount of the authorized preferred stock, including our Series A preferred stock, or the creation or issuance of any additional Series A preferred stock or other series of preferred stock, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to our Series A preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially adversely affect such rights, preferences, privileges or voting powers.

With respect to the exercise of the above-described voting rights, each share of our Series A preferred stock will have one vote per share, except that when any other class or series of preferred stock will have the right to vote with our Series A preferred stock as a single series, then our Series A preferred stock and such other class or series will have one quarter of one vote per each $25.00 of stated liquidation preference.

Conversion

Our Series A preferred stock will not be convertible into or exchangeable for any of our other property or securities.

Ownership Restrictions

For a discussion of ownership restrictions that apply to our Series A preferred stock, see "—Restrictions on Ownership and Transfer."

Form

Our Series A preferred stock will be issued and maintained in book-entry form in the name of the nominee of The Depository Trust Company except under limited circumstances.

Power to Reclassify Shares of Our Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, the board is required by Maryland law and by our charter to set, subject to our charter restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a change of control or other transaction that might involve a premium price for holders of our common stock or otherwise be in the best interests of our stockholders.

Power to Issue Additional Shares of Common Stock and Preferred Stock

Our board of directors without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a change of control or other transaction that might involve a premium price for holders of our common stock or otherwise be in the best interests of our stockholders.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year and our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because our board of directors believes that it is essential for us to continue to qualify as a REIT and to provide additional protection for our stockholders in the event of certain transactions, our board has adopted, and the stockholders have approved, provisions of our charter restricting the acquisition of shares of our stock under circumstances that could cause us to violate the foregoing requirements.

Subject to certain exceptions specified in our charter, no individual may own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Internal Revenue Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% in value of the outstanding shares of our stock. Our charter further prohibits (i) any individual from owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT, (ii) any individual from transferring shares of our stock if the transfer would result in our stock being owned by fewer than 100 persons and (iii) any individual from owning shares of our stock that would result in non U.S. persons owning 50% or more of the fair market value of our stock. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock which are transferred to a trust, as discussed below, is required to give us immediate notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT.

Our board of directors may waive the 9.8% ownership limit if evidence satisfactory to our board of directors is presented that such ownership will not then or in the future result in our being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, result in non-U.S. persons owning 50% or more of the fair market value of our stock or otherwise result in our failing to qualify as a REIT. In order to be considered by the board for exemption, a person also must not own and must represent that it will not own, directly or indirectly, an interest in a tenant of our company (or a tenant of any entity which we own or control) that would cause us to own, directly or indirectly, more than a 9.9% interest in the tenant. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares of stock causing the violation to the trust. As a condition of such waiver, our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel satisfactory to it with respect to preserving our REIT status. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

If any issuance or transfer of our stock would cause the outstanding shares of our stock to be beneficially owned by fewer than 100 persons, such issuance or transfer will be null and void, and the intended transferee will acquire no rights to the stock. Any attempted transfer of our stock which, if effective, would result in any individual owning shares of our stock in excess of the 9.8% ownership limit, or would result in us being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, would result in non-U.S. persons owning 50% or more of the fair market value of our stock or would otherwise result in our failing to qualify as a REIT, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by us and the intended transferee will acquire no rights to the stock. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the intended transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote not in accordance with the desires of the those acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the trust, the trustee of such trust shall sell such shares to a person whose ownership of such shares does not violate the 9.8% or other applicable limitations. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (i) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (ii) the price received by the trustee, and, second, to the charitable beneficiary, to the extent of any sales proceeds in excess of the amount payable to the original intended transferee. In addition, shares of stock held in such trust are purchasable by us until the trustee has sold the shares at a price equal to the lesser of the price paid for the stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the stock on the date that we determine to purchase the stock. Upon such sale to us, the interest of the trust in the shares sold will terminate and the trustee will distribute the net proceeds to the original intended transferee.

All certificates representing shares of our common stock and our Series A preferred stock bear a legend referring to the restrictions described above. For purposes of the foregoing discussion, shares of special voting stock that are at any time held in trust as a result of the excess share provisions of our charter shall include our OP units paired therewith.

All persons who own more than five percent (or such lower percentage as required by the Internal Revenue Code or the Treasury Regulations promulgated thereunder) in the aggregate of the outstanding shares of all classes or series of our stock, excluding special voting stock, must give written notice containing the information specified in our charter within 30 days after the end of each taxable year which is December 31. In addition, each stockholder shall upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as our board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

The ownership limitations may have the effect of precluding acquisition of control of us by a third party unless our board of directors determines that maintenance of REIT status is no longer in our best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and our Series A preferred stock is American Stock Transfer & Trust Company.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following description of certain material provisions of Maryland law and of our charter and bylaws is only a summary. For a complete description, we refer you to Maryland law and our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Our Board of Directors

Our bylaws provide that the number of directors of our company may be established by our board of directors but may not be fewer than the minimum number required by Maryland law nor more than 15. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors.

Pursuant to our charter, each of our directors is elected by our stockholders to serve until the next annual meeting and until their successors are duly elected and qualify. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors (subject to the rights of holders of our Series A preferred stock and any other preferred stock to elect directors).

Removal of Directors

Our charter provides that a director may be removed only for cause (as defined in the charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. This provision, when coupled with the exclusive power of the board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by the removal with their own nominees.

Business Combinations

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or
•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. In approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits the board of directors to adopt a resolution opting out of the application of the statute, and our board of directors has adopted such a resolution. In addition, such resolution requires us to obtain the approval of our stockholders before we can opt back into the statute. Our bylaws also contain a provision that requires us to obtain the approval of our stockholders before we opt back into the statute.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,
•	one-third or more but less than a majority, or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. In addition, our bylaws contain a provision that requires us to obtain the approval of our stockholders before we can opt back into the statute.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the 1934 Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,
•	a two-thirds vote requirement for removing a director,
•	a requirement that the number of directors be fixed only by vote of the directors,
•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, and
•	a majority requirement for the calling of a special meeting of stockholders.

Pursuant to Subtitle 8, we have elected to provide that vacancies on our board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (i) require a two-thirds vote for the removal of any director from the board, (ii) vest in the board the exclusive power to fix the number of directorships and (iii) require, unless called by our chairman of the board, our president, our chief executive officer or the board, the request of holders of a majority of our outstanding shares to call a special meeting.

Amendment to Our Charter and Bylaws

Except for amendments relating to removal of directors (which require the affirmative vote of two-thirds of all the votes entitled to be cast on the matter), our charter may be amended only with the approval of our board of directors and the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or appeal any provision of our bylaws and to make new bylaws.

Transactions Outside the Ordinary Course of Business

Except as otherwise provided by law, we may not merge with or into another company, sell all or substantially all of our assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless such transaction is approved by our board of directors and the affirmative vote of the holders of not less than a majority of all the votes entitled to be cast on the matter.

Dissolution

Our dissolution must be approved by our board of directors and the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of the board of directors or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of the board of directors, or (iii) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Organizational Documents

Our charter, bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders, including supermajority vote and cause requirements for removal of directors and advance notice requirements for director nominations and stockholder proposals.

AFFORDABLE RESIDENTIAL COMMUNITIES LP PARTNERSHIP AGREEMENT

The following is a summary of the material terms of the partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

General; Management

Our operating partnership is a Delaware limited partnership that was formed on September 30, 1998. We are the sole general partner of our operating partnership. Pursuant to the partnership agreement, as the sole general partner of the operating partnership, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause the partnership to enter into certain major transactions including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership.

The limited partners of our operating partnership expressly acknowledged that we, as general partner of our operating partnership, are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively. Our company is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions.

Management Liability and Indemnification

We, as general partner of our operating partnership, and our directors and officers are not liable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as we acted in good faith. The partnership agreement provides for indemnification of us, any of our officers or directors or our operating partnership and other persons as we may designate from and against all losses, claims, damages, liabilities, expenses, fines, settlements and other amounts incurred in connection with any actions relating to the operations of our operating partnership, as set forth in the partnership agreement (subject to the exceptions described below under "—Fiduciary Responsibilities").

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our stockholders. At the same time, we, as general partner, have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders.

The partnership agreement expressly limits our liability by providing that we and our officers and directors are not liable or accountable in damages to our operating partnership, the limited partners or assignees for errors in judgment or mistakes of fact or law or of any act or omission if we or the director or officer acted in good faith. In addition, our operating partnership is required to indemnify us, our affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by applicable law, against any and all losses, claims, damages, liabilities, expenses, judgments, fines and other actions incurred by us or the other persons in connection with any actions relating to the operations of our operating partnership, provided that our operating partnership will not indemnify for willful misconduct or a knowing violation of the law or any transaction for which the person received an improper personal benefit in violation or breach of any provision of the partnership agreement.

Distributions

The partnership agreement provides that holders of OP units are entitled to receive quarterly distributions of available cash (i) first, with respect to any OP units that are entitled to any preference in distribution, in accordance with the rights of such class of OP unit (and, within such class, pro rata in accordance with their respective percentage interests), and (ii) second, with respect to any OP units that are not entitled to any preference in distribution, in accordance with the rights of such class of OP unit (and, within such class, pro rata in accordance with their respective percentage interests).

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the holders of OP units holding the same class of OP units in accordance with their respective percentage interests in the class at the end of each fiscal year. The partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise provided in the partnership agreement, for income tax purposes under the Internal Revenue Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the partnership agreement.

Redemption Rights

After the first anniversary of becoming a holder of OP units, each limited partner of our operating partnership and certain transferees will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the common OP units held by the party in exchange for a cash amount equal to the value of our OP units. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered common OP units from the tendering party in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each common OP unit (subject to antidilution adjustments provided in the partnership agreement). It is our current intention to exercise this right in connection with any redemption of OP units. Each limited partner may effect a redemption of OP units only once in each fiscal quarter, unless otherwise permitted by us, in our sole and absolute discretion, and may not effect a redemption for less than 500 OP units.

Transferability of OP Units

In general, we may not voluntarily withdraw from our operating partnership or transfer our interest in the operating partnership unless the limited partners consent by approval of a majority in interest or immediately after a merger of us into another entity. Substantially all of the assets of the surviving entity, excluding the general partnership interest held by us, are contributed to our operating partnership as a capital contribution in exchange for OP units. With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our written consent, which consent may be withheld in our sole discretion. No OP Unit that is paired with one of our shares of special voting stock may be transferred unless accompanied by the share of special voting stock and transferred as a unit. As a result, transfer of OP units that are paired with shares of special voting stock also will be subject to the restrictions on transfer of special voting stock contained in our charter.

Issuance of Our Stock

Pursuant to the partnership agreement, upon the issuance of our stock other than in connection with a redemption of OP units, we will generally be obligated to contribute the cash proceeds or other consideration received from the issuance to our operating partnership in exchange for, in the case of common stock, OP units, or in the case of an issuance of preferred stock, preferred OP units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of our operating partnership. Accordingly, through our role as the general partner of our operating partnership, we have the authority to handle tax audits and to make tax elections under the Internal Revenue Code on behalf of our operating partnership.

Term

Our operating partnership will have perpetual existence, unless dissolved upon:

•	our bankruptcy, judicial dissolution or withdrawal (unless, in the case of a withdrawal, a majority-in-interest of the remaining limited partners agree to continue the partnership and to the appointment of a successor general partner);
•	the sale or other disposition of all or substantially all of our assets;
•	redemption (or acquisition by us) of all OP units other than OP units held by us; or
•	an election by us in our capacity as the sole general partner of our operating partnership.

Resale Registration Statement for the Limited Partners of Our Operating Partnership

Subject to certain conditions, we must prepare a registration statement to be filed with the SEC to register the resale by the limited partners of our operating partnership of any of our securities issued to the limited partners upon a redemption of their OP units. The registration statement must be filed no later than 60 days following the date when we first become eligible for use of a registration statement on Form S-3 and we must use our reasonable best efforts to have it declared effective as soon thereafter as is practicable. Generally, we will not become eligible to use Form S-3 for the resale of our securities received by the limited partners of our operating partnership upon redemption of their OP units until (i) we have been subject to the periodic reporting requirements of Section 12 of the 1934 Act for a period of 12 consecutive months and have timely filed all required reports with the SEC during the period and (ii) the securities of ours are at that time listed and registered on a national securities exchange or quoted on the automated quotation system of a national securities association. We will use all reasonable efforts to keep any shelf registration statement effective until the third anniversary of the date on which the registration statement becomes effective. We will have the right in our sole discretion, based on valid business purpose, to delay the filing or amendment of the shelf registration statement prior to its effectiveness or, if effective, to suspend the use of the prospectus comprising a part of the shelf registration statement, for a reasonable length of time and from time to time provided that the aggregate number of days in all delay periods occurring in any period of twelve consecutive months shall not exceed 105 days.

In connection with the reorganization, the limited partners of our operating partnership also were granted "piggyback" registration rights in connection with certain registered offerings of our securities. See "Shares Eligible for Future Sale—Registration Rights Agreement—Piggyback Registration." These piggyback registration rights will terminate when the resale shelf registration statement described in the preceding paragraph becomes effective under the 1933 Act.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of our common stock offering, based upon an offering at the mid-point of the range set forth on the front cover of the common stock prospectus, we expect to have outstanding 40,267,079 shares of our common stock ( 43,959,307 shares if the underwriters' over-allotment option is exercised in full) including 625,000 shares of stock issued to our management and other employees prior to completion of our concurrent offerings.

Of these shares, the 24,614,854 shares sold in our common stock offering ( 28,307,082 shares if underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the 1933 Act, subject to the limitations on ownership set forth in our charter, except for any shares held by our "affiliates," as that term is defined by Rule 144 under the 1933 Act. The remaining 15,652,225 shares issued to our officers, directors and employees plus any shares purchased by affiliates in our common stock offering and the shares of our common stock owned by affiliates upon exchange of OP units will be "restricted shares" as defined in Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of:

•	1% of the shares of our common stock then outstanding, which will equal approximately 402,671 shares immediately after our common stock offering (439,593 shares if the underwriters exercise their over-allotment option in full); or
•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Warrants

In July 2000, in connection with an equity investment by new institutional investors, we issued to our then existing stockholders warrants, or the warrants, to purchase an aggregate of 704,153 shares of our common stock. The warrants have an exercise price of $20.77 per share and expire on July 23, 2010.

Registration Rights Agreement

We have entered into a second amended and restated registration rights agreement with our existing stockholders, which we refer to in this prospectus as Holders. The following is a description of the material terms of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Demand Registration.    At any time and from time to time six months after the closing of our common stock offering, any Holder that, either individually or in the aggregate with all other Holders with whom or on whose behalf it is acting to demand registration, holds not less than 9% of the class of our common stock and common stock issuable upon exercise of the warrants, which we refer to in this prospectus as Registrable Securities, in respect of which such demand for registration is being made, may require that we file a registration statement within 45 days after receipt of such request for registration covering the public sale of all or part of such Holder's Registrable Securities in an amount equal to not less than the lesser of (i) 25% of the total number of Registrable Securities held by each Holder of the class in respect of which such demand registration is being made and (ii) $75,000,000 in aggregate offering price of Registrable Securities; provided that we will have the right to delay such demand registration under certain circumstances for periods not in excess of 90 days (subject to extension for up to 45 additional days by a vote of a majority of the members of our board of directors); and provided, further, that Holders will not be entitled to request more than one demand registration during any six-month period. All other stockholders who are parties to the registration rights agreement will have "piggyback" rights with respect to any such demand registration.

Shelf Registration of Warrants.    From and after such time as we receive a request by any Holder or Holders for a demand registration as described above, subject to certain conditions, Thomas H. Lee Partners may request that we file a "shelf" registration statement with the SEC providing for the registration of, and the sale on a continuous or delayed basis by the Holders of, all of the warrants constituting Registrable Securities (including all shares of our common stock issuable upon exercise of the warrants). We will use all reasonable efforts to keep any such shelf registration statement effective until all of the warrants (including all shares of our common stock issuable upon exercise of the warrants) thereunder have been distributed, but not later than the third anniversary of the date on which such shelf registration statement becomes effective. We will have the right in our sole discretion, based on valid business purpose, to delay the filing or amendment of the shelf registration statement prior to its effectiveness or, if effective, to suspend the use of the prospectus comprising a part of the shelf registration statement for a reasonable length of time and from time to time; provided that the aggregate number of days in all such delay periods occurring in any period of twelve consecutive months shall not exceed 90 days.

Piggyback Registration.    Whenever we propose to register any securities under the 1933 Act (other than pursuant to (i) a demand registration, for which "piggyback" rights are provided elsewhere in the registration rights agreement, (ii) a registration of the issuance by us, or the resale by any holder of OP units, of any of our securities issued upon redemption of such OP units, (iii) a registration statement on Form S-8 or Form S-4 or any similar form and (iv) a registration the primary purpose of which is to register debt securities), and a registration form to be used in such registration may be used for the registration of Registrable Securities of the same class, which we refer to in this prospectus as a piggyback registration, we shall give prompt written notice to all holders of Registrable Securities of such class (including, in the case of a piggyback registration involving our common stock, all limited partners at such time, in order to afford such Holders the opportunity to participate in such piggyback registration through an exchange of OP units for shares of our common stock to be sold in the related offering) of our intention to effect such a registration. The persons having "piggyback" rights will have the right to include Registrable Securities in the registration statement by providing notice to us of their desire to do so within 20 days following the notice from us; provided that in any piggyback registration involving an underwritten offering, the persons having "piggyback" rights may have the number of shares being registered on such registration statement reduced pro rata among holders based on the number of shares being registered by the managing underwriter if it determines that the number of securities requested to be included in such registration exceeds the number that can be sold in such offering without materially and adversely affecting the marketability of such offering. Notwithstanding the foregoing, no limited partner of our operating partnership will have further "piggyback" rights from and after such time as the resale "shelf" registration statement contemplated by the partnership agreement (see "Affordable Residential Communities LP Partnership Agreement—Resale Registration Statement for the Limited Partners of Our Operating Partnership") has become effective under the 1933 Act.

Shelf Registration Statement for Certain Stockholders.    We have agreed to file a registration statement with the SEC to register the resale by our stockholders associated with Thomas H. Lee Partners, UBS Capital Americas and Nassau Capital Funds of the shares of our common stock owned by them. All of our other existing stockholders (but not holders of OP units) will have the right to include some or all of their shares in this registration statement as well. The registration statement must be filed as promptly as practicable following the date when we first become eligible to use a registration statement on Form S-3, and we must use our reasonable best efforts to have it declared effective as soon thereafter as is practicable. We also have agreed to use all reasonable best efforts to keep the shelf registration statement effective until the fourth anniversary of the date on which it becomes effective. We will have the right in our sole discretion, based on a valid business purpose, to delay the filing or amendment of the shelf registration statement prior to its effectiveness or, if effective, to suspend the use of the prospectus comprising a part of the shelf registration statement, for a reasonable length of time and from time to time provided that the aggregate number of days in all delay periods occurring in any period of twelve consecutive months shall not exceed 105 days.

Supplemental Stockholders Agreement

Certain of our institutional stockholders, including institutions associated with Thomas H. Lee Partners, UBS Capital Americas and Nassau Capital Funds, and Messrs. Jackson, Sprengle, McGeeney, Gesell and Kreider and two other members of our management who beneficially own, in the aggregate 134,250 shares of our common stock, referred to collectively as the management stockholders, have entered into a supplemental stockholders agreement. The following is a summary of the material terms of the supplemental stockholders agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Pursuant to the supplemental stockholders agreement, our stockholders associated with Thomas H. Lee Partners, UBS Capital Americas and Nassau Capital Funds each have agreed not to sell any of their common shares or other securities of ARC following completion of our concurrent offerings, other than in a registered offering pursuant to the registration rights agreement, unless a person other than us has previously sold common shares or other ARC securities in a registered offering (other than a continuous offering pursuant to a "shelf" registration) following completion of our concurrent offerings. This covenant will terminate 180 days after the completion of our concurrent offerings. To the extent that any such stockholder's beneficial ownership of our common stock on a fully diluted basis is less than 5%, such stockholder will no longer be subject to this covenant.

The supplemental stockholders agreement also provides that without the consent of the stockholders associated with Thomas H. Lee Partners, no management stockholder may transfer any shares of our common stock or any of our other voting securities if the transfer would cause such management stockholder's relative percentage of fully diluted securities (as defined in the agreement) to be less than the relative percentage of fully diluted securities of the stockholders associated with Thomas H. Lee Partners immediately after effecting the transfer. For purposes of this covenant, a stockholder's relative percentage of fully diluted securities takes into account all common shares and other voting securities and all options or warrants, either owned by such stockholder as of May 2, 2002 or thereafter acquired, and measures percentage of such securities which such stockholder continues to hold as of any date. The covenant is designed to ensure that management stockholders do not dispose of their shares faster than the Thomas H. Lee Partners stockholders.

Lock Up Agreements

Our officers and directors, certain selling stockholders and certain of our other stockholders, who collectively will own 15,885,689 shares in the aggregate following completion of our concurrent offerings, have agreed that, for a period of 180 days after the date of this prospectus, they will not, without in each case, the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated:

•	offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or

•	make any demand for or exercise any right with respect to, the registration of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

We have agreed that, for a period of 180 days after the date of the common stock prospectus, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement (except a registration statement on Form S-8 relating to the restricted share awards or our 2003 equity incentive plan or a registration statement on Form S-4 relating to our acquisition of another entity) under the 1933 Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, other than grants of restricted stock to employees or directors pursuant to the terms of our 2003 equity incentive plan, issuances of our common stock in connection with redemptions of OP units, issuances of our common stock or securities convertible into or exchangeable for shares of our common stock in connection with acquisitions, and issuances of our common stock in connection with the exercise of the warrants that are outstanding as of the date of the common stock prospectus.

We have agreed that, for a period of 180 days after the date of the preferred stock prospectus, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement (except a registration statement on Form S-4 relating to our acquisition of another entity) under the 1933 Act relating to, any additional shares of our preferred stock or securities convertible into or exchangeable or exercisable for any shares of our preferred stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material federal income tax consequences relating to our taxation and qualification as a REIT and the acquisition, holding, and disposition of our common stock. For purposes of this section under the heading "Federal Income Tax Considerations," references to "ARC" mean only Affordable Residential Communities Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. The summary is also based upon the assumption that the operation of ARC, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreement. This summary is for general information only, and does not purport to discuss all aspects of federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances, or to stockholders subject to special tax rules, such as:

•	financial institutions;
•	insurance companies;
•	broker-dealers;
•	regulated investment companies;
•	holders who receive ARC common stock through the exercise of employee stock options or otherwise as compensation;
•	persons holding ARC common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

and, except to the extent discussed below:

•	tax-exempt organizations; and
•	foreign stockholders.

This summary assumes that stockholders will hold our common stock as capital assets, which generally means as property held for investment.

THE FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING ARC COMMON STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER'S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, EXCHANGING, OR OTHERWISE DISPOSING OF OUR COMMON STOCK.

Taxation of ARC

ARC elected to be taxed as a REIT under the Internal Revenue Code, commencing with its taxable year ended December 31, 1998. ARC believes that it was organized and has operated in a manner so as to qualify as a REIT, and intends to continue to be organized and operate in such a manner.

The law firm of Skadden, Arps, Slate, Meagher & Flom LLP has acted as our tax counsel in connection with our concurrent offerings. We expect to receive the opinion of Skadden, Arps, Slate,

Meagher & Flom LLP to the effect that beginning with our taxable year ended December 31, 1998 through the date hereof, ARC has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Skadden, Arps, Slate, Meagher & Flom LLP is based on various assumptions relating to the organization and operation of ARC, and is conditioned upon representations and covenants made by the management of ARC and affiliated entities regarding its organization, assets, and the past, present and future conduct of its business operations. While ARC believes that it is qualified and operated as a REIT, and intends to continue to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of ARC, no assurance can be given by Skadden, Arps, Slate, Meagher & Flom LLP or ARC that ARC will so qualify for any particular year. Skadden, Arps, Slate, Meagher & Flom LLP will have no obligation to advise ARC or the holders of ARC common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on the ability of ARC to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code, the compliance with which will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP. ARC's ability to qualify as a REIT also requires that it satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by ARC. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of ARC's operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, qualification and taxation as a REIT depends upon the ability of ARC to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under "—Requirements for Qualification—General." While ARC intends to operate so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge its qualification, or that it will be able to operate in accordance with the REIT requirements in the future. See "— Failure to Qualify."

Provided that ARC qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and therefore will not be subject to federal corporate income tax on its net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that results generally from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level upon a distribution of dividends by the REIT.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, which we refer to in this prospectus as the 2003 Act, was recently enacted by Congress and signed by President Bush. Among other provisions, the 2003 Act generally lowers the rate at which stockholders who are individual U.S. stockholders (as defined below) are taxed on corporate dividends to a maximum of 15% (the same as long-term capital gains), for the 2003 through 2008 tax years, thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received by individual U.S. stockholders (as defined below) from ARC or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which, pursuant to the 2003 Act, will be as high as 35% through 2010.

Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See "— Taxation of Stockholders."

If ARC qualifies as a REIT, it will nonetheless be subject to federal tax in the following circumstances:

•	ARC will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.
•	ARC may be subject to the "alternative minimum tax" on its items of tax preference, if any, including any deductions of net operating losses.
•	If ARC has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See "—Prohibited Transactions," and "—Foreclosure Property," below.
•	If ARC elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," it may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).
•	If ARC fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which ARC fails the 75% gross income test or (2) the amount by which 90% of its gross income exceeds the amount qualifying under the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect the profitability of ARC.
•	If ARC fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, or the "required distribution," ARC will be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed, plus (ii) retained amounts on which income tax is paid at the corporate level.
•	ARC may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT's stockholders, as described below in "—Requirements for Qualification—General."
•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a "taxable REIT subsidiary" (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.
•	If ARC acquires appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in the hands of ARC is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, ARC may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if it subsequently recognizes gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation. The results described in this paragraph assume that the subchapter C corporation will not elect in lieu of this treatment to be subject to an immediate tax when the asset is acquired.
•	ARC may have subsidiaries or own interests in other lower-tier entities that are subchapter C corporations, the earnings of which could be subject to federal corporate income tax.

In addition, ARC and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on their assets and operations. ARC could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification – General

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;
(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;
(5)	the beneficial ownership of which is held by 100 or more persons;
(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Internal Revenue Code to include specified entities); and
(7)	which meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. ARC's charter provides restrictions regarding the ownership and transfer of its shares, which are intended to assist in satisfying the share ownership requirements described in conditions (5) and (6) above. For purposes of condition (6), an "individual" generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

To monitor compliance with the share ownership requirements, ARC is generally required to maintain records regarding the actual ownership of its shares. To do so, ARC must demand written statements each year from the record holders of significant percentages of its stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by ARC. A list of those persons failing or refusing to comply with this demand must be maintained as part of the records of ARC. Failure by ARC to comply with these record-keeping requirements could subject it to monetary penalties. If ARC satisfies these requirements and has no reason to know that condition (6) is not satisfied, it will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. ARC satisfies this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests.    In the case of a REIT that is a partner in a partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets, and to earn its proportionate share of the partnership's gross income based on its pro-rata share of capital interest in the partnership, for purposes of the asset and gross income tests applicable to REITs as described below. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, ARC's proportionate share, based upon its percentage capital interest, of the assets and items of income of partnerships in which it owns an equity interest (including its interest in our operating partnership and its equity interests in lower-tier partnerships), is treated as assets and items of income of ARC for purposes of applying the REIT requirements described below. Consequently, to the extent that ARC directly or indirectly holds a preferred or other equity interest in a partnership, the partnership's assets and operations may affect ARC's ability to qualify as a REIT, even though ARC may have no control, or only limited influence, over the partnership. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in "—Tax Aspects of Investments in Partnerships."

Disregarded Subsidiaries.    If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a "taxable REIT subsidiary" (as described below), that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Single member limited liability companies that are wholly-owned by a REIT are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with partnerships in which ARC holds an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

In the event that a disregarded subsidiary of ARC ceases to be wholly owned – for example, if any equity interest in the subsidiary is acquired by a person other than ARC or another disregarded subsidiary of ARC – the subsidiary's separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect ARC's ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See "—Asset Tests" and "—Income Tests."

Taxable Subsidiaries.    A REIT, in general, may jointly elect with subsidiary corporations, whether or not wholly owned, to treat the subsidiary corporation as a taxable REIT subsidiary, or TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by ARC and its subsidiaries in the aggregate, and ARC's ability to make distributions to its stockholders.

A REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent's compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees or foreign currency gains).

Certain restrictions imposed on a TRS are intended to ensure that such entities will be subject to appropriate levels of federal income taxation. First, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS's adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if a TRS pays interest, rent, or another amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm's-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. ARC has made TRS elections with respect to its ownership interest in several corporate subsidiaries since January 2001.

Income Tests

In order to maintain qualification as a REIT, ARC annually must satisfy two gross income requirements. First, at least 75% of ARC's gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," must be derived from investments relating to real property or mortgages on real property, including "rents from real property," dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), and gains from the sale of real estate assets, as well as income from some kinds of temporary investments. Second, at least 95% of ARC's gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation is secured by a mortgage on real property. If ARC receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that ARC acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and ARC's income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a "shared appreciation provision"), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.

To the extent that a REIT derives interest income from a mortgage loan or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits of any person. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had it been earned directly by a REIT, as described below.

Rents received by ARC will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as "rents from real property" unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from which the REIT derives no revenue or through a TRS, as discussed below. ARC and its affiliates are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, ARC and its affiliates may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property. The rest of the rent will be qualifying income. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, ARC is permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements. Also, rental income will qualify as rents from real property only to the extent that ARC does not directly or constructively own, (i) in the case of any lessee which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such lessee; or (ii) in the case of any lessee which is not a corporation, an interest of 10% or more in the assets or net profits of such lessee.

ARC may indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by ARC from a REIT will be qualifying income in ARC's hands for purposes of both the 95% and 75% income tests.

If ARC fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will generally be available if the failure of ARC to meet these tests was due to reasonable cause and not due to willful neglect, ARC attaches to its federal income tax return a schedule of the sources of its income, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether ARC would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving ARC, ARC will not qualify as a REIT. As discussed above under "—Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed upon the amount by which ARC fails to satisfy the particular gross income test.

Asset Tests

ARC, at the close of each calendar quarter, must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of the total assets of ARC must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and certain kinds of mortgage backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

The second asset test is that the value of any one issuer's securities owned by ARC may not exceed 5% of the value of ARC's gross assets. Third, ARC may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries, and the 10% value test does not apply to "straight debt" having specified characteristics. Fourth, the aggregate value of all securities of TRSs held by a REIT may not exceed 20% of the value of the REIT's gross assets.

If a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation, of the asset tests, unless it is a qualifying mortgage asset or otherwise satisfies the rules for "straight debt."

Any interests held by a REIT in a real estate mortgage investment conduit, or REMIC, are generally treated as qualifying real estate assets, and income derived by a REIT from interests in REMICs is generally treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of the REIT's interest in the REMIC, and its income derived from the interest, qualifies for purposes of the REIT asset and income tests. Where a REIT holds a "residual interest" in a REMIC from which it derives "excess inclusion income," the REIT will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though the income may not be received in cash by the REIT.

ARC believes that its holdings of securities and other assets will comply with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that ARC's interests in subsidiaries or in the securities of other issuers will cause a violation of the REIT asset requirements.

Annual Distribution Requirements

In order to qualify as a REIT, ARC is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

(a)	the sum of:
•	90% of the "REIT taxable income" of ARC (computed without regard to the deduction for dividends paid and net capital gains of ARC), and
•	90% of the net income, if any, (after tax) from foreclosure property (as described below), minus

(b)	the sum of specified items of non-cash income over 5% of its "REIT taxable income."

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if such distributions are declared in October, November or December of the taxable year, payable to stockholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by ARC and received by each stockholder on December 31 of the year in which they are declared. In addition, at the election of ARC, a distribution for a taxable year may be declared before ARC timely files its tax return for the year and paid with or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to the stockholders in the year in which paid, even though the distributions relate to ARC's prior taxable year for purposes of the 90% distribution requirement. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by ARC, they must not be "preferential dividends." A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in the organizational documents.

To the extent that ARC distributes at least 90%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax at ordinary corporate tax rates on the retained portion. ARC may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, ARC could elect to have its stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their share of the tax paid by ARC. Stockholders of ARC would then increase the adjusted basis of their ARC stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares.

To the extent that a REIT has any net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See "—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions."

If ARC fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, ARC will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed and (y) the amounts of income retained on which it has paid corporate income tax. ARC intends to make timely distributions so that it is not subject to the 4% excise tax.

It is possible that ARC, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including receipt of distributions from its subsidiaries, and (b) the inclusion of items in income by ARC for federal income tax purposes. Potential sources of non-cash taxable income include loans or mortgage-backed securities held by ARC as assets that are issued at a discount and require the accrual of taxable economic interest in advance of its receipt in cash, loans on which the borrower is permitted to defer cash payments of interest, and distressed loans on which ARC may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property.

ARC may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in ARC's deduction for dividends paid for the earlier year. In this case, ARC may be able to avoid losing its REIT status or being taxed on amounts distributed as deficiency dividends. However, ARC will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If ARC fails to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, ARC will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to stockholders in any year in which ARC is not a REIT will not be deductible by ARC, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, distributions to stockholders will generally be taxable in the case of stockholders who are individual U.S. stockholders (as defined below), at preferential rates, pursuant to the 2003 Act, and, subject to limitations of the Internal Revenue Code, dividends in the hands of corporate U.S. stockholders may be eligible for the dividends received deduction. Unless ARC is entitled to relief under specific statutory provisions, ARC will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, ARC will be entitled to this statutory relief.

Prohibited Transactions

Net income derived from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest, or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any particular property in which ARC holds a direct or indirect interest will not be treated as property held for sale to customers, or that certain safe-harbor provisions of the Internal Revenue Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (ii) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated, and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. ARC does not anticipate that it will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if ARC does receive any such income, it intends to make an election to treat the related property as foreclosure property.

Hedging Transactions

ARC may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that ARC enters into hedging transactions to reduce its interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income or gain from the disposition of hedging transactions should qualify for purposes of the 95% gross income test, but not the 75% gross income test. Recently proposed legislation, if enacted, would exclude such income from the REIT 95% gross income test altogether, treating it as neither qualifying nor non-qualifying income for purposes of that test, while not changing the treatment as non-qualifying income for purposes of the 75% income test. See "—Other Tax Considerations—Legislative or Other Actions Affecting REITs."

Foreign Investments

To the extent that ARC and its subsidiaries hold or acquire any investments and, accordingly, pay taxes, in foreign countries, taxes paid by ARC in foreign jurisdictions may not be passed through to, or used by, its stockholders as a foreign tax credit or otherwise. Any foreign investments may also generate foreign currency gains and losses. Foreign currency gains are generally treated as income that does not qualify under the 95% or 75% income tests. Recently proposed legislation, if enacted, would exclude from the REIT 95% income test calculation, but not from the 75% test, foreign currency gains arising from transactions to hedge risks associated with debt incurred to acquire or carry real estate assets. See "—Other Tax Considerations—Legislative or Other Actions Affecting REITs."

Tax Aspects of Investments in Partnerships

General

ARC may hold investments through entities that are classified as partnerships for federal income tax purposes, including its interest in our operating partnership and the equity interests in lower-tier partnerships. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. ARC will include in its income its proportionate share of these partnership items for purposes of the various REIT income tests, based on its capital interest in such partnership, and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, ARC will include its proportionate share of assets held by subsidiary partnerships, based on its capital interest in such partnerships. See "—Taxation of ARC—Effect of Subsidiary Entities—Ownership of Partnership Interests." Consequently, to the extent that ARC holds an equity interest in a partnership, the partnership's assets and operations may affect ARC's ability to qualify as a REIT, even though ARC may have no control, or only limited influence, over the partnership.

Entity Classification

The investment by ARC in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of ARC's subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If any of these entities were treated as an association for federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of the assets of ARC and items of gross income of ARC would change and could preclude ARC from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the securities by value, of a corporation) or the gross income tests as discussed in "—Taxation of ARC—Asset Tests" and "—Income Tests," and in turn could prevent ARC from qualifying as a REIT. See "—Taxation of ARC—Failure to Qualify," above, for a discussion of the effect of the failure of ARC to meet these tests for a taxable year. In addition, any change in the status of any of ARC's subsidiary partnerships for tax purposes might be treated as a taxable event, in which case ARC could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

Under the Internal Revenue Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

To the extent that any subsidiary partnership of ARC acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e. non-contributing) partners. These rules may apply to the contribution by ARC to any subsidiary partnerships of the cash proceeds received in offerings of its stock. As a result, partners, including ARC, in subsidiary partnerships, could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership's properties than would be the case if all of the partnership's assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause ARC to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect ARC's ability to comply with the REIT distribution requirements discussed above.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations. For these purposes, a U.S. stockholder is a beneficial owner of common stock that for federal income tax purposes is:

•	a citizen or resident of the United States;
•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ARC stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding ARC stock should consult its tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of ARC stock by the partnership.

Distributions.    Provided that ARC qualifies as a REIT, distributions made to its taxable U.S. stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary income but will not be eligible for the dividends received deduction for corporations. "In determining the extent to which a distribution with respect to our common stock constitutes a dividend for federal income tax purposes, our earnings and profits will be allocated, on a pro-rata basis, first to distributions with respect to our preferred stock, and then to our common stock." Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable subchapter C corporations pursuant to the 2003 Act. An exception applies, however, and individual U.S. stockholders are taxed at such rates on dividends designated by and received from REITs, to the extent that the dividends are attributable to (i) "REIT taxable income" that the REIT previously retained in the prior year, and on which it was subject to corporate level tax, (ii) dividends received by the REIT from taxable domestic subchapter C corporations, and certain foreign corporations or (iii) income from sales of appreciated property acquired from subchapter C corporations in carryover basis transactions that has been subject to tax.

In addition, distributions from ARC that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of ARC for the taxable year, without regard to the period for which the U.S. stockholder has held its stock. A similar treatment will apply to long-term capital gains retained by ARC, to the extent that ARC elects the application of provisions of the Internal Revenue Code that treat U.S. stockholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to U.S. stockholders a corresponding credit for taxes paid by the REIT on such retained capital gains, and increasing such U.S. stockholder's adjusted tax basis in their ARC stock by the difference between the amount of their capital gain and their share of the tax paid by ARC. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of U.S. stockholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for individual U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis of the U.S. stockholder's shares in respect of which the distributions were made, but rather, will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of an individual U.S. stockholder's shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by ARC in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by ARC and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by ARC before the end of January of the following calendar year.

Where a REIT holds a "residual interest" in a REMIC from which it derives "excess inclusion income," the REIT will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two) even though the income may not be received in cash by the REIT.

To the extent that distributed excess inclusion income is allocable to a particular stockholder, the income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders.

To the extent that a REIT has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See "—Taxation of ARC—Annual Distribution Requirements." Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by a REIT, which are generally subject to tax in the hands of U.S. stockholders to the extent that the REIT has current or accumulated earnings and profits.

Dispositions of ARC Stock.    In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of ARC stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder's adjusted tax basis in the stock at the time of the disposition. In general, a U.S. stockholder's tax basis will equal the U.S. stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of shares of ARC stock will, pursuant to the 2003 Act, be subject to a maximum federal income tax rate of 15% for taxable years through 2008, if the ARC stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if the ARC stock is held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a U.S. stockholder upon the disposition of ARC stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of ARC stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from ARC that are required to be treated by the U.S. stockholder as long-term capital gain.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of ARC stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards "tax shelters," they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, legislative proposals have been introduced in Congress, that, if enacted, would impose significant penalties for failure to comply with these requirements. You should consult your tax advisers concerning any possible disclosure obligation with respect to the receipt or disposition of ARC stock, or transactions that might be undertaken directly or indirectly by ARC. Moreover, you should be aware that ARC and other participants in transactions involving ARC (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions made by ARC and gain arising from the sale or exchange by a U.S. stockholder of ARC stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to ARC stock. Distributions made by ARC, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Non-U.S. Stockholders

The following is a summary of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of ARC stock applicable to non-U.S. stockholders of ARC stock. For purposes of this summary, a non-U.S. stockholder is a beneficial owner of ARC stock that is not a U.S. stockholder. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of United States federal income and estate taxation.

Ordinary Dividends.    The portion of dividends received by non-U.S. stockholders payable out of the earnings and profits of ARC which are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of ARC stock. In cases where the dividend income from a non-U.S. holder's investment in ARC stock is, or is treated as, effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions.    Unless ARC stock constitutes a U.S. real property interest, or USRPI, distributions by ARC which are not dividends out of the earnings and profits of ARC will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of ARC's current and accumulated earnings and profits. If ARC stock constitutes a USRPI, as described below, distributions by ARC in excess of the sum of its earnings and profits plus the stockholder's basis in its ARC stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder's share of ARC's earnings and profits.

Capital Gain Dividends.    Under FIRPTA, a distribution made by ARC to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs held by ARC directly or through pass-through subsidiaries ("USRPI capital gains"), will be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. federal income tax at the rates applicable to U.S. stockholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, ARC will be required to withhold tax equal to 35% of the amount of dividends to the extent the dividends constitute USRPI capital gains. Recently proposed legislation, if enacted, would modify the tax treatment of capital gain dividends distributed by REITs to non-U.S. holders. See "—Other Tax Considerations—Legislative or Other Actions Affecting REITs." Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if ARC held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. holder from a REIT that are not USRPI capital gains are generally not subject to U.S. federal income or withholding tax.

Dispositions of ARC Stock.    Unless ARC stock constitutes a USRPI, a sale of the stock by a non-U.S. holder generally will not be subject to U.S. federal income taxation under FIRPTA. The stock will not be treated as a USRPI if less than 50% of ARC's assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

Even if the foregoing test is not met, ARC stock nonetheless will not constitute a USRPI if ARC is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares is held directly or indirectly by non-U.S. stockholders. ARC believes that it is, and it expects to continue to be, a domestically controlled REIT and, therefore, the sale of ARC stock should not be subject to taxation under FIRPTA. Because ARC stock is transferable, however, no assurance can be given that ARC will be a domestically controlled REIT.

In the event that ARC does not constitute a domestically controlled REIT, a non-U.S. holder's sale of stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (a) the stock owned is of a class that is "regularly traded," as defined by applicable Treasury Department regulations, on an established securities market, and (b) the selling non-U.S. holder owned, actually or constructively, 5% or less of ARC's outstanding stock of that class at all times during a specified testing period. ARC's common stock initially will not be regularly traded on an established securities market, and no assurance can be given that it will become regularly traded.

If gain on the sale of stock of ARC were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of ARC stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (a) if the non-U.S. holder's investment in the ARC stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (b) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Estate Tax.    ARC stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

ARC will report to its U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. stockholder's income tax liability. In addition, ARC may be required to withhold a portion of capital gain distribution to any U.S. stockholder who fails to certify their non-foreign status. Non-U.S. stockholders may be required to comply with applicable certification procedures to establish that they are not U.S. stockholders in order to avoid the application of such information reporting requirements and backup withholding.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which we refer to in this prospectus as UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held its ARC stock as "debt financed property" within the meaning of the Internal Revenue Code (i.e. where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) the ARC stock is not otherwise used in an unrelated trade or business, distributions from ARC and income from the sale of the ARC stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from ARC as UBTI.

In certain circumstances, a pension trust (i) that is described in Section 401(a) of the Internal Revenue Code, (ii) is tax exempt under section 501(a) of the Internal Revenue Code, and (iii) that owns more than 10% of ARC's stock could be required to treat a percentage of the dividends from ARC as UBTI, if ARC is a "pension-held REIT." ARC will not be a pension-held REIT unless either (A) one pension trust owns more than 25% of the value of ARC's stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of ARC's stock, collectively owns more than 50% of such stock. Certain restrictions on ownership and transfer of ARC's stock should generally prevent a tax-exempt entity from owning more than 10% of the value of ARC's stock, or ARC from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of owning ARC stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department. No assurance can be given as to whether, or in what form, the legislative proposals described below (or any other proposals affecting REITs or their stockholders) will be enacted. Changes to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in ARC.

The 2003 Act reduced the rates at which individual U.S. stockholders are taxed on capital gains (a maximum rate of 15% replaces the prior maximum rate of 20%, through 2008), and gains from the stock of REITs are eligible for the reduced rates. Tax rates for individuals on dividends received from taxable subchapter C corporations were also reduced (with the maximum rate falling to 15% for tax years through 2008), although dividends received from REITs would generally continue to be taxed at regular ordinary income rates (now at a maximum of 35% through 2010). See "—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions." This change in the tax treatment of dividends could cause stockholders to perceive investments in REITs to be comparatively less attractive than investments in other corporations, which could adversely affect the value of the stock of REITs, including ARC.

Recently proposed legislation would modify the tax treatment of capital gain dividends distributed by REITs to non-U.S. stockholders. See "—Taxation of Stockholders—Taxation of Non-U.S. Stockholders—Capital Gain Dividends." The proposed legislation would treat capital gain dividends received by a non-U.S. stockholder in the same manner as ordinary income dividends, provided that (1) the capital gain dividends are received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the non-U.S. stockholder does not own more than 5% of that class of stock at any time during the taxable year in which the capital gain dividends are received. Another proposal would modify the effect of specified types of hedging income on the REIT 95% gross income requirement. See "—Taxation of ARC—Hedging Transactions" and "—Taxation of ARC—Foreign Investments." These proposals would apply to taxable years beginning after the date of enactment.

State, Local and Foreign Taxes

ARC and its subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. ARC owns interests in properties located in a number of jurisdictions, and may be required to file tax returns in certain of those jurisdictions. The state, local or foreign tax treatment of ARC and its stockholders may not conform to the federal income tax treatment discussed above. Any foreign taxes incurred by ARC would not pass through to stockholders as a credit against their United States federal income tax liability. Prospective stockholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in common stock of ARC.

UNDERWRITING

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as lead underwriters of our common stock offering, and, together with Credit Suisse First Boston LLC, Legg Mason Wood Walker, Incorporated, McDonald Investments Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated as of the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the respective number of shares of our common stock set forth opposite the underwriter's name.

Underwriter	Number of Shares to be sold by our company	Number of Shares to be sold by the Selling Stockholders
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse First Boston LLC
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
Legg Mason Wood Walker, Incorporated
McDonald Investments Inc.
Total	22,250,000	2,364,854

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in our common stock offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $      per share on sales to other dealers. If all of the shares are not sold to the public at the initial public offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,692,228 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with our common stock offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

For a period of 180 days after the date of this prospectus, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement (except a registration statement on Form S-8 relating to the restricted share awards or our 2003 equity incentive plan or a registration statement on Form S-4 relating to our acquisition of another entity) under the 1933 Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, other than grants of restricted stock to employees or directors pursuant to the terms of a plan in effect as of the date of this prospectus, issuances of our common stock in connection with redemptions of any OP units, issuances of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock in connection with the exercise of the warrants that are outstanding as of the date of the common stock prospectus.

Our officers and directors, the selling stockholders and certain of our other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of 180 days after the date of this prospectus. In addition, our officers and directors, the selling stockholders and certain of our other stockholders have agreed not to make any demand for or exercise any right with respect to, the registration of our common stock or any securities convertible into or exercisable or exchangeable for our common stock without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to lock-up agreements at any time without notice.

At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the 1933 Act, in connection with the sales of the directed shares.

We have been advised by the underwriters that:

•	they have not offered or sold and, prior to the expiration of a period of six months from the date of this prospectus, will not offer or sell any shares of common stock offered hereby to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995;

•	they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, received by them in connection with the issue or sale of any shares of common stock offered hereby in circumstances in which section 21(1) of the FSMA does not apply to the company;

•	they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom;

•	in order to comply with the Netherlands Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995), the shares of common stock offered hereby shall only be offered in The Netherlands, as part of their initial distribution or by way of reoffering, to individuals or legal entities who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, "Professional Investors"), provided that it must be made clear both upon making the offer and in any documents or advertisements in which a forthcoming offering of such shares is publicly announced (whether electronically or otherwise) that such offer is exclusively made to such Professional Investors;

•	the shares of common stock offered hereby may not be offered, sold or distributed in Spain except in accordance with the requirements of Law 24/1988, of 28 July, on the Securities Market (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and Royal Decree 291/1992, of 27 March, on Issues and Public Offerings of Securities (Real Decreto 291/1992, de 27 de marzo, sobre Emisiones y Ofertas Públicas de Venta de Valores), as amended and restated, and the decrees and regulations made thereunder. Accordingly, the shares of common stock offered hereby may not be offered, sold or distributed in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Spanish securities laws and regulations or without complying with all legal and regulatory requirements in relation thereto;

•	this prospectus has not been verified or registered with the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores), and therefore it is not intended for any public offer of the shares of common stock in Spain;

•	this prospectus has not been submitted to the registration procedures of the French Autorité des Marchés Financiers and, accordingly, the shares of common stock offered hereby may not be offered or sold to the public in France. Offers and sales of the shares of common stock offered hereby in France may be made only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the French Code monétaire et financier and decree no. 98-880 dated 1 October 1998. This prospectus or any other offering materials relating to the shares of common stock offered hereby may not be distributed in France to any person other than a qualified investor as defined therein;

•	no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the "Act") of the Federal Republic of Germany has been or will be published with respect to the shares of common stock offered hereby. Each underwriter will comply with the Act and all other applicable legal and regulatory requirements. In particular, each of the underwriters has not engaged and will not engage in a public offering (öffentliches Angebot) within the meaning of the Act with respect to any of the shares of common stock offered hereby otherwise than in accordance with the Act;

•	this prospectus may only be used by those persons to whom it has been handed out in connection with the offer described therein. The shares of our common stock offered hereby are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor a prospectus in accordance with the respective Swiss legislation. Accordingly, this prospectus may not be used in connection with any other offer and shall in particular not be distributed to the public in Switzerland; and

•	they have undertaken that they will comply with all applicable securities laws and regulations in each jurisdiction in which they purchase, offer, sell or deliver the shares of common stock offered hereby or possess or distribute this prospectus or any other offering material and will obtain any consent, approval or permission which is required by them for the purchase, offer or sale by them of shares of common stock under the laws and regulations in force in any jurisdiction to which they are subject or in which they make such purchases, offers or sales in all cases at their own expense.

Prior to our common stock offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution to our common stockholders, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us, and the current state of the commercial real estate and manufacturing housing industries and the economy as a whole. We cannot assure you, however, that the prices at which the shares will sell in the public market after our common stock offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after our common stock offering.

Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "ARC."

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with our common stock offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by us		Paid by selling stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, our lead underwriters, will receive financial advisory fees in an amount equal to 0.75% of the gross proceeds of our common stock offering, or approximately $       million each. We estimate that our out-of-pocket expenses for our common stock offering will be approximately $8.0 million.

In connection with our common stock offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in our common stock offering, which creates a short position. "Covered" short sales are sales made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of our common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in our common stock offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while our common stock offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time without notice.

Certain of the underwriters have from time to time provided investment and commercial banking services to us and our affiliates, for which they have received customary fees and expenses. The underwriters may, from time to time engage in transactions with and perform services for us in the ordinary course of their business.

The underwriters will act as underwriters of our concurrent preferred stock offering and will receive customary fees in connection therewith.

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will receive financial advisory fees in connection with the Hometown acquisition of $1.4 million and $1.4 million, respectively.

We have a commitment for new senior fixed rate mortgage loans and a new variable rate mortgage loan with Citigroup Global Markets Realty Corp. and Merrill Lynch Mortgage Lending, Inc. These entities will receive customary fees in connection with these loans. We also have a commitment for a new multi-year debt facility with Merrill Lynch Mortgage Capital Inc., in connection with our in-community retail home sales and consumer financing initiative. This entity will receive customary fees in connection with this facility. Additionally, we have obtained commitments from affiliates of each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, Morgan Stanley & Co. Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC and McDonald Investments Inc., each of which is an underwriter in our common stock offering, as well as from Bank One, for a $125 million senior secured revolving credit facility for a term of three years to finance our acquisition of additional communities and rental homes and for other working capital needs, including the payment of distributions to our common stockholders. These underwriters will receive customary fees in connection with this facility.

In connection with our concurrent offerings, we will repay to Mortgage Stanley Mortgage Capital Inc. the remaining $52.4 million outstanding under our BFND credit facility and the $28.9 million mezzanine loan which is part of the $189.9 million balance outstanding on our senior variable rate mortgage due 2005. The remaining $160.4 million will be repaid to a securitization REMIC which currently holds the first mortgage.

UBS Capital LLC, an affiliate of UBS Securities LLC, one of our underwriters, is a stockholder in our company and owns 972,756 shares of our common stock. UBS Capital LLC will be selling all of these shares in our common stock offering. UBS AG, the parent entity of UBS Securities LLC, has a significant indirect economic ownership in the parent entity of Capital ARC Holdings, LLC, one of our stockholders that has two representatives on our board of directors.

An affiliate of Citigroup Global Markets Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated may provide financing in the amount up to approximately $2.0 million to certain of our named executive officers which will be used to pay tax liabilites in connection with common share grants to be made prior to completion of our concurrent offerings and/or to purchase shares of our common stock.

An affiliate of Citigroup Global Markets Inc., one of our underwriters, is the investment advisor to The Travelers Indemnity Company with respect to the shares of common stock that The Travelers Indemnity Company owns in our company.

In connection with the reorganization, an affiliate of Citigroup Global Markets Inc. rendered a fairness opinion to us and served as a financial advisor to each of the Limited Partnerships. In connection therewith, this affiliate received aggregate fees of $3.25 million.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and for the underwriters by Clifford Chance US LLP, New York, New York. Venable LLP will issue an opinion to us regarding certain matters of Maryland law, including the validity of our common stock and our Series A preferred stock offered hereby.

EXPERTS

The consolidated financial statements of Affordable Residential Communities Inc. (formerly known as ARC IV REIT Inc.) as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000; the consolidated financial statements of ARC Holdings Limited Liability Company as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999; and the summary of revenues and certain direct operating expenses of certain properties to be acquired from Hometown America, L.L.C. for the year ended December 31, 2002 included in this prospectus, have been included in reliance on the reports of PricewaterhouseCoopers, LLP (which report with respect to Affordable Residential Communities Inc. contains an explanatory paragraph for the restatement of the financial statements to change the amortization period of customer relationships and lease intangibles), independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the 1933 Act with respect to the shares of our common stock to be sold in our concurrent offerings. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in our concurrent offerings, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC's website at www.sec.gov.

As a result of our concurrent offerings, we will become subject to the information and reporting requirements of the 1934 Act, and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO FINANCIAL STATEMENTS

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

Unaudited Pro Forma Condensed Consolidated Financial Information	F-2
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2003	F-3
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2003	F-9
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2002	F-13
Report of Independent Auditors	F-18
Consolidated Balance Sheets as of December 31, 2002 and December 31, 2001	F-19
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000	F-20
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000	F-21
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	F-22
Notes to Consolidated Financial Statements	F-23
Condensed Consolidated Balance Sheets as of September 30, 2003 and December 31, 2002	F-45
Unaudited Condensed Consolidated Income Statements for the three months and nine months ended September 30, 2003 and 2002	F-46
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 and 2002	F-47
Notes to Unaudited Condensed Consolidated Financial Statements	F-48

ARC HOLDINGS LIMITED LIABILITY COMPANY

Report of Independent Accountants	F-61
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-62
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999	F-63
Consolidated Statements of Changes in Members' Capital as of December 31, 2001, 2000 and 1999	F-64
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	F-65
Notes to Consolidated Financial Statements	F-67
Consolidated Balance Sheets as of March 31, 2002 and December 31, 2001	F-80
Unaudited Consolidated Statements of Operations for the three months ended March 31, 2002 and 2001	F-81
Unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2002 and 2001	F-82
Notes to Unaudited Consolidated Financial Statements	F-83

PROPERTIES ACQUIRED FROM HOMETOWN AMERICA, L.L.C.

Report of Independent Auditors	F-90
Summary of Revenues and Certain Direct Operating Expenses for the nine months ended September 30, 2003 and the year ended December 31, 2002	F-91
Notes to Summary of Revenues and Certain Direct Operating Expenses	F-92

SCHEDULE III — AFFORDABLE RESIDENTIAL COMMUNITIES INC. REAL ESTATE AND RELATED DEPRECIATION	III-1

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information of Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.) as of and for the nine months ended September 30, 2003 and for the year ended December 31, 2002 has been derived from the historical financial statements included in this prospectus.

Our pro forma condensed consolidated balance sheet reflects adjustments to our historical financial data to give effect to the Hometown acquisition, the financing transactions and the completion of our concurrent offerings and the resulting use of proceeds, as if each had occurred on September 30, 2003.

Our pro forma condensed consolidated statements of operations reflect adjustments to our historical financial data to give effect to the reorganization as discussed below, the Hometown acquisition, the financing transactions and the completion of our concurrent offerings and the resulting use of proceeds, as if each had occurred on January 1, 2002.

We were organized in July 1998. On May 2, 2002, we completed the reorganization in which we acquired the Limited Partnerships, which we refer to herein individually as LP I, LP II and LP III, and certain assets and subsidiaries of Holdings, including the retail home sales, finance and insurance businesses. Prior to the reorganization, a wholly owned subsidiary of Holdings managed the properties owned by LPI, II, and III, and a wholly owned subsidiary of Holdings was the general partner in LPI, II, and III and the co-general partner with us of our operating partnership. Accordingly the financial results of LPI, II and III were included in the historical consolidated financial statements of Holdings.

The impact of the reorganization is reflected in our historical consolidated balance sheet as of September 30, 2003 and in our historical consolidated statement of operations for the nine months ended September 30, 2003. However, our historical consolidated statement of operations for the year ended December 31, 2002 includes the impact of the reorganization only for the period subsequent to May 2, 2002. Accordingly, our pro forma condensed consolidated statement of operations for the year ended December 31, 2002 also reflects adjustments to our historical financial data to reflect the reorganization as if it had been completed on January 1, 2002.

We have based our unaudited pro forma adjustments upon available information and assumptions that we consider reasonable. Our unaudited pro forma condensed consolidated financial information is not necessarily indicative of what our actual financial position or results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

You should read our unaudited pro forma condensed consolidated financial information, together with the notes thereto, in conjunction with the more detailed information contained in our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2003
(in thousands)

	Historical	Hometown Acquisition(1)		Financing Transactions(2)		Offerings(3)	Other Adjustments(4)		Pro Forma
	(unaudited)
	(as restated)
Assets
Rental and other property, net	$910,153	$582,055	(a)						$1,492,208
Cash and cash equivalents	36,007	(517,038	)(c)	$81,265	(e)	$524,708			124,942
Restricted cash	13,669			(12,152	)(i)				1,517
Tenant, notes and other receivables, net	9,490	4,554	(a)						14,044
Inventory	4,235	8,574	(a)						12,809
Loan origination costs, net	11,064	857	(a)	13,388	(f)				17,545
				(7,764	) (g)
Loan reserves	36,786			(3,785	)(h)				33,001
Goodwill	86,126								86,126
Lease intangibles and customer relationships, net	12,497	15,307	(a)						27,804
Prepaid expenses and other assets	2,804			280					3,084
Total assets	$1,122,831	$94,309		$71,232		$524,708	$—		$1,813,080

Liabilities and Stockholders' equity
Notes payable and preferred interest	$773,501	$93,440	(b)	$82,747	(d)				$949,688
Accounts payable and accrued expenses	20,332	869	(a)						21,201
Tenant deposits and other liabilities	8,607								8,607
Total liabilities	802,440	94,309		82,747					979,496

Minority interest	44,346						$(5,539)	(j)	38,807
Stockholders' equity
Preferred stock						$118,825			118,825
Common stock and additional paid-in-capital	378,188					405,883	5,539	(j)	802,110
							12,500	(k)
Deferred compensation							(1,900	)(k)	(1,900)
Retained deficit	(102,143)			(11,515	)(g)		(10,600	)(k)	(124,258)
Total stockholders' equity	276,045			(11,515)		524,708	5,539		794,777

Total liabilities & stockholders' equity	$1,122,831	$94,309		$71,232		$524,708	$—		$1,813,080

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands)

(1)	Represents the adjustments related to our purchase of 90 manufactured home communities containing 26,406 homesites, together with related assets, from Hometown for $611,347, including assumed indebtedness with a fair value of $93,440 and transactions costs of $8,090.

(a)	The purchase price in the Hometown acquisition is calculated as follows:

Cash to be paid	$517,038
Fair value of debt assumed	93,440
Other liabilities assumed	869
$611,347

The allocation of the purchase price to the assets acquired from Hometown is shown as follows:

Purchase price, including transaction costs and assumed liabilities	$611,347
Purchase price allocated to: Land	$88,129
Rental and other property	484,091
Rental homes	9,835
Land, rental and other property	582,055
Lease intangibles and customer relationships	15,307
Inventory	8,574
Notes receivable	4,554
Loan origination costs	857
Total assets acquired	$611,347

See Note 3 to the Affordable Residential Communities Inc. financial statements as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 included elsewhere in this prospectus for a description of the methodology we use to allocate the purchase price to lease intangibles and customer relationships.

(b)	In conjunction with the Hometown acquisition, we will assume $86,126 of existing indebtedness on 22 communities. This indebtedness is comprised of 22 individual mortgages with a weighted average interest rate of 6.89% and a weighted average maturity of 6.3 years at September 30, 2003. The fair market value of the assumed indebtedness is $93,440 based on market interest rates as of September 30, 2003 with an average effective interest rate of 4.27%.

(c)	Represents the cash used to consummate the Hometown acquisition purchase. This cash was obtained from borrowings as discussed in Note (2)(d).

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands)

(2)	Represents the financing of the Hometown acquisition and repayment of existing indebtedness as follows:

(d)	We intend to incur the following net indebtedness:

New indebtedness:
New senior fixed rate mortgage due 2014, based upon a spread of 1.5% over the greater of 3.90% or the then-current yield on the ten year Treasury (5.438% at September 30, 2003)	$215,758
New senior fixed rate mortgage due 2009, based upon a spread of 2.05% over the greater of 2.80% or the then-current yield on the five year Treasury (4.876% at September 30, 2003)	101,528
New senior variable rate mortgage due 2006, three one-year extension options, based upon a spread of 3.0% over the one-month LIBOR (4.12% at September 30, 2003)	182,714
Increase in preferred interest*	25,000
Total new indebtedness	525,000
Less repayment of the following indebtedness:
Senior variable rate mortgage due 2005, LIBOR plus 2.85% per annum (3.97% at September 30, 2003)	(189,873)
BFND credit facility due 2005, LIBOR plus 3.00% per annum, (4.12% at September 30, 2003)	(52,414)
Rental home credit facility due 2010, LIBOR plus 4.7% per annum (5.82% at September 30, 2003)	(24,966)
Preferred interest due June 30, 2005, 14% per annum*	(175,000)
Total indebtedness being repaid	(442,253)
New indebtedness, net of paydowns	$82,747

*	On November 13, 2003 and January 8, 2004, we increased the outstanding amount of the preferred interest by an aggregate amount of $25,000, to $175,000. We expect to use the proceeds of this additional $25,000 in financing for investment in rental homes for our communities and for working capital purposes.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands)

(e)	Amount represents the net cash proceeds of the financing transactions as follows:

Plus cash from new senior fixed rate mortgage due 2014	$215,758
Plus cash from new senior fixed rate mortgage due 2009	101,528
Plus cash from new senior variable rate mortgage due 2006	182,714
Plus cash from increase in preferred interest	25,000
Less loan origination fees on new senior fixed and variable rate mortgages, increase in preferred interest, new revolving credit facility and new consumer finance facility	(13,388)
Less cash used to fund loan reserves	(5,590)
Less cash used to pay off existing indebtedness and preferred interest	(442,253)
Less cash paid for exit fees on existing indebtedness being repaid	(2,669)
Less cash paid for interest rate cap on new variable rate mortgage	(280)
Less cash paid for organization costs	(1,082)
Plus cash generated from release of loan reserves upon payoff of preferred interest	9,375
Plus cash generated from release of restricted cash upon payoff of existing senior variable rate mortgage and BFND credit facility	12,152

Net cash from financing transactions	$81,265

(f)

Loan origination costs on new senior fixed rate mortgage due 2014	$2,416
Loan origination costs on new senior fixed rate mortgage due 2009	1,137
Loan origination costs on new senior variable rate mortgage due 2006	2,960
Loan origination costs on increase in preferred interest	1,000
Loan origination costs on new revolving credit facility	3,375
Loan origination costs on new consumer finance facility	2,500
Total loan origination costs	$13,388

We will incur loan origination costs of $2,416 on the $215,758 of new senior fixed rate mortgage due 2014 and loan origination costs of $1,137 on the $101,528 of new senior fixed rate mortgage due 2009, both described in (2)(d) above at 0.5% of loan proceeds plus lender due diligence costs. We will incur loan origination costs of $2,960 on the $182,714 of new senior variable rate mortgage described in (2)(d) above at 1.0% of the loan proceeds plus lender due diligence costs. We will incur loan origination costs of $1,000 on the increase in preferred interest of $25,000 at 4% of loan proceeds. We will incur loan origination costs of $3,375 on the $125,000 revolving credit facility at 1.0% of the total facility plus lender due diligence costs. We will incur loan origination costs of $2,500 on the $250,000 consumer finance facility at 1.0% of the total facility. The fees on the revolving credit facility and the consumer finance facility are being paid from the proceeds of our concurrent offerings.

(g)	We will incur $1,082 of organization costs, $2,669 of loan exit fees to repay our existing senior variable rate mortgage obligations and our BFND credit facility (which are expensed when they are incurred) and write off unamortized loan origination costs of $7,764 related to the existing senior variable rate mortgage, BFND credit facility, rental home credit facility and preferred interest.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands)

The adjustment to our retained deficit relating to refinancing our existing indebtedness is shown as follows:

Organization costs	$1,082
Loan exit fee expense	2,669
Write off of unamortized loan origination costs	7,764
Total adjustment to retained deficit	$11,515

(h)

Release of loan reserves as a result of the repayment of the preferred interest	$(9,375)
Estimated loan reserve requirement as a result of issuing new senior fixed and variable rate mortgages described in (2)(d), (e) and (f) above	5,590
Net decrease in loan reserves required	$(3,785)

The release of loan reserves of $9,375 is a result of the repayment of the preferred interest. The $5,590 in loan reserve requirements represents estimated loan reserves that would be required to fund interest, property taxes and capital expenditures on the new senior fixed rate mortgage indebtedness described in (2)(d), (e) and (f) above and was estimated at 1.7% of the proceeds of the indebtedness.

(i)	Represents the release of restricted cash of $12,152 as a result of the repayment of the existing senior variable rate mortgage and the BFND credit facility.
(3)	Represents the effects of our concurrent offerings. In our common stock offering we intend to issue 22,250 shares of our common stock at $20.00 per share, for $445,000 of gross proceeds, net of offering costs of $39,117. This adjustment is based only on the sale of primary shares by us in our common stock offering and does not include the impact of any secondary sales of shares by selling stockholders which may occur. The costs of our common stock offering include $31,151 of underwriting discounts and commissions and financial advisory fees on the shares sold by us and $7,966 of other costs payable by us.
In our Series A preferred stock offering, we intend to issue 5,000 shares of our Series A preferred stock for $125,000 of gross proceeds, net of offering costs of $6,175. We anticipate that our Series A preferred stock will bear an annual dividend rate between 8% and 9%. We have assumed for purposes of this pro forma financial information that our Series A preferred stock will have an annual dividend rate of 8.5%. Our Series A preferred stock may be redeemed at our option at any time after , 2009 at 100% of liquidation preference plus accumulated accrued and unpaid dividends. The costs of our preferred stock offering includes $3,938 of underwriting discounts and commissions and financial advisory fees on the shares and $2,237 of other costs payable by us.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands)

(4) (j)	To adjust the allocation to minority interest holders in our operating partnership as a result of changes in the percentage ownership of the minority interest holders. We have adjusted the historical minority interest and stockholders' equity accounts to reflect the 8.41% net decrease in minority interest as a result of the issuance of shares in our concurrent offerings. We compute the decrease in minority interest after our concurrent offerings as follows:

Minority interest ownership prior to our concurrent offerings (based on 2,726 OP units outstanding prior to our concurrent offerings/19,699 shares and OP units outstanding immediately prior to our concurrent offerings)	13.84%
Minority interest ownership after our concurrent offerings (based on the issuance of 22,250 common shares in our common stock offering, the conversion of 421 OP units to common shares, the redemption of one common share and the issuance of 530 restricted shares)	5.43%
Multiplied by net assets after our concurrent offering (total assets of $1,813,080 less total liabilities of $979,496 less preferred stock of $118,825)	$714,759
Minority interest share of net assets after our concurrent offerings	$38,807
Less minority interest share of net assets per historical financial statements	(44,346)
Adjustment to minority interest share of net assets	$(5,539)

(k)	To record the issuance of $12,500 (based on the mid-point of the range of prices indicated on the front cover of the common stock prospectus) of restricted stock awards to management and certain other employees. Of the $12,500, $10,600 of restricted stock awards will vest immediately and result in an immediate charge to earnings. The charge to earnings has not been reflected in the statement of operations as it will not have a continuing impact on our results of operations. The remaining $1,900 of restricted stock awards will vest over five years and we have reflected the annual charge to earnings in the statement of operations as it is recurring. We will grant 625 shares of restricted stock, immediately issue 530 shares and the remaining 95 shares will vest and be issued ratably over five years.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(in thousands except per share data)

	Historical	Hometown Acquisition (1)		Financing Transactions (2)		Offering (3)	Other Adjustments (4)		Pro Forma
	(as restated)
Revenue
Rental income	$98,131	$52,706	(a)						$150,837
Sales of manufactured homes	19,845								19,845
Utility and other income	12,155	5,717	(a)						17,872
Total revenue	130,131	58,423	(a)						188,554
Expenses
Property operations	34,705	21,450	(a)						56,155
Real estate taxes	7,756	3,933	(a)						11,689
Cost of manufactured homes sold	15,871								15,871
Retail home sales, finance, insurance and other operations	6,560								6,560
Property management	3,854								3,854
General and administrative	11,722						$285	(g)	12,007
Depreciation and amortization	37,530	15,725	(b)	$545	(e)				53,800
Interest expense	42,990	3,323	(c)	(5,360	)(d)				40,953
Retail home sales and insurance asset impairment and other expense	1,385								1,385
Total expenses	162,373	44,431		(4,815)			285		202,274
Interest income	(1,094)								(1,094)
Income (loss) before allocation to minority interest	(31,148)	13,992		4,815			(285)		(12,626)
Minority interest	4,311						(3,193	)(f)	1,118
Net loss from continuing operations	(26,837)	13,992		4,815			(3,478)		(11,508)
Preferred stock dividend						$(7,969)			(7,969)
Net income (loss) from continuing operations available to common stockholders	$(26,837)	$13,992		$4,815		$(7,969)	$(3,478)		$(19,477)
Basic loss from continuing operations per share	$(1.58)								$(0.54)
Diluted loss from continuing operations per share(5)	$(1.58)								$(0.54)
Weighted average common shares outstanding(5)	16,973					17,803	964		35,740

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(in thousands)

(1)	Represents the effects of our purchase of 90 manufactured home communities containing 26,406 homesites, together with related assets, from Hometown for $611,347, including the fair value of assumed indebtedness of $93,440 and transaction costs of $8,090.
(a)	Pro forma revenue, property operations expense and real estate taxes represent results of operations of the Hometown properties acquired for the nine months ended September 30, 2003 in accordance with the unaudited combined summary of revenues and certain direct operating expenses prepared for the purpose of complying with Rule 3-14 of Regulation S-X included elsewhere in this prospectus.
(b)	Depreciation and amortization expense of $15,725 includes $12,103 of depreciation computed on a straight line basis over the estimated useful life (30 years) of the depreciable assets acquired of $484,091 in accordance with our accounting policies, $738 of depreciation computed on a straight line basis over the estimated useful life (10 years) of the rental homes acquired of $9,835 in accordance with our accounting policies, amortization of $2,782 on a straight line basis over the estimated useful life (5 years or one year) of $15,307 in lease intangibles and customer relationships acquired, and $102 related to $857 of loan origination costs for the $86,126 assumed indebtedness from Hometown.
(c)	Interest expense of $3,323 represents interest of $4,450 on $86,126 of fixed rate mortgages assumed in the Hometown acquisition with a weighted average interest rate of 6.89% at September 30, 2003, less amortization of the $7,314 debt premium of $1,127 based on the effective interest method.
(2)	Represents the effect of the financing transactions used to finance the Hometown acquisition and to repay existing indebtedness.
(d)	Represents adjustments to net pro forma interest expense computed as follows:

Interest expense on new senior fixed rate mortgage of $215,758 due 2014, based upon a spread of 1.5% over the greater of 3.90% or the then-current yield on the ten-year Treasury (5.438% at September 30, 2003)	$8,800
Interest expense on new senior fixed rate mortgage of $101,528 due 2009, based upon a spread of 2.05% over the greater of 2.80% or the then-current yield on the five-year Treasury (4.876% at September 30, 2003)	3,713
Interest expense on new senior variable rate mortgage of $182,714 due 2006, with three one-year extension options, based upon a spread of 3.0% over the one-month LIBOR (4.12% at September 30, 2003)*	5,646
Less interest expense on loans repaid in the financing transaction:
Senior variable rate mortgage of $189,873 due 2005, LIBOR plus 2.85% per annum, (3.97% at September 30, 2003)	(6,345)
BFND credit facility of $52,414 due 2005, LIBOR plus 3.00% per annum (4.12% at September 30, 2003)	(1,788)
Rental home credit facility of $24,966 due 2010, LIBOR plus 4.7% per annum (5.82% at September 30, 2003)	(1,167)
Preferred interest of $150,000 due June 30, 2005, 14.0% per annum (excludes $25,000 increase in preferred interest subsequent to September 30, 2003)	(14,219)
Net decrease in interest expense	$(5,360)

*	Using the average one-month LIBOR rate for the nine months ended September 30, 2003, interest expense on this facility would be $5,797. For every 1.0% increase in the one-month LIBOR rate, interest expense on this facility would increase by $1,827 on an annual basis.

        If interest rates were to increase 1/8%, interest expense would increase by approximately $228 on an annual basis. We expect to enter into a two-year interest rate swap agreement pursuant to which we will effectively fix the base rate portion of the

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(in thousands)

interest rate with respect to $100 million of our variable rate debt. If, after consideration of this interest rate swap agreement, interest rates were to increase by 1/8%, interest expense would increase by approximately $108 on an annual basis.

(e)	Represents the adjustment to depreciation and amortization expense relating to amortization of loan origination costs over the terms of the loans from the financing transactions as follows:

New senior fixed rate mortgage due 2014	$181
New senior fixed rate mortgage due 2009	171
New senior variable rate mortgage due 2006	1,110
New revolving credit facility	844
New consumer finance facility	610
Less loan origination cost amortization related to repaid indebtedness	(2,371)
Net increase in pro forma amortization expense	$545

The fees on the revolving credit facility and the retail home sales and consumer finance debt facility are being paid from the proceeds of our concurrent offerings.

(3)	Represents the effects of our concurrent offerings in which we intend to issue 22,250 shares of common stock and $125,000 of Series A cumulative redeemable preferred stock bearing a dividend rate of 8.5% per annum resulting in a preferred stock dividend of $7,969.
(4)	(f)	To adjust the allocation to minority interest holders in our operating partnership as a result of changes in the percentage ownership of the minority interest holders. We have adjusted the historical minority interest and stockholders' equity accounts to reflect a 8.41% net decrease in minority interest as a result of the issuance of shares in our concurrent offerings. We compute the decrease in minority interest after our concurrent offerings as follows:

Minority interest prior to our concurrent offerings (based on 2,726 OP units outstanding prior to our concurrent offerings/19,699 shares and OP units outstanding immediately prior to our concurrent offerings)	13.84%

Minority interest ownership after our concurrent offerings (based on the issuance of 22,250 common shares in our common stock offering, the conversion of 421 OP units to common shares, the redemption of one common share and 544 shares of restricted stock)	5.43%

Loss before allocation to minority interest	$(12,626)
Less preferred stock dividend	(7,969)
Loss before allocation to minority interest and preferred stock dividend		$(20,595)
Minority interest share of net loss after our concurrent offerings		$1,118
Less minority interest share of net loss per historical financial statements		$(4,311)
Adjustment to minority interest share of net loss		$(3,193)

We intend to contribute all of the net proceeds of the offering of our Series A preferred stock to our operating partnership in exchange for a number of Series A preferred units in our operating partnership equal to the number of Series A preferred shares we issue in the preferred offering. The economic terms of the Series A preferred units will be substantially equivalent to the economic terms of the Series A preferred stock. The Series A preferred units will be senior to the OP units with respect to payment of dividends. Therefore, the

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(in thousands)

payment of the preferred return by our operating partnership increases the losses to be allocated to the other OP unit holders.

(g)	To record the issuance of $12,500 (based upon the mid-point of the range of prices indicated on the front cover of the common stock prospectus) of restricted stock awards to management and certain other employees. We have not reflected as a charge to earnings in the statement of operations $10,600 of shares that vest immediately and will not have a continuing impact on our results of operations. The remaining $1,900 of shares will vest ratably over five years and we have included the annual charge in the statement of operations due to its continuing impact. We will grant 625 shares of stock, immediately issue 530 shares and issue the remaining 95 shares ratably over five years. Amount also includes 421 shares of common stock to be issued upon conversion of OP units in conjunction with our concurrent offerings.
(5)	The pro forma common stock outstanding does not include 4,447 shares issued in our common stock offering, the proceeds of which will be used for working capital purposes. Pro forma diluted loss per share does not assume exchange of the OP units into 2,305 shares of common stock or the issuance of 81 shares of restricted stock which do not immediately vest, as that would be antidilutive. The pro forma diluted shares outstanding do not include shares issued in our common stock offering, the proceeds of which will be used for working capital. Pro forma diluted loss from continuing operations per share does not assume exchange of the OP units into common stock, as that would be antidilutive. These share amounts are used only for purposes of calculating basic loss from continuing operations per share and diluted loss from continuing operations per share. Immediately following the concurrent offerings, there will be 42,478 shares of common stock outstanding, assuming the OP units are exchanged for common shares.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
OF OPERATIONSFOR THE YEAR ENDED DECEMBER 31, 2002
(in thousands except per share data)

		Reorganization(1)
	Historical (1)	Holdings Historical Results January 1, 2002 to May 2, 2002(1)	Purchase accounting adjustments (2)	Combined Company and Holdings Historical Results	Hometown Acquisition (3)		Financing Transactions (4)		Offering (5)	Other adjustments (6)		Pro Forma
	(as restated)
Revenue
Rental income	$96,912	$17,226		$114,138	$70,500	(c)						$184,638
Sales of manufactured homes	31,942	14,693		46,635								46,635
Utility and other income	12,591	3,555		16,146	7,571	(c)						23,717
Total revenue	141,445	35,474		176,919	78,071							254,990
Expenses
Property operations	35,467	10,102		45,569	28,966	(c)						74,535
Real estate taxes	6,969	1,284		8,253	5,135	(c)						13,388
Cost of manufactured homes sold	25,826	11,214		37,040								37,040
Retail home sales, finance insurance and other operations	8,597			8,597								8,597
Property management	4,105	899		5,004								5,004
General and administrative	13,088	1,682		14,770						$380	(i)	15,150
Depreciation and amortization	38,596	6,606	$2,855 (a)	48,057	20,966	(d)	$935	(g)				69,958
Interest expense	43,887	4,323	6,504 (b)	54,714	4,420	(e)	(2,820	)(f)				56,314
Impairment of goodwill (7)	13,557			13,557								13,557
Total expenses	190,092	36,110	9,359	235,561	59,487		(1,885)			380		293,543
Interest income	(1,390)	(153)		(1,543)								(1,543)
Income (loss) before allocation to minority interest	(47,257)	(483)	(9,359)	(57,099)	18,584		1,885			(380)		(37,010)
Minority interest	6,274	334		6,608						(4,021	)(h)	2,587
Income (loss) before preferred stock dividend	(40,983)	(149)	(9,359)	(50,491)	18,584		1,885			(4,401)		(34,423)
Preferred stock dividend									$(10,625)			(10,625)
Net income (loss) from continuing operations available to common stockholders	$(40,983)	$(149)	$(9,359)	$(50,491)	$18,584		$1,885		$(10,625)	$(4,401)		$(45,048)
Basic loss from continuing operations per share	$(2.82)			$(2.97)								($1.26)
Diluted loss from continuing operations per share (8)	$(2.89)			$(2.97)								($1.26)
Weighted average common shares outstanding	14,535	2,438		16,973					17,803	969	(i)	35,745
Common shares issuable upon exchange of OP units outstanding (8)	1,818
Diluted shares outstanding	16,353

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

(in thousands)

(1)	The "historical" column reflects the results of operations of LP I, II, III and Holdings (which includes the retail home sales, finance, insurance and other operations) for the period subsequent to May 2, 2002, the date of completion of the reorganization. Because we acquired the assets of Holdings in the reorganization, our historical results include those of Holdings only for the period subsequent to completion of the reorganization. We have included the results of operations of Holdings from January 1, 2002 to May 2, 2002 as a pro forma adjustment to reflect pro forma results of operations as if the reorganization had been completed on January 1, 2002.
(2)	In addition to recording historical results of operations of Holdings, we have recorded the following adjustments in accounting for the reorganization as if it had occurred on January 1, 2002:
(a)	$2,855 adjustment to depreciation and amortization of the lease costs and customer relationship intangibles whereby we allocated an additional $148,380 of purchase price to rental and other property, net and $18,917 of value related to intangible asset lease and customer relationships, each based on their fair value. We have depreciated the fixed asset adjustment over 20 years in accordance with our policy at that time. We have amortized the value of customer relationships over 5 years for communities and one year for rental homes.
(b)	Adjustment to interest expense as a result of the refinancings effected in connection with the reorganization is as follows:

Interest expense on indebtedness incurred in the reorganization for the period from January 1, 2002 to May 2, 2002 as if incurred at January 1, 2002:
$310,000 senior fixed rate mortgage due 2012, 7.35% per annum	$7,595
$193,000 senior variable rate mortgage due 2005, 4.23% per annum	2,721
$75,000 preferred interest, 12.5% per annum	3,125
Less interest expense on indebtedness retired:
$8,373 fixed rate mortgages of LP I, 8% per annum	(223)
$79,862 credit facilities of LP II, 5.12% per annum	(1,363)
$110,000 credit facility of LP III, 5% per annum	(1,833)
$150,753 credit facility of our operating partnership, 4.37% per annum	(2,196)
$81,436 BFND credit facility, 4.87% per annum	(1,322)
$6,504

During 2002, we also acquired 19 communities for $58,024 in addition to those acquired in the reorganization. We have not included the pro forma effect of the combined results of their operations before acquisition in reliance on relief granted by the SEC on the basis of the individual insignificance of such acquisitions, the relative aggregate insignificance of these acquisitions when measured against our total assets at December 31, 2002, and the lack of availability of reliable historical results from the prior owners.
(3)	Represents the effects of our purchase of 90 manufactured home communities containing 26,406 homesites, together with related assets, from Hometown for $611,347, including the fair value of assumed indebtedness of $93,440 and transaction costs of $8,090.

(c)	Pro forma revenue, property operations expense and real estate taxes represent results of operations of the properties acquired for the year ended December 31, 2002 in accordance

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

with the audited combined summary of revenue and certain direct operating expenses prepared for the purpose of complying with Rule 3-14 of Regulation S-X included elsewhere in this prospectus.

(d)	Depreciation and amortization expense adjustment of $20,966 includes depreciation of $16,136 computed on a straight line basis over the estimated useful life (30 years) of the depreciable assets acquired of $484,091 in accordance with our accounting policies, $984 of depreciation computed on a straight line basis over the estimated useful life (10 years) of the rental homes acquired of $9,835 in accordance with our accounting policies, amortization of $3,710 on a straight line basis over the estimated useful life (5 years or one year) of $15,307 in lease intangibles and customer relationships acquired, and $136 related to $857 of loan origination costs for the $86,126 assumed indebtedness from Hometown.

(e)	Interest expense of $4,420 represents interest of $5,933 on $86,126 of fixed rate mortgages assumed in the Hometown acquisition with a weighted average interest rate of 6.89% at September 30, 2003, less amortization of the $7,314 debt premium of $1,513 based on the effective interest method.
(4)	Represents the effects of the financing transactions used to finance the Hometown acquisition and to repay existing indebtedness.

(f)	Represents adjustments to net pro forma interest expense computed as follows:

Interest expense on new senior fixed rate mortgage of $215,758 due 2014, based upon a spread of 1.5% over the greater of 3.90% or the then-current yield on the ten year Treasury (5.438% at September 30, 2003)	$11,733
Interest expense on new senior fixed rate mortgage of $101,528 due 2009, based upon a spread of 2.05% over the greater of 2.80% or the then-current yield on the five year Treasury (4.876% at September 30, 2003)	4,951
Interest expense on new senior variable rate mortgage of $182,714 due 2006 three one-year extension options, based upon a spread of 3.0% over the one-month LIBOR (4.12% at September 30, 2003)*	7,528
Less interest expense on loans repaid in the financing transactions:
Senior variable rate mortgage of $189,873 due 2005, LIBOR plus 2.85% per annum, (3.97% at September 30, 2003)	(10,308)
BFND credit facility of $52,414 due 2005, LIBOR plus 3.00% per annum (4.12% at September 30, 2003)	(3,217)
Preferred interest of $150,000 due June 30, 2005, 14.0% per annum (excludes $25,000 increase in preferred interest subsequent to September 30, 2003)	(13,507)
Net decrease in interest expense	$(2,820)

*	Using the average one-month LIBOR rate for the period this obligation was outstanding during the year ended December 31, 2002, interest expense on this facility would be $8,588. For every 1.0% increase in the one-month LIBOR rate, interest expense on this facility would increase by $1,827 on an annual basis.

If interest rates were to increase 1/8%, interest expense would increase by $228 on an annual basis. We expect to enter into a two-year interest rate swap agreement pursuant to which we will effectively fix the base rate portion of the interest rate with respect to $100 million

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

of our variable rate debt. If, after consideration of this interest rate swap agreement, interest rates were to increase by 1/8%, interest expense would increase by approximately $108 on an annual basis.

(g)	Represents the adjustment to depreciation and amortization expense relating to amortization of loan origination costs over the term of the loans from financing transactions computed as follows:

New senior fixed rate mortgage due 2014	$242
New senior fixed rate mortgage due 2009	227
New senior variable rate mortgage due 2006	1,480
New revolving credit facility	1,125
New consumer finance facility	813
Less loan origination cost amortization related to repaid indebtedness	(2,952)
Net reduction in pro forma amortization expense	$935

The fees on the revolving credit facility and the consumer finance facility are being paid from the proceeds of our concurrent offerings.

(5)	Represents the effects of our concurrent offerings in which we intend to issue 22,250 shares of common stock and $125,000 of Series A cumulative redeemable preferred stock bearing a dividend rate of 8.5% per annum resulting in a preferred dividend of $10,625.
(6) (h)	To adjust the allocation to minority interest holders in our operating partnership as a result of changes in the percentage ownership of the minority interest holders. We have adjusted the historical minority interest and stockholders' equity accounts to reflect a 8.41% net decrease in minority interest as a result of the issuance of shares in our concurrent offerings. We compute the decrease in minority interest after our common stock offering as follows:

Minority interest prior to our concurrent offerings (based on 2,726 OP units outstanding prior to our concurrent offerings/19,699 shares and OP units outstanding immediately prior to our concurrent offerings)	13.84%

Minority interest ownership after our concurrent offerings (based on the issuance of 22,250 common shares in our common stock offering, the conversion of 421 OP units to common shares, the redemption of one common share and 549 shares of restricted stock)	5.43%

Loss before allocation to minority interest	$(37,010)
Less preferred stock dividend	(10,625)
Loss before allocation to minority interest and preferred stock dividend		$(47,635)
Minority interest share of net loss after our concurrent offerings		$2,587
Less minority interest share of net loss per historical financial statements		$(6,608)
Adjustment to minority interest share of net loss		$(4,021)

We intend to contribute all of the net proceeds of the offering of our Series A preferred stock to our operating partnership in exchange for a number of Series A preferred units in our operating partnership equal to the number of Series A preferred shares we issue in the preferred offering. The economic terms of the Series A preferred units will be substantially equivalent to the economic terms of the Series A preferred stock. The Series A preferred units will be senior to the OP units with respect to payment of dividends. Therefore, the payment of the preferred return by our operating partnership increases the losses to be allocated to the other OP unit holders.

(i)	To record the issuance of $12,500 (based upon the mid-point of the range of prices indicated on the front cover of the common stock prospectus) of restricted stock awards to

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

management and certain other employees. We have not reflected as a charge to earnings in the statement of operations of $10,600 of shares that vest immediately and will not have a continuing impact on our results of operations. The remaining $1,900 of shares will vest ratably over five years and we have included the annual charge in the statement of operations due to its continuing impact. We will grant 625 shares of stock, immediately issue 530 shares and will issue the remaining 95 shares ratably over five years. Amount also includes 421 shares of common stock to be issued upon conversion of OP units in conjunction with our concurrent offering.
(7)	At December 31, 2002, we evaluated our goodwill for potential impairment using capitalization rates and multiples of earnings. As a result, we recorded an impairment of goodwill of $13,557 in our retail home sales, finance and insurance businesses. You should read our audited financial statements for the years ended December 31, 2002 and 2001, together with the notes thereto, in conjunction with the more detailed information contained in this prospectus.
(8)	The pro forma common stock outstanding does not include 4,447 shares issued in our common stock offering, the proceeds of which will be used for working capital purposes. Pro forma diluted loss per share does not assume exchange of the OP units into 2,305 shares of common stock or the issuance of 76 shares of restricted stock which do not immediately vest, as that would be antidilutive. The pro forma diluted shares outstanding do not include shares issued in our common stock offering, the proceeds of which will be used for working capital. Pro forma diluted loss from continuing operations per share does not assume exchange of the OP units into common stock, as that would be antidilutive. These share amounts are used only for purposes of calculating basic loss from continuing operations per share and diluted loss from continuing operations per share. Immediately following the concurrent offerings, there will be 42,478 shares of common stock outstanding, assuming the OP units are exchanged for common shares.

REPORT OF INDEPENDENT AUDITORS

To The Board of Directors and Stockholders of
Affordable Residential Communities Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.) and its subsidiaries (the "Company") as of December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the consolidated financial statements, the Company has restated its financial statements as of and for the year ended December 31, 2002 to change the amortization period of customer relationships and lease intangibles.

/s/ PRICEWATERHOUSECOOPERS LLP

Denver, Colorado
September 12, 2003, except for Note 17 as to
which the date is December 1, 2003 and
except for Note 2 as to which the
date is January 9, 2004 and except for
Note 18 as to which the date is January 23, 2004

AFFORDABLE RESIDENTIAL COMMUNITIES INC.
(Formerly Known As ARC IV REIT, INC.)

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND DECEMBER 31, 2001
(in thousands except shares and per share data)

	December 31, 2002	December 31, 2001
	(as restated)
Assets
Rental and other property, net	$897,445	$370,261
Assets held for sale	11,841	11,838
Cash and cash equivalents	38,249	23,668
Restricted cash	13,429	5,332
Tenant, notes and other receivables, net	8,998	1,823
Inventory	9,595	164
Loan origination costs, net	13,105	2,400
Loan reserves	39,281	10,803
Goodwill	86,126	—
Lease intangibles and customer relationships, net	15,594	—
Prepaid expenses and other assets	2,875	3,690
Total assets	$1,136,538	$429,979
Liabilities and stockholders' equity
Notes payable and preferred interest	$753,360	$253,068
Liabilities held for sale	8,238	10,126
Accounts payable and accrued expenses	19,021	5,377
Tenant deposits and other liabilities	7,998	2,572
Total liabilities	788,617	271,143
Commitments and contingencies (Note 12)
Minority interest	48,156	62
Stockholders' equity
Common stock $.01 par value, 100,000,000 shares authorized, 16,972,738 and 9,685,843 shares issued and outstanding at December 31, 2002 and 2001, respectively	170	97
Additional paid-in capital	378,018	196,266
Retained deficit	(78,423)	(37,589)
Total stockholders' equity	299,765	158,774
Total liabilities and stockholders' equity	$1,136,538	$429,979

The accompanying notes are an integral part of these consolidated financial statements.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.
(Formerly Known As ARC IV REIT, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(in thousands except per share data)

	Year Ended December 31,
	2002	2001	2000
	(as restated)
Revenue
Rental income	$96,912	$40,046	$27,024
Sales of manufactured homes	31,942	—	—
Utility and other income	12,591	3,566	2,278
Total revenue	141,445	43,612	29,302
Expenses
Property operations	35,467	13,090	8,318
Real estate taxes	6,969	2,738	1,718
Cost of manufactured homes sold	25,826	—	—
Retail home sales, finance, insurance and other operations	8,597	—	—
Property management	4,105	2,491	2,436
General and administrative	13,088	9,047	7,173
Depreciation and amortization	38,596	16,905	11,672
Interest expense	43,887	14,972	14,279
Impairment of goodwill	13,557	—	—
Total expenses	190,092	59,243	45,596
Interest income	(1,390)	(2,871)	(2,168)
Loss before allocation to minority interest	(47,257)	(12,760)	(14,126)
Minority interest	6,274	13	14
Net loss from continuing operations	(40,983)	(12,747)	(14,112)
Income (loss) from discontinued operations	172	(370)	2
Minority interest in discontinued operations	(23)	—	—
Net loss	$(40,834)	$(13,117)	$(14,110)
Loss per share from continuing operations:
Basic loss per share	$(2.82)	$(1.41)	$(2.19)
Diluted loss per share	$(2.89)	$(1.41)	$(2.19)
Income (loss) per share from discontinued operations:
Basic income (loss) per share	$0.01	$(0.04)	—
Diluted income (loss) per share	$0.01	$(0.04)	—
Loss per common share:
Basic loss per share	$(2.81)	$(1.45)	$(2.19)
Diluted loss per share	$(2.88)	$(1.45)	$(2.19)
Weighted average share / OP unit information:
Common shares outstanding	14,535	9,062	6,441
Common shares issuable upon exchange of OP units outstanding	1,818	—	—
Diluted shares outstanding	16,353	9,062	6,441

The accompanying notes are an integral part of these consolidated financial statements.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.
(Formerly Known As ARC IV REIT, INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Equity

Balance December 31, 1999	$52	$98,752	$(10,362)	$88,442
Sales of common stock	30	63,829		63,859
Net loss			(14,110)	(14,110)
Balance December 31, 2000	82	162,581	(24,472)	138,191
Sales of common stock	15	33,685		33,700
Net loss			(13,117)	(13,117)
Balance December 31, 2001	97	196,266	(37,589)	158,774
Sales of common stock	15	33,745		33,760
Common stock issued in the Reorganization	58	137,594		137,652
Transfer of minority interest ownership in Operating Partnership		10,413		10,413
Net loss (as restated)			(40,834)	(40,834)
Balance December 31, 2002	$170	$378,018	$(78,423)	$299,765

The accompanying notes are an integral part of these consolidated financial statements.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.
(Formerly Known As ARC IV REIT, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(dollars in thousands)

	Years ended December 31,
	2002	2001	2000
	(as restated)
Cash flow from operating activities
Net loss	$(40,834)	$(13,117)	$(14,110)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	38,596	16,905	11,672
Impairment of goodwill	13,557	—	—
Adjustment to fair value for interest rate caps	1,561	4,844	—
Minority interest	(6,274)	(13)	(14)
Depreciation and minority interest included in income (loss) from discontinued operations	511	574	587
Changes in operating assets and liabilities, net of acquisitions	7,150	(2,567)	(1,312)
Net cash provided by (used in) operating activities	14,267	6,626	(3,177)
Cash flow from investing activities
Acquisition of communities, manufactured homes and lease intangibles	(121,611)	(91,939)	(81,746)
Community improvements and equipment purchases	(15,862)	(11,676)	(10,996)
Other	—	(1,023)	1,557
Net cash used in investing activities	(137,473)	(104,638)	(91,185)
Cash flow from financing activities
Cash flow from the Reorganization
Debt issued in the Reorganization	578,000	—	—
Debt paid in the Reorganization	(431,165)	—	—
Redemption of limited partnership interests	(112,966)	—	—
Payment of loan costs	(13,365)	—	—
Net release of restricted cash	2,609	—	—
Net release of loan reserves	4,695	—	—
Other	(4,678)	—	—
Proceeds from issuance of common shares	33,760	33,760	67,520
Proceeds from issuance of debt	126,119	50,629	52,382
Repayment of debt	(14,416)	(157)	(143)
Restricted cash	(1,906)	(3,331)	(2,000)
Loan reserves	(28,185)	5,207	(315)
Syndication costs	—	(60)	(3,661)
Loan origination costs	(715)	(1,708)	(1,807)
Net cash provided by financing activities	137,787	84,340	111,976
Net increase (decrease) in cash and cash equivalents	14,581	(13,672)	17,614
Cash and cash equivalents, beginning of year	23,668	37,340	19,726
Cash and cash equivalents, end of period	$38,249	$23,668	$37,340
Non-cash financing transactions
Limited Partnership debt assumed in the Reorganization	$233,915	—	—
Common stock issued in the Reorganization	137,652	—	—
OP Units issued in the Reorganization	64,820	—	—
Debt assumed in connection with acquisitions	5,944	$13,592	—
Supplemental cash flow information
Cash paid for interest	$36,077	$16,244	$14,180

The accompanying notes are an integral part of these consolidated financial statements.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

1.	Summary of Significant Accounting Policies

Business and Basis of Presentation

Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.) is a Maryland corporation organized as a real estate investment trust for U.S. federal income tax purposes and is engaged in the acquisition, renovation, repositioning and operation of manufactured home communities, the retail sale of manufactured homes and other related businesses. We were organized in July 1998 and operate primarily through Affordable Residential Communities LP (the "Operating Partnership") and its subsidiaries of which we are the sole general partner and owned approximately 86% at December 31, 2002.

As described in Note 2, on May 2, 2002, we completed the acquisition of Affordable Residential Communities, L.P. I ("LP I"), Affordable Residential Communities, L.P., II ("LP II"), Affordable Residential Communities, L.P., III ("LP III") (collectively, LP I, LP II, and LP III are the "Limited Partnerships") and their respective subsidiaries and certain of the assets and subsidiaries of ARC Holdings Limited Liability Company ("Holdings") (the "Reorganization"). Holdings' subsidiaries included ARC LLC, which was the general partner of each of the Limited Partners and the co-general partner with us of the Operating Partnership, and ARC Management Services, Inc. ("ARC Management"), which was the management company for each of the Limited Partnerships and the Operating Partnership. Our co-founders and certain other members of our senior management were the members of senior management of ARC Management.

As of December 31, 2002, we owned 209 communities consisting of 39,704 homesites in 21 states (Alabama, Arkansas, California, Colorado, Florida, Idaho, Illinois, Iowa, Kansas, Missouri, Nebraska, New Mexico, New York, North Carolina, Oklahoma, Oregon, South Dakota, Tennessee, Texas, Utah and Wyoming). We also owned a retail home sales business consisting of 19 manufactured home sales centers in five states. In addition, we had one community held for sale.

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent liabilities, and the reported amount of revenues and expenses during the reporting period. Ultimate actual results may differ from previously estimated amounts.

The accompanying consolidated financial statements include all of our accounts but include the results of operations of the businesses formerly conducted by the Limited Partnerships and Holdings only for the periods subsequent to the completion of the Reorganization on May 2, 2002. We have eliminated all significant intercompany balances and transactions.

We have reclassified certain prior year amounts to conform to current year presentation.

Rental and Other Property

Depreciation is computed primarily on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the various classes of rental property assets are primarily as follows:

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

Asset Class	Estimated Useful Lives (Years)
Manufactured home communities and improvements	10 to 30
Buildings	10 to 20
Rental homes	10
Furniture and other equipment	5
Computer software and hardware	3

In June 2002, we changed our estimate of the depreciable lives of our communities from 20 years to 30 years to conform to our experience and industry practice regarding the estimated useful life of manufactured home communities, improvements and buildings. The change resulted in a reduction of depreciation expense of approximately $7,344 or $0.44 per diluted earnings per share and a reduction in net loss of $6,371 or $0.44 per basic earnings per share.

We carry rental property at cost, less accumulated depreciation. We capitalize significant renovations and improvements that substantially improve asset quality and/or extend the useful life of assets and depreciate them over their estimated remaining useful lives. We expense maintenance and repairs as incurred.

We evaluate the recoverability of our investment in rental property whenever events or changes in circumstances indicate that full asset recoverability is questionable. Our assessment of the recoverability of rental property includes, but is not limited to, recent operating results and expected net operating cash flows from future operations. In the event that facts and circumstances indicate that the carrying amounts of rental property may be impaired, we perform an evaluation of recoverability in which we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a writedown is required. If this review indicates that the asset's carrying amount will not be fully recoverable, we would reduce the carrying value of the asset to its estimated fair value. For the years ended December 31, 2002 and 2001, no impairment conditions existed at any of our rental or other properties.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with maturities less than 90 days from the date of purchase.

Restricted Cash and Loan Reserves

Restricted cash and loan reserves represent reserves established pursuant to the debt agreements as described in Note 7.

Notes Receivable

Notes receivable from sales of manufactured homes or assumed in connection with acquisitions are generally collateralized by manufactured homes located in our communities, and carry interest rates up to 16%.

Reserves for Bad Debts

We maintain allowances for bad debts on tenant receivables and notes receivable. We fully reserve amounts due from tenants when their accounts become greater than sixty days past due. We establish reserves for notes receivable based on management's periodic review for specific notes considered uncollectible, plus an amount for estimated future uncollectible notes based on historical experience. At December 31, 2002 and 2001, approximately $710 and $123 is reserved for tenant and notes receivables, respectively. For the years ended December 31, 2002, 2001 and 2000, we charged $1,580, $336 and $211, respectively, to bad debt expense.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

Inventory

Inventory consists of new and used manufactured homes including costs and materials associated with preparing the homes for sale. We value inventory at the lower of cost or market value. Cost is based on specific identification reduced, as applicable, by dealer volume rebates earned from manufacturers ($501 at December 31, 2002). We earn dealer volume rebates from the dealership's primary manufacturers when we sell the manufactured home and from other non-primary manufacturers when we purchase the manufactured home. We base market value of inventory on estimated net realizable value.

Loan Origination Costs

We capitalize loan origination costs associated with long-term financing of our communities. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the repayment term of the loans. We amortized $4,129, $1,896 and $1,212 of loan origination costs for the years ended December 31, 2002, 2001 and 2000, respectively, which is included in depreciation and amortization. The charge in 2002 includes $1,592 for previously incurred loan origination costs of debt paid in the Reorganization. Accumulated amortization was $2,750 and $3,592 as of December 31, 2002 and 2001, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the tangible and intangible assets acquired and liabilities assumed in the Reorganization. We periodically assess and adjust the value of the goodwill. For the year ended December 31, 2002, we recorded an impairment charge of $13,557. For additional discussion, see Note 2, "The Reorganization."

Lease Intangibles and Customer Relationships

We establish the value of lease intangibles and customer relationships at the date of acquisition of a community. We amortize lease intangibles and customer relationships related to community acquisitions over the estimated time period that a resident lives in the community (five years). We amortize lease intangibles and customer relationships related to acquisitions of rental homes over the lease term (one year). Future amortization of lease intangibles and customer relationship intangible assets are as follows (as restated):

2003	$3,983
2004	3,483
2005	3,483
2006	3,483
2007	1,162
Total	$15,594

Impairment of Intangible Assets

We combine our intangible assets, which consist primarily of lease and customer intangibles with other assets located in each community (primarily consisting of real estate assets) as the manufactured home community is the lowest level for which cash flows are readily identifiable. Whenever events or circumstances indicate that the carrying amount of the asset group is not recoverable, the asset group is tested for recoverability. If the asset group is not recoverable from the undiscounted cash flows attributable to that asset group, an impairment loss is recognized as the difference between the carrying value of the asset group and the estimated fair value of the asset group.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

Interest Rate Caps

We manage our exposure to interest rate risk through the use of interest rate caps which are cash flow hedges which protect us from movements in interest rates above specified levels. We immediately recognize in earnings the ineffective portion of gains or losses associated with interest rate caps. For the years ended December 31, 2002, 2001 and 2000, we recorded in interest expense losses of $1,561, $4,844 and $0, respectively, related to the ineffective portion of the interest rate cap. At December 31, 2002 the carrying value of the interest rate caps of $115 is included in prepaid expenses and other assets. See Note 7 for further explanation.

Revenue Recognition

We recognize rental income on homesites and rental homes when earned and due from residents. Leases entered into by tenants for the rental of a homesite are generally month-to-month and are renewable by mutual agreement of the resident and us or, in some cases, as provided by statute. Leases entered into by a home renter are generally one year in duration and are renewable by mutual agreement between us and the renter. We defer rent received in advance and recognize it in income when earned.

We recognize revenues from manufactured home sales when we receive the down payment, the buyer arranges financing, we transfer title, possession and other attributes of ownership to the buyer, and we have no further obligations to perform significant additional activities.

Income Taxes

We operate in a manner intended to enable us to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income to its stockholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which it distributes to its stockholders. We intend to continue to qualify and to distribute substantially all of our taxable income to stockholders. Therefore, we have no provision for U.S. federal income taxes. To date we have made no distributions to our stockholders and have been in a taxable loss position since inception.

Fair Value of Financial Instruments

The fair value of our financial instruments including debt approximates their carrying values at December 31, 2002 and 2001.

Minority Interest

At December 31, 2002, minority interest consisted of units of limited partnership interest of our Operating Partnership ("OP Units") that were issued to various limited partners in the Reorganization. Each OP Unit issued in the Reorganization is paired with 1.9268 shares of our special voting stock (each a "Paired Equity Unit"). Each OP Unit is redeemable for cash or, at our election, one share of our common stock. As a result, in the issuance of additional OP Units and shares of common stock, we have recorded an equity transfer adjustment among stockholders' equity and minority interest in our Consolidated Balance Sheets to account for the change in the respective ownership in the underlying equity of the Operating Partnership. The minority interest prior to the Reorganization represents ownership interest of ARC LLC in the Operating Partnership.

We have ascribed income before allocation to minority interest to the holders of our OP Units based on their respective weighted average ownership percentage of the Operating Partnership. We have determined the ownership percentage by dividing the number of OP Units held by the limited partners by the total number of OP Units held by both the limited partners and the general partner.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

Derivative Financial Instruments

We use derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates. As required under the guidelines of Statement of Financial Accounting Standards ("SFAS") No. 133, we record all of our derivative instruments in the Consolidated Balance Sheets at fair value. For a derivative designated as a cash flow hedge, we initially report the effective portion of the derivative's gain or loss as a component of accumulated other comprehensive loss and subsequently reclassify it into earnings when the forecasted transaction affects earnings. We report the ineffective portion of the gain or loss associated with a cash flow hedge in earnings immediately. All of the cash flow hedges were ineffective in all periods presented, and, as such, no gain or loss was reported as accumulated other comprehensive income.

Earnings per Share

We calculated basic earnings or loss per share by dividing net income or loss by our outstanding shares of common stock. We calculated diluted earnings or loss per share by dividing income or loss before allocation to minority interest by our outstanding shares of common stock assuming the exchange of all OP Units for shares of our common stock. For the years ended 2000 through 2002, we did not include warrants in the calculation of diluted earnings per share because they would have been antidilutive.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, which addresses financial accounting and reporting for business combinations. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for under the purchase method initiated before, but completed after, June 30, 2001. All business combinations in the scope of this Statement are to be accounted for using one method – the purchase method. We have accounted for the communities we acquired in the Reorganization and the other individual community acquisitions after June 30, 2001 under SFAS 141.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective for fiscal years beginning after December 31, 2001, and applies to all goodwill and other intangibles recognized in the financial statements at that date. Under the provisions of this statement, goodwill and other indefinite lived intangibles will not be amortized, but will be tested for impairment on an annual basis. At December 31, 2002 the Company tested its goodwill for impairment, and as a result recorded an impairment charge of $13,557 related to its retail home sales and insurance operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires the recognition of an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measures the impairment loss as the difference between the carrying amount and fair value of the asset. The Company reviewed its long-lived assets for impairment under this Statement and determined that no impairment existed at December 31, 2002.

In May 2002, the FASB issued SFAS No. 145, Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections, which is effective for fiscal years beginning after May 15, 2002. SFAS 145 rescinds SFAS 4, SFAS 44 and SFAS 64 and amends SFAS 13 to modify the accounting for sale-leaseback transactions. SFAS 4 required gains and losses resulting from early extinguishments of debt to be classified as extraordinary items. SFAS 64 amended SFAS 4 and is no longer necessary because SFAS 4 has been rescinded. We elected to early adopt SFAS No. 145 effective for the year ended December 31, 2002, and accordingly classified as interest expense $1,885 in exit fees for debt paid in the Reorganization.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The principal difference between SFAS No. 146 and EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity initiated after December 31, 2002 be recognized when the liability is incurred. The adoption of SFAS No. 146 is not expected to have a material impact on our results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 is intended to expand on existing disclosure requirements and requires a company to recognize liabilities for the fair value or market value of its obligations under a guarantee when the guarantee is issued. It does not address the subsequent measurement of the guarantor's recognized liability over the term of the guarantee. FIN 45 is effective January 1, 2003 on a prospective basis only, with the exception of the disclosure requirements, which are effective for financial statements at and for the period ended December 31, 2002. The adoption of FIN 45 is not expected to have a material impact on our results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. A company that consolidates a variable interest entity is called the primary beneficiary.

Previous practice has dictated that one company would include another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. FIN 46 is effective for all variable interest entities created after January 31, 2003. For existing variable interest entities, public companies are required to adopt FIN 46 in the first interim or annual period after June 15, 2003. FIN 46 was partially deferred and now must be adopted at the end of the first interim or annual period after December 15, 2003 for variable interest entities created prior to February 1, 2003. The adoption of FIN 46 is not expected to have a material impact on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Under SFAS No. 150, an issuer is required to classify financial instruments issued in the form of shares that are mandatorily redeemable, financial instruments that, at inception, embody an obligation to repurchase the issuer's equity shares and financial instruments that embody an unconditional obligation, as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating the impact the adoption of SFAS No. 150 will have on our financial position, results of operations and cash flows.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

2.	Restatement

We have restated our Consolidated Financial Statements as of and for the year ended December 31, 2002 to reduce the term of amortization of lease intagibles and customer relationships from 20 years to five years. As a result of the restatement, we increased our net loss for the year ended December 31, 2002 from $39,334 to $40,834. The lease intangibles and customer relationships were acquired in 2002 and 2003 as a result of the Reorganization and other acquisitions of communities. We originally amortized the in-place lease value and tenant relationships for communities acquired over the estimated life that a home remains in the community. However, we have determined that it is appropriate to change the amortization period to five years to match the estimated length of time that the homeowner remains in the community.

	As of December 31, 2002
	Previously Reported	As Restated	Percent Change
Consolidated Balance Sheet
Lease intangibles and customer relationships, net	$17,336	$15,594	(10.0)%
Total assets	1,138,280	1,136,538	(0.2)%
Minority interest	48,398	48,156	(0.5)%
Retained deficit	(76,923)	(78,423)	2.0%
Total stockholders' equity	301,265	299,765	(0.5)%
Total liabilities and stockholders' equity	1,138,280	1,136,538	(0.2)%
Consolidated Statement of Operations
Depreciation and amortization	$36,854	$38,596	4.7%
Total expenses	188,350	190,092	0.9%
Loss before allocation to minority interest	(45,515)	(47,257)	3.8%
Minority interest	6,032	6,274	4.0%
Net loss from continuing operations	(39,483)	(40,983)	3.8%
Net loss	(39,334)	(40,834)	3.8%
Loss per share from continuing operations:
Basic loss per share	$(2.72)	$(2.82)	3.7%
Diluted loss per share	$(2.79)	$(2.89)	3.6%
Loss per common share:
Basic loss per share	$(2.71)	$(2.81)	3.7%
Diluted loss per share	$(2.78)	$(2.88)	3.6%

3.	The Reorganization

On May 2, 2002, we completed the Reorganization in which each of the Limited Partnerships was merged with a separate subsidiary of our Operating Partnership. Also as part of the Reorganization, the retail home sales, insurance and other businesses previously conducted by the subsidiaries of Holdings were acquired by the Operating Partnership and Holdings was liquidated. We became the sole general partner of the Operating Partnership, which then indirectly owned and operated its existing portfolio of manufactured home communities and the Limited Partnerships' portfolios of manufactured home communities, as well as the other businesses previously conducted by the subsidiaries of Holdings.

As a result of the Reorganization, the limited partners of the Limited Partnership received cash ($112,966), 2,726 OP Units (each of which is paired with 1.9268 shares of our special voting stock) and common stock (1,587 shares). As a result of the acquisition of Holdings' subsidiaries by the Operating Partnership, Holdings received shares of our common stock (4,203 shares) and distributed them to its owners upon the liquidation of Holdings.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

In connection with the Reorganization, several of our subsidiaries incurred fixed rate mortgage debt of $310 million and floating rate mortgage debt of $193 million and issued $75 million out of a commitment to issue a preferred interest of $150 million. The proceeds of these borrowings were used to repay existing indebtedness, fund the cash portion of the consideration to the limited partners of the Limited Partnerships in the Reorganization, pay fees and expenses related to the Reorganization and provide working capital.

We have used the purchase method to account for our acquisition of the businesses and assets of the Limited Partnerships and Holdings. We have allocated the aggregate purchase price of the businesses and assets of Holdings and the Limited Partnerships to tangible and intangible assets and liabilities based upon their respective fair values as follows:

Purchase Price Allocation
Purchase price, including transaction costs	$328,551
Tangible and intangible assets acquired and liabilities assumed:
Rental and other property	$407,832
Intangible lease contracts and customer relationship value	18,917
Other operating assets and liabilities	36,033
Debt assumed	(233,915)
228,867
Goodwill	$99,684

We allocated this goodwill to the real estate reporting unit ($85,264), retail home sales and finance reporting unit ($12,108) and insurance reporting unit ($2,312). At December 31, 2002, we evaluated the goodwill for potential impairment using capitalization rates and multiples of earnings to value the reporting units. As a result, we recorded an impairment of goodwill in the retail home sales business of $12,108 and the insurance business of $1,449. The impairment for the retail home sales business arose as a result of a worsening of conditions since the Reorganization including adverse operating performance in our retail home sales business, the retail home sales industry, the related finance industry and the market for retail home sales businesses. The impairment for the insurance business arose because the retail home sales business provides a significant portion of the insurance business' revenue.

We determined the fair value of the tangible community assets (other than rental homes discussed below) acquired in the Reorganization (which includes land, land improvements and buildings) by valuing the property as if it were vacant. We then allocated the "as-if-vacant" value to land, land improvements and buildings based on our determination of the relative fair values of these assets.

We determine the as-if-vacant fair value of the real estate by considering the expected lease-up period for individual communities (based on vacancies in the surrounding market and lease-up history for the communities acquired), the expected lost rental revenue during the lease-up period (based on contractual rental rates), and expected move-in bonuses to tenants.

We measure the aggregate value of acquired in-place leases and tenant relationships as the excess of the purchase price paid for a property over the estimated fair value of the property as-if-vacant, as set forth above. We amortize the in-place lease value and tenant relationships for communities acquired over the estimated life that a resident resides in the community (5 years) based on our historical experience with turnover in our communities and industry market studies. The lease term for

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

communities is generally month-to-month. However, based on our own experience and industry data, the average time that a resident remains in the community is 5 years based on renewals of those month-to-month leases.

We also determined fair value for the rental manufactured homes acquired in the Reorganization as if they were vacant. We determined the as-if-vacant fair value of the rental homes by considering the expected lease-up period for these rental homes (based on lease-up history for rental homes in that community) and the expected lost rental revenue during the lease-up period (based on contractual rental rates). We measured the aggregate value of the intangibles related to rental homes, consisting of in-place leases and tenant relationships, by the purchase price paid for the rental homes (after adjusting in-place leases to market) less the fair value of the property as-if-vacant. We amortize the market rate adjustment, in-place leases and tenant relationships over the one-year term of the lease. We have insufficient history with customer relationships in rental homes and there is insufficient industry operating experience with rental homes to support an amortization period in excess of the initial lease term. As we gain more experience with rental home tenant renewals, we may adjust the amortization period for customer relationships in rental homes to consider historical renewals.

In accordance with the procedures described above, we have established the following intangible assets associated with in-place leases and tenant relationships as of the date of acquisition:

Community customer relationships	$15,708
Community in-place lease value	1,709
Rental home customer relationships	1,288
Rental home in-place lease value	45
Rental home above and below market leases	167
$18,917

As a consequence of using the purchase method to account for the Reorganization, our results of operations and financial position include all of our accounts in all periods but include the results of operations of the businesses formerly conducted by the Limited Partnerships and Holdings only for periods subsequent to the Reorganization.

We have prepared the following unaudited pro forma income statement information as if the Reorganization had occurred on January 1, 2001. The pro forma data is not necessarily indicative of the results that actually would have occurred if the Reorganization had been consummated on January 1, 2001.

	Years Ended December 31,
	2002	2001
	(as restated)
Revenue	$176,919	$151,887
Total expenses (1)	$235,561	$198,239
Interest income	$(1,543)	$(4,565)
Net loss from continuing operations before allocation to minority interest	$(57,099)	$(41,787)
Minority interest	$6,608	$5,800
Discontinued operations	$149	$(370)
Net loss	$(50,342)	$(36,537)
Diluted loss per share	$(2.97)	$(2.07)
Shares outstanding	16,973	17,578

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

(1) Total expenses for the year ended December 31, 2002 include non-recurring charges incurred in the Reorganization in connection with the repayment of debt including $1,885 in exit fees and $1,592 for the write-off of unamortized loan costs, and include a charge of $13,557 to write-off goodwill associated with our retail home sales and insurance businesses.

4.	Common Stock and Minority Interest Related Transactions

We issued a total of 16,973 common shares and 2,726 OP Units in several transactions between September 1998 and May 2002. The following table summarizes our common stock transactions from inception:

	Year	Shares issued	Price per share	Total net capital
Initial capitalization	1998	1,038	$19.27	$20,000
Sales of common stock	1999	4,155	$19.27	78,804
Sales of common stock	2000	2,995	$22.54	63,859
Sales of common stock	2001	1,497	$22.54	33,700
Sales of common stock	2002	1,498	$22.54	33,760
Common stock issued in Reorganization	2002	5,790	$23.78	137,652
Transfer of minority interest	2002	—	—	10,413
Stockholders' equity		16,973		$378,188

On August 9, 2000, we issued warrants to certain stockholders authorizing the purchase of up to 704 shares of common stock at $20.77 per share which expire on July 23, 2010. To date, no warrants have been exercised.

The following is a summary of activity of the minority interest in the Operating Partnership:

Minority Interest
(as restated)
Minority interest at January 1, 2000	$89
Minority interest in loss	(14)
Minority interest at December 31, 2000	75
Minority interest in loss	(13)
Minority interest at December 31, 2001	62
Minority interest redeemed in Reorganization	(62)
OP Units issued in Reorganization	64,820
Minority interest in loss	(6,251)
Transfer from (to) stockholders' equity	(10,413)
Minority interest at December 31, 2002	$48,156

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

5.	Rental and Other Property, net

The following summarizes rental and other property:

	December 31,
	2002	2001
Land	$123,715	$51,721
Land improvements and buildings	728,917	343,842
Rental homes and improvements	98,567	5,040
Furniture, equipment and vehicles	9,843	1,223
Subtotal	961,042	401,826
Less accumulated depreciation	(63,597)	(31,565)
Rental and other property, net	$897,445	$370,261

Land improvements and buildings comprise primarily infrastructure, roads and common area amenities.

6.	Acquisitions

During the twelve months ended December 31, 2002, we acquired the 19 manufactured home communities listed below from unaffiliated third parties for approximately $52,080 in cash and $5,944 in assumed debt. We have accounted for the acquisitions utilizing the purchase method of accounting, and accordingly, we have allocated the purchase price to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. We allocated the majority of the purchase price to the rental property and intangible assets, including customer relationships and in-place leases.

Date	Community	Location	Homesites
Jan-02	Sundown	Clearfield, UT	200
Feb-02	Forest Park	Queensbury, NY	183
Feb-02	Birch Meadow Estates	Wilton, NY	64
Feb-02	Park D'Antoine	Wilton, NY	18
Apr-02	Valley Verde	Las Cruces, NM	220
Apr-02	Arbor Lake	Grinnell, IA	40
May-02	Riverside	West Valley City, UT	201
Jun-02	Hampton Acres	Desoto, TX	119
Jul-02	Southridge Estates	Des Moines, IA	302
Jul-02	Pleasant Grove	Raleigh, NC	72
Jul-02	Amber Village	Dallas, TX	206
Jul-02	Village East	Terrell, TX	196
Jul-02	Americana #1 & #2	Hemet, CA	309
Sep-02	Connelly Village	Connelly, NY	100
Sep-02	Cypress Shores	Winter Haven, FL	204
Sep-02	Grand Meadow	Longmont, CO	104
Dec-02	Creekside Terrace	Gastonia, NC	250
Dec-02	Berryhill Acres	Charlotte, NC	244
Dec-02	Berryhill Commons	Charlotte, NC	257

In addition, on May 2, 2002, in connection with the Reorganization, we acquired 107 communities then owned by the Limited Partnerships. For a more detailed discussion and the pro forma effects of this acquisition, see Note 2, "The Reorganization."

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

During the twelve months ended December 31, 2002, we also acquired 3,086 rental homes from unaffiliated third parties for $69,531 including related setup costs. On May 2, 2002, in connection with the Reorganization, we acquired 1,356 rental homes then owned by the Limited Partnerships.

During the twelve months ended December 31, 2001, we acquired the 20 manufactured home communities listed below from unaffiliated third parties for approximately $76,802 in cash and $13,592 in assumed debt. We have accounted for the acquisitions utilizing the purchase method of accounting, and accordingly, we have allocated the purchase price to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. We allocated the majority of the purchase price to the rental property.

Date	Community	Location	Homesites
Apr-01	Park Plaza	Gillette, WY	75
May-01	Meridian Terrace	San Bernardino, CA	257
May-01	Parkview Estates	San Jacinto, CA	200
May-01	Lido Estates	Lancaster, CA	121
May-01	Terrace II	Casper, WY	70
May-01	Havenwood	Pompano Beach, FL	120
May-01	Western Hills	Davie, FL	394
Jul-01	Bluebonnet Estates	Temple, TX	176
Jul-01	New Twin Lakes Village	Middletown, NY	244
Jul-01	Spring Valley Village	Spring Valley, NY	135
Jul-01	Dynamic II (DeSoto Estates)	DeSoto, TX	136
Jul-01	Quail Run	Hutchins, TX	231
Jul-01	Washingtonville Manor	Washingtonville, NY	83
Aug-01	Mission MHC	El Paso, TX	286
Aug-01	Gallant Estates	Greensboro, NC	85
Oct-01	Viking Villa	Ogden, UT	192
Oct-01	Lakeview Estates	Layton, UT	209
Oct-01	Brookside	West Jordan, UT	170
Dec-01	Siesta Lago	Kissimmee, FL	490
Dec-01	Chalet North	Apopka, FL	403

During the twelve months ended December 31, 2001, we also acquired 1,142 rental homes from unaffiliated third parties for $15,137 including related setup costs.

We have not presented pro forma results of operations for the year ended December 31, 2001 as if the acquisitions were made on January 1, 2001 as the effects of these community acquisitions are not deemed material.

In February 2003, we acquired the Brookshire Village manufactured home community comprising 202 homesites and located in House Springs, Missouri, for $4,500 including $2,309 in cash and the assumption of a note payable of $2,191. The note bears interest at 6.89%, requires monthly principal and interest payments of $15, and has a balloon payment of $2,019 due upon maturity on July 1, 2008.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

7.	Loss per Share

The following reflects the calculation of loss per share on a basic and diluted basis:

	Years ending December 31,
	2002	2001	2000
	(as restated)
Loss from continuing operations	$(40,983)	$(12,747)	$(14,112)
Weighted average common shares outstanding	14,535	9,062	6,441
Basic loss per share from continuing operations	$(2.82)	$(1.41)	$2.19
Net loss	$(40,834)	$(13,117)	$(14,110)
Weighted average common shares outstanding	14,535	9,062	6,441
Basic loss per share	$(2.81)	$(1.45)	$2.19
Loss from continuing operations	$(40,983)	$(12,747)	$(14,112)
Plus minority interest in losses	(6,274)	(13)	(14)
Loss from continuing operations before allocation to minority interest	$(47,257)	$(12,760)	$(14,126)
Diluted loss per share from continuing operations	$(2.89)	$(1.41)	$(2.19)
Net loss	$(40,834)	$(13,117)	$(14,110)
Plus minority interest in losses	(6,251)	(13)	(14)
Net loss before allocation to minority interest	$(47,085)	$(13,130)	$(14,124)
Diluted loss per share	$(2.88)	$(1.45)	$(2.19)
Weighted average common shares outstanding	14,535	9,062	6,441
Weighted average OP Units outstanding	1,818	—	—
Weighted average common shares and OP Units	16,353	9,062	6,441

8.	Notes Payable

The following table sets forth certain information regarding our debt:

	December 31,	December 31,
	2002	2001
Senior fixed rate mortgage due 2012, 7.35% per annum	$309,488	$—
Senior variable rate mortgage due 2005, LIBOR plus 2.85% per annum (4.23% at December 31, 2002)	193,270	—
BFND credit facility due 2005, LIBOR plus 3.00% per annum (4.38% at December 31, 2002)	50,313	90,629
ARC IV credit facility	—	140,685
Various individual fixed rate mortgages due 2006 through 2028, averaging 7.65% per annum	39,671	21,754
Preferred interest due 2007, 12.5% per annum	150,000	—
Rental home credit facility due 2010, LIBOR plus 4.7% per annum	—	—
Floorplan lines of credit	8,085	—
Other loans due 2004 and 2005	2,533	—
	$753,360	$253,068

The principal balance of the notes payable approximates the fair value of the notes.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

Senior Fixed Rate Mortgage

The Senior Fixed Rate Mortgage was entered into on May 2, 2002 in connection with the Reorganization. It is an obligation of certain special purpose real property subsidiaries and is collateralized by 105 manufactured home communities. The Senior Fixed Rate Mortgage bears interest at a fixed rate of 7.35% per annum, amortizes over 30 years and matures on May 2, 2012. Pursuant to the terms of the Senior Fixed Rate Mortgage, we have established reserves relating to the mortgaged properties for real estate taxes, insurance, capital spending (included in loan reserves) and property operating expenditures (included in cash and cash equivalents). The Senior Fixed Rate Mortgage contains customary defeasance-based prepayment penalties for repayments made prior to maturity.

Senior Variable Rate Mortgage

The Senior Variable Rate Mortgage was entered into on May 2, 2002 in connection with the Reorganization. It is an obligation of one of our subsidiaries and is collateralized by 71 manufactured home communities. The floating rate debt bears interest at a variable rate calculated as the one-month LIBOR rate plus 2.85% (4.23% as of December 31, 2002), amortizes over 30 years and matures on May 2, 2005. At our option and subject to certain conditions, the indebtedness may be extended for two additional 12-month periods. We can repay the Senior Variable Rate Mortgage after May 1, 2003, subject to payment of an exit fee of 1% which is creditable under certain circumstances. In connection with the Senior Variable Rate Mortgage, we purchased an interest rate cap at a cost of $1,528 (included in other assets) that will protect us from upward movements in one-month LIBOR above 6.00%. At December 31, 2002, we wrote down the value of the interest rate cap to reflect its market value, resulting in a non-cash charge of $1,443. The interest rate cap expires in May 2005. Pursuant to the terms of the Senior Variable Rate Mortgage, we have established reserves relating to the mortgaged properties for real estate taxes, insurance, capital spending (included in loan reserves) and property operating expenditures (included in cash and cash equivalents). We have also established a supplemental reserve amounting to 5% of the outstanding balance that may be released to us under certain conditions (included in restricted cash).

BFND Credit Facility

One of our subsidiaries, ARC4BFND, L.L.C., entered into a $150 million credit facility on November 14, 2000, (the "BFND Credit Facility"). Proceeds from the BFND Credit Facility are available for community acquisitions and anticipated capital expenditures with advances up to 70% of the purchase price and related costs. The BFND Credit Facility matures on June 30, 2005 with the right to extend the maturity to June 30, 2007 subject to certain conditions. It is collateralized by 19 manufactured home communities. It bears interest at one-month LIBOR plus 3.00% (approximately 4.38% as of December 31, 2002) and contains financial covenants that require, among other things, minimum debt service coverage. In connection with the BFND Credit Facility, we purchased an interest rate cap at a cost of $149 (included in other assets) that will protect us from upward movements in one-month LIBOR above 6.00%. At December 31, 2002, we wrote down the value of the interest rate cap to reflect its market value, resulting in a non-cash charge of $118. The interest rate cap expires in December 2003. Pursuant to the terms of the BFND Credit Facility, we have established reserves for real estate taxes, insurance, capital spending (included in loan reserves) and property operating expenditures (included in cash and cash equivalents). We have also established a supplemental reserve amounting to 5% of the outstanding balance that may be released to us under certain conditions (included in restricted cash). On May 2, 2002, in connection with the Reorganization, we repaid $81,436 of the outstanding balance. Subsequent to the Reorganization we borrowed an additional $41,119. On September 17, 2002 we amended the maximum permissible borrowings to $110,000,

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

extended the date under which we are permitted to make additional borrowings to August 31, 2003, and extended the maturity as set forth above. We can repay the BFND Credit Facility after August 30, 2004, subject to payment of an exit fee of 1%.

ARC IV Credit Facility

On November 19, 1998, through a subsidiary, ARC IV, L.L.C., we entered into a credit facility (the "ARC IV Credit Facility") that permitted us to finance a portion of the purchase price, capital expenditures and other related costs of qualifying communities until October 31, 2001. The ARC IV Credit Facility bore interest of one-month LIBOR plus 2.50%.

The ARC IV Credit Facility was paid in full in connection with the Reorganization on May 2, 2002.

Preferred Interest

The Preferred Interest is an obligation of ARC Real Estate Holdings, LLC ("ARC RE"), an indirect subsidiary of the operating partnership formed for the purpose of issuing the Preferred Interest and owning, indirectly, our real estate subsidiaries and certain other assets, and was entered into on May 2, 2002 in connection with the Reorganization. The Preferred Interest has a preferred distribution rate of 12.5% per annum. The Preferred Interest will have a mandatory redemption in April 2007. Subject to certain conditions, the mandatory redemption date may be extended to April 2008.

The Preferred Interest is subject to mandatory redemption to the extent of any net proceeds from specified events, including (i) excess proceeds from the refinancing of any senior indebtedness of ARC RE or any of its subsidiaries, (ii) the proceeds from the sale by ARC RE or its subsidiaries of real estate assets, net of any required payments on senior indebtedness, and (iii) proceeds from any initial public offering of securities by our company or the Operating Partnership. In addition, beginning November 2003, ARC RE also will be required to apply to the redemption of the Preferred Interest then outstanding up to a specified percentage of its quarterly cash flow after debt service and payment of the preferred distribution, subject to specified limits on such required redemptions.

ARC RE has established a lockbox system (included in loan reserves) controlled by the preferred investor through which all cash flow distributed to ARC RE by its subsidiaries flows. Any cash flow remaining after payment of preferred distributions and any mandatory redemptions of the Preferred Interest and the funding of reserves required by the preferred investor may be distributed to the Operating Partnership for corporate purposes provided the ARC RE debt service coverage ratio (including the Preferred Interest as debt for this purpose) exceeds 1.2x. Notwithstanding the foregoing, ARC RE may distribute cash to the Operating Partnership to the extent necessary to pay dividends required under applicable REIT requirements. The preferred investor will have the right to assume control of the management of ARC RE upon the occurrence of certain events, including any payment default by ARC RE on the Preferred Interest, certain material cross-default and covenant default events and any change of control of the Operating Partnership.

Rental Home Credit Facility

On December 31, 2002, a subsidiary of ARC RE, ARC Housing, L.L.C., entered into a $27,000 credit facility collateralized by rental homes (the "Rental Home Credit Facility"). Proceeds from the Rental Home Credit Facility are available for acquisitions of rental homes and anticipated capital expenditures associated with the acquisitions. The Rental Home Credit Facility matures on February 1, 2010. It bears interest at one-month LIBOR plus 4.7%, requires level monthly principal and interest payments of $421 beginning February 1, 2003, and is secured by 3,339 rental homes. The principal amount of the note amortizes over seven years at a stated interest rate of 8%. If at any time due to upward fluctuations in the monthly LIBOR rate the cumulative amounts of the level payments applied

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

to principal result in a principal balance greater than the scheduled amortized principal balance, additional payments would be required to reduce the principal to its scheduled amortized balance. The Rental Home Credit Facility was fully funded on January 3, 2003.

Floorplan Lines of Credit

Through our retail home sales subsidiary, we have two lines of credit that provide borrowings secured by all manufactured homes in inventory. Repayment is due upon sale of the related manufactured home. They bear interest that ranges from the prime rate plus 0.4% to the prime rate plus 1.5% (4.65% to 5.75% at December 31, 2002). Curtailment payments are required for unsold homes beginning on the 121+ day to 571+ day range depending on the type of unit being financed. The required payment is generally 3% of the home's original invoice and is paid monthly. The floorplan lines of credit can be terminated by either party upon 30 days written notice.

The aggregate amount of annual principal maturities subsequent to December 31, 2002 is as follows:

	Fixed rate debt	Variable debt	Total
2003	$3,404	$10,672	$14,076
2004	3,624	2,263	5,887
2005	6,193	240,069	246,262
2006	7,483	—	7,483
2007	154,460	—	154,460
Thereafter	325,192	—	325,192
	$500,356	$253,004	$753,360

9.	Property Operations Expense

During the years ended December 31, 2002, 2001 and 2000, we incurred property operations expenses as follows:

	For the Year Ended December 31,
	2002	2001	2000
Telephone and utilities	$14,755	$6,253	$3,900
Salaries and benefits	9,186	3,551	2,486
Repairs and maintenance	5,912	1,744	1,032
Insurance	1,761	425	236
Bad debt expense	1,558	335	211
Advertising	574	123	29
Other operating expenses	1,721	659	424
	$35,467	$13,090	$8,318

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

10.	Retail Home Sales, Finance, Insurance and Other Operations Expenses

During the year ended December 31, 2002, we acquired the retail home sales, finance and insurance businesses as part of the Reorganization and we incurred retail home sales, finance, insurance and other operations expenses as follows:

For the Year Ended December 31, 2002
Telephone and utilities	$308
Salaries and benefits	4,991
Repairs and maintenance	268
Insurance	257
Bad debt expense	20
Advertising	509
Other operating expenses	2,244
$8,597

11.	General and Administrative Expense

During the years ended December 31, 2002, 2001 and 2000, we incurred general and administrative expenses as follows:

	For the Year Ended December 31,
	2002	2001	2000

Management fees (a)	$1,007	$2,016	$1,245
Salaries and benefits	7,148	4,501	3,793
Travel	1,276	674	879
Professional services	693	565	338
Insurance	788	83	31
Rent	444	625	430
Other administrative expenses	1,732	583	457
	$13,088	$9,047	$7,173

(a)	Represents fees paid to an affiliate prior to the Reorganization.

12.	Employee Savings Plan

We provide to our employees a qualified retirement savings plan ("Plan") designed to qualify under Section 401 of the Internal Revenue Code. The Plan allows our employees and employees of our subsidiaries to defer a portion of their compensation on a pre-tax basis subject to certain maximum amounts. The Plan does not provide for matching contributions to be made by us to employee accounts.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

13.	Commitments and Contingencies

We lease office space, retail home sales facilities and various pieces of office equipment. Monthly payments under these leases range up to $66, with expiration dates ranging from March 2003 to February 2006. Minimum future lease and sublease payments under operating leases as of December 31, 2002 are as follows:

2003	$1,511
2004	972
2005	821
2006	132
$3,436

In the normal course of business, from time to time we are involved in legal actions relating to the ownership and operations of our properties. In our opinion, the liabilities, if any, that may ultimately result from such legal actions will not have a materially adverse effect on our financial position or our results of operations or liquidity.

14.	Related Party Transactions

Our management services subsidiary provides asset management and/or accounting services for six communities that are controlled by our Chief Executive Officer under two separate agreements with respect to these arrangements for which we received $28, $27 and $15 in compensation in 2002, 2001 and 2000, respectively. In addition, during 2002, 2001 and 2000 we billed these same companies controlled by our Chief Executive Officer an additional $30, $17 and $85 for property management expenses in accordance with those agreements. At December 31, 2002 and 2001, companies owned by our Chief Executive Officer owed to us approximately $191 and $57, respectively, in accounts receivable, primarily related to rental homes acquired on their behalf. We leased an airplane hangar from a company controlled by our Chief Executive Officer for which we paid $52, $53, and $53 in rental payments and related expenses for the years ended December 31, 2002, 2001 and 2000.

During 2002, we purchased ten manufactured homes on behalf of one of these affiliates controlled by our Chief Executive Officer in connection with purchases made for our rental home operations. As a result, at December 31, 2002 this affiliate owed $206 related to these purchases.

During 2002, an officer borrowed $100 from a subsidiary in exchange for a note. The note bears interest at 4.75%, requires monthly interest payments and matures on June 30, 2005.

Prior to the Reorganization, a subsidiary reimbursed an entity owned by Holdings for specific and allocated expenses of $2,728, $7,031 and $5,928 for the years ended December 31, 2002, 2001 and 2000, respectively. These expenses included salaries and benefits, rent, and travel included in general and administrative expenses. The related party calculated the allocated costs monthly based on the proportion of the subsidiary's total assets to the total assets under the related party's control.

Prior to the Reorganization, a subsidiary purchased manufactured homes from a related party amounting to $1,534, $745 and $464 in 2002, 2001 and 2000, respectively. The homes were purchased at a price that approximated the related party's cost and are included in rental and other property, net.

All of the obligations from these arrangements were eliminated in the Reorganization.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

15.	Quarterly Financial Information (Unaudited)

The following is quarterly financial information for the years ended December 31, 2002 and 2001:

	Quarter ended
	Mar 31	Jun 30	Sep 30	Dec 31
For the quarters ended 2002 (as restated for quarters ended Jun 30, Sep 30 and Dec 31) (c)
Total revenue	$14,425	$35,749	$47,300	$43,971
Total expenses	$15,897	$42,739	$54,454	$77,002
Net loss (b)	$(1,192)	$(5,644)	$(5,832)	$(28,166)
Diluted loss per share (a)	$(0.12)	$(0.39)	$(0.35)	$(1.66)
For the quarters ended 2001
Total revenue	$9,247	$10,060	$11,781	$12,524
Total expenses	$13,199	$13,767	$15,297	$16,980
Net loss	$(3,079)	$(3,194)	$(2,921)	$(3,923)
Diluted loss per share (a)	$(0.39)	$(0.37)	$(0.31)	$(0.40)

(a)	Quarterly diluted loss per share amounts may not total to the annual amounts due to rounding and to changes in the number of shares of common stock outstanding.
(b)	Includes charges in the fourth quarter of the year ended December 31, 2002 for impairment of goodwill of $12,108 in retail home sales and $1,449 in insurance.
(c)	We have restated our Consolidated Financial Statements for the year ended December 31, 2002 to reduce the term of amortization of lease intangibles and customer relationships from 20 years to five years as more fully described in Note 2. The following depicts the effect of the restatement for the quarters ended 2002:

	Quarter ended June 30, 2002			Quarter ended September 30, 2002			Quarter ended December 31, 2002
	Previously Reported	As Restated	Percent Change	Previously Reported	As Restated	Percent Change	Previously Reported	As Restated	Percent Change
Total expenses	$42,304	$42,739	1.0%	$53,801	$54,454	1.2%	$76,349	$77,002	0.9%
Net loss	(5,269)	(5,644)	7.1%	(5,269)	(5,832)	10.7%	(27,604)	(28,166)	2.0%
Diluted loss per share	$(0.39)	$(0.39)	(5.4%)	$(0.32)	$(0.35)	(9.4%)	$(1.62)	$(1.66)	(2.5%)

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

16.	Segment Information

We operate in three business segments – real estate, retail home sales and finance and insurance. The accounting policies for our segments are the same as those described in the summary of significant accounting policies. As discussed in Note 1, as a consequence of using the purchase method to account for the Reorganization, our results of operations and financial position include our accounts in all periods but include the results of operations of the businesses formerly conducted by the Limited Partnerships and Holdings only for periods subsequent to the Reorganization on May 2, 2002. A summary of our business segments is shown below.

	December 31,
	2002	2001	2000
	(as restated)
Total revenue
Real estate	$106,489	$43,612	$29,302
Retail home sales and finance	33,072	—	—
Insurance	1,398	—	—
Corporate and other	486	—	—
	141,445	43,612	29,302
Operating expenses, cost of manufactured homes sold and real estate taxes
Real estate	42,436	15,828	10,036
Retail home sales and finance	32,565	—	—
Insurance	1,194	—	—
Corporate and other	664	—	—
	76,859	15,828	10,036
Net segment income (a)
Real estate	$64,053	$27,784	$19,266
Retail home sales and finance	507	—	—
Insurance	204	—	—
Corporate and other	(178)	—	—
	64,586	27,784	19,266
Property management expense	4,105	2,491	2,436
General and administrative expense	13,088	9,047	7,173
Interest expense
Real estate	43,234	14,972	14,279
Retail home sales and finance	583	—	—
Insurance	—	—	—
Corporate and other	70	—	—
	43,887	14,972	14,279
Amortization expense	7,452	1,990	1,384
Depreciation expense
Real estate	30,502	14,915	10,288
Retail home sales and finance	313	—	—
Insurance	9	—	—
Corporate and other	320	—	—
	31,144	14,915	10,288

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

	December 31,
	2002	2001	2000
	(as restated)
Impairment of goodwill (b)	13,557	—	—
Interest income	(1,390)	(2,871)	(2,168)
Loss before allocation to minority interest	(47,257)	(12,760)	(14,126)
Minority interest	6,274	13	14
Net loss before discontinued operations	(40,983)	(12,747)	(14,112)
Income (loss) from discontinued operations	172	(370)	2
Minority interest in discontinued operations	(23)	—	—
Net loss	$(40,834)	$(13,117)	$(14,110)
Identifiable assets
Real estate	$1,104,225	$429,979	$343,175
Retail home sales and finance	12,198	—	—
Insurance	1,113	—	—
Corporate and other	19,002	—	—
	$1,136,538	$429,979	$343,175
Notes payable and preferred interest
Real estate	$742,742	$253,068	$189,004
Retail home sales and finance	9,421	—	—
Insurance	—	—	—
Corporate and other	1,197	—	—
	$753,360	$253,068	$189,004
Capital expenditures (c)
Real estate	$137,209	$103,615	$92,742
Retail home sales and finance	259	—	—
Insurance	4	—	—
Corporate and other	1	—	—
	$137,473	$103,615	$92,742

(a)	Net segment income represents total revenues less expenses for property operations, real estate taxes, cost of manufactured homes sold and retail home sales, finance, insurance and other operations. Net segment income is a measure of the performance of the properties before the effects of the following expenses: property management, general and administrative, depreciation, amortization, interest and impairment of goodwill.
(b)	Includes charges in the fourth quarter of the year ended December 31, 2002 for impairment of goodwill of $12,108 in retail home sales and $1,449 in insurance.
(c)	Capital expenditures include cash outlays for community acquisitions, manufactured home purchases and all other capital expenditures, excluding assets acquired in the Reorganization.

17.	Sale of Sunrise Mesa Community

In September 2003, we sold our Sunrise Mesa Community located in Apache Junction, Arizona for $15,000 and recorded a gain of $3,333 after giving effect to net assets sold of $11,546 and closing costs of $121. In connection with the sale, we repaid $10,259 of our senior variable rate mortgage indebtedness due 2005 related to this community. Accordingly, we have reclassified the net assets of

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

Sunrise Mesa as property held for sale and reclassified the operating revenues and expenses as discontinued operations for all periods presented. Included in discontinued operations is $1,673, $1,493, and $1,577 of revenue for the years ended December 31, 2002, 2001 and 2000, respectively, which was previously included in revenue for the real estate segment.

18.	Subsequent Event

On January 23, 2004 we effected a reverse stock split in which each outstanding share of common stock was converted into 0.519 shares of common stock. As a result, we have restated all historical share, warrant and per share data to give effect to this reverse stock split.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.
(Formerly Known As ARC IV REIT, INC.)

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(in thousands except share and per share data)

	September 30,	December 31,
	2003	2002
	(unaudited)	(as restated)
	(as restated)
Assets
Rental and other property, net	$910,153	$897,445
Assets held for sale	—	11,841
Cash and cash equivalents	36,007	38,249
Restricted cash	13,669	13,429
Tenant, notes and other receivables, net	9,490	8,998
Inventory	4,235	9,595
Loan origination costs, net	11,064	13,105
Loan reserves	36,786	39,281
Goodwill	86,126	86,126
Lease intangibles and customer relationships, net	12,497	15,594
Prepaid expenses and other assets	2,804	2,875
Total assets	$1,122,831	$1,136,538

Liabilities and stockholders' equity
Notes payable and preferred interest	$773,501	$753,360
Liabilities held for sale	—	8,238
Accounts payable and accrued expenses	20,332	19,021
Tenant deposits and other liabilities	8,607	7,998
Total liabilities	802,440	788,617

Minority interest	44,346	48,156

Commitments and contingencies

Stockholders' equity
Common stock $.01 par value, 100,000,000 shares authorized, 16,972,738 shares issued and outstanding	170	170
Additional paid-in capital	378,018	378,018
Retained deficit	(102,143)	(78,423)
Total stockholders' equity	276,045	299,765
Total liabilities and stockholders' equity	$1,122,831	$1,136,538

The accompanying notes are an integral part of these consolidated financial statements.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.
(Formerly Known As ARC IV REIT, INC.)

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(in thousands except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(as restated)	(as restated)	(as restated)	(as restated)
Revenue
Rental income	$33,025	$29,547	$98,131	$65,892
Sales of manufactured homes	6,117	13,627	19,845	23,258
Utility and other income	4,099	4,126	12,155	8,324
Total revenue	43,241	47,300	130,131	97,474
Expenses
Property operations	12,219	10,492	34,705	22,107
Real estate taxes	2,588	2,000	7,756	4,645
Cost of manufactured homes sold	5,082	11,101	15,871	18,795
Retail home sales, finance, insurance and other operations	2,090	2,982	6,560	5,160
Property management	1,286	998	3,854	2,436
General and administrative	3,672	2,880	11,722	8,243
Depreciation and amortization	12,045	10,501	37,530	25,969
Interest expense	14,481	13,500	42,990	25,735
Retail home sales asset impairment and other expense	1,385	—	1,385	—
Total expenses	54,848	54,454	162,373	113,090
Interest income	(344)	(341)	(1,094)	(829)
Loss before allocation to minority interest	(11,263)	(6,813)	(31,148)	(14,787)
Minority interest	1,559	943	4,311	2,047
Loss from continuing operations	(9,704)	(5,870)	(26,837)	(12,740)
Income from discontinued operations	46	44	285	84
Gain on sale of discontinued operations	3,333	—	3,333	—
Minority interest in discontinued operations	(468)	(6)	(501)	(12)
Net loss	$(6,793)	$(5,832)	$(23,720)	$(12,668)
Loss per share from continuing operations
Basic loss per share	$(0.58)	$(0.35)	$(1.58)	$(0.93)
Diluted loss per share	$(0.58)	$(0.35)	$(1.58)	$(0.97)
Income per share from discontinued operations
Basic income per share	$0.17	$—	$0.18	$—
Diluted income per share	$0.17	$—	$0.18	$—
Loss per common share
Basic loss per share	$(0.41)	$(0.35)	$(1.40)	$(0.93)
Diluted loss per share	$(0.41)	$(0.35)	$(1.40)	$(0.97)
Weighted average per share/OP Unit information:
Common shares outstanding	16,973	16,973	16,973	13,722
Common shares issuable upon exchange of OP Units outstanding	2,726	2,726	2,726	1,515
Common shares and OP Units	19,699	19,699	19,699	15,237

The accompanying notes are an integral part of these consolidated financial statements.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.
(Formerly Known As ARC IV REIT, INC.)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(in thousands)

	Nine Months Ended September 30,
	2003	2002
	(as restated)	(as restated)
Cash flow from operating activities
Net loss	$(23,720)	$(12,668)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	37,530	25,969
Minority interest in net loss	(4,311)	(2,047)
Depreciation and minority interest included in income from discontinued operations	796	391
Retail home sales asset impairment and other expense	1,385	—
Gain on sale of discontinued operations	(3,333)	—
Changes in operating assets and liabilities, net of acquisitions	5,504	1,399
Net cash provided by operating activities	13,851	13,044
Cash Flow from investing activities
Acquisition of communities, manufactured homes and lease intangibles	(29,476)	(104,625)
Community improvements and equipment purchases	(10,572)	(10,847)
Sale of community	14,879	—
Other	—	290
Net cash used in investing activities	(25,169)	(115,182)
Cash flow from financing activities
Cash flow from the Reorganization
Debt issued in the Reorganization	—	578,000
Debt paid in the Reorganization	—	(431,165)
Redemption of Limited Partnership interests	—	(112,966)
Payment of loan costs	—	(13,365)
Net release of restricted cash	—	2,609
Net release of loan reserves	—	4,695
Other	—	(4,678)
Proceeds from issuance of common shares	—	33,760
Proceeds from issuance of debt	29,475	95,444
Repayment of debt	(21,801)	—
Restricted cash	(239)	(9,366)
Loan reserves	2,516	(35,094)
Loan origination costs	(875)	(167)
Net cash provided by financing activities	9,076	107,707
Net increase in cash and cash equivalents	(2,242)	5,569
Cash and cash equivalents, beginning of year	38,249	23,668
Cash and cash equivalents, end of period	$36,007	$29,237
Non-cash financing transactions
Limited Partnership debt assumed in the Reorganization	$—	$233,915
Common stock issued in the Reorganization	—	137,652
OP Units issued in the Reorganization	—	64,820
Debt assumed in connection with acquisitions	4,294	5,944
Supplemental cash flow information
Cash paid for interest	$41,913	$22,126

The accompanying notes are an integral part of these consolidated financial statements.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

1.    Summary of Significant Accounting Policies

Business and Basis of Presentation

Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.) is a Maryland corporation organized as a real estate investment trust for U.S. federal income tax purposes and is engaged in the acquisition, renovation, repositioning and operation of manufactured home communities, the retail sale of manufactured homes and other related businesses. We were organized in July 1998 and operate primarily through Affordable Residential Communities, LP (the "Operating Partnership") and its subsidiaries of which we are the sole general partner and owned approximately 86% at September 30, 2003.

On May 2, 2002, we completed the acquisition of Affordable Residential Communities, L.P. I ("LP I"), Affordable Residential Communities, L.P., II ("LP II"), Affordable Residential Communities, L.P., III ("LP III") (collectively, LP I, LP II, and LP III are the "Limited Partnerships") and their respective subsidiaries and certain of the assets and subsidiaries of ARC Holdings Limited Liability Company ("Holdings") (the "Reorganization"). Holdings' subsidiaries included ARC LLC, which was the general partner of each of the Limited Partnerships and the co-general partner with us of the Operating Partnership, and ARC Management Services, Inc. ("ARC Management"), which was the management company for each of the Limited Partners and the Operating Partnership. Our co-founders and certain other members of our senior management were the members of senior management of ARC Management.

As of September 30, 2003, we owned 212 communities consisting of 40,435 homesites in 21 states (Alabama, Arkansas, California, Colorado, Florida, Idaho, Illinois, Iowa, Kansas, Missouri, Nebraska, New Mexico, New York, North Carolina, Oklahoma, Oregon, South Dakota, Tennessee, Texas, Utah and Wyoming). We also conduct a retail home sales business. In the three months ended September 30, 2003 we redirected our retail home sales business to in-community sales and sold or closed 16 stand-alone retail dealerships (see Note 9).

The accompanying consolidated financial statements include all of our accounts but include the results of operations of the businesses formerly conducted by the Limited Partnerships and Holdings only for the periods subsequent to the completion of the Reorganization on May 2, 2002.

We have prepared the accompanying interim financial statements in accordance with generally accepted accounting principles. In our opinion, the interim financial statements presented herein reflect all adjustments of a normal and recurring nature that are necessary to fairly present the interim financial statements. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the twelve months ended December 31, 2003. These financial statements should be read in conjunction with our financial statements as of, and, for the year ended December 31, 2002 included elsewhere in this prospectus.

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent liabilities, and the reported amount of revenues and expenses during the reporting period. Ultimate actual results may differ from previously estimated amounts.

Certain prior period amounts have been reclassified to conform to current year presentation.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

Recently Issued Accounting Standards

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The principal difference between SFAS No. 146 and EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity initiated after December 31, 2002 be recognized when the liability is incurred. We applied SFAS No. 146 in accounting for our retail home sales restructuring.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 is intended to expand on existing disclosure requirements and requires a company to recognize liabilities for the fair value or market value of its obligations under a guarantee when the guarantee is issued. It does not address the subsequent measurement of the guarantor's recognized liability over the term of the guarantee. FIN 45 is effective January 1, 2003 on a prospective basis only, with the exception of the disclosure requirements, which are effective for financial statements at and for the period ended December 31, 2002. The adoption of FIN 45 is not expected to have a material impact on our results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. A company that consolidates a variable interest entity is called the primary beneficiary.

Previous practice has dictated that one company would include another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. FIN 46 is effective for all variable interest entities created after January 31, 2003. For existing variable interest entities, public companies are required to adopt FIN 46 in the first interim or annual period after June 15, 2003. FIN 46 was partially deferred and now must be adopted at the end of the first interim or annual period after December 15, 2003 for variable interest entities created prior to February 1, 2003. The adoption of FIN 46 is not expected to have a material impact on our results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Under SFAS 150, an issuer is required to classify financial instruments issued in the form of shares that are mandatorily redeemable, financial instruments that, at inception, embody an obligation to repurchase the issuer's equity shares and financial instruments that embody an unconditional obligation, as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on our financial position, results of operations and cash flows.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

2.	Restatement

We have restated our Consolidated Financial Statements as of September 30, 2003 and for the three and nine months ended September 30, 2003 and 2002 to reduce the term of amortization of lease intangibles and customer relationships from 20 years to five years. As a result of the restatement, we increased our net loss for the three months ended September 30, 2003 from $6,446 to $6,793; our net loss for the three months ended September 30, 2002 from $5,269 to $5,832; our net loss for the nine months ended September 30, 2003 from $22,032 to $23,720; and our net loss for the nine months ended September 30, 2002 from $11,730 to $12,668. The lease intangibles and customer relationships were acquired in 2002 and 2003 as a result of the Reorganization and other acquisitions of communities. We originally amortized the in-place lease value and tenant relationships for communities acquired over the estimated life that a home remains in the community. However, we have determined that it is appropriate to change the amortization period to five years to match the estimated length of time that the homeowner remains in the community.

	As of September 30, 2003			As of December 31, 2002
	Previously Reported	As Restated	Percent Change	Previously Reported	As Restated	Percent Change
Consolidated Balance Sheet
Lease intangibles and customer relationships, net	$16,198	$12,497	(22.8%)	$17,336	$15,594	(10.0%)
Total assets	1,126,532	1,122,831	(0.3%)	1,138,280	1,136,538	(0.2%)
Minority interest	44,859	44,346	(1.1%)	48,398	48,156	(0.5%)
Retained deficit	(98,955)	(102,143)	3.2%	(76,923)	(78,423)	2.0%
Total stockholders' equity	279,233	276,045	(1.1%)	301,265	299,765	(0.5%)
Total liabilities and stockholders' equity	1,126,532	1,122,831	(0.3%)	1,138,280	1,136,538	(0.2%)

	Three Months Ended September 30, 2003			Three Months Ended September 30, 2002
	Previously Reported	As Restated	Percent Change	Previously Reported	As Restated	Percent Change
Consolidated Statement of Operations
Depreciation and amortization	$11,642	$12,045	3.5%	$9,848	$10,501	6.6%
Total expenses	54,445	54,848	0.7%	53,801	54,454	1.2%
Loss before allocation to minority interest	(10,860)	(11,263)	3.7%	(6,160)	(6,813)	10.6%
Minority interest	1,503	1,559	3.7%	853	943	10.6%
Net loss from continuing operations	(9,357)	(9,704)	3.7%	(5,307)	(5,870)	10.6%
Net loss	(6,446)	(6,793)	5.4%	(5,269)	(5,832)	10.7%
Loss per share from continuing operations:
Basic loss per share	$(0.56)	$(0.58)	3.6%	$(0.32)	$(0.35)	9.4%
Diluted loss per share	$(0.56)	$(0.58)	3.6%	$(0.32)	$(0.35)	9.4%
Loss per common share:
Basis loss per share	$(0.39)	$(0.41)	5.1%	$(0.32)	$(0.35)	9.4%
Diluted loss per share	$(0.39)	$(0.41)	5.1%	$(0.32)	$(0.35)	9.4%

	Nine Months Ended September 30, 2003			Nine Months Ended September 30, 2002
	Previously Reported	As Restated	Percent Change	Previously Reported	As Restated	Percent Change
Consolidated Statement of Operations
Depreciation and amortization	$35,571	$37,530	5.5%	$24,880	$25,969	4.4%
Total expenses	160,414	162,373	1.2%	112,001	113,090	1.0%
Loss before allocation to minority interest	(29,189)	(31,148)	6.7%	(13,698)	(14,787)	8.0%
Minority interest	4,040	4,311	6.7%	1,896	2,047	8.0%
Net loss from continuing operations	(25,149)	(26,837)	6.7%	(11,802)	(12,740)	7.9%
Net loss	(22,032)	(23,720)	7.7%	(11,730)	(12,668)	8.0%
Loss per share from continuing operations:
Basic loss per share	$(1.48)	$(1.58)	6.8%	$(0.86)	$(0.93)	8.1%
Diluted loss per share	$(1.48)	$(1.58)	6.8%	$(0.90)	$(0.97)	7.8%
Loss per common share:
Basic loss per share	$(1.30)	$(1.40)	7.7%	$(0.86)	$(0.93)	8.1%
Diluted loss per share	$(1.30)	$(1.40)	7.7%	$(0.90)	$(0.97)	7.8%

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

3.    Rental and Other Property, Net

The following summarizes rental and other property:

	September 30, 2003	December 31, 2002

Land	$125,961	$123,715
Land improvements and buildings	737,551	728,917
Rental homes and improvements	131,642	98,567
Furniture, equipment and vehicles	9,797	9,843
Subtotal	1,004,951	961,042
Less accumulated depreciation	(94,798)	(63,597)
Rental and other property, net	$910,153	$897,445

Land improvements and buildings comprise primarily infrastructure, roads and common area amenities.

In June 2002, we changed our estimate of the depreciable lives of our communities from 20 years to 30 years to conform to our experience and industry practice regarding the estimated useful life of manufactured home communities, improvements and buildings. The change reduced depreciation expense by approximately $9,300 or $0.48 per share on a diluted basis for the nine months ended September 30, 2003.

4.    Acquisitions

During the nine months ended September 30, 2003 and 2002, we acquired three and sixteen manufactured home communities, respectively, from unaffiliated third parties for approximately $6,464 in cash and $4,294 in assumed debt in 2003 and $45,363 in cash and $5,944 in assumed debt in 2002. We have accounted for the acquisitions utilizing the purchase method of accounting and, accordingly, we have allocated the purchase price to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. We allocated the majority of the purchase price to the rental property and intangible assets, including customer relationships and in-place leases.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

The table below summarizes our manufactured home community acquisitions for the period January 2002 through September 2003:

Date	Community	Location	Homesites
Jan-02	Sundown	Clearfield, UT	200
Feb-02	Forest Park	Queensbury, NY	183
Feb-02	Birch Meadow Estates	Wilton, NY	64
Feb-02	Park D'Antoine	Wilton, NY	18
Apr-02	Valley Verde	Las Cruces, NM	220
Apr-02	Arbor Lake	Grinnell, IA	40
May-02	Riverside	West Valley City, UT	201
Jun-02	Hampton Acres	DeSoto, TX	119
Jul-02	Southridge Estates	Des Moines, IA	302
Jul-02	Pleasant Grove	Raleigh, NC	72
Jul-02	Amber Village	Dallas, TX	206
Jul-02	Village East	Terrell, TX	196
Jul-02	Americana #1 & #2	Hemet, CA	309
Sep-02	Connelly Village	Connelly, NY	100
Sep-02	Cypress Shores	Winter Haven, FL	204
Sep-02	Grand Meadows	Longmont, CO	104
Dec-02	Berryhill Commons	Charlotte, NC	257
Dec-02	Berryhill Acres	Charlotte, NC	244
Dec-02	Creekside Terrace	Charlotte, NC	250
Feb-03	Brookshire Village	St. Louis, MO	202
May-03	Twin Parks	Arlington, TX	249
Sep-03	Philbin Estates	Pocatello, ID	180

In addition, on May 2, 2002, in connection with the Reorganization, we acquired 107 communities then owned by the Limited Partnerships. For a more detailed discussion, see note 5 to our financial statements as of and for the year ended December 31, 2002 included elsewhere in this prospectus.

During the nine months ended September 30, 2003 and 2002, we also acquired 1,293 and 2,469 manufactured homes from unaffiliated third parties for $23,012 and $59,262, respectively, including related setup costs. On May 2, 2002, in connection with the Reorganization, certain of our subsidiaries acquired 1,356 manufactured homes then owned by the Limited Partnerships.

The following unaudited pro forma income statement information has been prepared as if the Reorganization had occurred on January 1, 2002. The pro forma data is not necessarily indicative of the results that actually would have occurred if the Reorganization had been consummated on January 1, 2002.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

Nine Months Ended
September 30, 2002
(as restated)
Revenue	$132,948
Total expenses	$158,824
Interest Income	$(1,247)
Loss from continuing operations before allocation to minority interest	$(24,629)
Minority interest	$3.409
Discontinued operations	$72
Net loss	$(21.148)

Diluted loss per share	$(1.25)

Diluted shares outstanding	19,699

5.    Notes Payable

The following table sets forth certain information regarding our debt:

	September 30, 2003	December 31, 2002
Senior fixed rate mortgage due 2012, 7.35% per annum	$307,481	$309,488
Senior variable rate mortgage due 2005, LIBOR plus 2.85% per annum (3.97% at September 30, 2003)	189,873	193,270
BFND credit facility due 2005, LIBOR plus 3.00% per annum (4.12% at September 30, 2003)	52,414	50,313
ARC IV credit facility	—	—
Various individual fixed rate mortgages due 2006 through 2028, averaging 7.65% per annum	43,460	39,671
Preferred interest due 2007, 12.5% per annum	150,000	150,000
Rental home credit facility due 2010, LIBOR plus 4.7% per annum (5.82% at September 30, 2003)	24,966	—
Floorplan lines of credit	3,496	8,085
Other loans due 2004 and 2005	1,811	2,533
	$773,501	$753,360

The fair value of debt outstanding as of September 30, 2003 was approximately $813,000.

Senior Fixed Rate Mortgage

The Senior Fixed Rate Mortgage was entered into on May 2, 2002 in connection with the Reorganization. It is an obligation of certain of our special purpose real property subsidiaries and is collateralized by 105 manufactured home communities. The Senior Fixed Rate Mortgage bears interest at a fixed rate of 7.35% per annum, amortizes over 30 years and matures on May 2, 2012. Pursuant to the terms of the Senior Fixed Rate Mortgage, we have established reserves relating to the mortgaged properties for real estate taxes, insurance, capital spending (included in loan reserves) and

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

property operating expenditures (included in cash and cash equivalents). The Senior Fixed Rate Mortgage contains customary defeasance-based prepayment penalties for repayments made prior to maturity.

Senior Variable Rate Mortgage

The Senior Variable Rate Mortgage was entered into on May 2, 2002 in connection with the Reorganization. It is an obligation of one of our subsidiaries and is collateralized by 71 manufactured home communities. The floating rate debt bears interest at a variable rate calculated as the one-month LIBOR rate plus 2.85% (3.97% as of September 30, 2003), amortizes over 30 years and matures on May 2, 2005. At our option and subject to certain conditions, the indebtedness may be extended for two additional 12-month periods. We can repay the Senior Variable Rate Mortgage at any time subject to payment of an exit fee of 1%. In connection with the Senior Variable Rate Mortgage, we purchased an interest rate cap at a cost of $1,528 that will protect us from upward movements in one-month LIBOR above 6.00%. The interest rate cap expires in May 2005. Pursuant to the terms of the Senior Variable Rate Mortgage, we have established reserves relating to the mortgaged properties for real estate taxes, insurance, capital spending (included in loan reserves) and property operating expenditures (included in cash and cash equivalents). We have also established a supplemental reserve amounting to 5% of the outstanding balance that may be released to us under certain conditions (included in restricted cash). In September 2003, we repaid $10,259 in connection with our sale of Sunrise Mesa Community located in Apache Junction, Arizona (see Note 10).

BFND Credit Facility

One of our subsidiaries, ARC4BFND, L.L.C., entered into a $150 million credit facility on November 14, 2000, (the "BFND Credit Facility"). Proceeds from the BFND Credit Facility are available for community acquisitions and anticipated capital expenditures with advances up to 70% of the purchase price and related costs. The BFND Credit Facility matures on June 30, 2005 with the right to extend the maturity to June 30, 2007 subject to certain conditions. It is collateralized by 19 manufactured home communities. It bears interest at one-month LIBOR plus 3.00% (approximately 4.12% as of September 30, 2003) and contains financial covenants that require, among other things, minimum debt service coverage. Pursuant to the terms of the BFND Credit Facility, we have established reserves for real estate taxes, insurance, capital spending (included in loan reserves) and property operating expenditures (included in cash and cash equivalents). We have also established a supplemental reserve amounting to 5% of the outstanding balance that may be released to us under certain conditions (included in restricted cash). On May 2, 2002, in connection with the Reorganization, we repaid $81,436 of the outstanding balance. On September 17, 2002 we amended the maximum permissible borrowings to $110,000, extended the date under which we are permitted to make additional borrowings to August 31, 2003, and extended the maturity as set forth above. We can repay the BFND Credit Facility after August 30, 2004, subject to payment of an exit fee of 1%.

ARC IV Credit Facility

On November 19, 1998, through one of our subsidiaries, ARC IV, L.L.C., we entered into a credit facility (the "ARC IV Credit Facility") that permitted us to finance a portion of the purchase price, capital expenditures and other related costs of qualifying communities until October 31, 2001. The ARC IV Credit Facility bore interest of one-month LIBOR plus 2.50%.

The ARC IV Credit Facility was paid in full in connection with the Reorganization on May 2, 2002.

Preferred Interest

The Preferred Interest is an obligation of ARC Real Estate Holdings, LLC ("ARC RE"), an indirect subsidiary of the Operating Partnership formed for the purpose of issuing the Preferred

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

Interest and owning, indirectly, our real estate subsidiaries and certain other assets, and was entered into on May 2, 2002 in connection with the Reorganization. The Preferred Interest has a preferred distribution rate of 12.5% per annum. The Preferred Interest will have a mandatory redemption in April 2007. Subject to certain conditions, the mandatory redemption date may be extended to April 2008.

The Preferred Interest is subject to mandatory redemption to the extent of any net proceeds from specified events, including (i) excess proceeds from the refinancing of any senior indebtedness of ARC RE or any of its subsidiaries, (ii) the proceeds from the sale by ARC RE or its subsidiaries of real estate assets, net of any required payments on senior indebtedness, and (iii) proceeds from any initial public offering of securities by our company or the Operating Partnership. In addition, beginning November 2003, ARC RE also will be required to apply to the redemption of the Preferred Interest then outstanding up to a specified percentage of its quarterly cash flow after debt service and payment of the preferred distribution, subject to specified limits on such required redemptions.

ARC RE has established a lockbox system (included in loan reserves) controlled by the preferred investor through which all cash flow distributed to ARC RE by its subsidiaries flows. Any cash flow remaining after payment of preferred distributions and any mandatory redemptions of the Preferred Interest and the funding of reserves required by the preferred investor may be distributed to the Operating Partnership for corporate purposes provided the ARC RE debt service coverage ratio (including the Preferred Interest as debt for this purpose) exceeds 1.2x. Notwithstanding the foregoing, ARC RE may distribute cash to the Operating Partnership to the extent necessary to pay dividends required under applicable REIT requirements. The preferred investor will have the right to assume control of the management of ARC RE upon the occurrence of certain events, including any payment default by ARC RE on the Preferred Interest, certain material cross-default and covenant default events and any change of control of the Operating Partnership.

Rental Home Credit Facility

On December 31, 2002, a subsidiary of ARC RE, ARC Housing, L.L.C., entered into a $27,000 credit facility collateralized by rental homes (the "Rental Home Credit Facility"). Proceeds from the Rental Home Credit Facility are available for acquisitions of rental homes and anticipated capital expenditures associated with the acquisitions. The Rental Home Credit Facility matures on February 1, 2010. It bears interest at one-month LIBOR plus 4.7% (approximately 5.82% at September 30, 2003), requires level monthly principal and interest payments of $421 beginning February 1, 2003, and is secured by 3,339 rental homes. The principal amount of the note amortizes over seven years at a stated interest rate of 8%. If at any time due to upward fluctuations in the monthly LIBOR rate the cumulative amounts of the level payments applied to principal result in a principal balance greater than the scheduled amortized principal balance, additional payments would be required to reduce the principal to its scheduled amortized balance. The Rental Home Credit Facility was fully funded on January 3, 2003.

Floorplan lines of credit

Through our retail home sales subsidiary, we have two lines of credit that provide borrowings secured by manufactured homes in inventory. Repayment is due upon sale of the related manufactured home. They bear interest that ranges from the prime rate plus 0.4% to the prime rate plus 1.5% (5.90% to 7.75% at September 30, 2003). Curtailment payments are required for unsold homes beginning on the 121+ day to 571+ day range depending on the type of home being financed. The required payment is generally 3% of the home's original invoice and is paid monthly. The floorplan lines of credit can be terminated by either party upon 30 days written notice. All of our existing inventory is collateral for the floor plan line of credit.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

6.    Loss per share

The following reflects the calculation of loss per share on a basic and diluted basis:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	(as restated)	(as restated)	(as restated)	(as restated)
Loss from continuing operations	$(9,704)	$(5,870)	$(26,837)	$(12,740)
Weighted average common shares outstanding	16,973	16,973	16,973	13,722
Basic loss per share from continuing operations	$(0.58)	$(0.35)	$(1.58)	$(0.93)
Net loss	$(6,793)	$(5,832)	$(23,720)	$(12,668)
Weighted average common shares outstanding	16,973	16,973	16,973	13,722
Basic loss per share	$(0.41)	$(0.35)	$(1.40)	$(0.93)

Loss from continuing operations	$(9,704)	$(5,870)	$(26,837)	$(12,740)
Plus minority interest in losses	(1,559)	(943)	(4,311)	(2,047)
Loss from continuing operations before allocation to minority interest	$(11,263)	$(6,813)	$(31,148)	$(14,787)
Diluted loss per share from continuing operations	$(0.58)	$(0.35)	$(1.58)	$(0.97)
Net loss	$(6,793)	$(5,832)	$(23,720)	$(12,668)
Plus minority interest in losses	(1,091)	(937)	(3,810)	(2,035)
Net loss before allocation to minority interest	$(7,884)	$(6,769)	$(27,530)	$(14,703)

Diluted loss per share	$(0.41)	$(0.35)	$(1.40)	$(0.97)
Weighted average common shares outstanding	16,973	16,973	16,973	13,722
Weighted average common shares issuable upon exchange of OP Units outstanding	2,726	2,726	2,726	1,515
Weighted average common shares and common shares issuable upon exchange of OP Units	19,699	19,699	19,699	15,237

7.    Property Operations Expense

During the three months and nine months ended September 30, 2003 and 2002, we incurred property operations expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Utilities and telephone	$4,696	$4,502	$13,616	$9,802
Salaries and benefits	3,238	2,687	9,409	5,877
Repairs and maintenance	1,939	1,467	5,089	2,975
Insurance	546	557	1,714	1,027
Bad debt expense	682	360	1,742	630
Advertising	253	148	684	319
Other operating expenses	865	771	2,451	1,477
	$12,219	$10,492	$34,705	$22,107

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

8.    Retail Home Sales, Finance, Insurance and Other Operating Expenses

During the three months and nine months ended September 30, 2003 and 2002, we incurred retail home sales, finance, insurance and other operating expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Utilities and telephone	$114	$21	$292	$87
Salaries and benefits	1,178	1,950	3,989	3,293
Repairs and maintenance	249	279	676	456
Insurance	53	31	122	90
Bad debt expense	—	7	11	10
Advertising	169	235	427	368
Other operating expenses	327	459	1,043	856
	$2,090	$2,982	$6,560	$5,160

9.    General and Administrative Expense

During the three months and nine months ended September 30, 2003 and 2002, we incurred general and administrative expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Management fees (a)	$—	$—	$—	$672
Salaries and benefits	2,052	2,007	6,970	4,586
Travel	270	236	1,091	523
Professional services	628	174	1,734	297
Insurance	98	(9)	304	275
Rent	199	107	639	240
Other administrative expenses	425	365	984	1,650
	$3,672	$2,880	$11,722	$8,243

(a) Represents fees paid to an affiliate prior to the Reorganization.

10.    Retail Home Sales Asset Impairment Expense

At the time of our Reorganization our retail home sales subsidiary was engaged in the retail sale of manufactured homes to third parties through 19 separate, stand-alone retail locations in five states. Due to significant changes in the industry, particularly the shortage of consumer financing to support sales of manufactured homes, in late 2002 we began redirecting our retail home sales subsidiary's sales efforts away from a retail dealership presence and into an in-community presence focused exclusively on sales of homes in our communities. Our in-community retail home sales business will operate in conjunction with our expanded consumer finance business through which we intend to provide credit to qualified buyers of homes in our communities.

During March 30, 2003 we ceased operations at one of our stand-alone retail dealership locations and during June 2003 we sold two of our retail locations recording minor charges to write down fixed assets to fair value.

As of July 1, 2003 we operated 16 separate, stand-alone retail locations in five states. During the three months ended September 30, 2003 we substantially completed the redirection of our retail home

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

sales subsidiary's sales efforts away from a retail dealership by selling eleven of our retail dealerships, ceasing operations in the remaining five retail dealerships and focusing entirely on in-community retail home sales activities in nearby communities owned by us. In accordance with the terms we have with the buyers of the retail dealerships, we will continue to obtain certain benefits they receive from their inventory purchases and we expect they will continue to refer new residents to our communities. With respect to five of the eleven stand-alone retail dealerships we sold, we will continue to hold and finance inventory at their retail dealership. With respect to the five retail dealerships we closed, we have relocated or intend to relocate inventory to nearby manufactured home communities we own.

In connection with these activities, we have recorded a charge of $1,385 to write off fixed assets net of sales proceeds ($1,345) and to record the cost of remaining lease obligations at the retail dealerships we closed in the third quarter ($40).

11.    Sale of Sunrise Mesa Community

In September 2003, we sold our Sunrise Mesa community located in Apache Junction, Arizona for $15,000 and recorded a gain of $3,333 after giving effect to net assets sold of $11,546 and closing costs of $121. In connection with the sale, we repaid $10,259 of our senior variable rate mortgage indebtedness due 2005 related to this community. Included in discontinued operations is $1,327 and $1,232 of revenue for the nine months ended September 30, 2003 and 2002, respectively, previously included in revenue for the real estate segment.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

12.    Segment Information

We operate in three business segments – real estate, retail home sales and finance, and insurance. A summary of our business segments is shown below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(as restated)	(as restated)	(as restated)	(as restated)
Total revenue
Real estate	$36,714	$32,647	$108,751	$72,468
Retail home sales and finance	6,182	13,913	20,138	23,807
Insurance	370	603	1,097	926
Corporate and other	(25)	137	145	273
	43,241	47,300	$130,131	$97,474
Operating expense, cost of manufactured homes sold and real estate taxes
Real estate	14,807	12,492	42,461	26,752
Retail home sales and finance	6,894	13,678	21,505	23,173
Insurance	360	550	996	812
Corporate and other	(82)	(145)	(70)	(30)
	21,979	26,575	64,892	50,707
Net segment income (a)
Real estate	21,907	20,155	66,290	45,716
Retail home sales and finance	(712)	235	(1,367)	634
Insurance	10	53	101	114
Corporate and other	57	282	215	303
	21,262	20,725	65,239	46,767
Property management expense	1,286	998	3,854	2,436
General and administrative expense	3,672	2,880	11,722	8,243
Interest expense
Real estate	14,327	13,262	42,470	25,306
Retail home sales and finance	137	221	452	394
Insurance	—	—	—	—
Corporate and other	17	17	68	35
	14,481	13,500	42,990	25,735
Amortization expense	1,839	2,213	6,044	4,666
Depreciation expense
Real estate	10,028	8,079	30,786	20,611
Retail home sales and finance	91	89	269	148
Insurance	2	4	10	6
Corporate and other	85	116	421	538
	10,206	8,288	31,486	21,303
Retail home sales asset impairment and other expense	1,385	—	1,385	—
Interest income	(344)	(341)	(1,094)	(829)
Loss before allocation to minority interest	(11,263)	(6,813)	(31,148)	(14,787)
Minority interest	1,559	943	4,311	2,047
Loss before discontinued operations	(9,704)	(5,870)	(26,837)	(12,740)
Income from discontinued operations	46	44	285	84
Gain on sale of discontinued operations	3,333	—	3,333	—
Minority interest in discontinued operations	(468)	(6)	(501)	(12)
Net loss	$(6,793)	$(5,832)	$(23,720)	$(12,668)
Identifiable assets
Real estate	$1,103,618	$1,087,244	$1,103,618	$1,087,244
Retail home sales and finance	4,812	25,596	4,812	25,596
Insurance	1,149	2,865	1,149	2,865
Corporate and other	13,252	15,807	13,252	15,807
	$1,122,831	$1,131,512	$1,122,831	$1,131,512

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share and homesite data)

(a)	Net segment income represents total revenues less expenses for property operations, real estate taxes, cost of manufactured homes sold and retail home sales, finance, insurance and other operations. Net segment income is a measure of the performance of the properties before the effects of the following expenses: property management, general and administrative, depreciation, amortization, interest and impairment of fixed assets.

13.    Subsequent Event

On October 14, 2003, we entered into an agreement with Hometown America, L.L.C. ("Hometown"), to acquire 90 manufactured home communities with 26,406 homesites, (the "Hometown Communities"), for a purchase price of $478.5 million, plus the assumption of approximately $86.1 million in mortgage debt encumbering 22 of these communities. Pursuant to the agreement with Hometown, we also have agreed to acquire related community assets comprised of rental homes, for-sale home inventory and consumer loans, as well as a secured note receivable, for a total purchase price of approximately $23.0 million. We also have agreed to pay Hometown an additional $7.5 million fee if we complete our initial public offering on or before the later of March 31, 2004 or the thirtieth day after we complete the Hometown acquisition. We expect to incur approximately $8.1 million in fees and transaction costs in connection with completing the Hometown acquisition.

On October 20, 2003, we filed a registration statement on Form S-11 with the Securities and Exchange Commission for the offer and sale of our common stock and preferred stock. In connection with our concurrent common and preferred stock offerings (the "Concurrent Offerings") we expect to complete financing transactions in which we will incur new fixed and variable rate mortgage indebtedness. We expect to use the net proceeds of the Concurrent Offerings and the net proceeds received from the financing transactions to pay the purchase price of the Hometown acquisition, to repay existing mortgage and other indebtedness and to redeem our mandatory redeemable preferred interest issued by one of our subsidiaries. There can be no assurance that we will complete the Hometown acquisition, our Concurrent Offerings and the financing transactions.

On January 23, 2004 we effected a reverse stock split in which each outstanding share of our common stock was converted into 0.519 shares of our common stock. As a result, we have restated all historical share, warrant and per share data to give effect to this reverse stock split.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of ARC Holdings Limited Liability Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in members' capital and cash flows present fairly, in all material respects, the financial position of ARC Holdings Limited Liability Company and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the financial statements, the Company adopted the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001.

/s/ PRICEWATERHOUSECOOPERS LLP

Denver, Colorado
February 22, 2002

ARC HOLDINGS LIMITED LIABILITY COMPANY

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

	December 31,
	2001	2000
Assets
Rental and other property, net	$280,701,064	$270,696,575
Cash and cash equivalents	13,992,628	17,208,784
Restricted cash	8,239,248	4,275,775
Tenant, notes and other receivables, net of allowance for doubtful accounts of $119,404 and $80,941, respectively	4,036,482	1,886,132
Inventory	12,909,107	11,491,732
Loan origination costs, net of accumulated amortization of $3,212,763 and $1,646,137, respectively	1,765,647	3,129,673
Goodwill, net of accumulated amortization of $9,852,214 and $8,632,221, respectively	12,850,878	14,079,796
Loan reserves	4,489,814	7,595,298
Prepaid expenses and other assets	3,938,610	6,441,628
Investment in general partnership	62,416	75,539
Total assets	$342,985,894	$336,880,932

Liabilities and members' capital
Notes payable	$235,311,779	$205,748,119
Accounts payable and accrued expenses	8,389,007	7,804,192
Tenant and other liabilities	5,033,004	3,620,487
Total liabilities	248,733,790	217,172,798
Minority interest	78,856,432	99,563,463
Members' capital	15,395,672	20,144,671
Total liabilities and members' capital	$342,985,894	$336,880,932

The accompanying notes are an integral part of these consolidated financial statements.

ARC HOLDINGS LIMITED LIABILITY COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	December 31,
	2001	2000	1999
Revenue
Rental income	$47,612,637	$39,848,794	$31,522,329
Sales of manufactured homes	50,417,779	69,753,431	92,102,722
Utility and other income	10,244,646	10,568,853	10,051,236
Interest income	1,693,930	2,187,646	1,244,869
Total revenue	109,968,992	122,358,724	134,921,156
Expenses
Property, retail home sales, finance and insurance operations	30,986,192	31,747,735	32,042,515
Cost of manufactured homes sold	38,209,035	52,597,499	72,065,055
Real estate taxes	3,823,176	3,490,588	2,530,030
General and administrative	10,433,864	13,303,450	10,565,436
Interest expense	17,384,750	18,121,300	9,887,447
Depreciation and amortization	20,727,005	18,736,503	13,746,468
Total expenses	121,564,022	137,997,075	140,836,951
Loss before allocation to minority interest	(11,595,030)	(15,638,351)	(5,915,795)
Minority interest	6,862,181	12,137,532	7,570,244
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	(4,732,849)	(3,500,819)	1,654,449
Extraordinary item, net of minority interest	—	—	(7,021)
Cumulative effect of a change in accounting principle, net of minority interest	(16,150)	—	(60,185)
Net income (loss)	$(4,748,999)	$(3,500,819)	$1,587,243

The accompanying notes are an integral part of these consolidated financial statements.

ARC HOLDINGS LIMITED LIABILITY COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
AS OF DECEMBER 31, 2001, 2000, 1999

Balance, December 31, 1998	$17,616,335
Issuance of membership units – final draw	10,000,000
Purchase of partnership units	(8,300,000)
Net income	1,587,243
Balance, December 31, 1999	20,903,578
Issuance of membership units	2,958,709
Syndication costs	(216,797)
Net loss	(3,500,819)
Balance, December 31, 2000	20,144,671
Net loss	(4,748,999)
Balance, December 31, 2001	$15,395,672

The accompanying notes are an integral part of these consolidated financial statements.

ARC HOLDINGS LIMITED LIABILITY COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	December 31,
	2001	2000	1999
Cash flow from operating activities
Net income (loss)	$(4,748,999)	$(3,500,819)	$1,587,243
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	20,727,005	18,736,503	13,746,468
Extraordinary item	—	—	7,021
Cumulative effect of a change in accounting principle	16,150	—	60,185
Minority interest	(6,862,181)	(12,137,532)	(7,570,244)
Loss on sale of assets	285,363	222,381	59,899
Increase (decrease) in allowance for doubtful accounts	38,463	(14,604)	—
Loss on investment in general partnership	13,123	14,099	9,587
Changes in assets and liabilities, net of acquisitions	(1,583,555)	4,932,033	4,436,245
Net cash provided by operating activities	7,885,369	8,252,061	12,336,404
Cash flow from investing activities
Acquisition of communities and manufactured homes	(17,836,656)	(57,528,000)	(14,105,000)
Acquisition of retail home sales assets	—	(1,387,300)	(211,750)
Capital improvements and equipment purchases	(6,972,786)	(12,983,050)	(12,690,676)
Proceeds from sale of assets	169,924	223,999	161,338
Net cash used in investing activities	$(24,639,518)	$(71,674,351)	$(26,846,088)

(continued on next page)

The accompanying notes are an integral part of these consolidated financial statements.

ARC HOLDINGS LIMITED LIABILITY COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	December 31,
	2001	2000	1999
Cash flow from financing activities
Proceeds from issuance of membership units	$—	$2,958,709	$10,000,000
Syndication costs	—	(216,797)	—
Distribution to minority interest holders	(12,246,000)	—	(1,005,345)
Proceeds from issuance of debt	32,873,891	49,211,332	132,629,162
Repayment of debt	(7,705,263)	(1,248,642)	(88,227,132)
Change in restricted cash	(3,963,473)	(4,275,775)	—
Purchase of partnership units	—	—	(8,300,000)
Floor plan borrowing (reduction), net	1,675,954	(3,090,731)	—
Purchase of interest rate caps	—	(2,627,080)	—
Decrease (increase) in loan reserves	3,105,484	(2,575,968)	—
Loan origination costs	(202,600)	(835,195)	(4,111,749)
Net cash provided by financing activities	13,537,993	37,299,853	40,984,936
Net (decrease) increase in cash	(3,216,156)	(26,122,437)	26,475,252
Cash and cash equivalents, beginning of year	17,208,784	43,331,221	16,855,969
Cash and cash equivalents, end of year	$13,992,628	$17,208,784	$43,331,221
Non-cash transactions
Community acquisition financing	$2,719,078	—	—
Capital expenditures reserve	—	—	$4,340,600
Inventory acquired through purchase of retail home sales business	—	—	347,443
Non-compete note payable acquired through purchase of retail home sales business	—	—	133,000
Acquisition of liabilities in retail home sales business purchases	—	$2,177,767	—
Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	$17,942,305	$17,216,689	$9,612,927

The accompanying notes are an integral part of these consolidated financial statements.

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Business

ARC Holdings Limited Liability Company and its subsidiaries (the "Company") are engaged in several facets of the manufactured housing industry including: acquiring and operating manufactured housing communities; selling manufactured homes; selling property-casualty insurance to cover manufactured homes; and engaging in other activities ancillary to any of the foregoing.

The Company was organized under the laws of the State of Colorado on March 31, 1995. According to the Company's limited liability company agreement (the "Agreement"), except as expressly required by law, a member has no liability in excess of: (i) its capital contributions, (ii) its share of any undistributed profits and assets of the Company, and (iii) its obligations to make other payments as expressly provided for in the Agreement. Pursuant to the terms of the Agreement, the latest date the Company will exist is March 31, 2025.

As of December 31, 2001, on a consolidated basis, the Company owned 107 communities consisting of 20,509 homesites in Alabama, Arkansas, Colorado, Florida, Idaho, Illinois, Iowa, Kansas, Missouri, New Mexico, North Carolina, Oklahoma, South Dakota, Tennessee, Texas, Utah and Wyoming. The Company also operates retail manufactured home sales centers in its own communities or on rented commercial lots in Colorado, Kansas, Nebraska, North Carolina and Wyoming.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities, and the reported amount of revenues and expenses during the reporting period. Ultimate actual results may, in some instances, differ from previously estimated amounts.

Consolidation

The consolidated financial statements include the accounts of ARC Holdings Limited Liability Company; its wholly-owned subsidiaries: MGP Private REIT, Inc. which wholly owns Affordable Residential Communities, L.L.C. (the "General Partner," or "ARC L.L.C."), ARC Dealership, Inc. ("Dealership") which wholly owns ARC Management Services, Inc. (the "Manager"), ARC Insurance Services, Inc. ("Insurance") and Windstar Aviation, Inc. ("Windstar"); as well as, Affordable Residential Communities, L.P. I ("LP I"), Affordable Residential Communities, L.P. II ("LP II"), and Affordable Residential Communities, L.P. III ("LP III") (collectively, the "Partnerships"), where ARC L.L.C. has the ability to exercise control as the sole general partner and managing member. All significant intercompany balances and transactions are eliminated.

Minority Interest

The Company has a one percent general partner investment in the Partnerships, as well as an indirect approximate 4.3 percent limited partner investment in LP I. For financial reporting purposes, the Partnerships' assets, liabilities and results of operations are consolidated with those of the Company, and the limited partners' interests in the Partnerships are included in the financial statements as minority interest.

Investment in General Partnership

ARC L.L.C. has a .01 percent partnership investment in Affordable Residential Communities, IV ("ARC IV") which is structured as a general partnership. This investment is accounted for by the equity method as the Company is not the sole general partner and does not control ARC IV. Under

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

this method of accounting, ARC L.L.C's investment changes due to: capital contributions by ARC L.L.C., its allocated share of income or losses from ARC IV, and distributions to ARC L.L.C. At December 31, 2001, ARC IV owned 84 communities consisting of 16,472 home sites in Arizona, Arkansas, California, Colorado, Florida, Illinois, Iowa, Kansas, Missouri, Nebraska, New York, North Carolina, Oklahoma, Oregon, Texas, Utah and Wyoming.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with a maturity less than 90 days from the date of purchase.

Inventory

Retail home sales inventory consists of new and used manufactured homes including costs and materials associated with preparing the homes for sale. Inventory is valued at the lower of cost or fair value. Cost is based on specific identification and is reduced as applicable by dealer volume rebates earned from manufacturers. Dealer volume rebates are earned from primary manufacturers when the manufactured home is sold. Dealer volume rebates are earned from other manufacturers when the manufactured home is purchased. Fair value of inventory is based on estimated net realizable value. Inventory is adjusted for dealer volume rebates that are earned when the home is purchased.

Impairment of Long Lived Assets

Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company evaluates the asset for impairment using undiscounted cash flows from operations. Assets evaluated include rental property, fixed assets and intangible assets. If impairment is warranted, the assets are written down to fair value. For the years ended December 31, 2001, 2000 and 1999 no impairment conditions existed at any of the Company's properties or for any of the Company's other long lived assets.

Rental and Other Property

Rental property is recorded at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets. Significant renovations and improvements which improve assets and/or extend the useful life of assets are capitalized and depreciated over their estimated useful lives. Maintenance and repairs are expensed as incurred.

Fixed assets are recorded at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Significant renovations and improvements which improve assets and/or extend the useful life of assets are capitalized and depreciated over their estimated useful lives. Maintenance and repairs are expensed as incurred.

Loan Origination Costs

The Company capitalizes loan origination costs associated with long-term financing of its properties. These costs are amortized on a straight-line basis, which approximates the interest rate method, over the repayment term of the loans. The Company amortized $1,566,626, $1,432,179 and $738,976 of loan origination costs for the years ended December 31, 2001, 2000, and 1999, respectively.

Intangible Assets

Intangible assets consists of goodwill and non-compete agreements.

Goodwill resulting from acquisitions consists of the excess of the acquisition cost over the fair value of net assets acquired. Goodwill is amortized on a straight-line basis over 15 years. Amortization for the years ended December 31, 2001, 2000, and 1999 was $1,219,993, $1,147,475, and $971,220, respectively.

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-compete agreements of $1,850,000 as of December 31, 2001 and 2002, included in prepaid expenses and other assets, are capitalized and amortized on a straight-line basis over the life of the agreement. Lives range from one to three years. For the years ended December 31, 2001, 2000 and 1999, amortization expense was $516,600, $616,665, and $549,998, respectively. Accumulated amortization as of December 31, 2001 was $1,850,000.

Revenue Recognition

Revenues from manufactured home sales are recognized when the down payment is received, financing is arranged, title, possession and other attributes of ownership are transferred to the buyer and the Dealership is not obligated to perform significant additional activities after sale and delivery.

Revenues from management fees are recognized when earned.

Rental income of the Partnerships is recorded when earned. Rent received in advance of the due date is recorded as a prepaid rent liability and is recognized in revenue when due. Leases entered into by tenants are generally month-to-month and are renewable by mutual agreement of the owner and resident or, in some cases, as provided by statute.

Utility and other income consists primarily of utility usage charges to the Partnerships' tenants, insurance commissions collected by Insurance, management fees collected by the Manager, travel services charged by Windstar and finance participation income collected by Dealership. Finance Participation income represents incentive and rate participation income from third party retail financing programs which is earned by Dealership upon closing of the financed manufactured home sale.

Advertising

Advertising costs are expensed when incurred.

Organization Costs

On January 1, 1999, the Company adopted Statement of Position 98-5 ("SOP 98-5"), Reporting on the Cost of Start Up Activities. In accordance with SOP 98-5 the Company changed its method of accounting for organization costs. Effective January 1, 1999 organization and start up costs were expensed as incurred. The cumulative effect of a change in accounting principle reflected in the statement of operations in 1999 represents the write-off of unamortized deferred organization costs existing at the date of adoption.

Income Taxes

The Company is a partnership for tax purposes and does not pay federal or state income taxes. Income of the Company is taxed to its members in their individual returns. Certain subsidiaries of the Company are subject to federal and state income taxes. For the years ended December 31, 2001, 2000, and 1999 these subsidiaries paid federal, state, or franchise taxes totaling $32,887, $104,401 and $189,532, respectively.

Derivative Financial Instruments

The Company uses derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates. As required under the guidelines of Statement of Financial Accounting Standards ("SFAS") No. 133, all of the Company's derivative instruments are recorded in the consolidated balance sheet at fair value. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

comprehensive loss and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss associated with a cash flow hedge is reported in earnings immediately. The Company adopted SFAS 133 on January 1, 2001, resulting in a $16,150 loss (net of minority interest) recorded as a cumulative effect of a change in accounting principle.

Interest Rate Caps

The Company manages its exposure to interest rate risk through the use of cash flow hedges. The ineffective portion of gains or losses associated with cash flow hedges are recognized in earnings immediately. For the year ended December 31, 2001, the Company recognized a loss of $97,532, for the ineffective portion of the hedge.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, which addresses financial accounting and reporting for business combinations. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for under the purchase method initiated before but completed after June 30, 2001. All business combinations in the scope of this Statement are to be accounted for using one method – the purchase method. The adoption of SFAS No. 141 did not have a material impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective for fiscal years beginning after December 31, 2001, and applies to all goodwill and other intangibles recognized in the financial statements at that date. Under the provisions of this statement, goodwill will not be amortized, but will be tested for impairment on an annual basis. Once the Company adopts SFAS No. 142, the only expected material impact on the Company's financial position and results of operations is anticipated to be the effect of no longer amortizing goodwill. Had the Company adopted SFAS No.142 on January 1, 1999, net income would have been impacted as follows:

	For the year ended December 31,
	2001	2000	1999
Reported net income (loss)	$(4,748,999)	$(3,500,819)	$1,587,243
Add back goodwill amortization	1,219,993	1,147,475	971,220
Adjusted net income (loss)	$(3,529,006)	$(2,353,344)	$2,558,463

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires the recognition of an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measures the impairment loss as the difference between the carrying amount and fair value of the asset. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial position or results of operations.

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Inventory

The following summarizes inventory balances at December 31, 2001 and 2000:

	December 31,
	2001	2000
New manufactured homes	$13,794,805	$12,202,495
Used manufactured homes	481,218	479,187
Valuation reserve	(284,308)	(264,169)
Dealer volume rebates	(1,082,608)	(925,781)
Total inventory	$12,909,107	$11,491,732

3.    Rental and Other Property

The following summarizes rental and other property at December 31, 2001 and 2000:

	December 31,		Estimated Useful Lives
	2001	2000
Land	$39,611,871	$39,012,248
Land improvements and buildings	268,235,694	254,578,387	10 - 30 yrs
Rental homes and improvements	17,402,729	4,636,352	3 - 10 yrs
Furniture, equipment and vehicles	11,256,145	11,414,943	3 - 20 yrs
	336,506,439	309,641,930
Less accumulated depreciation	(55,805,375)	(38,945,355)
Rental property, net	$280,701,064	$270,696,575

Land improvements and buildings consist primarily of infrastructure, roads, landscaping, and common amenities.

4.    Acquisitions

During 2001, the Partnerships acquired the manufactured home community listed below from an unaffiliated third party. The acquisition has been accounted for utilizing the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. The majority of the purchase price was allocated to the rental property.

Date	Community	Location	Sites
Mar-01	Village Park	Greensboro, NC	242

Consideration for the 2001 acquisitions was $1,380,922 in cash and $2,719,078 in assumption of debt. We have not included pro forma information as if this acquisition had occurred at the beginning of the year due to the immaterial nature of the acquisition.

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2000, the Partnerships acquired the nine manufactured home communities listed below from unaffiliated third parties. The acquisitions have been accounted for utilizing the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. The majority of the purchase price was allocated to the rental property.

Date	Community	Location	Sites
Jan-00	Glen Acres	Wichita, KS	136
Jan-00	Sherwood Acres	Wichita, KS	112
Mar-00	Portside	Jacksonville, FL	929
Jun-00	Picture Ranch	Clifton, CO	114
Jun-00	Stony Brook North	Raleigh, NC	184
Oct-00	Sunshine City	Plantation, FL	350
Oct-00	Wheel Estates	Orlando, FL	56
Oct-00	Meadowood	Topeka, KS	250
Oct-00	Lakewood	Royse City, TX	240

Consideration for the 2000 acquisitions consisted of approximately $57,528,000 in cash.

We have prepared the following unaudited pro forma income statement information as if the 2000 acquisitions had occurred on January 1, 1999. The pro forma data is not necessarily indicative of the results that actually would have occurred if the acquisitions had been consummated on January 1, 1999.

	Years Ended December 31,
	2000	1999
Revenues	$125,312,655	$141,731,293
Total expenses	$139,976,006	$146,329,047
Net loss before allocation to minority interest	$(14,663,351)	$(4,597,754)
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$(3,491,069)	$1,667,629
Net income (loss)	$(3,491,069)	$1,600,423

During 1999, the Partnerships acquired seven manufactured home communities. Consideration for these acquisitions consisted of approximately $14,105,000 in cash. We have not included pro forma information as if these acquisitions had occurred at the beginning of the year due to the immaterial nature of the acquisition.

The retail home sales subsidiary made the following acquisitions in 2000:

Date	Dealership	Location
Jan-00	Homesmart – Oklahoma	Moore, OK
May-00	Kaw Valley Homes	Lawrence, KS
May-00	Doug's Mobile World	Topeka, KS
Jul-00	ARC Homecenter Evans	Evans, CO
Aug-00	Homesmart – Sioux City	South Sioux City, NE

Each of the acquisitions has been accounted for as a purchase with the purchase price being allocated to the assets purchased and the liabilities assumed based upon the fair values as of the purchase date. Results of operations of the acquisitions have been included in the retail home sales subsidiary's results of operations from the date of acquisition. Consideration for the acquisitions was $1,387,300 in cash and assumption of liabilities as follows:

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated fair value of assets acquired	$2,297,568
Estimated fair value of liabilities assumed	2,177,767
Net assets acquired at estimated fair value	119,801
Excess of cost over acquired net assets	1,267,499
Cash paid for assets acquired	$1,387,300

During 1999, the retail home sales subsidiary made two acquisitions. Consideration for those acquisitions was $211,750 in cash and assumption of certain liabilities.

Pro forma results of operations have not been presented as if the retail home sales acquisitions were purchased at the beginning of the year due to the immaterial nature of the acquisitions.

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.    Notes Payable

The following describes the Company's notes payable:

	December 31,
LP I	2001	2000
Fixed rate first mortgage note, interest at 8.86%, due November 15, 2010, monthly principal and interest payments of $4,929	$365,051	$390,240
Fixed rate first mortgage note, interest at 8.00%, due February 1, 2006, monthly principal and interest payments of $13,607	1,546,504	1,583,413
Fixed rate first mortgage note, interest at 8.86%, due January 9, 2003, monthly principal and interest payments of $5,456 with a balloon payment of $429,674 in 2003	456,101	479,969
Fixed rate first mortgage note, interest at 8.00%, due April 17, 2011, monthly principal and interest payments of $13,379	1,060,388	1,132,571
Fixed rate first mortgage notes, interest at 8.90%, due December 31, 2003, monthly interest payments of $37,083 with a balloon payment of $5,000,000 in 2003	5,000,000	5,000,000
Fixed rate first mortgage notes, interest at 7.15%, due May 1, 2028, monthly principal and interest payments of $45,928 with a balloon payment of $595,978 in 2028	6,566,054	6,638,347
LP II
Fixed rate first mortgage note, interest at 8.50%, due July 10, 2012, monthly principal and interest payments of $6,402, with a balloon payment of $516,314 in 2012	745,783	758,545
MEZII credit facility due December 1, 2002	20,000,000	20,000,000
SPEI I credit facility due December 1, 2002	59,862,279	60,000,000
Variable rate first mortgage note, interest at floating LIBOR plus 1.90%, monthly interest payments only	—	3,500,000
Fixed rate first mortgage note, interest at 7.58%, due July, 2011, principal and interest payments of $41,535, with a balloon payment of $5,226,348 in 2011	5,875,960	—
LP III
ARC III credit facility due December 1, 2002	110,000,000	83,101,005
Fixed rate first mortgage note, interest at 8.60%, due January 31, 2001, monthly principal and interest payments of $21,340	—	2,633,149
Fixed rate first mortgage note, interest at 8.59%, monthly principal and interest payments of $28,686 with a balloon payment of $3,289,083 due on December 1, 2006	3,537,073	3,574,502
Fixed rate first mortgage note, interest at 8.67% monthly principal and interest payments of $21,868, with a balloon payment of $446,721 due on February 11, 2027	2,701,858	—
Retail Home Sales
Deutsche Financial Services floor plan line of credit	6,794,241	1,940,739
Conseco floor plan line of credit	7,301,699	10,479,247
Promissory note of $3,360,075 due June 27, 2004, monthly principal payments of $74,668, plus accrued interest.	2,236,070	3,213,736
Windstar
Term loan of $1,440,000; interest at 8.67%, due September 2005, monthly principal and interest payments of $14,356 with a balloon payment of $992,826 due in 2005	1,262,718	1,322,656
	$235,311,779	$205,748,119

MEZZII and SPEI I

On November 12, 1999, a wholly owned subsidiary of LP II, ARC MEZZII, L.L.C. ("MEZZII"), through a wholly owned subsidiary, ARC SPEI I ("SPEI I"), entered into a credit agreement to

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

provide up to $80 million (the "Credit Facility"). The initial proceeds from the Credit Facility ($56,012,668) were used to refinance $28,928,745 of existing debt and for general corporate purposes, including acquisitions of additional communities. The $202,419 included in extraordinary items (prior to minority interest) reflected on the consolidated statement of operations in 1999 represents the loss on early extinguishment of debt, including unamortized loan origination fees related to the refinancing.

On July 31, 2000 the Company amended the Credit Facility and established a new loan (the "Mezzanine Loan"). The proceeds of $20 million from the Mezzanine Loan were used to reduce the amount outstanding under the Credit Facility. The amendment to the Credit Facility, among other things, confirmed that the Credit Facility has been fully funded, eliminated the minimum debt service coverage requirement and established a supplemental reserve of $4 million, which is included in restricted cash at December 31, 2001 and 2000. The terms of the Mezzanine Loan are substantially the same as the Credit Facility. The Credit Facility and the Mezzanine Loan are fully funded at December 31, 2001, with outstanding balances of approximately $60 million and $20 million, respectively. The Company is required to make monthly interest payments on the Credit Facility at a rate equal to 30-day LIBOR plus 2.167% and on the Mezzanine Loan at a rate equal to 30-day LIBOR plus 6.50%. The effective interest rate for the Credit Facility and the Mezzanine Loan with a total principal balance of $80 million is LIBOR plus 3.25% (5.12% and 9.81% at December 31, 2001 and 2000 respectively).

In 2000, pursuant to the terms of the Credit Facility and the Mezzanine Loan, the Company entered into an interest rate cap agreement that limits the applicable rate to a maximum of 10.02%. The interest rate cap agreement expires with the credit facility on December 1, 2002. The Company paid $1,450,000 for the purchase of the interest rate cap agreement. For the year ended December 31, 2000, the Company amortized $471,059 of the cost on a straight-line basis.

Pursuant to the terms of the Credit Facility, the Company established reserve accounts for property tax and insurance premiums and a reserve based on estimated home site maintenance costs. In addition, a capital expenditures reserve account was established at the time of each funding for anticipated capital expenditures and is drawn upon as improvements are made.

The Credit Facility governs, in the case of an event of default, cash availability from the Company's communities as it is collateralized by first mortgages on the Company's properties. Payment of the Mezzanine Loan is secured by the Company's ownership interest in SPEI I. Both loans mature on December 1, 2002.

The Credit Facility is collateralized by first mortgages on SPEI I communities. Payment of the Mezzanine Loan is secured by MEZZII's ownership interest in SPEI I.

ARC III

On November 12, 1999, a wholly owned subsidiary of LP III, ARC III, L.L.C. ("ARC III"), entered into a $150 million credit facility (the "ARC III Credit Facility"). The initial proceeds from the ARC III Credit Facility ($59,401,005) were used (i) to refinance $50,000,000 of existing debt and (ii) for general corporate purposes, including acquisitions of additional communities. At December 31, 2001 $110,000,000 was advanced against the ARC III Credit Facility. The terms of the ARC III Credit Facility allow ARC III to finance up to 70% of the purchase price and related costs of qualifying communities. ARC III is required to make monthly interest payments at a rate equal to 30-day LIBOR plus 3.15% (5.02% and 9.81% at December 31, 2001 and 2000, respectively).

In 2000, pursuant to the terms of the ARC III Credit Facility, ARC III entered into an interest rate cap agreement that limits the applicable rate to a maximum of 10.02%. The interest rate cap agreement expires with the ARC III Credit Facility on December 1, 2002. ARC III paid $1,177,080 for the interest rate cap agreement. For the year ended December 31, 2000, ARC III amortized $353,761 of the cost on a straight-line basis.

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The ARC III Credit Facility contains financial covenants which require, among other things, minimum debt service coverage. The ARC III Credit Facility also governs, in the case of an event of default, cash availability from ARC III's communities. At December 31, 2001, ARC III was in compliance with all covenants contained in the Credit Facility.

On February 2, 2001, ARC III amended the ARC III Credit Facility to eliminate the minimum debt service coverage requirement, establish a $4 million supplemental cash reserve, eliminate any additional fundings and reduce the interest rate to LIBOR plus 3.15%. The amended ARC III Credit Facility matures on December 31, 2003.

Pursuant to the terms of the ARC III Credit Facility, ARC III established reserve accounts for property tax and insurance premiums and a reserve based on estimated home site maintenance costs. In addition, a capital expenditures reserve account is established at the time of each funding for anticipated capital expenditures and is drawn upon as improvements are made.

As discussed above, a portion of the proceeds from the new obligation was used to pay a mortgage note with a principal balance of $50,000,000. The $7,021 included in the extraordinary item (net of minority interest) reflected on the statement of operations in 1999 represents the loss on early extinguishment of debt, including unamortized loan origination fees related to the refinancing.

The ARC III Credit Facility is collateralized by first mortgages on ARC III properties.

Retail Home Sales Floor Plan Lines of Credit

The Deutsche Financial Services floor plan line of credit (the "DFS" line) is $10,000,000 with interest payments due monthly. The interest rate is dependent on the housing manufacturer and ranges from prime plus 40 basis points to prime plus 95 basis points (5.15% to 5.7% at December 31, 2001 and 10.0% at December 31, 2000). The DFS line is collateralized by certain homes in inventory. The outstanding balance of the DFS Line at December 31, 2001 was $6,794,241.

Curtailment payments on the DFS line to reduce the outstanding principal balance are required for unsold homes, beginning on the 361st day, with the interest rate associated with these homes increasing to prime plus 1.5%. The required payment is 3% of the original invoice for each home for each curtailment month. At December 31, 2001, curtailment payments currently due totaled $33,529.

The Conseco floor plan line of credit (the "Conseco Line") is $12,000,000 (an additional 35% is available upon request) with interest payments due monthly at the greater of the Prime rate or 6.0% (6.0% and 9.5% at December 31, 2001 and 2000, respectively). The Conseco Line is collateralized by certain homes in inventory. The outstanding balance of the Conseco Line at December 31, 2001 was $7,301,699.

Curtailment payments on the Conseco Line to reduce the outstanding principal balance are required for unsold homes, generally beginning on the thirteenth billing period, depending on the type of home being financed, with the interest rate associated with these homes increasing to prime plus 3%. The required payment is generally 3% of the original invoice for each home for the first curtailment month and 2% per month thereafter. At December 31, 2001 curtailment payments currently due totaled $91,001. The Dealership received notice from Conseco that beginning April 1, 2002, Conseco will no longer provide financing for purchases of additional inventory. Management is currently pursuing other financing options and believes alternative financing will be provided.

Amounts under both the DFS Line and the Conseco Line are due and payable upon the sale of the related manufactured homes and are guaranteed by the Company. The lines have no termination date; however, the right to future borrowings may be terminated by either party with 30 days written notice.

Retail Home Sales Note Payable

On July 2, 1999 the retail home sales subsidiary obtained a $2,900,000 promissory note ("Promissory Note"). The proceeds of the note were used to refinance certain outstanding debt at July

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2, 1999. On April 27, 2000, and October 13, 2000, retail home sales subsidiary amended its Promissory Note in order to obtain additional financing. The principal balance outstanding was increased to $3,360,075. The additional proceeds were used to finance acquisitions of dealerships and purchase computer equipment and related software.

The Promissory Note bears interest at the Prime rate, requires monthly principal payments of $74,668, plus accrued interest, and matures on June 27, 2004. The Prime rate on December 31, 2001 and 2000 was 4.75% and 9.5%, respectively. As of December 31, 2001 the outstanding balance of the Promissory Note was $2,236,070.

The Promissory Note contains covenants which require, among other things, a net worth (total stockholder's equity plus accounts payable to affiliates) of at least $10 million. Amounts due to parent and/or affiliates are subordinated to the bank. The Parent and its subsidiaries will maintain an aggregate balance of deposits of $3,000,000 at the bank providing the financing, and EBITDA will be no less than two times the debt service calculated on a quarterly basis. As of December 31, 2001, the retail home sales subsidiary was in violation of its EBITDA covenant, but received a waiver of this violation. The Promissory Note is collateralized by accounts receivable, general intangibles, equipment and fixtures of the retail home sales subsidiary and is guaranteed by the Parent.

The principal balance of the notes payable appearing on the consolidated balance sheet approximates the fair value of such notes.

Remaining debt maturities, excluding floor plan lines of credit, as of December 31, 2001 are as follows:

2002	$81,210,813
2003	116,789,392
2004	928,833
2005	1,497,516
2006	5,082,673
2007 and thereafter	15,706,612
$221,215,839

6.    Property, Retail Home Sales, Finance and Insurance Operating Expense

During 2001, 2000 and 1999 the Company incurred property and retail home sales, finance and insurance operating expenses as follows:

	December 31,
	2001	2000	1999
Salaries and benefits	$12,609,118	$14,083,854	$13,219,110
Utilities	8,020,070	7,196,915	6,245,032
Repairs and maintenance	3,868,020	3,328,228	3,562,004
Advertising	870,690	1,785,631	1,749,156
Bad debt expense	317,963	300,588	673,465
Other property and retail home sales operating expenses	5,300,331	5,052,519	6,593,748
	$30,986,192	$31,747,735	$32,042,515

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    General and Administrative Expense

During 2001, 2000, and 1999, the Company incurred general and administrative expenses as follows:

	December 31,
	2001	2000	1999
Salaries and benefits	$6,811,937	$8,647,956	$6,881,443
Travel	175,107	629,065	638,123
Professional services	823,422	1,279,433	307,216
Rent	422,572	459,906	737,227
Other administrative expenses	2,200,826	2,287,090	2,001,427
	$10,433,864	$13,303,450	$10,565,436

8.    Member's Capital

In May 2000, the Company granted a 5% equity participation interest to ARC Management, LLC, an affiliate. ARC Management, LLC then granted membership interests to certain members of Management of the Company. The equity participation interest entitles ARC Management, LLC, and thereby certain members of management of the Company, to share in the equity of the Company after the other members of the Company receive distributions as set forth in the Company's Operating Agreement. Based on management's best estimate of the value of this equity interest at the date of grant, no compensation expense was recorded related to this grant. ARC Management, LLC granted additional membership interests to certain members of Management in 2001. No compensation expense was recorded related to this grant.

9.    Operating Leases

The Dealership leases its locations pursuant to lease agreements with monthly payments ranging from $550 to $14,000 and expiration dates ranging from January 2002 to June 2005 as of December 31, 2001. Minimum future lease payments under these operating leases as of December 31, 2001, for the next five years are as follows:

2002	$836,816
2003	396,607
2004	143,200
2005	18,000
$1,394,623

The Manager has office building and equipment leases with monthly payments ranging from $178 to $49,000 and expiration dates ranging from November 2003 to February 2006 as of December 31, 2001. Minimum future lease and sublease payments under these operating leases as of December 31, 2001 for the next five years and subsequent are as follows:

2002	$785,476
2003	804,544
2004	821,832
2005	795,078
2006	131,514
$3,338,444

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    Related Party Transactions

Certain transactions occurred between the Company and ARC IV and other affiliated entities. A net amount of approximately $1,472,468 and $216,338 was owed to the Company from affiliates at December 31, 2001 and 2000, respectively and primarily represents costs incurred on behalf of affiliated entities by the Manager.

The consolidated statement of operations include approximately $2,016,000, $1,245,000 and $1,133,000 of management fees and approximately $860,955, $1,181,000 and $425,000 of travel services that were charged to ARC IV during 2001, 2000 and 1999, respectively.

The Manager entered into an asset management agreement with JJ&T and Global Mobile. JJ&T pays a management fee equal to 3% of total revenues and Global Mobile pays $800 per month. These are companies controlled by the Chief Executive Officer of the Company. JJ&T and Global Mobile own six manufactured home communities and an airplane hangar.

11.    Commitments and Contingencies

In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions will not have a materially adverse effect on the financial position or results of operations or liquidity of the Company.

12.    Subsequent Event

Subsequent to December 31, 2001, the Company proposed a consolidation and reorganization of its subsidiaries with an entity known as Affordable Residential Communities IV, LP (the "ARC Operating Partnership"), a self-managed umbrella partnership real estate investment trust whose sole general partner would be ARC IV REIT, Inc. ("ARC IV REIT"), pursuant to which the Company would have the right to receive shares of ARC IV REIT.

ARC HOLDINGS LIMITED LIABILITY COMPANY

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2002 AND DECEMBER 31, 2001

	March 31, 2002	December 31, 2001
	(Unaudited)
Assets
Rental and other property, net	$282,198,292	$280,701,064
Cash and cash equivalents	10,589,251	13,992,628
Restricted cash	8,000,000	8,239,248
Tenant, notes and other receivables, net	1,947,464	4,036,482
Inventory	13,969,624	12,909,107
Loan origination costs, net	1,403,000	1,765,647
Loan reserves	4,049,043	4,489,814
Goodwill	12,850,878	12,850,878
Prepaid expenses and other assets	4,562,779	3,938,610
Investment in general partnership	61,190	62,416
Total assets	$339,631,521	$342,985,894

Liabilities and members' capital
Notes payable	$234,454,554	$235,311,779
Accounts payable and accrued expenses	5,879,192	8,389,007
Tenant and other liabilities	5,262,731	5,033,004
Total liabilities	245,596,477	248,733,790

Minority interest	78,441,523	78,856,432
Members' capital	15,593,521	15,395,672
Total liabilities and members' capital	$339,631,521	$342,985,894

The accompanying notes are an integral part of these consolidated financial statements.

ARC HOLDINGS LIMITED LIABILITY COMPANY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

	Three Months Ended March 31,
	2002	2001
	(Unaudited)
Revenue
Rental income	$12,809,805	$11,269,714
Sales of manufactured homes	10,730,407	10,226,890
Utility and other income	2,719,959	2,481,671
Interest income	111,938	545,874
Total revenue	26,372,109	24,524,149

Expenses
Property, retail home sales, finance and insurance operating	7,396,923	7,067,608
Cost of manufactured homes sold	8,247,199	7,712,493
Real estate taxes	990,396	816,363
General and administrative	1,735,169	2,723,074
Interest expense	3,212,938	4,852,821
Depreciation and amortization	5,022,524	5,217,842
Total expenses	26,605,149	28,390,201

Loss before allocation to minority interest	(233,040)	(3,866,052)
Minority interest	413,901	2,080,531
Income (loss) before cumulative effect of a change in accounting principle	180,861	(1,785,521)
Cumulative effect of a change in accounting principle, net of minority interest	—	(16,150)
Net income (loss)	$180,861	$(1,801,671)

The accompanying notes are an integral part of these consolidated financial statements.

ARC HOLDINGS LIMITED LIABILITY COMPANY

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

	March 31, 2002	March 31, 2001
	(unaudited)
Cash flow from operating activities:
Net income (loss)	$180,861	$(1,801,671)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,022,524	5,217,842
Cumulative effect of change in accounting principle, net of minority interest	—	16,150
Minority interest	(413,901)	(2,080,531)
Loss in investment in general partnership	1,226	3,059
Changes in operating assets and liabilities, net of acquisitions	(1,877,460)	91,641
Net cash provided by operating activities	2,913,250	1,446,490
Cash flow from investing activities:
Acquisition of communities and manufactured homes	(966,853)	(1,380,922)
Capital improvements and equipment purchases	(5,046,042)	(9,993,773)
Net cash used by investing activities	(6,012,895)	(11,374,695)
Cash flow from financing activities:
Proceeds from issuance of debt	—	26,898,995
Repayment of debt	(857,225)	(1,914,011)
Change in restricted cash	239,248	(4,000,000)
Decrease in loan reserves	440,771	450,345
Loan origination costs	(126,526)	(193,443)
Net cash provided by (used in) financing activities	(303,732)	21,241,886

Net increase (decrease) in cash	(3,403,377)	11,313,681
Cash and cash equivalents, beginning of period	13,992,628	17,208,784
Cash and cash equivalents, end of period	$10,589,251	$28,522,465

Non-cash transactions
Community acquisition financing	$—	$2,719,078

The accompanying notes are an integral part of these consolidated financial statements.

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Business

ARC Holdings Limited Liability Company and its subsidiaries (the "Company") are engaged in several facets of the manufactured housing industry including: acquiring and operating manufactured housing communities; selling manufactured homes; selling property-casualty insurance to cover manufactured homes; and engaging in other activities ancillary to any of the foregoing.

The Company was organized under the laws of the State of Colorado on March 31, 1995. According to the Company's limited liability company agreement (the "Agreement"), except as expressly required by law, a member has no liability in excess of: (i) its capital contributions, (ii) its share of any undistributed profits and assets of the Company, and (iii) its obligations to make other payments as expressly provided for in the Agreement. Pursuant to the terms of the Agreement, the latest date the Company will exist is March 31, 2025.

As of March 31, 2002, on a consolidated basis, the Company owned 107 communities consisting of 20,509 homesites in Alabama, Arkansas, Colorado, Florida, Idaho, Illinois, Iowa, Kansas, Missouri, New Mexico, North Carolina, Oklahoma, South Dakota, Tennessee, Texas, Utah and Wyoming. The Company also operates retail manufactured home sales centers in its own communities or on rented commercial lots in Colorado, Kansas, Nebraska, North Carolina and Wyoming.

We have prepared the accompanying interim financial statements in accordance with generally accepted accounting principles. In our opinion, the interim financial statements presented herein consisted only of adjustments of normal and recurring nature that are necessary to fairly present the interim financial statements. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. These financial statements should be read in conjunction with the December 31, 2001 financial statements included in this document.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities, and the reported amount of revenues and expenses during the reporting period. Ultimate actual results may, in some instances, differ from previously estimated amounts.

Consolidation

The consolidated financial statements include the accounts of ARC Holdings Limited Liability Company, its wholly-owned subsidiaries, MGP Private REIT, Inc. which wholly owns Affordable Residential Communities, L.L.C. (the "General Partner", or "ARC L.L.C."), ARC Dealership, Inc. ("Dealership") which wholly owns ARC Management Services, Inc. (the "Manager"), ARC Insurance Services, Inc. ("Insurance") and Windstar Aviation, Inc. ("Windstar"); as well as, Affordable Residential Communities, L.P. I ("LP I"), Affordable Residential Communities, L.P. II ("LP II"), and Affordable Residential Communities, L.P. III ("LP III") (collectively, the "Partnerships"), where ARC L.L.C. has the ability to exercise control as the sole general partner and managing member. All significant intercompany balances and transactions are eliminated.

Derivative Financial Instruments

The Company uses derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates. As required under the guidelines of Statement of Financial Accounting Standards ("SFAS") No. 133, all of the Company's derivative instruments are recorded in the

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

consolidated balance sheet at fair value. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive loss and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss associated with a cash flow hedge is reported in earnings immediately. The Company adopted SFAS 133 on January 1, 2001, resulting in a loss of $16,150 (net of minority interest) recorded as a cumulative effect of a change in accounting principle during the period March 31, 2001.

Interest Rate Caps

The Company manages its exposure to interest rate risk through the use of cash flow hedges. The ineffective portion of gains or losses associated with cash flow hedges are recognized in earnings immediately. For the periods ended March 31, 2002 and 2001, the Company recognized losses before allocation to minority interest of $-0-and $1,615,000, respectively, and losses after minority interest of $-0- and $16,150, respectively, for the ineffective portion of the hedge, recorded as a cumulative effect of a change in accounting principle.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, which addresses financial accounting and reporting for business combinations. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for under the purchase method initiated before but completed after June 30, 2001. All business combinations in the scope of this Statement are to be accounted for using one method – the purchase method. The adoption of SFAS No. 141 did not have a material impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective for fiscal years beginning after December 31, 2001, and applies to all goodwill and other intangibles recognized in the financial statements at that date. Under the provisions of this statement, goodwill will not be amortized, but will be tested for impairment on an annual basis. If the Company had adopted SFAS No. 142 on January 1, 2001, net loss for the three months ended March 31, 2001 would have been impacted as follows:

Reported net loss	$(1,801,671)
Add back goodwill amortization	304,998
Adjusted net loss	$(1,496,673)

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires the recognition of an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measures the impairment loss as the difference between the carrying amount and fair value of the asset. The Company reviewed its long-lived assets for impairment under this Statement and determined that no impairment existed at March 31, 2002.

2.    Acquisitions

No new communities were acquired by the Company during the period ended March 31, 2002.

During the period ended March 31, 2001, the Partnerships acquired the manufactured home community listed below from an unaffiliated third party. The acquisition has been accounted for utilizing the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition.

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The majority of the purchase price was allocated to the rental property.

Date	Community	Location	Sites
Mar-01	Village Park	Greensboro, NC	242

Consideration for the 2001 acquisitions was $1,380,922 in cash and $2,719,078 in assumption of debt.

Pro forma results of operations have not been presented as if the manufactured home community was purchased at the beginning of the year due to the immaterial nature of the acquisition.

3.    Notes Payable

The following describes the Company's notes payable:

	March 31,	December 31,
	2002	2001
LP I
Fixed rate first mortgage note, interest at 8.86%, due November 15, 2010, monthly principal and interest payments of $4,929	$356,248	$365,051
Fixed rate first mortgage note, interest at 8.00%, due February 1, 2006, monthly principal and interest payments of $13,607	1,536,125	1,546,504
Fixed rate first mortgage note, interest at 8.86%, due January 9, 2003, monthly principal and interest payments of $5,456 with a balloon payment of $429,674 in 2003	449,789	456,101
Fixed rate first mortgage note, interest at 8.00%, due April 17, 2011, monthly principal and interest payments of $13,379	1,035,128	1,060,388
Fixed rate first mortgage notes, interest at 8.90%, due December 31,2003, monthly interest payments of $37,083 with a balloon payment of $5,000,000 in 2003	5,000,000	5,000,000
Fixed rate first mortgage notes, interest at 7.15%, due May 1, 2028, monthly principal and interest payments of $45,928 with a balloon payment of $595,978 in 2028	6,548,254	6,566,054
LP II
Fixed rate first mortgage note, interest at 8.50%, due July 10, 2012, monthly principal and interest payments of $6,402, with a balloon payment of $516,314 in 2012	741,160	745,783
MEZII credit facility due December 1, 2002	20,000,000	20,000,000
SPEI I credit facility due December 1, 2002	59,862,279	59,862,279
Fixed rate first mortgage note, interest at 7.58%, due July, 2011, principal and interest payments of $41,535, with a balloon payment of $5,226,348 in 2011	5,862,647	5,875,960
LP III
ARC III credit facility due December 1, 2002	110,000,000	110,000,000
Fixed rate first mortgage note, interest at 8.59%,monthly principal and interest payments of $28,686 with a balloon payment of $3,289,083 due on December 1, 2006	3,526,873	3,537,073
Fixed rate first mortgage note, interest at 8.67%monthly principal and interest payments of $21,868,with a balloon payment of $446,721 due on February 11, 2027	2,694,782	2,701,858

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	March 31,	December 31,
	2002	2001
Retail Home Sales
Deutsche Financial Services floor plan line of credit	8,876,438	6,794,241
Conseco floor plan line of credit	4,706,967	7,301,699
Promissory note of $3,360,075 due June 27, 2004, monthly principal payments of $74,668, plus accrued interest	2,011,070	2,236,070
Windstar
Term loan of $1,440,000; interest at 8.67%, due September 2005, monthly principal and interest payments of $14,356 with a balloon payment of $992,826 due in 2005	1,246,794	1,262,718
	$234,454,554	$235,311,779

MEZZII and SPEI I

On November 12, 1999, a wholly owned subsidiary of LP II, ARC MEZZII, L.L.C. ("MEZZII"), through a wholly owned subsidiary, ARC SPEI I ("SPEI I"), entered into a credit agreement to provide up to $80 million (the "Credit Facility"). The initial proceeds from the Credit Facility ($56,012,668) were used to refinance $28,928,745 of existing debt and for general corporate purposes, including acquisitions of additional communities.

On July 31, 2000 the Company amended the Credit Facility and established a new loan (the "Mezzanine Loan"). The proceeds of $20 million from the Mezzanine Loan were used to reduce the amount outstanding under the Credit Facility. The amendment to the Credit Facility, among other things, confirmed that the Credit Facility has been fully funded, eliminated the minimum debt service coverage requirement and established a supplemental reserve of $4 million, which is included in restricted cash at December 31, 2001. The terms of the Mezzanine Loan are substantially the same as the Credit Facility. The Credit Facility and the Mezzanine Loan are fully funded at March 31, 2002 and December 31, 2001, with outstanding balances of approximately $60 million and $20 million, respectively. The Company is required to make monthly interest payments on the Credit Facility at a rate equal to 30-day LIBOR plus 2.167% and on the Mezzanine Loan at a rate equal to 30-day LIBOR plus 6.50%. The effective interest rate for the Credit Facility and the Mezzanine Loan with a total principal balance of $80 million is LIBOR plus 3.25% (5.13% and 8.33% at March 31, 2002 and 2001 respectively).

In 2000, pursuant to the terms of the Credit Facility and the Mezzanine Loan, the Company entered into an interest rate cap agreement that limits the applicable rate to a maximum of 10.02%. The interest rate cap agreement expires with the credit facility on December 1, 2002. The Company paid $1,450,000 for the purchase of the interest rate cap agreement.

Pursuant to the terms of the Credit Facility, the Company established reserve accounts for property tax and insurance premiums and a reserve based on estimated home site maintenance costs. In addition, a capital expenditures reserve account was established at the time of each funding for anticipated capital expenditures and is drawn upon as improvements are made.

The Credit Facility governs, in the case of an event of default, cash availability from the Company's communities as it is collateralized by first mortgages on the Company's properties. Payment of the Mezzanine Loan is secured by the Company's ownership interest in SPEI I. Both loans mature on December 1, 2002.

The Credit facility is collateralized by first mortgages on SPEI I communities. Payment of the Mezzanine Loan is secured by MEZZII's ownership interest in SPEI I.

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

ARC III

On November 12, 1999, a wholly owned subsidiary of LP III, ARC III, L.L.C. ("ARC III"), entered into a $150 million credit facility (the "ARC III Credit Facility"). The initial proceeds from the ARC III Credit Facility ($59,401,005) were used (i) to refinance $50,000,000 of existing debt and (ii) for general corporate purposes, including acquisitions of additional communities. At March 31, 2002 and December 31, 2001 $110,000,000 was advanced against the ARC III Credit Facility. The terms of the ARC III Credit Facility allow ARC III to finance up to 70% of the purchase price and related costs of qualifying communities. ARC III is required to make monthly interest payments at a rate equal to 30-day LIBOR plus 3.15% (5.03% and 8.23% at March 31, 2002 and 2001, respectively).

In 2000, pursuant to the terms of the ARC III Credit Facility, ARC III entered into an interest rate cap agreement that limits the applicable rate to a maximum of 10.02%. The interest rate cap agreement expires with the ARC III Credit Facility on December 1, 2002. ARC III paid $1,177,080 for the interest rate cap agreement.

The ARC III Credit Facility contains financial covenants which require, among other things, minimum debt service coverage. The ARC III Credit Facility also governs, in the case of an event of default, cash availability from ARC III's communities. At March 31, 2002, ARC III was in compliance with all covenants contained in the ARC III Credit Facility.

On February 2, 2001, ARC III amended the ARC III Credit Facility to eliminate the minimum debt service coverage requirement, establish a $4 million supplemental cash reserve, eliminate any additional fundings and reduce the interest rate to LIBOR plus 3.15% (5.03% and 8.23% at March 31, 2002 and 2001, respectively). The amended ARC III Credit Facility matures on December 31, 2003.

Pursuant to the terms of the ARC III Credit Facility, ARC III established reserve accounts for property tax and insurance premiums and a reserve based on estimated home site maintenance costs. In addition, a capital expenditures reserve account is established at the time of each funding for anticipated capital expenditures and is drawn upon as improvements are made.

The ARC III Credit Facility is collateralized by first mortgages on ARC III properties.

Retail Home Sales Floor Plan Lines of Credit

The GE Financial Services (formerly Deutsche Financial Services) floor plan line of credit (the "GE" line) is $10,000,000 with interest payments due monthly. The interest rate is dependent on the housing manufacturer and ranges from prime plus 40 basis points to prime plus 95 basis points (5.15% to 5.70% at March 31, 2002 and 8.32% March 31, 2001). The GE line is collateralized by certain homes in inventory. In March 2002, GE announced that it would no longer be taking pending orders, thereby eliminating the Company's ability to finance subsequent inventory purchases under the line of credit. The outstanding balance of the GE line at March 31, 2002 was $8,876,438.

Curtailment payments on the GE line to reduce the outstanding principal balance are required for unsold homes, beginning on the 361st day, with the interest rate associated with these homes increasing to prime plus 1.5%. The required payment is 3% of the original invoice for each home for each curtailment month.

The Conseco floor plan line of credit (the "Conseco" line) is $12,000,000 with interest payments due monthly at the greater of the Prime rate or 6.0% (4.75% and 8.32% at March 31, 2002 and 2001, respectively). The Conseco Line is collateralized by certain homes in inventory. The outstanding balance of the Conseco Line at March 31, 2002 was $4,706,967.

Curtailment payments on the Conseco line to reduce the outstanding principal balance are required for unsold homes, generally beginning on the thirteenth billing period, depending on the type of home being financed, with the interest rate associated with these homes increasing to prime plus 3%. The required payment is generally 3% of the original invoice for each home for the first curtailment month and 2% per month thereafter.

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Amounts under both the GE line and the Conseco line are due and payable upon the sale of the related manufactured homes and are guaranteed by the Company. The lines have no termination date; however, the right to future borrowings may be terminated by either party with 30 days written notice.

Retail Home Sales Note Payable

On July 2, 1999 the retail home sales subsidiary obtained a $2,900,000 promissory note ("Promissory Note"). The proceeds of the note were used to refinance certain outstanding debt at July 2, 1999. On April 27, 2000, and October 13, 2000, the retail home sales subsidiary amended its Promissory Note in order to obtain additional financing. The principal balance outstanding was increased to $3,360,075. The additional proceeds were used to finance acquisitions of dealerships and purchase computer equipment and related software.

The Promissory Note bears interest at the Prime rate, requires monthly principal payments of $74,668, plus accrued interest, and matures on June 27, 2004. The Prime rate on March 31, 2002 and 2001 was 4.75% and 8.0%, respectively. As of March 31, 2002 the outstanding balance of the Promissory Note was $2,011,070.

The Promissory Note contains covenants which require, among other things, a net worth (total stockholder's equity plus accounts payable to affiliates) of at least $10 million. Amounts due to parent and/or affiliates are subordinated to the bank. The Parent and its subsidiaries will maintain an aggregate balance of deposits of $3,000,000 at the bank providing the financing, and EBITDA will be no less than two times the debt service calculated on a quarterly basis. As of December 31, 2001, the retail home sales subsidiary was in violation of its EBITDA covenant, but received a one-year waiver of this violation. At March 31, 2002, the retail home sales subsidiary was covered by this waiver. The Promissory Note is collateralized by accounts receivable, general intangibles, equipment and fixtures of the retail home sales subsidiary and is guaranteed by the Parent.

The principal balance of the notes payable appearing on the consolidated balance sheet approximates the fair value of such notes.

4.    Member's Capital

In May 2000, the Company granted a 5% equity participation interest to ARC Management, LLC, an affiliate. ARC Management, LLC then granted membership interests to certain members of Management of the Company. The equity participation interest entitles ARC Management, LLC, and thereby certain members of management of the Company, to share in the equity of the Company after the other members of the Company receive distributions as set forth in the Company's Operating Agreement. Based on management's best estimate of the value of this equity interest at the date of grant, no compensation expense was recorded related to this grant. ARC Management, LLC granted additional membership interests to certain members of Management in 2001. No compensation expense was recorded related to this grant. There were no additional grants during the three months ended March 31, 2002.

ARC HOLDINGS LIMITED LIABILITY COMPANY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

5.    Property, Retail Home Sales, Finance and Insurance Operations Expense

During the three months ended March 31, 2002 and 2001, the Company incurred property, retail home sales, finance and insurance operations expenses as follows:

	March 31,
	2002	2001
Salaries and benefits	$2,492,647	$2,622,213
Utilities	1,978,906	1,995,122
Repairs and maintenance	969,851	760,065
Advertising	226,891	280,312
Bad debt expense	106,116	93,492
Other property and retail home sales operating expenses	1,622,512	1,316,404
	$7,396,923	$7,067,608

6.    General and Administrative Expense

During the three months ended March 31, 2002 and 2001, the Company incurred general and administrative expenses as follows:

	March 31,
	2002	2001
Salaries and benefits	$882,189	$1,323,282
Travel	107,533	199,419
Professional services	196,419	423,591
Rent	275,967	172,014
Other administrative expenses	273,061	604,768
	$1,735,169	$2,723.074

7.    Subsequent Event

Subsequent to December 31, 2001, the Company proposed a consolidation and reorganization of its subsidiaries with an entity known as Affordable Residential Communities IV, LP (the "ARC Operating Partnership"), a self-managed umbrella partnership real estate investment trust whose sole general partner would be ARC IV REIT, Inc. ("ARC IV REIT"), pursuant to which the Company would have the right to receive shares of ARC IV REIT.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Affordable Residential Communities Inc.

We have audited the accompanying summary of revenues and certain direct operating expenses of properties acquired from Hometown America LLC (the Properties) for the year ended December 31, 2002. The combined statement is the responsibility of the owners of these properties. Our responsibility is to express an opinion on this combined statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement. An audit also includes assessing the accounting principles used and significant estimates made by the owners, as well as evaluating the overall presentation of the combined statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying summary of revenues and certain direct operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-11 of Affordable Residential Communities Inc., as described in Note 2, and is not intended to be a complete presentation of the Properties' revenues and expenses.

In our opinion, the combined statement of revenue and certain direct operating expenses referred to above presents fairly, in all material respects, the revenues and direct operating expenses described in Note 2 of the Properties for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ PRICEWATERHOUSECOOPERS LLP

Denver, Colorado
October 14, 2003

PROPERTIES ACQUIRED FROM HOMETOWN AMERICA LLC
SUMMARY OF REVENUES AND CERTAIN DIRECT OPERATING EXPENSES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND
THE YEAR ENDED DECEMBER 31, 2002
(dollars in thousands)

	For the nine months ended September 30, 2003	For the year year ended December 31, 2002
	(unaudited)
Revenue
Rental income	$52,706	$70,500
Utility and other income	5,717	7,571
Total revenue	58,423	78,071

Expenses
Property operations	21,450	28,966
Real estate taxes	3,933	5,135
Total expenses	25,383	34,101

Excess of revenues over certain direct operating expenses	$33,040	$43,970

The accompanying notes are an integral part of these combined financial statements.

PROPERTIES ACQUIRED FROM HOMETOWN AMERICA LLC

NOTES TO SUMMARY OF REVENUES AND CERTAIN DIRECT OPERATING EXPENSES

1.    Business:

The Summary of Revenues and Certain Direct Operating Expenses includes the operations of the Hometown Properties, which consist of 90 individual communities comprising 26,406 homesites. The properties are located in the states of Alabama, California, Florida, Georgia, Iowa, Illinois, Indiana, Kansas, Louisiana, Michigan, Missouri, North Carolina, North Dakota, New Mexico, New York, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and Wyoming.

On October 14, 2003, Affordable Residential Communities L.P., or the operating partnership, entered into an agreement with Hometown America, L.L.C., or Hometown, to acquire 90 manufactured home communities with 26,406 homesites, or the Hometown communities, for a purchase price of $478.5 million, plus the assumption of approximately $86.1 million in mortgage debt encumbering 22 of these communities. Pursuant to the agreement with Hometown, the operating partnership also agreed to acquire related community assets comprised of rental homes, for-sale home inventory and consumer loans, as well as a secured note receivable, for a total purchase price of approximately $23.0 million. The operating partnership also agreed to pay Hometown an additional $7.5 million fee if Affordable Residential Communities Inc. completes an initial public offering of its common stock on or before the later of March 31, 2004 and the thirtieth day after the operating partnership completes the Hometown acquisition. The operating partnership expects to incur approximately $8.1 million in fees and transaction costs in connection with completing the Hometown acquisition.

2.    Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying Summary of Revenues and Certain Direct Operating Expenses has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and, accordingly, is not representative of the actual results of operations of the properties for the nine months ended September 30, 2003 and for the year ended December 31, 2002 due to the exclusion of the following expenses, which may not be comparable to the proposed future operations of the properties:

•	Depreciation and amortization
•	Management fees
•	Other costs not directly related to the proposed future operations of the properties
•	Interest expense
•	General and administrative costs not directly related to the properties

Interim Unaudited Financial Information

The accompanying interim unaudited Summary of Revenues and Certain Direct Operating Expenses for the nine months ended September 30, 2003 has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and was prepared on the same basis as the Summary of Revenues and Certain Direct Operating Expenses for year ended December 31, 2002. In the opinion of the owners, all material adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for this interim period have been made. The excess of revenues over certain direct operating expenses for such interim period is not necessarily indicative of the excess of revenues over certain direct operating expenses for the full year.

Revenue Recognition

Rental income attributable to residential leases is recorded when earned from tenants.

Estimates

The preparation of the financial statement requires the owners to make estimates and assumptions. Actual results could differ from the estimates included in the financial statement.

SCHEDULE III

AFFORDABLE RESIDENTIAL COMMUNITIES INC.
REAL ESTATE AND RELATED DEPRECIATION
AS OF DECEMBER 31, 2002

(dollars in thousands)
			Initial Costs		Costs capitalized Subsequent to acquisition		Gross amounts at which carried At close of period
Community Name	Location	Encumbrances	Land	Buildings and improvements	Land	Buildings and improvements	Land	Buildings and improvements	Total	Accumulated Depreciation	Date of Acquisition
Aledo	Aledo, TX	$2,303	$390	$2,210		$561	$390	$2,771	$3,161	$392	Oct-99
Amber Village	Dallas, TX	2,576	600	2,923		562	600	3,485	4,085	48	Jul-02
Americana #1 & #2	Hemet, CA	5,328	900	4,424		61	900	4,485	5,385	44	Jul-02
Arbor Lake	Grinnell, IA	374	69	392		149	69	541	610	9	Apr-02
Audora	Wichita, KS	203	73	775		10	73	785	858	22	May-02
Belaire Estates	Pocatello, ID	1,719	566	3,687		-	566	3,687	4,253	89	May-02
Berryhill Acres	Charlotte, NC		335	2,010		-	335	2,010	2,345	6	Dec-02
Berryhill Commons	Charlotte, NC		448	2,642		-	448	2,642	3,090	7	Dec-02
Birch Meadows	Saratoga Springs, NY	1,056	206	1,159		141	206	1,300	1,506	44	Feb-02
Blue Bonnet	Temple, TX	1,219	204	1,185		1,124	204	2,309	2,513	128	Jul-01
Blue Valley	Manhattan, KS	415	84	496		2,388	84	2,884	2,968	254	May-99
Brittany Place	Topeka, KS	875	243	1,449		5	243	1,454	1,697	35	May-02
Brookside	West Jordan, UT	3,207	795	4,505		319	795	4,824	5,619	226	Nov-01
Burntwood Court	Oklahoma City, OK	5,292	1,509	5,185		116	1,509	5,301	6,810	107	May-02
Bush Ranch	House Springs, MO	765	101	601		42	101	643	744	85	Jan-00
Camelot	North Salt Lake, UT	7,647	1,900	10,957		630	1,900	11,587	13,487	1,216	Aug-00
Carriage Court Central	Orlando, FL	2,121	420	2,142		8	420	2,150	2,570	42	May-02
Carriage Court East	Orlando, FL	2,179	444	2,318		3	444	2,321	2,765	47	May-02
Castle Acres	O'Fallon, IL	2,377	450	2,654		248	450	2,902	3,352	450	Oct-99
Cedar Creek	Huntsville, AL	386	152	1,276		78	152	1,354	1,506	48	May-02
Cedar Creek	Salina, KS	756	223	2,754		42	223	2,796	3,019	91	May-02
Chalet City	Crowley, TX	3,826	808	4,573		137	808	4,710	5,518	100	May-02
Chalet North	Apopka, FL	5,804	1,275	7,044		1,116	1,275	8,160	9,435	302	Dec-01
Cimmaron Village	Cheyenne, WY	2,129	431	3,075		14	431	3,089	3,520	79	May-02
Cloverleaf Village	Moline, IL	4,743	789	4,596		41	789	4,637	5,426	89	May-02
College Park	Orlando, FL	2,252	397	2,061		3	397	2,064	2,461	38	May-02
Colonial Gardens	Manhattan, KS	3,758	938	6,132		151	938	6,283	7,221	149	May-02
Commerce Heights	Commerce City, CO	947	195	1,160		16	195	1,176	1,371	25	May-02
Connelly Village	Connelly, NY		426	2,445		-	426	2,445	2,871	20	Sep-02
Connie Jean	Jacksonville, FL	569	98	577		284	98	861	959	98	May-00
Cottonwood Grove	Plano, TX	2,931	741	5,340		77	741	5,417	6,158	171	May-02
Country Club Crossing	Altoona, IA	2,505	473	2,687		1,815	473	4,502	4,975	694	Jan-99
Country Club Manor	Imperial, MO	3,950	693	4,049		1,026	693	5,075	5,768	735	Sep-99
Country Club Mobile Estates	Salt Lake City, UT	6,532	1,654	9,404		1,009	1,654	10,413	12,067	1,074	Aug-00
Country Village	Aberdeen, SD	898	277	2,184		52	277	2,236	2,513	57	May-02
Countryside	Greeley, CO	3,956	600	3,418		526	600	3,944	4,544	714	Mar-99
Countryside	Stillwater, OK	1,002	191	2,010		44	191	2,054	2,245	47	May-02
Countryside Estates	Hays, KS	1,199	467	3,358		54	467	3,412	3,879	93	May-02
Countryside Village	Columbia, TN	3,890	1,089	7,165		48	1,089	7,213	8,302	156	May-02
Cowboy	Pocatello, ID	2,548	587	3,520		91	587	3,611	4,198	85	May-02
Creekside	Seagoville, TX	4,179	908	4,729		63	908	4,792	5,700	100	May-02
Creekside Estates	Seagoville, TX	1,542	242	1,361		5	242	1,366	1,608	29	May-02
Creekside Terrace	Gastonia, NC		164	716		2	164	718	882	(0)	Dec-02
Crescentwood Village	Sandy, UT	5,147	1,255	7,192		276	1,255	7,468	8,723	788	Aug-00
Cypress Shores	Winter Haven, FL	3,075	660	3,950		1	660	3,951	4,611	33	Sep-02
Deerhurst	Wendell, NC	2,696	525	2,997		950	525	3,947	4,472	415	Sep-00
Deerpointe	Jacksonville, FL	2,199	391	2,233		1,556	391	3,789	4,180	575	Feb-99
Denton Falls	Denton, TX	3,700	680	4,650		11	680	4,661	5,341	97	May-02
Dynamic	De Soto, TX	2,855	518	2,737		4	518	2,741	3,259	46	May-02
Dynamic II	Desoto, TX	1,916	375	2,235		303	375	2,538	2,913	141	Jul-01
Eagle Ridge	Lewisville, TX	4,769	765	4,404		3	765	4,407	5,172	87	May-02
Eastern Villa	Stillwater, OK	1,128	294	1,914		56	294	1,970	2,264	58	May-02
Eastview	Gillette, WY	3,199	507	3,597		55	507	3,652	4,159	93	May-02
Easy Living	Lawrence, KS	3,634	702	4,198		1,561	702	5,759	6,461	1,010	Mar-99
El Caudillo	Wichita, KS	744	179	1,241		12	179	1,253	1,432	18	May-02
El Dorado	Sherman, TX	862	148	1,109		70	148	1,179	1,327	26	May-02
El Lago	Fort Worth, TX	1,882	409	1,934		30	409	1,964	2,373	41	May-02
El Lago II	Fort Worth, TX	869	201	1,130		22	201	1,152	1,353	26	May-02

III-1

(dollars in thousands)
			Initial Costs		Costs capitalized Subsequent to acquisition		Gross amounts at which carried At close of period
Community Name	Location	Encumbrances	Land	Buildings and improvements	Land	Buildings and improvements	Land	Buildings and improvements	Total	Accumulated Depreciation	Date of Acquisition
Enchanted Village	Alton, IL	5,263	1,275	7,460		3,084	1,275	10,544	11,819	1,495	Aug-99
Englewood Village	Cheyenne, WY	1,152	195	1,042		-	195	1,042	1,237	15	May-02
Evergreen Village	Sioux City, IA	4,719	1,439	9,075		140	1,439	9,215	10,654	257	May-02
Ewing Trace	Des Moines, IA	1,852	630	3,582		22	630	3,604	4,234	625	Apr-99
Forest Park	Queensbury, NY	3,045	590	3,314		406	590	3,720	4,310	128	Feb-02
Fox Run	Portland, OR	3,097	754	4,279		1,009	754	5,288	6,042	487	Nov-00
Gallant Estates	Greensboro, NC	847	158	925		289	158	1,214	1,372	68	Aug-01
Glen Acres	Wichita, KS	1,297	492	2,391		4	492	2,395	2,887	48	May-02
Glenview	Oklahoma City, OK	316	80	865		48	80	913	993	29	May-02
Golden Rule	Oklahoma City, OK	1,488	340	3,422		81	340	3,503	3,843	104	May-02
Golden Triangle	Coppell, TX	3,772	525	3,074		313	525	3,387	3,912	473	Jan-00
Grand Meadows	Longmont, CO	2,839	555	3,149		23	555	3,172	3,727	-	Sep-02
Grand Oasis	Moab, UT	2,070	762	5,322		79	762	5,401	6,163	110	May-02
Green Cove	Huntsville, AL	1,050	226	1,546		-	226	1,546	1,772	43	May-02
Green Spring Valley	Raleigh, NC	7,247	750	4,261		1,024	750	5,285	6,035	875	Jun-99
Green Valley Village	Casper, WY	713	162	2,062		26	162	2,088	2,250	39	May-02
Hampton Acres	Desoto, TX	1,812	335	1,966		728	335	2,694	3,029	40	Jun-02
Harmony Road	Fort Collins, CO	13,895	2,738	15,518		2,364	2,738	17,882	20,620	3,368	Nov-98
Harper Woods	Lawrence, KS	1,709	375	2,234		1,314	375	3,548	3,923	606	Mar-99
Havenwood	Pompano Beach, FL	2,407	443	2,535		304	443	2,839	3,282	144	May-01
Hidden Acres	Arnold, MO	445	60	342		82	60	424	484	56	Apr-00
Hidden Hills	Casper, WY	1,300	221	1,973		16	221	1,989	2,210	33	May-02
Hidden Oaks	Fort Worth, TX	832	157	890		1,023	157	1,913	2,070	268	Jul-99
Highland Acres	Lewisville, TX	4,868	856	4,946		5	856	4,951	5,807	103	May-02
Highview	Gillette, WY	1,597	373	1,882		6	373	1,888	2,261	32	May-02
Inspiration Valley	Arvada, CO	4,529	589	3,337		845	589	4,182	4,771	766	Nov-98
Kimberly at Creekside	Seagoville, TX	1,291	325	1,939		4	325	1,943	2,268	44	May-02
La Del Manor	Goddard, KS	479	213	1,454		29	213	1,483	1,696	31	May-02
Lakeside of the Palm Beaches	West Palm Beach, FL	4,202	1,262	8,653		141	1,262	8,794	10,056	258	May-02
Lakeview	American Falls, ID	479	171	1,176		6	171	1,182	1,353	31	May-02
Lakeview Estates	Layton, UT	4,591	963	5,342		525	963	5,867	6,830	278	Oct-01
Lakewood Estates	Royse City, TX	1,752	640	5,683		163	640	5,846	6,486	141	May-02
Lido Estates	Lancaster, CA	1,182	398	2,257		1,618	398	3,875	4,273	252	May-01
Loveland	Loveland, CO	2,002	661	3,038		10	661	3,048	3,709	37	May-02
Magnolia Circle	Jacksonville, FL	1,255	123	706		1,035	123	1,741	1,864	301	May-99
Meadowbrook	Pueblo, CO	3,971	942	8,433		205	942	8,638	9,580	173	May-02
Meadowood	Topeka, KS	2,242	762	4,628		49	762	4,677	5,439	97	May-02
Meridian Sooner	Oklahoma City, OK	1,104	262	1,492		2,173	262	3,665	3,927	332	Aug-00
Meridian Terrace	San Bernardino, CA	4,676	1,012	5,747		1,258	1,012	7,005	8,017	490	May-01
Merrimac Manor	Huntsville, AL	217	147	3,252		251	147	3,503	3,650	148	May-02
Mesquite Greens	Dallas, TX	1,791	352	1,697		10	352	1,707	2,059	32	May-02
Mesquite Meadows	Dallas, TX	3,271	443	2,819		66	443	2,885	3,328	58	May-02
Mesquite Ridge	Dallas, TX	2,324	387	2,013		17	387	2,030	2,417	27	May-02
Mission Estates	El Paso, TX	2,969	795	4,549		988	795	5,537	6,332	306	Aug-01
Misty Hollow	Midwest City, OK	284	97	883		16	97	899	996	27	May-02
Mountainside Estates	Golden, CO	8,078	1,120	6,351		1,013	1,120	7,364	8,484	1,380	Nov-98
Mulberry Heights	Fort Worth, TX	685	105	625		727	105	1,352	1,457	174	Oct-99
Nationwide Village	Hays, KS	128	108	612		165	108	777	885	123	Jun-99
Navajo Lake Estates	Wichita, KS	2,136	468	3,018		13	468	3,031	3,499	64	May-02
New Twin Lakes	Bloomingburg, NY	4,874	898	4,913		779	898	5,692	6,590	327	Jul-01
Northbrook Villas	Montrose, CO	3,298	1,151	7,002		15	1,151	7,017	8,168	175	May-02
Northern Hills	Springdale, AR	2,336	520	3,294		38	520	3,332	3,852	51	May-02
Northland	Kansas City, MO	5,335	720	4,077		735	720	4,812	5,532	732	Sep-99
Oak Glen	Fayetteville, AR	1,142	241	1,474		21	241	1,495	1,736	38	May-02
Oak Grove	Godfrey, IL	672	129	759		648	129	1,407	1,536	201	Sep-99
Oak Park Village	Gainesville, FL	4,561	406	1,188		67	406	1,255	1,661	17	May-02
Oak Park Village	Coppell, TX	2,610	971	5,319		3	971	5,322	6,293	110	May-02
Oakridge	Stillwater, OK	848	333	1,828		18	333	1,846	2,179	36	May-02
Oasis	Pueblo, CO	3,887	907	5,142		590	907	5,732	6,639	1,090	Nov-98
Ortega Village	Jacksonville, FL	2,917	486	2,416		2,957	486	5,373	5,859	693	Jun-99
Overholser Village	Oklahoma City, OK	1,253	446	2,779		22	446	2,801	3,247	69	May-02
Park Avenue Estates	Haysville, KS	534	180	1,021		1,157	180	2,178	2,358	232	Feb-00
Park D'Antoine	Ganservoort, NY	303	58	332		28	58	360	418	13	Feb-02
Park Plaza	Gillette, WY	1,056	169	964		200	169	1,164	1,333	83	Apr-01
Parkview Estates	San Jacinto, CA	2,125	600	3,419		2,026	600	5,445	6,045	325	May-01

III-2

(dollars in thousands)
			Initial Costs		Costs capitalized Subsequent to acquisition		Gross amounts at which carried At close of period
Community Name	Location	Encumbrances	Land	Buildings and improvements	Land	Buildings and improvements	Land	Buildings and improvements	Total	Accumulated Depreciation	Date of Acquisition
Pecan Grove	Schertz, TX	1,717	600	3,604		17	600	3,621	4,221	79	May-02
Picture Ranch	Clifton,CO	1,663	479	2,613		8	479	2,621	3,100	50	May-02
Pine Hills	Lawrence, KS	1,327	204	1,641		7	204	1,648	1,852	45	May-02
Placid	Converse, TX	2,885	613	3,048		28	613	3,076	3,689	49	May-02
Plainview	Casper, WY	324	85	485		1,131	85	1,616	1,701	146	Nov-00
Pleasant Grove	Fort Collins, CO	2,716	582	3,237		11	582	3,248	3,830	64	May-02
Pleasant Grove	Raleigh, NC	1,040	191	1,094		78	191	1,172	1,363	18	Jul-02
Portside	Jacksonville, FL	18,733	5,487	30,607		110	5,487	30,717	36,204	594	May-02
Prairie Village	Salina, KS	1,997	448	2,132		8	448	2,140	2,588	8	May-02
Quail Run	Hutchins, TX	2,187	430	2,164		1,540	430	3,704	4,134	176	Jul-01
Rambling Oaks	Huntsville, AL	492	74	911		41	74	952	1,026	32	May-02
Redwood Village	West Valley, UT	698	158	905		102	158	1,007	1,165	105	Aug-00
Ridgewood Estates	Topeka, KS	3,138	1,041	5,224		49	1,041	5,273	6,314	103	May-02
River Oaks	Kansas City, KS	3,495	1,179	7,357		100	1,179	7,457	8,636	221	May-02
Riverchase	Manhattan, KS	1,101	403	3,070		16	403	3,086	3,489	86	May-02
Riverdale	Ogden, UT	3,696	1,027	5,850		576	1,027	6,426	7,453	643	Sep-00
Riverside	Lawrence, KS	1,208	268	1,649		6	268	1,655	1,923	43	May-02
Riverside	West Valley, UT	3,637	690	3,900		2,499	690	6,399	7,089	101	May-02
Rockview Heights	Arnold, MO	819	209	1,246		1,284	209	2,530	2,739	433	Mar-99
Rolling Hills	Dallas, TX	3,256	382	1,887		12	382	1,899	2,281	37	May-02
Rose Country Estates	Tyler, TX	458	163	1,804		106	163	1,910	2,073	44	May-02
Rose Mobile Garden MHP	Denver, CO	3,877	440	2,497		650	440	3,147	3,587	585	Nov-98
Seamist	Corpus Christi, TX	724	180	1,021		2,124	180	3,145	3,325	346	Mar-00
Seascape	Corpus Christi, TX	1,668	525	3,641		97	525	3,738	4,263	98	May-02
Shadow Mountain	Sherman, TX	1,211	369	2,404		15	369	2,419	2,788	277	May-02
Shady Creek	Seagoville, TX	1,240	241	1,504		28	241	1,532	1,773	39	May-02
Shady Lane	Commerce City, CO	1,215	157	893		219	157	1,112	1,269	176	Mar-99
Shawnee Hills	Topeka, KS	75	120	712		1,630	120	2,342	2,462	207	Aug-00
Sheridan	Arvada, CO	3,433	465	2,639		387	465	3,026	3,491	573	Nov-98
Sherwood Acres	Wichita, KS	686	414	2,688		17	414	2,705	3,119	64	May-02
Shiloh Pines	Tyler, TX	2,284	738	4,616		238	738	4,854	5,592	78	May-02
Siesta Lago	Kissimmee, FL	9,867	2,025	10,835		883	2,025	11,718	13,743	460	Dec-01
Siesta Manor	Fenton, MO	2,158	487	2,764		1,273	487	4,037	4,524	208	Aug-99
Siouxland Estates	S. Sioux City, NE	4,025	425	2,407		1,444	425	3,851	4,276	605	Mar-99
Sleepy Hollow	Wichita, KS	490	120	684		1,188	120	1,872	1,992	255	Apr-99
Southfork	Denton, TX	4,401	912	7,108		142	912	7,250	8,162	123	May-02
Southridge Estates	Des Moines, IA	3,771	810	4,286		185	810	4,471	5,281	70	Jul-02
Spring Valley	Spring Valley, NY	3,002	639	3,640		426	639	4,066	4,705	235	Jul-01
Springdale Lake Estates	Belton, MO	7,062	1,218	7,301		100	1,218	7,401	8,619	141	May-02
Stoneybrook	Greeley, CO	9,946	2,151	12,190		2,893	2,151	15,083	17,234	3,216	Nov-98
Stonybrook North	Raleigh, NC	3,035	958	5,183		80	958	5,263	6,221	115	May-02
Summit Oaks	Fort Worth, TX	3,639	1,052	6,166		19	1,052	6,185	7,237	131	May-02
Sundown	Clearfield, UT	3,689	762	4,315		728	762	5,043	5,805	191	Jan-02
Sunrise Terrace	Newton, IA	2,289	375	2,099		1,033	375	3,132	3,507	492	Sep-99
Sunset	Farmington, NM	516	234	1,402		62	234	1,464	1,698	24	May-02
Sunset 77	Douglass, KS	225	99	805		-	99	805	904	18	May-02
Sunset Country	Pueblo, CO	3,927	988	5,604		1,255	988	6,859	7,847	1,261	Nov-98
Sunset Village	Gainsville, TX	948	223	1,634		51	223	1,685	1,908	44	May-02
Sunshine City	Plantation, FL	8,512	2,271	12,164		248	2,271	12,412	14,683	259	May-02
Sunswept	Fenton, MO	1,489	315	1,852		707	315	2,559	2,874	296	Feb-00
Sycamore Square	Wichita, KS	122	65	374		4	65	378	443	8	May-02
Tallview Terrace	Sioux City, IA	2,113	422	2,384		853	422	3,237	3,659	575	Mar-99
Tanglewood	Huntsville, TX	2,310	659	4,676		93	659	4,769	5,428	119	May-02
Terrace	Casper, WY	1,121	165	1,200		4	165	1,204	1,369	22	May-02
Terrace II	Casper, WY	314	94	535		860	94	1,395	1,489	93	May-01
Terrell Crossing	Terrell, TX	2,166	330	1,936		1,236	330	3,172	3,502	31	Jul-02
The Meadows	Aurora, CO	9,016	1,800	10,192		855	1,800	11,047	12,847	1,718	Jun-99
The Township at Clifton	Wichita, KS	5,827	1,408	9,921		244	1,408	10,165	11,573	223	May-02
The Vineyards	Clifton,CO	1,264	296	1,720		565	296	2,285	2,581	298	Feb-00
The Woodlands	Wichita, KS	2,916	732	4,389		48	732	4,437	5,169	99	May-02
Thornton Estates	Denver, CO	7,111	1,012	5,739		640	1,012	6,379	7,391	1,234	Nov-98
Timberland	Choctaw, OK	1,137	270	2,386		74	270	2,460	2,730	57	May-02
Twin Oaks Estates	Wichita, KS	4,241	794	5,643		120	794	5,763	6,557	165	May-02

III-3

(dollars in thousands)
			Initial Costs		Costs capitalized Subsequent to acquisition		Gross amounts at which carried At close of period
Community Name	Location	Encumbrances	Land	Buildings and improvements	Land	Buildings and improvements	Land	Buildings and improvements	Total		Accumulated Depreciation	Date of Acquisition
Valley Verde	Las Cruces, NM	2,456	510	2,536		391	510	2,927	3,437		63	Apr-02
Viking Villa	Ogden, UT	3,756	775	4,180		331	775	4,511	5,286		225	Oct-01
Villa West	Greeley, CO	8,854	1,876	10,638		1,080	1,876	11,718	13,594		2,225	Nov-98
Villa West	West Jordan, UT	3,682	844	4,803		358	844	5,161	6,005		535	Aug-00
Village North	Lewisville, TX	7,055	1,193	6,155		16	1,193	6,171	7,364		93	May-02
Village Park	Greensboro, NC	2,676	856	4,644		360	856	5,004	5,860		127	May-02
Vogel Manor	Arnold, MO	1,052	144	823		156	144	979	1,123		172	May-99
Washington Mobile Estates	Ogden, UT	2,932	676	3,848		372	676	4,220	4,896		437	Aug-00
Washingtonville	Washingtonville, NY	1,438	292	1,668		45	292	1,713	2,005		103	Jul-01
West Cloud Commons	Salina, KS	1,068	275	2,161		-	275	2,161	2,436		65	May-02
Western Hills	Davie, FL	7,817	1,489	8,499		3,852	1,489	12,351	13,840		808	May-01
Western Park	Fayetteville, AR	1,635	247	1,408		367	247	1,775	2,022		280	Jul-99
Westlake	Oklahoma City, OK	2,951	836	5,499		154	836	5,653	6,489		121	May-02
Westmoor	Oklahoma City, OK	2,296	498	5,400		165	498	5,565	6,063		141	May-02
Westview	Gillette, WY	2,192	331	2,102		-	331	2,102	2,433		33	May-02
Wheel Estates	Orlando, FL	564	134	793		-	134	793	927		17	May-02
Whispering Hills	Coal Valley, IL	390	92	777		6	92	783	875		23	May-02
Whitney	Gainesville, FL	2,522	450	2,662		228	450	2,890	3,340		449	Aug-99
Wikiup	Henderson, CO	11,629	1,475	8,383		821	1,475	9,204	10,679		1,637	Mar-99
Willow Springs	Fort Worth, TX	1,669	262	2,241		11	262	2,252	2,514		56	May-02
Willow Terrace	Fort Worth, TX	2,307	515	3,369		53	515	3,422	3,937		87	May-02
Windsor Mobile Estates	West Valley, UT	4,828	1,178	6,701		234	1,178	6,935	8,113		726	Aug-00
Zoppe's	Seagoville, TX	574	79	473		3	79	476	555		68	Jan-00
Miscellaneous other assets *		179,097	—	8,990		—	—	8,990	8,990		5,893
Total		$742,743	$123,715	$745,885	$-	$91,442	$123,715	$837,327	$961,042	(a)(b)	$63,597

*	Encumbrances on miscellaneous other assets includes $150,000 of our 14% preferred interest due 2005 and $29,000 of our senior variable rate mortgage due 2005, LIBOR plus 2.85% per annum.
(a)	The changes in total real estate and accumulated depreciation for the years ended December 31, 2002, 2001 and 2000 are as follows:

Rental and other property:	2002	2001	2000
Balance at beginning of year	$401,826	$284,998	$194,187
Acquisitions	547,069	105,633	82,469
Improvements and equipment purchases	15,402	11,431	8,799
Dispositions and other	(3,255)	(236)	(457)
Balance at end of year	$961,042	$401,826	$284,998
Accumulated Depreciation:
Balance at beginning of year	$31,565	$16,636	$6,371
Depreciation expense	32,003	14,944	10,287
Dispositions and other	29	(15)	(22)
Balance at end of year	$63,597	$31,565	$16,636

(b)	The aggregate cost for U.S. federal income tax purposes is $891,201.

III-4

# WE CREATE COMMUNITIES

ARC
Affordable Residential Communities

## Affordable Housing Solutions

- *Manufactured Home Communities*
- *In-Community Home Sales*
- *Consumer Financing*
- *Homeowner Insurance and Warranty Products*
- *Other Products and Services*
- *Hispanic Marketing Initiative*

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

SUBJECT TO COMPLETION, DATED JANUARY 26, 2004

5,000,000 Shares of     % Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

We are offering 5,000,000 shares of our     % Series A cumulative redeemable preferred stock. We have granted the underwriters an option to purchase up to 750,000 additional shares of our Series A preferred stock to cover over-allotments. We have elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes.

Concurrently with this offering, we are also making an initial public offering of 22,250,000 shares of our common stock and 2,364,854 shares of common stock are being offered by the selling stockholders described in the common stock prospectus.

We will pay cumulative dividends on our Series A preferred stock from the date of original issuance at the rate of     % per annum of the $25.00 liquidation preference (equivalent to a fixed annual rate of $     per share). We will pay dividends on our Series A preferred stock quarterly, beginning on                     , 2004. Our Series A preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption and is not convertible into any other securities. Holders of shares of our Series A preferred stock generally will have no voting rights, except if we fail to pay dividends for six or more quarters or as required by law.

Except in limited circumstances to preserve our status as a REIT, we may not redeem the Series A preferred stock until             , 2009. On and after             , 2009, we may, at our option, redeem the Series A preferred stock, in whole or from time to time in part, at a cash redemption price equal to $25.00 per share, plus all accumulated, accrued and unpaid dividends, if any, to and including the redemption date.

No public market currently exists for our Series A preferred stock. Our Series A preferred stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "ARCpfA." We expect that trading on the New York Stock Exchange will commence within 30 days after the initial delivery of our Series A preferred stock.

See "Risk Factors" beginning on page      of this prospectus for certain risks relevant to an investment in shares of our Series A preferred stock, including, among others:

•	If we do not complete our pending acquisition of 90 communities with approximately 26,000 homesites from Hometown America, L.L.C. our business and operations will be materially different from that described in this prospectus.
•	We may not successfully integrate the Hometown communities and realize the improvements in occupancy and operating results that we anticipate from this acquisition.
•	Adverse economic or other conditions in the markets in which we do business, including our five largest markets of Dallas-Fort Worth, Texas; Atlanta, Georgia; Salt Lake City, Utah; the Front Range of Colorado; and Jacksonville, Florida, could negatively affect our occupancy and our results of operations.
•	We may not be able to maintain and improve our occupancy through expansion of our rental home program or our in-community home sales and financing initiative, which could negatively affect our revenue and our results of operations.
•	The manufactured housing industry continues to face a challenging operating environment marked by a shortage of available financing for home purchases and a significant decrease in manufactured home shipments, which has put downward pressure on occupancy in manufactured home communities and may continue to do so.
•	Our Series A preferred stock is a new issuance and does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares; our Series A preferred stock has no stated maturity date.
•	Our Series A preferred stock is subordinated to existing and future debt.
•	Our ability to pay distributions on our Series A preferred stock may be limited. Upon consummation of our concurrent common and preferred stock offerings, the Hometown acquisition and the financing transactions described in this prospectus, we expect to have approximately $950 million of outstanding indebtedness. Payment of principal and interest on borrowings may leave us with insufficient cash to pay the distributions currently contemplated or necessary to maintain our REIT status. There also will be provisions in our revolving credit facility which may limit our ability to pay distributions on our Series A preferred stock.

	Per share	Total
Public offering price (1)	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

(1)	Plus accrued dividends, if any, from (but excluding) the date of original issue.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect that the shares of Series A preferred stock will be ready for delivery in book-entry form through The Depository Trust Company on or about                      , 2004.

Citigroup	Merrill Lynch & Co.

Legg Mason Wood Walker

Incorporated

McDonald Investments Inc.
Bear, Stearns & Co. Inc.
RBC Capital Markets

Keefe, Bruyette & Woods

The date of this prospectus is                 , 2004

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

Our Series A Preferred Stock Offering

The following is a brief summary of certain terms of our preferred stock offering. For a more complete description of the terms of our Series A preferred stock, see "Description of Stock—Preferred Stock."

Issuer	Affordable Residential Communities Inc.
Shares Offered	5,000,000 shares of % Series A cumulative redeemable preferred stock.
Dividends	Holders of our Series A preferred stock will be entitled to receive cash dividends at the rate of % per annum of the $25.00 liquidation preference (equivalent to a fixed annual rate of $ per share). The dividends are cumulative from the date of original issue, whether or not in any dividend period or periods we declare any dividends or have funds legally available for the payment of such dividends. We will pay dividends quarterly in arrears on or before the day of each , , and of each year or, if not a business day, the next succeeding business day, beginning , 2004. The first dividend we pay on , 2004 will be for less than a full quarter.
Liquidation Preference	If we liquidate, dissolve or wind up, holders of shares of our Series A preferred stock will be entitled to receive $25.00 per share, plus all accumulated, accrued and unpaid dividends (whether or not earned or declared) to and including the date of payment, before we make or set apart any payment or distribution for the holders of our common stock and any other classes or series of our stock ranking junior to our Series A preferred stock as to liquidation rights. The rights of the holders of our Series A preferred stock to receive their liquidation preference will be subject to the proportional rights of each other series or class of stock ranked on parity with our Series A preferred stock.
No Maturity	Our Series A preferred stock has no maturity date and we are not required to redeem our Series A preferred stock. Accordingly, our Series A preferred stock will remain outstanding indefinitely, unless we decide to redeem it. We are not required to set aside funds to redeem our Series A preferred stock.

Alt-1

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

Optional Redemption	We may not redeem the shares of our Series A preferred stock prior to , 2009, except in certain limited circumstances to maintain our ability to qualify as a REIT. On and after , 2009, we may, at our option, redeem our Series A preferred stock, in whole or from time to time in part, at a cash redemption price equal to $25.00 per share, plus all accumulated, accrued and unpaid dividends, if any, to and including the redemption date.
Ranking	Our Series A preferred stock, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, will rank

•	senior to our common stock, which we refer to in this prospectus as senior stock, and any other class or series of our stock if the holders of our Series A preferred stock are entitled to receive dividends or amounts distributable upon our liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series;

•	on a parity with any class or series of our stock, which we refer to in this prospectus as parity stock, if the holders of such class or series of stock and our Series A preferred stock are entitled to receive dividends and amounts distributable upon our liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other; and

•	junior to any class or series of our stock, which we refer to in this prospectus as junior stock, if the holders of such class or series are entitled to receive dividends and amounts distributable upon our liquidation, dissolution or winding up in preference or priority to the holders of our Series A preferred stock.

Alt-2

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

Voting Rights	Holders of our Series A preferred stock will generally have no voting rights.

If and when dividends on any shares of our Series A preferred stock are in arrears for six or more quarterly periods, whether or not consecutive, the number of directors then constituting our board of directors will be increased by two, if not already increased by reason of similar types of provisions with respect to shares of parity stock of any other class or series which is entitled to similar voting rights, which we refer to in this prospectus as the voting preferred stock, and the holders of shares of our Series A preferred stock, together with the holders of shares of all other voting preferred stock then entitled to exercise similar voting rights, voting as a single class regardless of series, will be entitled to vote for the election of the two additional directors of our company or fill any vacancy, at any annual meeting of stockholders or at a special meeting of the holders of our Series A preferred stock and of the voting preferred stock called for that purpose.

In addition, subject to certain exceptions, the affirmative vote of holders of at least two-thirds of the outstanding shares of our Series A preferred stock will be required to authorize, create, increase the authorized amount or issue any shares of any class of senior stock or any securities convertible into shares of any class of senior stock, or reclassify any of our outstanding parity or junior stock into shares of such senior stock or amend, alter or repeal any provision of our charter or bylaws, whether by merger, consolidation or otherwise, if such action would materially adversely affect the rights, preferences, privileges or voting powers of our Series A preferred stock.
Listing	Our Series A preferred stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "ARCpfA." Trading of our Series A preferred stock is expected to begin within 30 days after the date of initial delivery of our Series A preferred stock.
Settlement Date	Delivery of shares of our Series A preferred stock will be made against payment therefor on or about , 2004.

Alt-3

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

Form	Our Series A preferred stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances.
No Conversion	Our Series A preferred stock will not be convertible into or exchangeable for any of our other property or securities.
Restrictions on Ownership and Transfers	To maintain our qualifications as a REIT for U.S. federal income tax purposes, no individual may own more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of our outstanding shares of our stock. This ownership limit applies to individuals, but generally not to entities such as corporations, partnerships or limited liability companies.
Use of Proceeds	We will use the net proceeds of our common stock offering ($405.9 million) and our Series A preferred stock offering ($118.8 million):

•	to pay the cash purchase price and the related fees and expenses of the Hometown acquisition ($517.0 million);
•	to purchase rental homes ($5.7 million); and
•	to fund working capital ($2.0 million).

Ratio of Earnings to Fixed Charges	See "Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends" on page Alt-6 of this prospectus.

Alt-4

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

RISK FACTORS

This section describes some, but not all, of the risks of purchasing our Series A preferred stock in our preferred stock offering. You should carefully consider these risks before purchasing our Series A preferred stock in our preferred stock offering. In connection with the forward-looking statements that appear in this prospectus, you should carefully review the cautionary statements referred to in "Statements Regarding Forward-Looking Information."

Risks Related to the Series A Preferred Stock Offering

Our Series A preferred stock is a new issuance and does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares; our Series A preferred stock has no stated maturity date. Our Series A preferred stock is a new issue of securities with no established trading market. Since our Series A preferred stock has no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. Our Series A preferred stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "ARCpfA." However, an active trading market on the New York Stock Exchange for our Series A preferred stock may not develop or last, in which case the trading price of the stock could be adversely affected. If an active trading market does develop on the New York Stock Exchange, the stock may trade at prices higher or lower than their initial offering price. The trading price of the stock would depend on many factors, including:

•	prevailing interest rates;
•	the market for similar securities;
•	general economic conditions; and
•	our financial condition, performance and prospects.

We have been advised by the underwriters that they intend to make a market in the shares, but they are not obligated to do so and may discontinue market-making at any time without notice.

Our Series A preferred stock is subordinated to existing and future debt. Payment of dividends on our Series A preferred stock will be subordinated to all of our existing and future debt and will be structurally subordinated to the payment of dividends on preferred stock, if any, issued by our subsidiaries. To date none of our subsidiaries have issued any such preferred stock, except de minimis amounts issued by certain subsidiaries to our operating partnership. To the extent that any of our subsidiaries issue cumulative preferred stock to one or more third parties, that subsidiary would be unable to pay common dividends to its parent unless all cumulative dividends have been paid on such preferred stock for all past dividend periods and the then current dividend period. We may issue additional Series A preferred stock and/or shares of another class or series of preferred stock ranking on a parity with our Series A preferred stock with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up. These factors may affect the trading price of our Series A preferred stock.

Alt-5

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The following financial ratios measure our ability to repay interest and preferred stock dividends from our earnings. Earnings were computed by adding fixed charges (excluding preferred stock dividends) and minority interest of holders of OP units to net income from continuing operations. Fixed charges consist of interest costs, amortization of loan origination costs and distributions to preferred stockholders. The pro forma ratio for the nine months ended September 30, 2003 and the year ended December 31, 2002 is computed based on the pro forma effect of the Series A preferred stock offering, but excludes the effects of refinancing associated with our concurrent common stock offering, the financing transactions, the Hometown acquisition and our reorganization (with respect to 2002 only). The pro forma adjusted ratio of earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 2003 and the year ended December 31, 2002 have been computed based on the pro forma effects of the refinancing from our Series A preferred stock offering, the refinancing associated with our concurrent common stock offering, the financing transactions, the Hometown acquisition and our reorganization (with respect to 2002 only).

	Pro Forma		Nine Months Ended September 30, 2003	Years Ended December 31,
	Nine Months Ended September 30, 2003	Year Ended December 31, 2002		2002	2001	2000	1999		1998
			(from inception)
Ratio of earnings to combined fixed charges and preferred stock dividends	0.28x	0.02x	0.32x	0.02x	0.25x	0.10x	(0.05x	)	(0.03x	)
Deficiency in achieving a 1:1 coverage ratio	$39,117	$57,882	$31,148	$47,257	$12,760	$14,126	$8,900		$774

	Adjusted Pro Forma
	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
Ratio of earnings to combined fixed charges and preferred stock dividends	0.61x	0.34x
Deficiency in achieving a 1:1 coverage ratio	$20,595	$47,635

Alt-6

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences related to the acquisition, holding and disposition of our Series A preferred stock. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service, or the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. The summary is also based upon the assumption that the operation of ARC and its subsidiaries and other lower-tier and affiliated entities will in each case be in accordance with its applicable organizational documents or partnership agreement. This summary is for general information only, and does not purport to discuss investment or tax circumstances, or to stockholders subject to special tax rules, such as:

•	financial institutions;
•	insurance companies;
•	broker-dealers;
•	regulated investment companies;
•	holders who receive our Series A preferred stock through the exercise of employee stock options or otherwise as compensation; and
•	persons holding our Series A preferred stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment.

This summary assumes that stockholders will hold our Series A preferred stock as capital assets, which generally means as property held for investment.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR SERIES A PREFERRED STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACTS AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR SERIES A PREFERRED STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER'S PARTICULAR CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, EXCHANGING, OR OTHERWISE DISPOSING OF OUR SERIES A PREFERRED STOCK.

General

For a discussion of our qualification and taxation as a REIT, see "U.S. Federal Income Tax Considerations—Taxation of ARC," and "U.S. Federal Income Tax Consideration—Tax Aspects of Investments in Partnerships" in the accompanying prospectus relating to the concurrent offering of our common stock. Except as discussed below, generally, holders of our Series A preferred stock will be treated in the same manner as the holders of our common stock, as discussed under the caption "U.S. Federal Income Tax Considerations—Taxation of Stockholders" in the accompanying prospectus relating to the concurrent offering of our common stock.

Redemption of Our Series A Preferred Stock

A redemption of the Series A preferred stock will be treated under Section 302 of the Internal Revenue Code as a distribution taxable as a dividend (to the extent of our current or accumulated earnings and profits) unless the redemption satisfies one of several alternative tests set forth in Section

Alt-7

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

302(b) of the Internal Revenue Code enabling the redemption to be treated as a sale or exchange of our Series A preferred stock. Generally, a redemption will not be treated as a dividend if it (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete termination" of the stockholder's interest in us, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder, all within the meaning of Section 302(b) of the Internal Revenue Code. In determining whether any of these tests has been met, all of our stock, including preferred and common stock, owned directly or constructively by the stockholder will be taken into account. If a redemption satisfies any one of the tests, the redeeming stockholder will be treated in the manner described under the caption "U.S. Federal Income Tax Considerations—Taxation of Stockholders" in the accompanying prospectus relating to the concurrent offering of our common stock. If a redemption fails all of the tests above and is treated as a distribution taxable as a dividend, the amount of such distribution will be measured by the amount of cash and the fair market value of any property received by the stockholder. In addition, the stockholder's tax basis in such redeemed Series A preferred stock would be transferred to the stockholder's remaining stockholdings in us. If, however, the stockholder has no remaining stockholdings in us, and such stockholder is not deemed to have completely terminated such stockholder's interest in us due to the application of the constructive ownership rules, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely. Because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code is satisfied with respect to any particular holder of our Series A preferred stock will depend on the facts and circumstances as of the time the redemption occurs, you are advised to consult your tax advisors regarding the treatment of a redemption as a distribution taxable as a dividend for U.S. federal income tax purposes."

Alt-8

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

UNDERWRITING

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as lead underwriters of our preferred stock offering, and, together with Legg Mason Wood Walker, Incorporated, McDonald Investments Inc., Bear, Stearns & Co. Inc., RBC Dain Rauscher Inc. and Keefe, Bruyette & Woods, Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated as of the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the respective number of shares of our Series A preferred stock set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Legg Mason Wood Walker, Incorporated
McDonald Investments Inc.
Bear, Stearns & Co. Inc.
RBC Dain Rauscher Inc.
Keefe, Bruyette & Woods
Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our Series A preferred stock are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares of our Series A preferred stock (other than those covered by the over-allotment option described below) if they purchase any of the shares of our Series A preferred stock. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer some of the shares of our Series A preferred stock directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares of our Series A preferred stock to dealers at the public offering price less a concession not to exceed $      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $      per share on sales to other dealers. If all of the shares of our Series A preferred stock are not sold to the public at the initial public offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 750,000 additional shares of our Series A preferred stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the preferred offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of Series A preferred stock approximately proportionate to that underwriter's initial purchase commitment.

For a period of 180 days after the date of the preferred stock prospectus, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement (except a registration statement on Form S-4 relating to our acquisition of another entity) under the 1933 Act relating to, any additional shares of our preferred stock or securities convertible into or exchangeable or exercisable for any shares of our preferred stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Alt-9

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

Our Series A preferred stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "ARCpfA."

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with our preferred stock offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our Series A preferred stock.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our out-of-pocket expenses for our preferred stock offering will be approximately $2.2 million.

In connection with our preferred stock offering, the underwriters may purchase and sell shares of our Series A preferred stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of our Series A preferred stock in excess of the number of shares of our Series A preferred stock to be purchased by the underwriters in our preferred stock offering, which creates a short position. "Covered" short sales are sales made in an amount up to the number of shares of our Series A preferred stock represented by the underwriters' over-allotment option. In determining the source of shares of our Series A preferred stock to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares of our Series A preferred stock available for purchase in the open market as compared to the price at which they may purchase shares of our Series A preferred stock through the over-allotment option. Transactions to close out a covered syndicate short position involve purchases of our Series A preferred stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares of our Series A preferred stock in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our Series A preferred stock in the open market after pricing that could adversely affect investors who purchase in our preferred stock offering. Stabilizing transactions consist of bids for or purchases of shares of our Series A preferred stock in the open market while our preferred stock offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase shares of our Series A preferred stock originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our Series A preferred stock. They may also cause the price of our Series A preferred stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time without notice.

Certain of the underwriters have from time to time provided investment and commercial banking services to us and our affiliates, for which they have received customary fees and expenses. The underwriters may, from time to time engage in transactions with and perform services for us in the ordinary course of their business.

The underwriters will also act as underwriters in our concurrent common stock offering and will receive customary fees in connection therewith.

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will receive financial advisory fees in connection with the Hometown acquisition of $1.4 million and $1.4 million, respectively.

Alt-10

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

We have a commitment for new senior fixed rate mortgage loans and a new variable rate mortgage loan with Citigroup Global Markets Realty Corp. and Merrill Lynch Mortgage Lending, Inc. These entities will receive customary fees in connection with these loans. We also have a commitment for a new multi-year debt facility with Merrill Lynch Mortgage Capital Inc., in connection with our in-community retail home sales consumer financing initiative. This entity will receive customary fees in connection with this facility. Additionally, we have obtained commitments from affiliates of each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, Morgan Stanley & Co. Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC and McDonald Investments Inc., each of which is an underwriter in our common stock offering, as well as from Bank One, for a $125 million senior secured revolving credit facility for a term of three years to finance our acquisition of additional communities and rental homes and for other working capital needs, including the payment of distributions to our common stockholders. These underwriters will receive customary fees in connection with this credit facility.

In connection with the reorganization, an affiliate of Citigroup Global Markets Inc. rendered a fairness opinion to us and served as a financial advisor to each of the Limited Partnerships. In connection therewith, this affiliate received aggregate fees of $3.25 million.

An affiliate of Citigroup Global Markets Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated may provide financing in the amount up to approximately $2.0 million to certain of our named executive officers which will be used to pay tax liabilites in connection with common share grants to be made prior to completion of our concurrent offerings and/or to purchase shares of our common stock.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares of our Series A preferred stock to underwriters for sale to their online brokerage account holders. The representatives will allocate shares of our Series A preferred stock to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares of our Series A preferred stock may be sold by the underwriters to securities dealers who resell shares of our Series A preferred stock to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Alt-11

[ALTERNATE PAGE FOR SERIES A PREFERRED STOCK PROSPECTUS]

5,000,000 Shares

Affordable Residential
Communities Inc.

    % Series A Cumulative Redeemable Preferred Stock

P R O S P E C T U S

                    , 2 0 0 4

Joint Book-Running Managers

Citigroup

Merrill Lynch & Co.

Legg Mason Wood Walker

Incorporated

McDonald Investments Inc.

Bear, Stearns & Co. Inc.

RBC Capital Markets

Keefe, Bruyette & Woods

Alt-12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the concurrent offerings described in this registration statement are as follows:

Securities and Exchange Commission registration fee	$59,720
Legal fees and expenses	6,500,000
Accounting fees and expenses	900,000
Printing and engraving expenses	1,407,000
Transfer Agent and Registrar fees	20,000
NYSE listing fees	370,000
NASD filing fee	30,500
Miscellaneous expenses	915,500
Total	10,202,720

Item 32.    Sales to Special Parties.

None

Item 33.    Recent Sales of Unregistered Securities.

Since its formation, the registrant has issued unregistered securities as described below. None of the transactions involved any underwriters, underwriting discounts or commissions, or any public offering and the registrant believes that each transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act of 1933, as amended, or the 1933 Act by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, such securities were restricted as to transfers and appropriate legends were affixed to the share certificates and instruments issued in such transactions. Neither the registrant, nor anyone acting on its behalf, offered or sold any of the securities by any form of general solicitation or general advertising.

On June 15, 2001, April 1, 2002 and May 1, 2002 the registrant sold 1,497,559, 748,779 and 748,779 shares of common stock to certain accredited investors for an aggregate cash purchase price of $33,760,000, $16,879,999.50 and $16,879,999.50, respectively. The sales of shares of common stock were made in reliance on Section 4(2) of the 1933 Act.

On May 2, 2002, the registrant completed a reorganization transaction in connection with which Affordable Residential Communities L.P. ("Operating Partnership"), a limited partnership of which the registrant is the sole general partner with an approximate 86% interest, acquired three limited partnerships (the "LPs"). In exchange for their partnership interests in each of the LPs (the "Partnership Interests"), the former partners of the LPs received operating partnership units ("OP Units") of the Operating Partnership and/or cash with an aggregate value of approximately $178 million. Each of these OP Units was paired with one share of Special Voting Stock of the registrant. The registrant did not receive any direct consideration for the issuance of the shares of Special Voting Stock. The Operating Partnership acquired the LPs in exchange for a total of 2,726,187 million OP Units and $113 million in cash. The exchange of Partnership Interests for OP Units and shares of Special Voting Stock was made in reliance of Section 4(2) of the 1933 Act and Regulation D thereunder.

Also as part of the reorganization the registrant issued approximately 4,203,900 shares of common stock to ARC Holdings Limited Liability Company ("ARC Holdings"), an affiliated entity, in exchange for the stock of the subsidiary businesses of ARC Holdings, which were merged with subsidiaries of the Operating Partnership, and for certain intellectual property and service mark assets of ARC Holdings, which businesses and assets were valued at approximately $100 million. The exchange was made in reliance of Section 4(2) of the 1933 Act and Regulation D thereunder.

Item 34.    Indemnification of Directors and Officers

The Maryland General Corporation Law (the "MGCL") permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her status as a present or former director or officer of our company and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her status as a present or former director or officer of our company and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Item 35.    Treatment of Proceeds for Stock Being Registered

None.

Item 36.    Financial Statements and Exhibits

(a) Financial Statements. See Page F-1 for an index of the financial statements included in the registration statement.

(b) Exhibits. The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement relating to the Common Stock of Affordable Residential Communities Inc.
1.2*	Form of Underwriting Agreement relating to the % Series A Cumulative Redeemable Preferred Stock.
2.1***	Transaction Agreement, dated as of October 14, 2003, by and among Hometown America, L.L.C., Affordable Residential Communities LP (formerly known as Affordable Residential Communities IV, LP) and Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.).
2.2***	Amendment No. 1, dated as of November 4, 2003, to the Transaction Agreement, dated as of October 14, 2003, by and among Hometown America, L.L.C., Affordable Residential Communities LP (formerly known as Affordable Residential Communities IV, LP) and Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.).
3.1*	Articles of Amendment and Restatement of Affordable Residential Communities Inc.
3.2*	Amended and Restated Bylaws of Affordable Residential Communities Inc.
3.3*	Articles Supplementary of Affordable Residential Communities Inc. Designating a Series of Preferred Stock.
4.1***	Second Amended and Restated Registration Rights Agreement, dated as of April 8, 2002, by and among Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.) and the parties listed on the exhibits thereto.
4.2*	Form of Certificate of Common Stock of Affordable Residential Communities Inc.
4.3*	Form of Certificate of % Series A Cumulative Redeemable Preferred Stock of Affordable Residential Communities Inc.
4.4***	Amended and Restated Supplemental Stockholders Agreement, dated as of April 8, 2002, by and among Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Foreign Fund IV-B, L.P., Thomas H. Lee Charitable Investments Limited Partnership, Thomas H. Lee Investors Limited Partnership, Capital ARC Holdings, LLC f/k/a UBS Capital ARC Holdings, LLC, The Travelers Indemnity Company, Nassau Capital Fund L.P., Nassau Capital Partners II, L.P., NAS Partners I, L.L.C. and the individuals listed on the signature pages thereto.
4.5***	Pairing Agreement, dated as of May 2, 2002, by and between Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.) and Affordable Residential Communities LP (formerly known as Affordable Residential Communities IV, LP).
5.1*	Opinion of Venable LLP with respect to the legality of the shares being registered.
8.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to tax matters (including opinion of Venable LLP upon which the Skadden opinion relies as to certain Maryland law matters).
10.1+*	Employment Agreement between Scott D. Jackson and Affordable Residential Communities Inc.
10.2+*	Employment Agreement between John G. Sprengle and Affordable Residential Communities Inc.
10.3+*	Employment Agreement between George W. McGeeney and Affordable Residential Communities Inc.

Exhibit Number	Exhibit Title
10.4+*	Severance Agreement between Scott L. Gesell and Affordable Residential Communities Inc.
10.5+*	Severance Agreement between Lawrence E. Kreider and Affordable Residential Communities Inc.
10.6+*	Affordable Residential Communities Inc. 2003 Equity Incentive Plan.
10.7+*	Affordable Residential Communities Inc. Management Incentive Plan.
10.8*	Agreement of Limited Partnership of Affordable Residential Communities L.P. dated as of May 2, 2002.
10.9***	Commitment Letter, dated December 31, 2003, by and among Affordable Residential Communities LP, Citigroup Global Markets Realty Corp. and Merrill Lynch Mortgage Lending, Inc. with respect to fixed and floating rate mortgages.
10.10***	Commitment Letter, dated December 22, 2003, by and among Affordable Residential Communities, Inc., Citicorp North America, Inc. and Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.11***	Commitment Letter, dated December 23, 2003, by and between Affordable Residential Communities, L.P. and from Merrill Lynch Mortgage Capital Inc. with respect to the senior revolving credit facility.
10.12***	Commitment Letter, dated December 23, 2003 from Wachovia Bank, National Association to Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.13***	Commitment Letter, dated December 19, 2003 from Morgan Stanley to Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.14***	Commitment Letter, dated December 22, 2003 from UBS Loan Finance LLC to Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.15***	Commitment Letter, dated as of December 29, 2003 from Credit Suisse First Boston to Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.16***	Commitment Letter dated January 5, 2004 from Bank One to Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.17***	Commitment letter, dated December 1, 2003, by and among ARC Dealership, Inc. Enspire Finance, LLC and Merrill Lynch Mortgage Capital Inc. with respect to the retail home sales and consumer finance debt facility.
12.1**	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.
21.1***	List of Subsidiaries of the Registrant.
23.1*	Consent of Venable LLP (included in Exhibit 5.1).
23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).
23.3**	Consent of PricewaterhouseCoopers LLP.
23.4**	Consent of Venable (included in Exhibit 8.2).
24.1***	Power of Attorney (included on the Signature Page).

+	Exhibit is a management contract or compensatory plan.

*	To be filed by amendment

**	Filed herewith

***	Previously filed

Item 37.    Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the 1933 Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the 1933 Act shall be deemed to part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on January 26, 2004.

AFFORDABLE RESIDENTIAL COMMUNITIES INC.
By: /s/ Scott D. Jackson

Name: Scott D. Jackson Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the 26th day of January, 2004.

Name	Title
/s/ Scott D. Jackson ______________________________ Scott D. Jackson	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ John G. Sprengle ______________________________ John G. Sprengle	Vice Chairman of the Board, Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Todd M. Abbrecht ______________________________ Todd M. Abbrecht	Director
/s/ Michael Greene ______________________________ Michael Greene	Director
/s/ Randall A. Hack ______________________________ Randall A. Hack	Director
/s/ Thomas M. Hagerty ______________________________ Thomas M. Hagerty	Director
/s/ Eugene Mercy, Jr. ______________________________ Eugene Mercy, Jr.	Director
/s/ Charles Santos-Buch ______________________________ Charles Santos-Buch	Director
/s/ Scott A. Schoen ______________________________ Scott A. Schoen	Director
/s/ Lawrence E. Kreider ______________________________ Lawrence E. Kreider	Executive Vice President and Finance, Accounting and Chief Information Officer (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement relating to the Common Stock of Affordable Residential Communities Inc.
1.2*	Form of Underwriting Agreement relating to the % Series A Cumulative Redeemable Preferred Stock.
2.1***	Transaction Agreement, dated as of October 14, 2003, by and among Hometown America, L.L.C., Affordable Residential Communities LP (formerly known as Affordable Residential Communities IV, LP) and Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.).
2.2***	Amendment No. 1, dated as of November 4, 2003, to the Transaction Agreement, dated as of October 14, 2003, by and among Hometown America, L.L.C., Affordable Residential Communities LP (formerly known as Affordable Residential Communities IV, LP) and Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.).
3.1*	Articles of Amendment and Restatement of Affordable Residential Communities Inc.
3.2*	Amended and Restated Bylaws of Affordable Residential Communities Inc.
3.3*	Articles Supplementary of Affordable Residential Communities Inc. Designating a Series of Preferred Stock.
4.1***	Second Amended and Restated Registration Rights Agreement, dated as of April 8, 2002, by and among Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.) and the parties listed on the exhibits thereto.
4.2*	Form of Certificate of Common Stock of Affordable Residential Communities Inc.
4.3*	Form of Certificate of % Series A Cumulative Redeemable Preferred Stock of Affordable Residential Communities Inc.
4.4***	Amended and Restated Supplemental Stockholders Agreement, dated as of April 8, 2002, by and among Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Foreign Fund IV-B, L.P., Thomas H. Lee Charitable Investments Limited Partnership, Thomas H. Lee Investors Limited Partnership, Capital ARC Holdings, LLC f./k/a UBS Capital ARC Holdings, LLC, The Travelers Indemnity Company, Nassau Capital Fund L.P., Nassau Capital Partners II, L.P., NAS Partners I, L.L.C. and the individuals listed on the signature pages thereto.
4.5***	Pairing Agreement, dated as of May 2, 2002, by and between Affordable Residential Communities Inc. (formerly known as ARC IV REIT, Inc.) and Affordable Residential Communities LP (formerly known as Affordable Residential Communities IV, LP).
5.1*	Opinion of Venable LLP with respect to the legality of the shares being registered.
8.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to tax matters (including opinion of Venable LLP upon which the Skadden opinion relies as to certain Maryland law matters).
10.1+*	Employment Agreement between Scott D. Jackson and Affordable Residential Communities Inc.
10.2+*	Employment Agreement between John G. Sprengle and Affordable Residential Communities Inc.
10.3+*	Employment Agreement between George W. McGeeney and Affordable Residential Communities Inc.
10.4+*	Severance Agreement between Scott L. Gesell and Affordable Residential Communities Inc.

Exhibit Number	Exhibit Title
10.5+*	Severance Agreement between Lawrence E. Kreider and Affordable Residential Communities Inc.
10.6+*	Affordable Residential Communities Inc. 2003 Equity Incentive Plan.
10.7+*	Affordable Residential Communities Inc. Management Incentive Plan.
10.8*	Agreement of Limited Partnership of Affordable Residential Communities L.P. dated as of May 2, 2002.
10.9***	Commitment Letter, dated December 31, 2003, by and among Affordable Residential Communities LP, Citigroup Global Markets Realty Corp. and Merrill Lynch Mortgage Lending, Inc. with respect to fixed and floating rate mortgages.
10.10***	Commitment Letter, dated December 22, 2003, by and among Affordable Residential Communities, Inc., Citicorp North America, Inc. and Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.11***	Commitment Letter, dated December 23, 2003, by and between Affordable Residential Communities, L.P. and Merrill Lynch Mortgage Capital Inc. with respect to the senior revolving credit facility.
10.12***	Commitment Letter, dated December 23, 2003 from Wachovia Bank, National Association to Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.13***	Commitment Letter, dated December 19, 2003 from Morgan Stanley to Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.14***	Commitment Letter, dated December 22, 2003 from UBS Loan Finance LLC to Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.15***	Commitment Letter, dated as of December 29, 2003 from Credit Suisse First Boston to Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.16***	Commitment Letter, dated January 5, 2004 from Bank One to Citigroup Global Markets Inc. with respect to the senior revolving credit facility.
10.17***	Commitment Letter, dated December 1, 2003, by and among ARC Dealership, Inc., Enspire Finance, LLC and Merrill Lynch Mortgage Capital Inc. with respect to the retail home sales and consumer finance debt facility.
12.1**	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.
21.1***	List of Subsidiaries of the Registrant.
23.1*	Consent of Venable LLP (included in Exhibit 5.1)
23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).
23.3**	Consent of PricewaterhouseCoopers LLP.
24.1***	Power of Attorney (included on the Signature Page).

+	Exhibit is a management contract or compensatory plan.
*	To be filed by amendment
**	Filed herewith
***	Previously filed